Filed Pursuant to Rule 424(b)(3)
Registration No. 333-202818

Dear Bridge Bancorp Shareholder:

On December 14, 2014, Bridge Bancorp, Inc., or Bridge Bancorp, and its wholly owned subsidiary, The Bridgehampton National Bank, or Bridgehampton Bank, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) with Community National Bank, or CNB.  The merger agreement provides for the merger of CNB with and into Bridgehampton Bank, with Bridgehampton Bank as the surviving bank (which we refer to as the “merger”).  If the merger is completed, each outstanding share of CNB common stock (other than any dissenting shares) will be converted into the right to receive 0.79 of a share of Bridge Bancorp common stock. Bridge Bancorp common stock trades on the Nasdaq Global Select Market under the symbol “BDGE”.  CNB common stock is quoted on the OTCQB Marketplace under the symbol “CBNY”.  Based on Bridge Bancorp’s closing stock price on March 30, 2015 of $25.82, the aggregate implied value of the merger consideration (including issued and outstanding options to purchase CNB common stock) is $147.7 million.

The board of directors of Bridge Bancorp has approved the merger and the transactions related to it.  The merger cannot be completed unless, among other things, Bridge Bancorp’s shareholders approve the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger.  The issuance of Bridge Bancorp shares to CNB shareholders must be approved by a majority of the total votes cast by Bridge Bancorp shareholders entitled to vote.

At the Bridge Bancorp 2015 annual meeting of shareholders, you will be asked to (i) approve the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger as set forth in the merger agreement, (ii) approve the adjournment, postponement or continuation of the annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the issuance of Bridge Bancorp common stock to CNB shareholders at the completion of the merger, (iii) approve the amendment of the Bridge Bancorp certificate of incorporation to increase the number of authorized shares of common stock, par value $0.01 per share, that Bridge Bancorp is authorized to issue from 20 million to 40 million, (iv) elect two directors to Bridge Bancorp’s board of directors to hold office for a term of three years and until their successors are elected and qualified, (v) approve, on an advisory (non-binding) basis, Bridge Bancorp’s executive compensation as described in this document (which we refer to as the “joint proxy statement/prospectus”), and (vi) ratify the appointment of Crowe Horwath LLP as the independent registered public accounting firm for Bridge Bancorp for the year ending December 31, 2015.  The annual meeting of Bridge Bancorp shareholders will be held on Friday, May 8, 2015, at 11:00 a.m., local time.  If the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger is not approved by Bridge Bancorp shareholders, the merger cannot be completed.

This joint proxy statement/prospectus is being furnished to shareholders of Bridge Bancorp in connection with the solicitation by the Bridge Bancorp board of directors of proxies to be used at the Bridge Bancorp 2015 annual meeting of shareholders.  This joint proxy statement/prospectus provides you with detailed information about matters to be voted on at the Bridge Bancorp 2015 annual meeting of shareholders, including the proposed merger and the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger. It also contains or references information about Bridge Bancorp and CNB and related matters. You are encouraged to read this joint proxy statement/prospectus carefully.  In particular, you should read the “Risk Factors” section beginning on page 31 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

Your board of directors unanimously recommends that you vote “FOR” approval of the issuance of shares of Bridge Bancorp common stock to CNB shareholders upon completion of the merger, “FOR” each of the other proposals and “FOR” each of the director nominees.

If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the issuance of shares of Bridge Bancorp common stock upon completion of the merger, “FOR” each of the other proposals and “FOR” each of the director nominees.

This joint proxy statement/prospectus is also being delivered to CNB shareholders as Bridge Bancorp’s prospectus for its offering of Bridge Bancorp common stock to CNB shareholders in connection with the merger, and as a proxy statement in connection with the solicitation by the CNB board of directors of proxies to be used at the CNB special meeting of shareholders.

Voting procedures are described in the joint proxy statement/prospectus. Your vote is important.  Whether or not you plan to attend the annual meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.

Sincerely,

/s/ Kevin M. O’Connor

Kevin M. O’Connor
President and Chief Executive Officer

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS

Joint proxy statement/prospectus dated March 31, 2015, and first mailed to shareholders on or about April 6, 2015.

Dear Community National Bank Shareholder:

On December 14, 2014, Community National Bank, or CNB, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) with Bridge Bancorp, Inc., or Bridge Bancorp, and its wholly owned subsidiary, Bridgehampton National Bank, or Bridgehampton Bank.  The merger agreement provides for the merger of CNB with and into Bridgehampton Bank, with Bridgehampton Bank as the surviving bank (which we refer to as the “merger”).

If the merger agreement is completed, each outstanding share of CNB common stock will be converted into the right to receive 0.79 of a share of Bridge Bancorp common stock, and the separate existence of CNB will cease. The value of the merger consideration will fluctuate with the market price of Bridge Bancorp’s common stock and will not be adjusted to reflect stock price changes prior to the closing.  Based on the closing price of Bridge Bancorp’s common stock on the Nasdaq Global Select Market on December 12, 2014, the last trading day before public announcement of the merger agreement, the 0.79 exchange ratio represented approximately $20.03 in value for each share of CNB’s common stock.  Based on the closing price of Bridge Bancorp’s common stock on March 30, 2015, the 0.79 exchange ratio represented approximately $20.40 in value for each share of CNB’s common stock.  You should obtain current stock price quotations for Bridge Bancorp’s common stock.  Bridge Bancorp common stock trades on the Nasdaq Global Select Market under the symbol “BDGE”. CNB common stock is quoted on the OTCQB Marketplace under the symbol “CBNY”.  Based on Bridge Bancorp’s closing stock price on March 30, 2015 of $25.82, the aggregate implied value of the merger consideration (including issued and outstanding options to purchase CNB common stock) is $147.7 million.

The board of directors of CNB has approved the merger agreement and the transactions related to it.  The merger cannot be completed unless, among other things, the merger agreement is approved by CNB shareholders.  The merger agreement must be approved by the affirmative vote of holders of two-thirds of the issued and outstanding shares of CNB common stock.  CNB will hold a special meeting of shareholders in connection with the merger.  The special meeting of CNB shareholders will be held on Thursday, May 7, 2015, at 10:00 a.m. local time.  At the CNB special meeting of shareholders, you will be asked to (i) approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, and (ii) approve the adjournment, postponement or continuation of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the approval of the merger agreement.

Your board of directors unanimously recommends that you vote “FOR” approval of the merger agreement and “FOR” approval of one or more adjournments or postponements of the special meeting, if necessary or appropriate, including adjournments or postponements to permit further solicitation of proxies in favor of the approval of the merger agreement.

If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement and “FOR” approval of one or more adjournments or postponements of the special meeting, if necessary or appropriate, including adjournments or postponements to permit further solicitation of proxies in favor of the approval of the merger agreement. If you fail to vote, it will have the same effect as voting “AGAINST” approval of the merger agreement.

This document (which we refer to as the “joint proxy statement/prospectus”) is being delivered to CNB shareholders in connection with the solicitation by the CNB board of directors of proxies to be used at the CNB special meeting of shareholders.  This joint proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about Bridge Bancorp and CNB and related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 31 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

Voting procedures are described in the joint proxy statement/prospectus. Your vote is important.  Whether or not you plan to attend the annual meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.

This joint proxy statement/prospectus is also being delivered to Bridge Bancorp shareholders in connection with the solicitation by the Bridge Bancorp board of directors of proxies to be used to approve the issuance of Bridge Bancorp shares in the merger and at the Bridge Bancorp 2015 annual meeting of shareholders.

Sincerely,

/s/ Stuart H. Lubow

Stuart H. Lubow
Chairman, President and Chief Executive Officer

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint proxy statement/prospectus dated March 31, 2015, and first mailed to shareholders on or about April 6, 2015.

BRIDGE BANCORP, INC.

2200 MONTAUK HIGHWAY

BRIDGEHAMPTON, NY 11932

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 8, 2015

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Bridge Bancorp, Inc. (the “annual meeting”) will be held at The Bridgehampton National Bank, 2200 Montauk Highway, Bridgehampton, New York 11932, on Friday, May 8, 2015, at 11:00 a.m. local time, to consider and vote upon the following matters:

1.              a proposal to approve the issuance of shares of Bridge Bancorp, Inc. common stock to Community National Bank shareholders at the completion of the merger (the “merger”) of Community National Bank with and into The Bridgehampton National Bank pursuant to an Agreement and Plan of Merger dated December 14, 2014 (the “merger agreement”) (which we refer to as the “Bridge Bancorp merger proposal”);

2.              a proposal to approve one or more adjournments of the annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the issuance of shares of Bridge Bancorp, Inc. common stock to Community National Bank shareholders at the completion of the merger (which we refer to as the “Bridge Bancorp adjournment proposal”);

3.              a proposal to amend Bridge Bancorp, Inc.’s certificate of incorporation to increase the number of shares of common stock, par value $0.01 per share, Bridge Bancorp, Inc. is authorized to issue from 20 million to 40 million (which we refer to as the “Bridge Bancorp certificate amendment proposal)”;

4.              the election of two directors to Bridge Bancorp, Inc.’s board of directors, to hold office for a term of three years and until their successors are elected and qualified;

5.              a proposal to approve, on an advisory (non-binding) basis, Bridge Bancorp, Inc.’s executive compensation as described in the attached joint proxy statement/prospectus;

6.              a proposal to ratify the appointment of Crowe Horwath LLP as the independent registered public accounting firm for Bridge Bancorp, Inc. for the year ending December 31, 2015; and

7.              any other business which may properly come before the annual meeting or any adjournment or postponement thereof.

The proposed merger is described in more detail in the attached joint proxy statement/prospectus, which you should read carefully in its entirety before you vote.  If the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger is not approved by Bridge Bancorp shareholders, the merger cannot be completed.

A copy of the merger agreement is attached as Appendix A to the attached joint proxy statement/prospectus. Only Bridge Bancorp, Inc. shareholders of record as of the close of business on March 20, 2015, are entitled to notice of and to vote at the annual meeting of shareholders or any adjournments or postponements thereof.

Your vote is very important.  To ensure your representation at the annual meeting of shareholders, please follow the voting procedures described in the attached joint proxy statement/prospectus and on the enclosed proxy card. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

BRIDGE BANCORP, INC.’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ALL PROPOSALS AND “FOR” EACH OF THE DIRECTOR NOMINEES.

BY ORDER OF THE BOARD OF DIRECTORS

Howard H. Nolan
Senior Executive Vice President, Chief Financial Officer and Corporate Secretary

April 6, 2015
Bridgehampton, New York

If you have any questions concerning the merger or other matters to be considered at the Bridge Bancorp, Inc. annual meeting, would like additional copies of the attached joint proxy statement/prospectus or need help voting your shares, please contact Bridge Bancorp, Inc.’s proxy solicitor:

Laurel Hill Advisory Group, LLC

2 Robbins Lane

Suite 201

Jericho, NY 11753

888-742-1305

COMMUNITY NATIONAL BANK

200 MIDDLE NECK ROAD

GREAT NECK, NEW YORK 11021

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 7, 2015

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Community National Bank will be held at 400 Broadhollow Road, Suite 305, Melville, New York 11747, on Thursday, May 7, 2015, at 10:00 a.m. local time, to consider and vote upon the following matters:

1.              a proposal to approve the Agreement and Plan of Merger, dated as of December 14, 2014 (the “merger agreement”), by and between Bridge Bancorp, Inc., The Bridgehampton National Bank and Community National Bank, and thereby to approve the transactions contemplated by the merger agreement, including the merger (the “merger”) of Community National Bank with and into The Bridgehampton National Bank (which we refer to as the “CNB merger proposal”);

2.              a proposal to approve one or more adjournments or postponements of the special meeting, if necessary or appropriate, including adjournments or postponements to permit further solicitation of proxies in favor of the approval of the merger agreement (which we refer to as the “CNB adjournment proposal”); and

3.              any other business which may properly come before the special meeting or any adjournments or postponements thereof.

You are entitled to dissent to the merger and receive payment for your shares under 12 U.S.C. §215a.  Any shareholder who wishes to exercise these rights must strictly comply with the procedures described in the attached joint proxy statement/prospectus, including: (1) (a) delivering to Community National Bank, at or prior to the vote on the merger agreement is taken at the special meeting of shareholders, written notice to the presiding officer that he or she dissents from the merger agreement; or (b) voting against the merger agreement; and (2) strictly complying with all of the procedures required under 12 U.S.C. §215a.  We have included a copy of 12 U.S.C. §215a as Appendix E to the attached joint proxy statement/prospectus.

The proposed merger is described in more detail in the attached joint proxy statement/prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to the attached joint proxy statement/prospectus. Only Community National Bank shareholders of record as of the close of business on March 20, 2015, are entitled to notice of and to vote at the special meeting of shareholders or any adjournments of the special meeting.

Your vote is very important.  To ensure your representation at the special meeting of shareholders, please follow the voting procedures described in the attached joint proxy statement/prospectus and on the enclosed proxy card. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

COMMUNITY NATIONAL BANK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT AND “FOR” THE ADJOURNMENT PROPOSAL DESCRIBED ABOVE.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph Lavelle
Corporate Secretary

April 6, 2015
Great Neck, New York

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD.  YOU WILL RECEIVE A LETTER OF TRANSMITTAL WITH INSTRUCTIONS FOR DELIVERING YOUR STOCK CERTIFICATES UNDER SEPARATE COVER.

If you have any questions concerning the merger or other matters to be considered at the Community National Bank special meeting, would like additional copies of this joint proxy statement/prospectus or need help voting your shares, please contact Community National Bank’s proxy solicitor:

Laurel Hill Advisory Group, LLC

2 Robbins Lane

Suite 201

Jericho, NY 11753

888-742-1305

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Bridge Bancorp, Inc. from documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Bridge Bancorp, Inc. at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

Bridge Bancorp, Inc.

2200 Montauk Highway

Bridgehampton, New York 11932

Attention:  Howard H. Nolan

Senior Executive Vice President, Chief Financial Officer and Corporate Secretary

You will not be charged for any of these documents that you request. To obtain these documents before the Bridge Bancorp, Inc. annual meeting, you must request them no later than April 30, 2015.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated March 31, 2015, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Bridge Bancorp, Inc. has been provided by Bridge Bancorp and information contained in this document regarding Community National Bank has been provided by Community National Bank.

See “Where You Can Find More Information” for more details.

APPENDICES

A.	Agreement and Plan of Merger by and among Bridge Bancorp, Inc., The Bridgehampton National Bank, and Community National Bank, dated as of December 14, 2014	A-1
B.	Opinion of Raymond James & Associates, Inc.	B-1
C.	Opinion of RBC Capital Markets, LLC	C-1
D.	Opinion of Sandler O’Neill & Partners, L.P.	D-1
E.	Dissenters’ Rights pursuant to 12 U.S.C. §215a	E-1

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

The following are answers to certain questions that you may have regarding the merger and the shareholder meetings. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote.  Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this joint proxy statement/prospectus. See “Where You Can Find More Information.”

GENERAL QUESTIONS ABOUT THE MERGER

Q:               WHY AM I RECEIVING THIS DOCUMENT?

A.                 On December 14, 2014, Bridge Bancorp, Inc., or Bridge Bancorp, and its wholly owned subsidiary, The Bridgehampton National Bank, or Bridgehampton Bank, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) with Community National Bank, or CNB.  The merger agreement provides for the merger of CNB with and into Bridgehampton Bank, with Bridgehampton Bank as the surviving bank (which we refer to as the “merger”).  A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A. In order to complete the merger, the shareholders of CNB must vote to approve the merger agreement and the shareholders of Bridge Bancorp must approve the issuance of shares of Bridge Bancorp common stock to CNB shareholders upon completion of the merger. CNB will hold a special meeting of shareholders, and Bridge Bancorp will hold an annual meeting of shareholders, to obtain the required approvals to complete the merger. By this joint proxy statement/prospectus, CNB’s board of directors and Bridge Bancorp’s board of directors are soliciting proxies from their respective shareholders to obtain this approval at the shareholder meetings discussed below. This joint proxy statement/prospectus contains important information about the merger agreement, the merger, the shareholder meetings, and other related matters, and you should read it carefully.

Q:               WHAT WILL HAPPEN TO CNB AS A RESULT OF THE MERGER?

A:                If the merger is completed, CNB will merge with and into Bridgehampton Bank, and CNB shareholders will become Bridge Bancorp shareholders.  CNB will cease to exist.

Q:               WHAT WILL CNB SHAREHOLDERS RECEIVE IN THE MERGER?

A:                If the merger-related proposals are approved and the merger is subsequently completed, each outstanding share of CNB common stock (other than any dissenting shares) will be converted into the right to receive 0.79 of a share of Bridge Bancorp common stock.  In the event of certain decreases in the stock price of Bridge Bancorp, as described in the merger agreement and this joint proxy statement/prospectus, CNB may elect to terminate the merger agreement unless Bridge Bancorp elects to increase the exchange ratio.  See “The Merger and the Merger Agreement–Merger Consideration; Surrender of Stock Certificates” beginning on page 97.

Q:        WHEN WILL THE MERGER BE COMPLETED?

A:                The merger will be completed when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals, the approval of the merger agreement by CNB shareholders at the CNB special meeting, and the approval of the issuance of shares of Bridge Bancorp common stock to CNB shareholders upon completion of the merger by Bridge Bancorp shareholders at the Bridge Bancorp annual meeting.   We currently expect to complete the merger late in the second calendar quarter of 2015. However, because fulfillment of some of the conditions to completion of the merger, such as the receipt of required regulatory approvals, is not entirely within our control, we cannot predict the actual timing.

Q:        WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A:         If the merger is not completed, CNB shareholders will not receive any consideration for their shares of common stock in connection with the merger. Instead, CNB will remain an independent bank. Under specified circumstances, CNB may be required to pay to Bridge Bancorp a fee with respect to the termination of the merger agreement, as described under “The Merger and the Merger Agreement-Termination; Amendment; Waiver” beginning on page 137.

Q:               SHOULD CNB SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:         No. CNB shareholders SHOULD NOT send in any stock certificates now. If the merger is approved, transmittal materials, with instructions for their completion, will be provided to CNB shareholders under separate cover and the stock certificates should be sent at that time.

Q:        WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CNB SHAREHOLDERS?

A:                The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of CNB common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of CNB common stock for shares of Bridge Bancorp common stock in the merger, except with respect to any cash received instead of fractional shares of Bridge Bancorp common stock.

For a more detailed discussion of the material United States federal income tax consequences of the merger, please see the section “The Merger and the Merger Agreement—Material United States Federal Income Tax Consequences of the Merger” beginning on page 139.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q:               ARE DISSENTING CNB SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:                Yes.  Pursuant to federal banking law, CNB shareholders may dissent from the merger and elect to have the fair market value of their shares appraised and be paid in cash.  In order to perfect dissenters’ rights of appraisal, a shareholder must comply with the provisions of federal law, which include voting against the merger or giving notice in writing at or prior to the special meeting to the presiding officer that he or she dissents from the plan of merger.  For further information see “The Merger and the Merger Agreement—Dissenters’ Rights” on page129, and Appendix E to this joint proxy statement/prospectus.

Q:               ARE THERE RISKS THAT I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR APPROVAL OF THE MERGER-RELATED PROPOSALS?

A:                Yes. You should read and carefully consider the risk factors set forth in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 31.

THE CNB SPECIAL MEETING

Q:               WHEN AND WHERE WILL CNB HOLD ITS SPECIAL MEETING?

A:                CNB will hold a special meeting of its shareholders at 400 Broadhollow Road, Suite 305, Melville, New York 11747, on Thursday, May 7, 2015, at 10:00 a.m. local time.

Q:               WHAT MATTERS ARE CNB SHAREHOLDERS BEING ASKED TO APPROVE AT THE CNB SPECIAL MEETING PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS?

A:                CNB shareholders are being asked to approve the merger agreement, and thereby approve the transactions contemplated by the merger agreement, including the merger. We refer to this proposal as the “CNB merger proposal.”  CNB shareholders also are being asked to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the CNB merger proposal, which we refer to as the “CNB adjournment proposal.”

Q:               WHAT DOES CNB’S BOARD OF DIRECTORS RECOMMEND WITH RESPECT TO THE TWO PROPOSALS?

A:                CNB’s board of directors has unanimously approved the merger agreement and determined that the merger agreement and the merger are fair to and in the best interests of CNB and its shareholders and unanimously recommends that CNB shareholders vote “FOR” the CNB merger proposal.

CNB’s board of directors also unanimously recommends that CNB shareholders vote “FOR” the CNB adjournment proposal.

Q:               DID THE BOARD OF DIRECTORS OF CNB RECEIVE AN OPINION FROM A FINANCIAL ADVISOR WITH RESPECT TO THE MERGER?

A:                Yes. On December 14, 2014, Raymond James & Associates, Inc., which we refer to in this joint proxy statement/prospectus as “Raymond James,” rendered its oral opinion to the board of directors of CNB, which was confirmed in writing on December 14, 2014, that, as of such date and based upon and subject to the factors and assumptions described to the CNB board during its presentation and set forth in the opinion, the consideration in the proposed merger was fair, from a financial point of view, to holders of CNB common stock. The full text of Raymond James’ written opinion is attached as Appendix B to this joint proxy statement/prospectus. CNB shareholders are urged to read the opinion carefully.

Q:               WHO CAN VOTE AT THE CNB SPECIAL MEETING?

A:                Holders of record of CNB common stock at the close of business on March 20, 2015, which is the record date for the CNB special meeting, are entitled to vote at the special meeting.

Q:               HOW MANY VOTES MUST BE REPRESENTED IN PERSON OR BY PROXY AT THE CNB SPECIAL MEETING TO HAVE A QUORUM?

A:                The holders of a majority of the shares of CNB common stock outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting.

Q:               WHAT VOTE BY CNB SHAREHOLDERS IS REQUIRED TO APPROVE THE CNB SPECIAL MEETING PROPOSALS?

A:                Approval of the CNB merger proposal will require the affirmative vote of holders of two-thirds of the outstanding shares of CNB common stock.  Abstentions and broker non-votes will have the same effect as shares voted against the merger agreement proposal.

Approval of the CNB adjournment proposal will require the affirmative vote of a majority of the votes cast at the special meeting.  Abstentions and broker non-votes will not affect whether the CNB adjournment proposal is approved.

As of the record date for the special meeting, directors and executive officers of CNB, together with their affiliates, had sole or shared voting power over approximately 43.7% of the CNB common stock outstanding and entitled to vote at the special meeting.

Q:               HOW CAN THE CNB SHAREHOLDERS VOTE THEIR SHARES FOR THE SPECIAL MEETING PROPOSALS PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS?

A:                CNB shareholders may vote by completing, signing, dating and returning the proxy card in the enclosed prepaid return envelope as soon as possible. This will enable their shares to be represented and voted at the special meeting. If your stock is held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please review the proxy card or instruction form provided by your broker, bank or other nominee that accompanies this proxy statement.

Q:               WILL A BROKER OR BANK HOLDING SHARES IN “STREET NAME” FOR A CNB SHAREHOLDER AUTOMATICALLY VOTE THOSE SHARES FOR THE SHAREHOLDER AT THE CNB SPECIAL MEETING?

A:                No. A broker, bank or other nominee WILL NOT vote your shares with respect to the CNB merger proposal without first receiving instructions from you on how to vote. If your shares are held in “street name,” you will receive separate voting instructions with your proxy materials. It is therefore important that you provide timely instruction to your broker, bank or other nominee to ensure that all shares of CNB common stock that you own are voted at the special meeting.

Q:               WILL CNB SHAREHOLDERS BE ABLE TO VOTE THEIR SHARES AT THE CNB SPECIAL MEETING IN PERSON?

A:                Yes. Submitting a proxy will not affect the right of any CNB shareholder to vote in person at the special meeting. If your shares are held in “street name,” you must ask your broker, bank or other nominee how to vote your shares in person at the special meeting.

Q:               WHAT DO CNB SHAREHOLDERS NEED TO DO NOW?

A:                After carefully reading and considering the information contained in this joint proxy statement/prospectus, CNB shareholders are requested to vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card. The proxy card will instruct the persons named on the proxy card to vote the shareholder’s CNB shares at the special meeting as the shareholder directs. If a shareholder signs and sends in a proxy card and does not indicate how the shareholder wishes to vote, the proxy will be voted “FOR” approval of the CNB merger proposal and “FOR” approval of the CNB adjournment proposal.

Q:               WHAT SHOULD A CNB SHAREHOLDER DO IF HE OR SHE RECEIVES MORE THAN ONE SET OF VOTING MATERIALS?

A:                As a CNB shareholder, you may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple CNB proxy cards or voting instruction cards. For example, if you hold your CNB shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold CNB shares. If you are a holder of record and your CNB shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both CNB common stock and Bridge Bancorp common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus in the sections entitled “CNB Special Meeting of Shareholders” and “Bridge Bancorp, Inc. Annual Meeting of Shareholders.”

Q:               MAY A CNB SHAREHOLDER CHANGE OR REVOKE THE SHAREHOLDER’S VOTE AFTER SUBMITTING A PROXY?

A:                Yes.  If you have not voted through your broker, bank or other nominee, you can change your vote by:

•          providing written notice of revocation to the Corporate Secretary of CNB, which must be filed with the Corporate Secretary by the time the special meeting begins;

•          submitting a new proxy card (any earlier proxies will be revoked automatically); or

•          attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow the directions of your broker bank or other nominee to change your vote.

Q:               WHAT HAPPENS IF I SELL MY SHARES OF CNB COMMON STOCK BEFORE THE SPECIAL MEETING?

A:                The record date for CNB shareholders entitled to vote at the special meeting is earlier than both the date of the special meeting and the completion of the merger. If you transfer your CNB shares of common stock after the record date but before the special meeting, you will, unless special arrangements are made, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares.

Q:               IF I AM A CNB SHAREHOLDER, WHO CAN HELP ANSWER MY QUESTIONS?

A:                If you have any questions about the merger or the special meeting, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact CNB’s proxy solicitor, Laurel Hill Advisory Group, LLC, at (888) 742-1305.

THE BRIDGE BANCORP ANNUAL MEETING

Q:               WHEN AND WHERE WILL BRIDGE BANCORP HOLD ITS ANNUAL MEETING?

A:                Bridge Bancorp will hold its annual meeting of its shareholders at The Bridgehampton National Bank, 2200 Montauk Highway, Bridgehampton, New York 11932, on Friday, May 8, 2015, at 11:00 a.m. local time.

Q:               WHAT MATTERS ARE BRIDGE BANCORP SHAREHOLDERS BEING ASKED TO APPROVE AT THE BRIDGE BANCORP ANNUAL MEETING PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS?

A:                At the Bridge Bancorp annual meeting, Bridge Bancorp shareholders will be asked to:

•                  approve the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger.  We refer to this proposal as the “Bridge Bancorp merger proposal”;

•                  approve the adjournment, postponement or continuation of the annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the issuance of Bridge Bancorp common stock to CNB shareholders at the completion of the merger.  We refer to this proposal as the “Bridge Bancorp adjournment proposal”;

•                  approve the amendment of Bridge Bancorp’s certificate of incorporation to increase the number of shares of common stock that Bridge Bancorp is authorized to issue from 20 million to 40 million.  We refer to this proposal as the “Bridge Bancorp certificate amendment proposal”; and

•                  vote on other matters that are usually addressed at the annual meeting, including the election of directors, an advisory (non-binding) resolution approving Bridge Bancorp’s executive compensation as described in this joint proxy statement/prospectus and the ratification of the appointment of Crowe Horwath LLP as the independent registered public accounting firm for fiscal 2015.

If the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger is not approved by Bridge Bancorp shareholders, the merger cannot be completed.

Q:               WHAT DOES BRIDGE BANCORP’S BOARD OF DIRECTORS RECOMMEND WITH RESPECT TO THE PROPOSALS?

A:                The Bridge Bancorp board of directors unanimously recommends that you vote “FOR” approval of the Bridge Bancorp merger proposal, “FOR” approval of the Bridge Bancorp adjournment proposal, “FOR” the Bridge Bancorp certificate amendment proposal, “FOR” each of the director nominees, and “FOR” each of the other proposals to be voted on at the annual meeting.

Q:               DID THE BOARD OF DIRECTORS OF BRIDGE BANCORP RECEIVE AN OPINION FROM ITS FINANCIAL ADVISORS WITH RESPECT TO THE MERGER?

A:                Yes. On December 12, 2014, RBC Capital Markets, LLC, which we refer to in this joint proxy statement/prospectus as “RBC”, delivered to the board of directors of Bridge Bancorp its written opinion that, as of such date and based upon and subject to the factors and assumptions described to the Bridge Bancorp board during its presentation and set forth in the opinion, the consideration in the proposed merger was fair, from a financial point of view, to Bridge Bancorp.  In addition, on December 12, 2014, Sandler O’Neill & Partners, L.P., which we refer to in this joint proxy statement/prospectus as “Sandler O’Neill”, delivered to the board of directors of Bridge Bancorp its written opinion that, as of such date and based upon and subject to the factors and assumptions described to the Bridge Bancorp board during its presentation and set forth in the opinion, the consideration in the proposed merger was fair, from a financial point of view, to Bridge Bancorp.  The full text of the written opinions of RBC and Sandler O’Neill are attached as Appendix C and Appendix D, respectively, to this joint proxy statement/prospectus. Bridge Bancorp shareholders are urged to read the opinions carefully.

Q:               WHO CAN VOTE AT THE BRIDGE BANCORP ANNUAL MEETING?

A:                Holders of record of Bridge Bancorp common stock at the close of business on March 20, 2015, which is the record date for the Bridge Bancorp annual meeting, are entitled to vote at the annual meeting.

Q:               HOW MANY VOTES MUST BE REPRESENTED IN PERSON OR BY PROXY AT THE BRIDGE BANCORP ANNUAL MEETING TO HAVE A QUORUM?

A:                The holders of a majority of the shares of Bridge Bancorp common stock outstanding and entitled to vote at the annual meeting, present in person or represented by proxy, will constitute a quorum at the annual meeting.

Q:               WHAT VOTE BY BRIDGE BANCORP SHAREHOLDERS IS REQUIRED TO APPROVE THE BRIDGE BANCORP ANNUAL MEETING PROPOSALS?

A:                Assuming a quorum is present at the Bridge Bancorp annual meeting, approval of the Bridge Bancorp merger proposal, the Bridge Bancorp adjournment proposal, the ratification of the appointment of Crowe Horwath LLP as the independent registered public accounting firm for fiscal 2015, and the advisory (non-binding) resolution to approve Bridge Bancorp’s executive compensation as described in this joint proxy statement/prospectus, will each require the affirmative vote of a majority of the votes cast at the meeting. Abstentions and broker non-votes will have no effect on the vote on these proposals.

Approval of the Bridge Bancorp certificate amendment will require the affirmative vote of a majority of the outstanding shares of Bridge Bancorp common stock entitled to vote on the proposal.  Broker non-votes and abstentions from voting will have the same effect as voting against the Bridge Bancorp certificate amendment proposal.

Directors of Bridge Bancorp will be elected by a plurality of votes cast, without regard to either broker non-votes, or proxies as to which authority to vote for the nominees being proposed is withheld.

As of the record date for the annual meeting, directors and executive officers of Bridge Bancorp, together with their affiliates, had sole or shared voting power over approximately 6.2% of the Bridge Bancorp common stock outstanding and entitled to vote at the annual meeting.

Q:               HOW CAN THE BRIDGE BANCORP SHAREHOLDERS VOTE THEIR SHARES FOR THE ANNUAL MEETING PROPOSALS PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS?

A:                Bridge Bancorp shareholders may vote by completing, signing, dating and returning the proxy card in the enclosed prepaid return envelope as soon as possible. This will enable their shares to be represented and voted at the annual meeting.  If your stock is held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please review the proxy card or instruction form provided by your broker, bank or other nominee that accompanies this proxy statement.

Q:               WILL A BROKER OR BANK HOLDING SHARES IN “STREET NAME” FOR A BRIDGE BANCORP SHAREHOLDER AUTOMATICALLY VOTE THOSE SHARES FOR THE SHAREHOLDER AT THE BRIDGE BANCORP ANNUAL MEETING?

A:                Not on all matters, and not on matters related to the merger.  A broker or bank WILL NOT vote your shares with respect to the Bridge Bancorp merger proposal without first receiving instructions from you on how to vote. If your shares are held in “street name,” you will receive separate voting instructions with your proxy materials. It is therefore important that you provide timely instruction to your broker or bank to ensure that all shares of Bridge Bancorp common stock that you own are voted at the annual meeting. A broker or bank will also not be able to vote your shares with respect to the Bridge Bancorp certificate amendment proposal, the election of directors, or the approval, on an advisory (non-binding) basis, of the Bridge Bancorp executive compensation as described in this joint proxy statement/prospectus.

Q:               WILL BRIDGE BANCORP SHAREHOLDERS BE ABLE TO VOTE THEIR SHARES AT THE BRIDGE BANCORP ANNUAL MEETING IN PERSON?

A:                Yes. Submitting a proxy will not affect the right of any Bridge Bancorp shareholder to vote in person at the annual meeting. If a Bridge Bancorp shareholder holds shares in “street name,” the shareholder must ask its broker or bank how to vote those shares in person at the annual meeting.

Q:               WHAT DO BRIDGE BANCORP SHAREHOLDERS NEED TO DO NOW?

A:                After carefully reading and considering the information contained in this joint proxy statement/prospectus, Bridge Bancorp shareholders are requested to vote by mail or by attending the annual meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card. The proxy card will instruct the persons named on the proxy card to vote a shareholder’s Bridge Bancorp shares at the annual meeting as such shareholder directs. If a shareholder signs and sends in a proxy card and does not indicate how the shareholder wishes to vote, the proxy will be voted “FOR” all of the Bridge Bancorp annual meeting proposals and “FOR” the election of all director nominees.

Q:               WHAT SHOULD A BRIDGE BANCORP SHAREHOLDER DO IF HE OR SHE RECEIVES MORE THAN ONE SET OF VOTING MATERIALS?

A:                As a Bridge Bancorp shareholder, you may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple Bridge Bancorp proxy cards or voting instruction cards. For example, if you hold your Bridge Bancorp shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Bridge Bancorp shares. If you are a holder of record and your Bridge Bancorp shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Bridge Bancorp common stock and CNB common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus in the sections entitled “CNB Special Meeting of Shareholders” and “Bridge Bancorp, Inc. Annual Meeting of Shareholders.”

Q:               MAY A BRIDGE BANCORP SHAREHOLDER CHANGE OR REVOKE THE SHAREHOLDER’S VOTE AFTER SUBMITTING A PROXY?

A:                Yes. If you have not voted through a broker, bank or other nominee, you can change your vote by:

•          providing written notice of revocation to the Corporate Secretary of Bridge Bancorp, which must be filed with the Corporate Secretary by the time the annual meeting begins;

•          submitting a new proxy card (any earlier proxies will be revoked automatically); or

•          attending the annual meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the annual meeting without voting will not revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow the directions of such broker, bank or other nominee to change your vote.

Q:               WHAT HAPPENS IF I SELL MY SHARES OF BRIDGE BANCORP COMMON STOCK BEFORE THE ANNUAL MEETING?

A:                The record date for Bridge Bancorp shareholders entitled to vote at the annual meeting is earlier than both the date of the annual meeting and the completion of the merger. If you transfer your Bridge Bancorp shares of common stock after the record date but before the annual meeting, you will, unless special arrangements are made, retain your right to vote at the annual meeting.

Q:               IF I AM A BRIDGE BANCORP SHAREHOLDER, WHO CAN HELP ANSWER MY QUESTIONS?

A:                If you have any questions about the merger or the annual meeting, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact Bridge Bancorp’s proxy solicitor, Laurel Hill Advisory Group, LLC, at (888) 742-1305 for shareholders or (516) 933-3100 for banks and brokers.

SUMMARY

On December 14, 2014, Bridge Bancorp, and its wholly owned subsidiary, Bridgehampton Bank, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) with CNB.  The merger agreement provides for the merger of CNB with and into Bridgehampton Bank, with Bridgehampton Bank as the surviving bank (which we refer to as the “merger”).

The merger cannot be completed unless the merger agreement is approved by CNB shareholders and the issuance of shares of Bridge Bancorp common stock to CNB shareholders upon completion of the merger is approved by Bridge Bancorp shareholders.  This document (which we refer to as the “joint proxy statement/prospectus”) provides you with detailed information about the proposed merger. It also contains or references information about Bridge Bancorp and CNB and related matters.

This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire joint proxy statement/prospectus and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement and related transactions.  In addition, we incorporate by reference important business and financial information about Bridge Bancorp, Inc. into this document. For a description of this information, see “Where You Can Find More Information” on page 147. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “References to Additional Information” on the inside front cover of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

This joint proxy statement/prospectus, including information included or incorporated by reference herein, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to: (i) statements of goals, intentions and expectations; (ii) statements regarding business plans, prospects, growth and operating strategies; (iii) statements regarding the asset quality of loan and investment portfolios; (iv) statements regarding estimates of risks and future costs and benefits; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning.  These forward-looking statements are based on current beliefs and expectations of the management of Bridge Bancorp, Bridgehampton Bank and CNB and are inherently subject to significant business, economic and competitive uncertainties and contingencies, including those described in the section entitled “Risk Factors,” many of which are beyond the control of Bridge Bancorp, Bridgehampton Bank and CNB. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See “Forward—Looking Statements” on page 35.

THE MERGER

The merger agreement is attached to this document as Appendix A.  We encourage you to read the agreement carefully, as it is the legal document that governs the merger of CNB with and into Bridgehampton Bank.

Parties to the Merger

Bridge Bancorp and Bridgehampton Bank. Bridge Bancorp is a bank holding company engaged in commercial banking and financial services through its wholly owned subsidiary, Bridgehampton Bank.  Established in 1910, and headquartered in Bridgehampton, New York, Bridgehampton Bank, with assets of approximately $2.29 billion, total deposits of approximately $1.83 billion and stockholders’ equity of approximately $175 million as of December 31, 2014, has a primary market area of Suffolk and Southern Nassau Counties, Long Island, operates 29 retail branch locations and two loan production offices; one in Manhattan, and one in Riverhead, New York. Through this branch network and its electronic delivery channels, Bridgehampton Bank provides deposit and loan products and financial services to local businesses, consumers and municipalities.  Title insurance services are offered through Bridgehampton Bank’s wholly owned subsidiary, Bridge Abstract.  Bridge Financial Services, Inc., a wholly owned subsidiary of Bridgehampton Bank, offers financial planning and investment consultation. The principal executive office of Bridge is located at 2200 Montauk Highway, Bridgehampton, New York 11932 and the telephone number is (631) 537-1000.

CNB. Founded in 2005, CNB is a national bank regulated by the Office of the Comptroller of the Currency.  CNB engages in general commercial banking business from its main office in Great Neck, New York, eight branch offices located in Nassau and western Suffolk counties on Long Island, one branch office in Manhattan, New York City and one branch office in Queens, New York City.  CNB provides its customers with a variety of banking services such as transactional deposit accounts, time deposit accounts, consumer and business loans and merchant bank card services.  As of December 31, 2014, CNB’s total assets, deposits, and net loans were approximately $951 million, $829 million, and $750 million, respectively.  CNB’s principal executive office is located at 200 Middle Neck Road, Great Neck, New York 11201 and the telephone number is (516) 498-9111.

Upon completion of the proposed merger, the combined institution will have $3.3 billion in assets, $2.7 billion in deposits and 40 branches serving Long Island and the greater New York metropolitan area.

Bridge Bancorp Annual Meeting of Shareholders (page 36)

Bridge Bancorp will hold its 2015 annual meeting of shareholders at The Bridgehampton National Bank, at 2200 Montauk Highway, Bridgehampton, New York 11932, on Friday, May 8, 2015 at 11:00 a.m., local time.  At the annual meeting, Bridge Bancorp shareholders will be asked to:

•                  approve the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger, as set forth in the merger agreement (which we refer to as the “Bridge Bancorp merger proposal”);

•                  approve the adjournment, postponement or continuation of the annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the issuance of Bridge Bancorp common stock to CNB shareholders at the completion of the merger (which we refer to as the “Bridge Bancorp adjournment proposal”);

•                  approve the amendment of Bridge Bancorp’s certificate of incorporation to increase the number of shares of common stock Bridge Bancorp is authorized to issue from 20 million to 40 million (which we refer to as the “Bridge Bancorp certificate amendment proposal”); and

•                  vote on other matters that are usually addressed at the annual meeting, including the election of two directors, an advisory (non-binding) resolution approving Bridge Bancorp’s executive compensation as described in this joint proxy statement/prospectus and the ratification of the appointment of Crowe Horwath LLP as the independent registered public accounting firm for fiscal 2015.

If the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger is not approved by Bridge Bancorp shareholders, the merger cannot be completed.

You may vote at the annual meeting of shareholders if you owned shares of Bridge Bancorp common stock at the close of business on the record date, March 20, 2015.  On that date, there were 11,704,184 shares of Bridge Bancorp common stock outstanding and entitled to vote at the annual meeting of shareholders. You may cast one vote for each share of Bridge Bancorp common stock you owned on the record date.

Even if you expect to attend the annual meeting of shareholders, Bridge Bancorp recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Assuming a quorum is present at the Bridge Bancorp annual meeting, approval of the Bridge Bancorp merger proposal, the Bridge Bancorp adjournment proposal, the ratification of the appointment of Crowe Horwath LLP as the independent registered public accounting firm for fiscal 2015, and the advisory (non-binding) resolution to approve Bridge Bancorp’s executive compensation as described in this joint proxy statement/prospectus, will each require the affirmative vote of a majority of the votes cast at the meeting. Abstentions and broker non-votes will have no effect on the vote on these proposals.

Approval of the Bridge Bancorp certificate amendment will require the affirmative vote of a majority of the outstanding shares entitled to vote on the proposal.  Broker non-votes and abstentions from voting will have the same effect as voting against the Bridge Bancorp certificate amendment proposal.

Directors of Bridge Bancorp will be elected by a plurality of votes cast, without regard to either broker non-votes, or proxies as to which authority to vote for the nominees being proposed is withheld.

As of the record date for the annual meeting, directors and executive officers of Bridge Bancorp, together with their affiliates, had sole or shared voting power over approximately 6.2% of the Bridge Bancorp common stock outstanding and entitled to vote at the annual meeting.

CNB Special Meeting of Shareholders (page 72)

CNB will hold a special meeting of its shareholders at 400 Broadhollow Road, Suite 305, Melville, New York 11747, on Thursday, May 7, 2015, at 10:00 a.m. local time.  At the special meeting of shareholders, CNB shareholders will be asked to vote to approve the merger agreement (which we refer to as the “CNB merger proposal”), and to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the CNB merger proposal (which we refer to as the “CNB adjournment proposal”).

You may vote at the special meeting of shareholders if you owned shares of CNB common stock at the close of business on the record date, March 20, 2015.  On that date, there were 6,866,181 shares of CNB common stock outstanding and entitled to vote at the CNB special meeting of shareholders. You may cast one vote for each share of CNB common stock you owned on the record date.

Even if you expect to attend the special meeting of shareholders, CNB recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Approval of the merger agreement by CNB shareholders requires the affirmative vote of holders of two-thirds of the issued and outstanding shares of CNB common stock.  A failure to vote or an abstention will have the same effect as a vote against approval of the merger agreement.  Approval of the CNB adjournment proposal will require the affirmative vote of a majority of the votes cast at the special meeting. Abstentions and broker non-votes will not affect whether the CNB adjournment proposal is approved.

As of the record date, directors and executive officers of CNB beneficially owned 3,164,223 shares of CNB common stock entitled to vote at the special meeting of shareholders.  This represents approximately 43.7% of the total votes entitled to be cast at the special meeting of shareholders. These individuals have executed voting agreements pursuant to which they have agreed to vote “FOR” adoption of the merger agreement.

What CNB Shareholders Will Receive in the Merger (page 97)

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of CNB common stock will be converted into the right to receive 0.79 of a share of Bridge Bancorp common stock, which is referred to as the exchange ratio.  In the event of certain decreases in the stock price of Bridge Bancorp, as described in the merger agreement and this document, CNB may elect to terminate the merger agreement unless Bridge Bancorp elects to increase the exchange ratio.

Material United States Federal Income Tax Consequences of the Merger (page 139)

Bridge Bancorp and CNB will not be required to complete the merger unless each receives a legal opinion from its respective counsel to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to your shares of CNB common stock upon receiving shares of Bridge Bancorp common stock in the merger, except with respect to any cash received in lieu of a fractional share interest in Bridge Bancorp common stock.

You should read “The Merger and the Merger Agreement—Material United States Federal Income Tax Consequences of the Merger” for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

The CNB Board of Directors Unanimously Recommends Shareholder Approval of the Merger Agreement (page 101)

CNB’s board of directors, after careful review and consideration of the terms of the merger agreement, unanimously approved the merger agreement and all directors have agreed to vote shares of CNB stock they own as of the record date in favor of the adoption of the merger agreement. CNB’s board of directors believes that the merger and the merger agreement are fair to and in the best interests of CNB and its shareholders and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement. See “The Merger and the Merger Agreement—Recommendation of the CNB Board of Directors and Reasons for the Merger.”

Fairness Opinion of CNB’s Financial Advisor (page 103 and Appendix B)

At the December 14, 2014 meeting of the CNB board of directors, representatives of Raymond James rendered Raymond James’ oral opinion, which was subsequently confirmed by delivery of a written opinion to the CNB board of directors dated December 14, 2014, as to the fairness, as of such date, from a financial point of view, to the holders of CNB common stock other than Bridge Bancorp and its affiliates (the “Unaffiliated Shareholders”) of the exchange ratio provided for in the merger pursuant to the merger agreement. Raymond James’ opinion addresses the fairness, from a financial point of view, to the Unaffiliated Shareholders in their capacity as holders of CNB common stock, and not in any other capacity, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated December 14, 2014, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix B to this joint proxy statement prospectus.  Raymond James provided its opinion for the information and assistance of the CNB board of directors (in its capacity as such) in connection with its consideration of the merger, and its opinion only addresses whether the exchange ratio provided for in the merger pursuant to the merger agreement was fair, from a financial point of view, to the Unaffiliated Shareholders.  The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby.  The Raymond James opinion does not constitute a recommendation to the CNB board or any holder of CNB common stock as to how the CNB board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

The Bridge Bancorp Board of Directors Unanimously Recommends Shareholder Approval of the Issuance of Shares of Bridge Bancorp Common Stock to CNB Shareholders at the Completion of the Merger (page 108)

Bridge Bancorp’s board of directors, after careful review and consideration of the terms of the merger agreement, unanimously approved the merger agreement, and all directors have agreed to vote shares of Bridge Bancorp stock they own as of the record date in favor of the adoption of the Bridge Bancorp merger proposal. Bridge Bancorp’s board of directors believes that the merger and the merger agreement are fair to and in the best interests of Bridge Bancorp and its shareholders and unanimously recommends that you vote “FOR” approval of the Bridge Bancorp merger proposal. See “The Merger and the Merger Agreement—Recommendation of the Bridge Bancorp Board of Directors and Reasons for the Merger.”

Opinion of RBC Capital Markets, LLC as Bridge Bancorp’s Financial Advisor (page 109 and Appendix C)

Bridge Bancorp retained RBC to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid by Bridge Bancorp in connection with the merger. Bridge Bancorp selected RBC to act as its financial advisor based on its qualifications, expertise, reputation and knowledge of Bridge Bancorp’s business and affairs and its experience with community bank holding companies and the industry in which Bridge Bancorp operates. RBC has delivered a written opinion to the board of directors of Bridge Bancorp to the effect that, as of December 12, 2014 and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio pursuant to the merger agreement was fair, from a financial point of view, to

Bridge Bancorp. RBC’s opinion was provided to the Bridge Bancorp board of directors in connection with the board’s evaluation of the Exchange Ratio, and did not address any other aspect of the merger or constitute a recommendation to any holder of Bridge Bancorp common stock, par value $0.01 per share, as to how such holder of Bridge Bancorp common stock should vote or act with respect to any matters relating to the merger.

The full text of RBC’s written opinion, dated December 12, 2014, is attached to this joint proxy statement/prospectus as Appendix C, and constitutes part of this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by RBC in rendering its opinion. You should carefully read the opinion in its entirety. For a further discussion of RBC’s opinion, Bridge Bancorp’s prior relationship with RBC and the terms of RBC’s engagement, see “The Merger and the Merger Agreement—Fairness Opinion of RBC as Bridge Bancorp’s Financial Advisor” beginning on page 109 of this joint proxy statement/prospectus.

Opinion of Sandler O’Neill & Partners, L.P. as Bridge Bancorp’s Financial Advisor (page 118 and Appendix D)

On December 12, 2014, Sandler O’Neill rendered its written opinion to the board of directors of Bridge Bancorp that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Bridge Bancorp’s shareholders. The full text of the Sandler O’Neill written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Appendix D.  Bridge Bancorp shareholders are urged to read the opinion in its entirety.  The Sandler O’Neill written opinion is addressed to the board of directors of Bridge Bancorp, is directed only to the exchange ratio in the merger, and does not constitute a recommendation as to how any holder of Bridge Bancorp common stock should vote with respect to the Bridge Bancorp merger proposal or any other matter.

Holders of CNB Common Stock Have Dissenters’ Rights (page 129 and Appendix E)

The holders of CNB common stock are entitled to dissent from approval of the merger agreement and to receive the fair value of their shares if the merger is consummated provided they follow certain procedures.  These procedures are described at page 129 in the section “The Merger and the Merger Agreement—Dissenters’ Rights” and set forth in Appendix E hereto.

Interests of CNB’s Directors and Officers in the Merger that are Different From Yours (page 130)

In considering the recommendation of the Board of Directors of CNB to approve the merger agreement, you should be aware that officers and directors of CNB have employment and other compensation agreements or economic interests that give them interests in the merger that are somewhat different from, or in addition to, their interests as CNB shareholders. These interests and agreements provide for cash severance payments in the aggregate amount of up to approximately $2.6 million. Some of the interests of the officers and directors include:

•                  Change in control agreements with Stuart H. Lubow, President and Chief Executive Officer, Donna Frasco, Executive Vice President and Chief Retail Officer, Conrad Gunther, Executive Vice President and Chief Loan Officer, Joseph Lavelle, Senior Vice President and Chief Compliance & Risk Officer and Jay McConie, Executive Vice President and Chief Financial Officer that provide for cash severance payments, automobile benefits and continued health insurance in connection with a termination of employment without cause or for good reason following a change in control, each of which will be terminated in connection with the merger in exchange for the payment of cash and benefits pursuant to individual settlement agreements that Bridge Bancorp and CNB have entered into with each individual;

•                  A Supplemental Executive Retirement Plan for Stuart H. Lubow which provides for lifetime cash payments commencing on the later of the date of the executive’s termination or the date the executive attains age sixty-five, and this benefit, which the executive is currently not vested in, will become fully vested upon a termination of employment following a change in control, and will be held in a Rabbi trust for the benefit of Mr. Lubow;

•                  A Non-Competition and Consulting Agreement that Bridgehampton Bank has entered into with Stuart H. Lubow, a Defense of Tax Position Agreement and a settlement agreement that Bridge Bancorp and Bridgehampton Bank have entered into with each of Stuart H. Lubow, Donna Frasco, Conrad Gunther, Joseph Lavelle and Jay McConie;

•                  The CNB 2004 Incentive Stock Option Plan, CNB 2004 Stock Option Plan for Non-Employee Directors and the CNB 2007 Stock Option Plan shall terminate in connection with the merger, and, as a result of the merger, the holder of a stock option, whether or not vested, will receive an amount equal to the product of (i) the excess, if any, of the average value of a share of Bridge Bancorp common stock as reported on the Nasdaq for the five consecutive trading days ending on the fifth trading day preceding the date of the merger and (ii) the exchange ratio of 0.79, over the applicable per share exercise price of that option multiplied by the number of shares of CNB common stock that the holder could have purchased with the option if the holder had exercised the option immediately prior to the date of the merger, and at the holder’s election payment, less applicable tax withholding, will be made in the form of cash, 40% cash and 60% Bridge Bancorp common stock or solely in the form of Bridge Bancorp common stock;

•                  Two individuals who are directors of CNB, as determined by Bridge Bancorp and Bridgehampton Bank in consultation with CNB, shall be appointed and elected to the Bridge Bancorp and Bridgehampton Bank boards of directors;

•                  Matthew Lindenbaum, a CNB director, and his affiliates own approximately 8% of the outstanding shares of common stock of Bridge Bancorp; and

•                  Rights of CNB officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Regulatory Approvals Required for the Merger (page 136)

The merger cannot be completed without the prior approval of the Office of the Comptroller of the Currency.  Bridgehampton Bank is in the process of seeking this approval.  While Bridgehampton Bank does not know of any reason why it would not be able to obtain the necessary approvals in a timely manner, Bridgehampton Bank cannot assure you that this approval will occur or what the timing may be or that this approval will not be subject to one or more conditions that affect the advisability of the merger.

Conditions to the Merger (page 135)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•                  the receipt of all regulatory approvals and other necessary approvals of governmental entities (other than those the failure of which to obtain would not reasonably be expected to cause a material adverse effect (as defined in the merger agreement)), including the OCC’s approval of the merger and the expiration of all applicable statutory waiting periods;

•                  approval of the merger agreement by the affirmative vote of holders of two-thirds of the issued and outstanding shares of CNB common stock;

•                  approval of the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger, by the affirmative vote of a majority of the votes cast by Bridge Bancorp shareholders;

•                  there must be no statute, rule, regulation, order, injunction or decree in existence which enjoins or prohibits the completion of the merger;

•                  Bridge Bancorp’s registration statement, of which this joint proxy statement/prospectus is a part, shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•                  the shares of Bridge Bancorp common stock to be issued to CNB shareholders in the merger must have been approved for listing on the Nasdaq;

•                  with respect to each of CNB and Bridge Bancorp, the representations and warranties of the other party to the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the date of the closing (except to the extent such representations and warranties speak as of an earlier date).  If a representation or warranty was qualified as to materiality, it must be true or correct after giving effect to the materiality standard. In addition, each party must have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the effective time of the merger;

•                  both Bridge and CNB must have received a legal opinion from their respective counsels that the merger will qualify as a tax-free reorganization under United States federal income tax laws;

•                  holders of no more than 10% of CNB’s common stock exercise their right to dissent from approving the merger and instead demand the fair value of their shares;

•                  the regulatory approvals necessary to consummate the merger must not include any term, condition or restriction upon Bridge Bancorp or Bridgehampton Bank that imposes a burdensome condition, as defined in the merger agreement; and

•                  Bridge Bancorp shall have delivered certificates representing the shares of Bridge Bancorp common stock, or at its option, evidence of shares in book entry form, and cash in lieu of fractional shares to the exchange agent on or before the closing date and the exchange agent has provided CNB with a certificate evidencing such delivery.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so.  Shareholder approval and regulatory approvals may not be legally waived.

Although Bridge Bancorp anticipates the closing will occur during the second quarter of 2015, because the satisfaction of certain of these conditions is beyond its control, Bridge Bancorp cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether the merger will be completed.

No Solicitation (page 136)

Subject to certain exceptions, CNB has agreed not to initiate, solicit, induce or knowingly encourage any inquiries or the making of any proposal or offer from any third party relating to an acquisition of CNB, or enter into an agreement relating to an acquisition proposal by a third party.  Notwithstanding these restrictions, however, the merger agreement provides that, under specified circumstances, in response to an unsolicited acquisition proposal or inquiry from a third party which, in the good faith judgment of the CNB board of directors, is or is reasonably likely to lead to a proposal which is superior to the merger with Bridgehampton Bank, CNB may furnish information regarding CNB and participate in discussions and negotiations with such third party.

Termination of the Merger Agreement (page 137)

Bridge Bancorp and CNB may mutually agree at any time to terminate the merger agreement without completing the merger, even if CNB and Bridge Bancorp shareholders have approved it.  Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by November 30, 2015, if the required regulatory approval is not received or if the shareholders of CNB or Bridge Bancorp do not approve the merger.  In addition, either party may terminate the merger agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within 30 days of the notice of breach (provided that the terminating party is not then in material breach of the merger agreement).  In addition, CNB may terminate the merger agreement if Bridge’s stock price falls below thresholds set forth in the merger agreement and Bridge does not increase the exchange ratio pursuant to a prescribed formula or, under certain limited circumstances, if CNB has received a proposal which its board of directors determines is superior to the merger with Bridge Bancorp and has determined to accept such proposal.  Bridge Bancorp may terminate the merger agreement if any regulatory approval includes a burdensome condition or if CNB accepts a superior proposal and fails to recommend that the shareholders of CNB approve the merger agreement or withdraws, or modifies or changes its recommendation in a manner adverse to Bridge Bancorp.

Termination Fee (page 137)

If the merger is terminated pursuant to specified situations in the merger agreement (for example, if CNB accepts a “superior proposal,” as defined in the merger agreement, or enters into an acquisition proposal under certain circumstances), CNB may be required to pay a termination fee to Bridge Bancorp of $5.0 million.  CNB agreed to this termination fee arrangement in order to induce Bridge Bancorp to enter into the merger agreement.  The termination fee requirement may discourage other companies from trying or proposing to combine with CNB before the merger is completed.

Comparison of Shareholders’ Rights (page 141)

The rights of CNB shareholders who continue as Bridge Bancorp shareholders after the merger will be governed by New York corporate law and the certificate of incorporation and bylaws of Bridge Bancorp rather than by the National Bank Act and OCC regulations and the articles of association and bylaws of CNB.

SELECTED HISTORICAL FINANCIAL DATA FOR BRIDGE BANCORP AND FOR CNB

Bridge Bancorp, Inc.

The following tables set forth selected historical consolidated financial data for Bridge Bancorp as of and for each of the five years ended December 31, 2014 (which have been derived from its audited consolidated financial statements). You should read these tables together with the historical consolidated financial information contained in Bridge Bancorp’s consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Bridge Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2014, which has been filed with the SEC and are incorporated by reference herein.

	At or for the Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands, except share and per share data)

Balance Sheet Data
Total assets	$2,288,653	$1,896,746	$1,624,713	$1,337,458	$1,028,456
Securities available for sale	587,184	575,179	529,070	441,439	323,539
Securities, restricted	10,037	7,034	2,978	1,660	1,284
Securities held to maturity	214,927	201,328	210,735	169,153	147,965
Loans held for sale	—	—	—	2,300	—
Loans, net	1,320,690	997,262	784,007	601,306	495,563
Goodwill and core deposit intangible(1)	10,292	2,224	2,283	2,350	—
Deposits	1,833,779	1,539,079	1,409,322	1,188,185	916,993
Borrowings	249,590	173,370	71,890	16,897	21,370
Junior subordinated debentures	16,002	16,002	16,002	16,002	16,002
Stockholders’ equity	$175,118	$159,460	$118,672	$106,987	$65,720
Common shares outstanding	11,650,405	11,307,607	8,907,890	8,345,399	6,364,656

(1)         Goodwill and core deposit intangibles relate to the acquisition FNBNY Bancorp, Inc. that was completed on February 14, 2014, and the acquisition of Hamptons State Bank (“HSB”) that was completed on May 27, 2011.

	At or for the Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands, except share and per share data)
Income Statement Data
Interest income	$74,910	$58,430	$54,514	$50,426	$44,899
Interest expense	7,460	7,272	7,555	7,616	7,740
Net interest income	67,450	51,158	46,959	42,810	37,159
Provision for loan losses	2,200	2,350	5,000	3,900	3,500
Net interest income after provision for loans losses	65,250	48,808	41,959	38,910	33,659
Non-interest income	8,166	8,891	10,673	6,949	7,433
Non-interest expense	52,414	37,937	33,780	30,837	27,879
Income before income taxes	21,002	19,762	18,852	15,022	13,213
Income taxes	7,239	6,669	6,080	4,663	4,047
Net income(1)	$13,763	$13,093	$12,772	$10,359	$9,166

Stock and Related Per Share Data
Earnings per share — basic and diluted(1)	$1.18	$1.36	$1.48	$1.54	$1.45
Cash dividends declared per common share	0.92	0.69	1.15	0.69	0.92
Book value per share	15.03	14.10	13.32	12.82	10.33
Tangible book value per share(2)	14.15	13.90	13.07	12.54	10.33

(1) The 2014 amount includes $3.8 million of acquisition costs, net of income taxes, associated with the FNBNY and CNB acquisitions and branch restructuring costs, net of income taxes. The 2013 amount includes $0.4 million of acquisition costs, net of income taxes, associated with the FNBNY acquisition. The 2011 amount includes $0.5 million of acquisition costs, net of income taxes, associated with the HSB acquisition.

(2) Excludes goodwill and core deposit intangibles of approximately $10.3 million at December 31, 2014 related to the acquisitions of FNBNY Bancorp, Inc. and HSB. Excludes goodwill and core deposit intangibles of approximately $2.2 million, $2.3 million and $2.4 million at December 31, 2013, 2012 and 2011, respectively related to the acquisition of HSB.

	At or for the Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands, except per share data)

Performance and Other Ratios
Return on average assets(1)	0.64%	0.77%	0.88%	0.88%	0.95%
Return on average equity(1)	7.76	9.89	11.78	14.37	15.29
Net interest rate spread(2)	3.24	3.02	3.29	3.71	3.91
Net interest margin(3)	3.41	3.24	3.52	3.97	4.22
As a percentage of average assets:
Non-interest income	0.38	0.52	0.74	0.59	0.77
Non-interest expense	2.44	2.24	2.34	2.55	2.87
Efficiency ratio(4)	69.32	63.18	58.61	61.97	62.52
Dividend payout ratio	77.43	51.58	77.50	44.35	63.42
Net loan (charge-offs) recoveries	$(564)	$(788)	$(1,398)	$(1,560)	$(1,048)
Net (charge-offs) recoveries to average loans	(0.04)%	(0.09)%	(0.21)%	(0.28)%	(0.22)%

Capital Ratios
Total capital to risk weighted assets	13.0%	16.3%	14.2%	16.2%	13.7%
Tier 1 capital to risk weighted assets	11.9	15.1	12.9	15.0	12.4
Tier 1 capital to average assets	8.4	10.3	8.4	9.3	7.9
Stockholders’ equity to total assets	7.7	8.4	7.3	8.0	6.4
Tangible stockholders’ equity to tangible assets(5)	7.2	8.3	7.2	7.8	6.4

Asset Quality and Ratios
Total non-accruing loans	$1,347	$3,821	$3,289	$4,161	$6,725
Other non-performing assets	—	2,242	250	—	—
Allowance for loan losses	17,637	16,001	14,439	10,837	8,497
Total non-performing assets to total assets	0.05%	0.32%	0.22%	0.31%	0.65%
Total non-accruing loans to total loans	0.09	0.38	0.41	0.68	1.33
Allowance for loan losses to non-accruing loans	1,466.08	418.76	439.01	260.44	126.35
Allowance for loan losses to total loans	1.32	1.58	1.81	1.77	1.69

Other Data
Number of banking centers	29	23	22	20	19
Full time equivalent employees	342	263	245	216	196

(1) The 2014 amount includes $3.8 million of acquisition costs, net of income taxes, associated with the FNBNY and CNB acquisitions and branch restructuring costs, net of income taxes. The 2013 amount includes $0.4 million of acquisition costs, net of income taxes, associated with the FNBNY acquisition. The 2011 amount includes $0.5 million of acquisition costs, net of income taxes, associated with the HSB acquisition.

(2)   The net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.

(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.  The 2014 amount includes $5.5 million of acquisition costs associated with the FNBNY and CNB acquisitions and branch restructuring costs.  The 2013 amount includes $0.5 million of acquisition costs associated with the FNBNY acquisition.  The 2011 amount includes $0.8 million in acquisition costs associated with the HSB acquisition.

(5) Excludes goodwill and core deposit intangibles of approximately $10.3 million at December 31, 2014 related to the acquisitions of FNBNY Bancorp, Inc. and HSB. Excludes goodwill and core deposit intangibles of approximately $2.2 million, $2.3 million and $2.4 million at December 31, 2013, 2012 and 2011, respectively related to the acquisition of HSB.

CNB

The following tables set forth selected historical financial data for CNB as of and for each of the five years ended December 31, 2014 (which has been derived from its audited financial statements). You should read these tables together with the historical financial information contained in CNB financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this joint proxy statement/prospectus.

	At or for the Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands, except share and per share data)

Balance Sheet Data
Total assets	$950,671	$818,582	$665,783	$531,807	$476,845
Securities available for sale	84,289	100,895	100,126	90,516	110,858
Securities, restricted	4,580	5,409	3,905	4,279	4,472
Securities held to maturity	8,230	6,053	—	—	—
Loans held for sale	—	—	—	—	7,519
Loans, net	760,513	661,388	511,617	395,755	324,538
Deposits	828,802	687,050	563,343	425,252	359,604
Borrowings	35,891	54,921	24,971	34,974	42,931
Stockholders’ equity	80,065	71,626	71,803	68,383	64,761
Common shares outstanding	6,862,181	6,673,181	6,673,181	6,673,181	6,673,181

	At or for the Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands, except share and per share data)
Income Statement Data
Interest income	$35,017	$30,243	$25,345	$21,868	$20,235
Interest expense	4,349	3,783	4,395	5,015	5,815
Net interest income	30,668	26,460	20,950	16,853	14,420
Provision for loan losses	2,690	4,003	2,193	2,628	1,602
Net interest income after provision for loans losses	27,978	22,457	18,757	14,225	12,818
Non-interest income	3,859	3,665	3,549	4,380	2,420
Non-interest expense	24,519	21,427	17,910	15,060	12,939
Income before income taxes	7,318	4,695	4,396	3,545	2,299
Income taxes	3,011	1,743	1,545	1,229	826
Net income	4,307	2,952	2,851	2,316	1,473

Stock and Related Per Share Data
Earnings per share — basic	$0.64	$0.44	$0.43	$0.35	$0.25
Earnings per share — diluted	0.63	0.44	0.43	0.35	0.25
Book value per share	11.67	10.73	10.76	10.25	9.70

	At or for the Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands, except per share data)

Performance and Other Ratios
Return on average assets	0.49%	0.40%	0.46%	0.46%	0.33%
Return on average equity	5.73%	4.09%	4.09%	3.49%	2.61%
Net interest rate spread	3.41%	3.52%	3.32%	3.21%	2.98%
Net interest margin	3.62%	3.74%	3.62%	3.58%	3.36%
As a percentage of average assets:
Non-interest income	0.44%	0.50%	0.59%	0.87%	0.54%
Non-interest expense	2.77%	2.87%	2.91%	3.01%	2.87%
Efficiency ratio	71.01%	71.13%	73.10%	70.93%	76.83%
Net loan (charge-offs) recoveries	$(1,066)	$(1,226)	$(346)	$(1,826)	$(927)
Net (charge-offs) recoveries to average loans	(0.15)%	(0.21)%	(0.08)%	(0.51)%	(0.31)%

Capital Ratios
Total capital to risk weighted assets	12.74%	13.16%	15.10%	18.75%	21.79%
Tier 1 capital to risk weighted assets	11.48%	11.91%	13.85%	17.50%	20.54%
Tier 1 capital to average assets	8.63%	9.12%	10.35%	12.75%	13.45%
Stockholders’ equity to total assets	8.42%	8.75%	10.78%	12.86%	13.58%
Tangible stockholders’ equity to tangible assets	8.42%	8.75%	10.78%	12.86%	13.58%

Asset Quality and Ratios
Total non-accruing loans	$7,015	$1,173	$1,450	$1,273	$4,206
Other non-performing assets	—	—	—	623	—
Allowance for loan losses	11,008	9,383	6,606	4,759	3,957
Total non-performing assets to total assets	0.74%	0.14%	0.22%	0.36%	0.88%
Total non-accruing loans to total loans	0.92%	0.18%	0.28%	0.32%	1.30%
Allowance for loan losses to non-accruing loans	157%	800%	456%	374%	94%
Allowance for loan losses to total loans	1.45%	1.42%	1.29%	1.20%	1.22%

Other Data
Number of banking centers	11	11	10	9	8
Full time equivalent employees	118	118	100	88	76

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION RELATING TO MERGER

The unaudited pro forma combined condensed financial information has been prepared using the acquisition method of accounting, giving effect to the proposed merger of Bridgehampton Bank and CNB.  The unaudited pro forma combined condensed balance sheet combines the historical financial information of Bridge Bancorp and CNB as of December 31, 2014 and assumes that the merger was completed on that date.  The unaudited pro forma combined condensed income statement combines the historical financial information of Bridge Bancorp and CNB and gives effect to the merger as if it had been completed as of January 1, 2014.  The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the mergers been completed on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.  The financial information should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Combined Condensed Financial Information.  Certain reclassifications have been made to CNB’s historical financial information in order to conform to Bridge Bancorp’s presentation of financial information.

The actual value of Bridge Bancorp common stock to be recorded as consideration in the merger will be based on the average of the closing sales price of a share of Bridge Bancorp Common Stock, as reported on Nasdaq for the five (5) consecutive trading days ending on the fifth trading day preceding the closing date.  The proposed merger with CNB is targeted for completion late in the second quarter of 2015, depending upon receipt of regulatory approvals.  There can be no assurance that the CNB merger will be completed as anticipated.  For purposes of the pro forma financial information, the fair value of Bridge Bancorp common stock to be issued in connection with the CNB merger was based on the $25.10 average closing price of the stock for the five (5) consecutive trading days ending on February 27, 2015.

The pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of CNB at their respective fair values and represents the pro forma estimates by Bridge Bancorp based on available fair value information as of the date of the merger agreement.  In some cases, where noted, more recent information has been used to support estimated adjustments in the pro forma financial information.

The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for the merger will be determined after the merger is completed and after completion of a thorough analyses to determine the fair value of CNB’s tangible and identifiable intangible assets and liabilities as of the dates the merger is completed.  Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Bridge Bancorp’s income statement due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to CNB’s stockholders’ equity, including results of operations from December 31, 2014 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Bridge Bancorp anticipates that the merger with Bridgehampton bank and CNB will provide the combined company with financial benefits that include reduced operating expenses.  These cost savings are not included in these pro forma statements and there can be no assurance that expected cost savings will be realized. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

The unaudited pro forma combined condensed financial information has been derived from and should be read in conjunction with the historical financial statements and the related notes of Bridge Bancorp which are incorporated in this joint proxy statement/prospectus by reference and the historical financial statements and the related notes of CNB which are included in this joint proxy statement/prospectus beginning on page F-1.  See “Where You Can Find More Information” on page 147.

The unaudited pro forma stockholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Bridge Bancorp common stock or the actual or future results of operations of Bridge Bancorp for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of December 31, 2014

(In thousands)	Bridge Bancorp	CNB	Pro Forma Merger Adjustments		Bridge Bancorp/CNB Pro Forma
Assets
Cash and cash equivalents	$51,730	$60,214	$(3,972	)(1)	$107,972
Securities	812,148	97,099	27	(2)	909,274
Total loans	1,338,327	760,513	(11,414	)(3)	2,087,426
Less: Allowance for loan losses	17,637	11,008	(11,008	)(4)	17,637
Net loans	1,320,690	749,505	(406)		2,069,789
Goodwill	9,450	—	62,295	(5)	71,745
Core Deposit Intangible	842	—	5,949	(6)	6,791
Other identifiable intangible assets	—	—	2,188	(7)	2,188
Total intangible assets	10,292	—	70,432		80,724
Other assets	93,793	43,853	(3,087	)(8)	134,559
Total assets	$2,288,653	$950,671	$62,994		$3,302,318

Liabilities
Total deposits	$1,833,779	$828,802	$1,290	(9)	$2,663,871
Total borrowings	265,592	35,891	197	(10)	301,680
Other liabilities	14,164	5,913	1,650	(11)	21,727
Total liabilities	2,113,535	870,606	3,137		2,987,278
Total stockholders’ equity	175,118	80,065	59,857	(12)	315,040
Total liabilities and stockholders’ equity	$2,288,653	$950,671	$62,994		$3,302,318

The accompanying notes are an integral part of these financial statements.

Unaudited Pro Forma Combined Condensed Income Statement

For the Fiscal Year Ended December 31, 2014

(In thousands, except per share data)	Bridge Bancorp Historical	CNB Historical	Pro forma Merger Adjustments		Pro forma Combined Bridge Bancorp/ CNB
Interest and dividend income
Loans	$57,628	$32,476	$1,551	(13)	$91,655
Securities and other	17,282	2,541	219	(14)	20,042
Total interest and dividend income	74,910	35,017	1,770		111,697
Interest expense
Deposits	4,416	3,976	(258	)(15)	8,134
Borrowings	3,044	373	(99	)(16)	3,318
Total interest expense	7,460	4,349	(357)		11,452
Net interest income	67,450	30,668	2,127		100,245
Total non-interest income	8,166	3,859	—		12,025
Total net revenue	75,616	34,527	2,127		112,270
Provision for loan losses	2,200	2,690	—		4,890
Total non-interest expense	52,414	24,519	2,176	(17)	79,109

Income (loss) before income taxes	21,002	7,318	(49)		28,271
Income tax expense (benefit)	7,239	3,011	(20	)(18)	10,230
Net income (loss)	$13,763	$4,307	$(29)		$18,041

Earnings per common share:
Basic	$1.18	$.64			$1.05

Diluted	$1.18	$.63			$1.05

Weighted average common shares outstanding:
Basic	11,633	6,681	5,574	(19)	17,207
Diluted	11,633	6,801	5,574	(19)	17,207

The accompanying notes are an integral part of these financial statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Note A — Basis of Presentation

The unaudited pro forma combined condensed financial information and explanatory notes show the impact on the historical financial condition and income of Bridge Bancorp resulting from the proposed CNB merger under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of CNB are recorded by Bridge Bancorp at their respective fair values as of the date each merger is completed. The unaudited pro forma combined condensed balance sheet combines the historical financial information of Bridge Bancorp and CNB as of December 31, 2014, and assumes that the merger was completed on that date.  The unaudited pro forma combined condensed income statement gives effect to the proposed CNB merger as if the merger had been completed on January 1, 2014.

As the merger is recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit, and no allowance for loan losses is carried over to Bridge Bancorp’s balance sheet.  In addition, certain anticipated nonrecurring costs associated with the merger such as severance, professional fees, legal fees, and conversion related expenditures are not reflected in the pro forma income statement.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan losses and the allowance for loan losses, for purposes of the unaudited pro forma combined condensed income statement for the year ended December 31, 2014, we assumed no adjustments to the historical amount of CNB’s provision for loan losses. If such adjustments were estimated, there could be a reduction, which could be significant, to the historical amount of CNB’s provision for loan losses presented.

Note B — Accounting Policies and Financial Statement Classifications

The accounting policies of CNB are in the process of being reviewed in detail by Bridge Bancorp. On completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note C — Merger and Acquisition Integration Costs

The plans to integrate the operations of Bridge Bancorp and Bridgehampton Bank with those of CNB are still being developed. The specific details of these plans will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where there may be potential advantage in eliminating redundancies.  Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers and selling or otherwise disposing of certain premises, furniture and equipment. Bridge Bancorp expects to incur merger related costs including professional fees, legal fees, system conversion costs, and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and timing of these integration actions.

Note D — Estimated Annual Cost Savings

Bridge Bancorp expects to realize cost savings following the merger.  These cost savings are not reflected in the pro forma financial information and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note E — Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed financial information. All adjustments are based on current assumptions and valuations, which are subject to change. All taxable adjustments were calculated using a 40% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change. The adjustments are presented in thousands, with the exception of per share amounts.

Adjustments to Unaudited Pro Forma Combined Condensed Statement of Balance Sheet:

(1) Represents cash payments at closing as follows:

a. Payment of Covenant Non to Compete to CNB’s CEO at Closing	$2,188
b. Payment to cash out option holders*	1,784
Net Adjustment to cash and cash equivalents	$3,972

*Payment to option holders assumes 226,000 options are cashed out at closing.

(2) Represents the net adjustment of the following items:

a. Reversal of unrealized losses on the CNB available for sale investment securities	$902
b. Estimated fair value adjustment to the CNB available for sale investment securities	(902)
c. Estimated fair value adjustment to the CNB held to maturity investment securities	27
Net Adjustment to Securities	$27

(3) Represents a net fair value adjustment of $11.4 million comprised of an interest rate fair value adjustment of $3.3 million offset by a credit fair value adjustment of $14.7 million, of which, $11 million is accretable. Once the acquisition has been completed, Bridge Bancorp will update and finalize its analysis which may change significantly from the initial estimate.

(4) To remove CNB’s allowance at merger date as the credit risk is contemplated in the fair value adjustment in (3) above.

(5) To reflect the Goodwill created as a result of the merger. See Note F.

(6) Preliminary estimated fair value of the core deposit intangible to be recorded calculated at 1.0% of CNB’s non-maturity deposits. The acquired core deposit intangible will be amortized over 10 years using the sum-of-the-years-digits method. The actual amount of such core deposit intangible asset will be determined at the completion of the transaction and will be based on an independent third party appraisal.

(7) Represents the CNB CEO’s covenant not to compete.

(8) Represents the net adjustment of the following items:

a. To reflect estimated fair value at acquisition date of acquired premises and equipment	$(2,065)
b. Estimated Deferred Tax Liability associated with purchase accounting adjustments	(1,022)
Net Adjustment to other assets	$(3,087)

Adjustments to deferred tax asset
To reflect reduction in deferred tax asset as a result of the merger fair value adjustments
Net adjustment to investment securities	$(27)
Adjustment to loans—expected lifetime credit losses	14,694
Adjustment to loans—interest rate mark	(3,280)
Adjustment to allowance for loan losses	(11,008)
Adjustment to properties and equipment, net	2,065
Adjustment to core deposit intangible, net	(5,949)
Adjustment to other intangible assets	(2,188)
Adjustment to deposits	1,290
Adjustment to borrowings	197
Adjustment to other liabilities	1,650
Subtotal for fair value adjustments	(2,556)
Calculated deferred taxes at Bridge Bancorp’s estimated statutory rate of 40%	$(1,022)

(9) Adjustments to the fair value of time deposits to reflect the current market rate of interest for similar products. The adjustment will be accreted into income over the estimated lives of the deposits.

(10) Represents estimated fair value adjustment of CNB borrowings.

(11) Represents estimated fair value adjustments for CNB leases.

(12) Represents net adjustments to stockholders’ equity as follows:

To eliminate historical CNB common stock	$(34,311)
To reflect issuance of Bridge Bancorp common stock to CNB shareholders	139,922
To eliminate CNB’s additional paid in capital	(35,581)
To eliminate CNB’s retained earnings	(10,714)
To eliminate CNB’s accumulated other comprehensive income	541
$59,857

Adjustments to Unaudited Pro Forma Combined Condensed Income Statement:

(13) Represents the annual accretion of the portion of the fair value adjustment accretable into earnings. For purposes of the pro forma impact, the net discount accretion was estimated using a period of 5 years.

(14) Adjustment to reflect accretion on the fair value adjustment on securities. For purposes of the pro forma impact, the net discount accretion was estimated using a period of 4 years.

(15) Adjustment to reflect the estimated fair value of time deposits based on the current market rate of interest for comparable deposits. The fair value adjustment will be accreted into earnings as a reduction of the cost of funds over the estimated lives of the deposits of approximately 5 years.

(16) Represents accretion of fair value adjustment on Borrowings. The fair value adjustment will be accreted into earnings as a reduction of the cost of funds over the estimated lives of the borrowings of approximately 2 years.

(17) Represents the net adjustment of the following items:

a. Amortization of CDI assuming ten years sum-of-years-digits method	$1,082
b. Amortization of CNB CEO covenant not to compete assuming straight line method over two year term	1,094
Net Adjustment to non-interest expense	$2,176

(18) Adjustment to reflect the income tax effect of pro forma adjustments at Bridge Bancorp’s assumed income tax rate of 40%.

(19) Adjustment to weighted average shares for the conversion of 100% of the 6,862,181 shares outstanding on December 31, 2014 at the conversion ratio of .79 Bridge Bancorp shares (5,421,123 shares), and 153,021 incremental shares resulting from the conversion of 471,137 shares of unvested stock options which are assumed to vest at closing for additional Bridge Bancorp shares outstanding of 5,574,144.

Note F - Preliminary Purchase Accounting Allocation:

The unaudited pro forma condensed combined financial information reflects the issuance of 5,574,144 shares of Bridge Bancorp common stock totaling $139.922 million as stock consideration and $1.784 million in cash consideration associated with the cash out of 226,000 options for total consideration of $141.706 million. The merger will be accounted for using the acquisition method of accounting: accordingly Bridge Bancorp’s cost to acquire CNB will be allocated to the assets (including identifiable intangible assets) and liabilities of CNB at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase prices was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as summarized in the following table:

Fair value of consideration		$141,706
Fair value of assets acquired:
Cash and due from financial institutions	$58,027
Investment securities available for sale	97,126
Net loans	749,505
Core deposit intangible	5,949
Other Intangible assets	2,188
Other assets	40,766
Total assets	953,155
Fair value of liabilities assumed:
Deposits	830,092
Borrowings	36,088
Other liabilities	7,564
Total liabilities	$873,744
Net assets acquired		$79,411
Goodwill created			$62,295

COMPARATIVE PRO FORMA PER SHARE DATA

The following table summarizes selected share and per share information about Bridge Bancorp and CNB giving effect to the merger (which is referred to as “pro forma” information).  The data in the table should be read together with the financial information and the financial statements of Bridge Bancorp incorporated by reference or included in this joint proxy statement/prospectus.  The pro forma information is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period.

The information about book value per share and shares outstanding assumes that the merger took place as of the dates presented and is based on the assumptions set forth in the preceding unaudited pro forma combined balance sheet.  The information about dividends and earnings per share assumes that the merger took place as of the periods presented and is based on the assumptions set forth in the preceding unaudited pro forma combined income statement.  No pro forma adjustments have been included in the income statement which reflect potential effects of the merger related to integration expenses, cost savings or operational synergies which are expected to be obtained by combining the operations of Bridge Bancorp and CNB, or the costs of combining the companies and their operations.  It is further assumed that Bridge Bancorp will pay a cash dividend after the completion of the merger at the annual rate of $0.92 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Bridge Bancorp will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

	Bridge Bancorp Historical	CNB Historical	ProForma Combined(1)(2)(3)	Equivalent ProForma Financial(4)
Basic Net Income Per Common Share
Year Ended December 31, 2014	$1.18	$.64	$1.05	$.83
Diluted Net Income Per Common Share
Year Ended December 31, 2014	$1.18	$.63	$1.05	$.83
Dividends Declared Per Common Share
Year Ended December 31, 2014	$.92	$—	$.92	$.73
Book Value Per Common Share
December 31, 2014	$15.03	$11.67	$18.29	$14.45

(1)              The pro forma combined book value per share of Bridge Bancorp common stock is based on the pro forma combined common stockholders’ equity for the merged entities divided by total pro forma common shares of the combined entities.

(2)              Pro forma dividends per share represent Bridge Bancorp’s historical dividends per share.

(3)              The pro forma combined net income per share of Bridge Bancorp common stock is based on the pro forma combined net income for the merged entities divided by total pro forma weighted average diluted common shares outstanding of the combined entities.

(4)              Represents the Pro Forma combined information multiplied by the 0.79 exchange ratio.

MARKET PRICE AND DIVIDEND INFORMATION

Bridge Bancorp common stock is listed on the NASDAQ Global Select Market under the symbol “BDGE.”  CNB common stock is quoted on the OTCQB Marketplace under the symbol “CBNY”. The following table lists the quarterly high and low closing prices per share for Bridge Bancorp common stock, the high and low bid prices per share of CNB common stock and the cash dividends declared by each company for the periods indicated.  High and low bid prices reported on the OTCQB reflect inter-dealer quotations without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	Bridge Bancorp, Inc. Common Stock			CNB Common Stock
	High	Low	Dividends	High	Low	Dividends

Quarter Ended
March 31, 2015 (through March 30, 2015)	$26.70	$24.55	$0.23	$20.00	$20.00
December 31, 2014	27.03	23.31	0.23	20.50	15.00	—
September 30, 2014	25.37	23.03	0.23	15.85	13.95	—
June 30, 2014	27.40	23.28	0.23	17.95	14.50	—
March 31, 2014	27.35	23.74	0.23	16.00	13.60	—
December 31, 2013	26.00	21.26	0.23	14.10	13.16	—
September 30, 2013	24.69	20.86	0.23	14.24	13.05	—
June 30, 2013	22.77	19.40	0.23	13.75	12.15	—
March 31, 2013	21.87	20.08	—	13.95	10.90	—

You should obtain current market quotations for Bridge Bancorp and CNB common stock, as the market price of Bridge Bancorp common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations on the Internet, from a newspaper or by calling your broker.

As of March 20, 2015, there were approximately 951 holders of record of Bridge Bancorp common stock.  As of March 20, 2015, there were approximately 147 holders of record of CNB common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of Bridge Bancorp’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of Bridge Bancorp, applicable state law and government regulations and other factors deemed relevant by Bridge Bancorp’s board of directors.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement and the related transactions.

Risks related to the Merger

Regulatory Approval May Not be Received, May Take Longer Than Expected or May Impose Conditions That are Not Presently Anticipated or Cannot be Met.

Before the transactions contemplated in the merger agreement, including the merger, may be completed, various approvals or consents must be obtained from the Office of the Comptroller of the Currency (the “OCC”).  The OCC may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. Although Bridge Bancorp and CNB do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting Bridge’s revenues, any of which might have a material adverse effect on Bridge following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Merger Agreement May Be Terminated in Accordance With Its Terms and The Merger May Not Be Completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: CNB and Bridge Bancorp shareholder approval, regulatory approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements.  In addition, certain circumstances exist where CNB may choose to terminate the merger agreement, including the acceptance of a superior proposal as defined in the merger agreement or the decline in Bridge Bancorp’s share price to more than 17.5% below $26.00 combined with such decline being at least 17.5% greater than a corresponding price decline of the Nasdaq Stock Bank Index, and Bridge Bancorp’s determination not to increase the exchange ratio.

Bridge Bancorp May Fail to Realize the Anticipated Benefits of the Merger, and the Value of the Bridge Bancorp Stock Received by Holders of CNB Shares as Consideration for the Merger may Decline.

The success of the merger will depend on, among other things, Bridge Bancorp’s ability to realize anticipated cost savings and to combine the businesses of Bridgehampton Bank and CNB in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of CNB nor result in decreased revenues resulting from any loss of customers.  If Bridge Bancorp is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected, adversely affecting the value of Bridge Bancorp common stock, including those which CNB shareholders have received as consideration for the merger.

Bridgehampton Bank and CNB have operated and, until the completion of the merger, will continue to operate, independently.  Certain employees of CNB will not be employed by Bridge Bancorp or Bridgehampton Bank after the merger.  In addition, employees of CNB that Bridgehampton Bank wishes to retain may elect to terminate their employment as a result of the merger which could delay or disrupt the integration process.  It is possible that the integration process could result in the disruption of CNB’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Bridgehampton Bank to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

CNB Directors and Officers Have Interests in the Merger Besides Those of a Shareholder.

CNB’s directors and officers have various interests in the merger besides being CNB shareholders.  These interests include:

•                  Change in control agreements with Stuart H. Lubow, President and Chief Executive Officer, Donna Frasco, Executive Vice President and Chief Retail Officer, Conrad Gunther, Executive Vice President

and Chief Loan Officer, Joseph Lavelle, Senior Vice President and Chief Compliance & Risk Officer and Jay McConie, Executive Vice President and Chief Financial Officer that provide for cash severance payments, automobile benefits and continued health insurance in connection with a termination of employment without cause or for good reason following a change in control, each of which will be terminated in connection with the merger in exchange for the payment of cash and benefits pursuant to individual settlement agreements that Bridge Bancorp and CNB have entered into with each individual;

•                  A Supplemental Executive Retirement Plan for Stuart H. Lubow which provides for lifetime cash payments commencing on the later of the date of the executive’s termination or the date the executive attains age sixty-five, and this benefit, which the executive is currently not vested in, will become fully vested upon a termination of employment following a change in control, and will be held in a Rabbi trust for the benefit of Mr. Lubow;

•                  A Non-Competition and Consulting Agreement that Bridgehampton Bank has entered into with Stuart H. Lubow, a Defense of Tax Position Agreement and a settlement agreement that Bridge Bancorp and Bridgehampton Bank have entered into with each of Stuart H. Lubow, Donna Frasco, Conrad Gunther, Joseph Lavelle and Jay McConie;

•                  The CNB 2004 Incentive Stock Option Plan, CNB 2004 Stock Option Plan for Non-Employee Directors and the CNB 2007 Stock Option Plan shall terminate in connection with the merger, and, as a result of the merger, the holder of a stock option, whether or not vested, will receive an amount equal to the product of (i) the excess, if any, of the average value of a share of Bridge Bancorp common stock as reported on the Nasdaq for the five consecutive trading days ending on the fifth trading day preceding the date of the merger and (ii) the exchange ratio of 0.79, over the applicable per share exercise price of that option multiplied by the number of shares of CNB common stock that the holder could have purchased with the option if the holder had exercised the option immediately prior to the date of the merger, and at the holder’s election payment, less applicable tax withholding, will be made in the form of cash, 40% cash and 60% Bridge Bancorp common stock or solely in the form of Bridge Bancorp common stock;

•                  Two individuals who are directors of CNB, as determined by Bridge Bancorp and Bridgehampton Bank, shall be appointed and elected to the Bridge Bancorp and Bridgehampton Bank boards of directors;

•                  Matthew Lindenbaum, a CNB director, and his affiliates own approximately 8% of the outstanding shares of common stock of Bridge Bancorp; and

•                  Rights of CNB officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

CNB Shareholders Cannot Be Certain of the Market Value of the Merger Consideration They Will Receive, Because the Market Price of Bridge Bancorp Common Stock Will Fluctuate.

Upon completion of the merger, each share of CNB common stock will be converted into merger consideration consisting of 0.79 of a share of Bridge Bancorp common stock.  The market value of the merger consideration may vary from the closing price of Bridge Bancorp common stock on the date it announced the merger, on the date that this document was mailed to CNB shareholders, on the date of the special meeting of the CNB shareholders and on the date it completes the merger and thereafter. Any change in the market price of Bridge Bancorp common stock prior to completion of the merger will affect the amount of and the market value of the merger consideration that CNB shareholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, CNB shareholders will not know or be able to calculate with certainty the market value of the merger consideration they would receive upon completion of the merger.  Stock price changes may result from a variety of factors, including general market and economic conditions, changes in its respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Bridge Bancorp’s control. You should obtain current market quotations for shares of Bridge Bancorp common stock and for shares of CNB common stock before you vote.

CNB Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

CNB’s shareholders currently have the right to vote in the election of the CNB board of directors and on other matters affecting CNB. When the merger occurs, each CNB shareholder that receives shares of Bridge Bancorp common stock will become a shareholder of Bridge Bancorp with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of CNB. Because of this, CNB’s shareholders will have less influence on the management and policies of Bridge Bancorp than they now have on the management and policies of CNB.

Failure to Complete the Merger Could Negatively Impact the Stock Prices and Future Businesses and Financial Results of Bridge Bancorp and CNB.

If the merger is not completed, the ongoing businesses of Bridge Bancorp and CNB may be adversely affected and Bridge Bancorp and CNB will be subject to several risks, including the following:

•                  Bridge Bancorp and CNB will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisory and printing fees;

•                  under the merger agreement, CNB is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its operating results; and

•                  matters relating to the merger may require substantial commitments of time and resources by Bridge Bancorp and CNB management, which could otherwise have been devoted to other opportunities that may have been beneficial to Bridge Bancorp and CNB as independent companies, as the case may be.

In addition, if the merger is not completed, Bridge Bancorp and/or CNB may experience negative reactions from the financial markets and from their respective customers and employees.  Bridge Bancorp and/or CNB also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings to perform their respective obligations under the merger agreement. If the merger is not completed, Bridge Bancorp and CNB cannot assure their shareholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of Bridge Bancorp or CNB.

The Opinions of the Financial Advisors of Bridge Bancorp and CNB Will Not Reflect Changes in Circumstances Between Signing the Merger Agreement and the Merger.

CNB’s financial advisor, Raymond James, rendered an opinion dated December 14, 2014, to the CNB board of directors, that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion including, without limitation, that the exchange ratio of 0.79 of a share of Bridge Bancorp common stock to be received in respect of each share of CNB common stock pursuant to the merger agreement was fair from a financial point of view to the holders of CNB common stock.  Similarly, Bridge Bancorp’s financial advisors, Sandler O’Neill and RBC, rendered opinions dated December 12, 2014 and December 12, 2014, respectively, to the Bridge Bancorp board of directors, that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in its written opinion including, without limitation, that the exchange ratio of 0.79 of a share of Bridge Bancorp common stock to be received in respect of each share of CNB common stock pursuant to the merger agreement was fair from a financial point of view to Bridge Bancorp.  Raymond James, Sandler O’Neill and RBC assumed no responsibility for updating, revising or reaffirming their respective opinions based on circumstances, developments or events occurring after the date thereof.

Changes in the operations and prospects of Bridge Bancorp or CNB, general market and economic conditions and other factors on which the opinions of Raymond James, Sandler O’Neill and RBC were based, may significantly alter the value of Bridge Bancorp or CNB or the prices of shares of Bridge Bancorp common stock or CNB common stock by the time the merger is completed. The opinions of Raymond James, Sandler O’Neill and RBC do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. The CNB board of directors’ recommendation that holders of CNB common stock vote “FOR” adoption of the merger agreement, and the Bridge Bancorp board of directors’ recommendation that holders of Bridge Bancorp common stock vote “FOR” the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger, however, are as of the date of this document.

The Merger Agreement Limits CNB’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit CNB’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of CNB. In addition, CNB has agreed to pay Bridge Bancorp a termination fee in the amount of $5.0 million in the event that CNB or Bridge terminates the merger agreement for certain reasons.  These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of CNB from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquirer’s proposing to pay a lower per share price to acquire CNB than it might otherwise have proposed to pay.  CNB can consider and participate in discussions and negotiations with respect to an alternative proposal so long as the CNB board of directors determines in good faith (after consultation with legal counsel) that such alternative proposal is, or is reasonably likely to lead to a proposal which is superior to the merger with Bridgehampton Bank.

The Shares of Bridge Bancorp Common Stock to be Received by CNB Shareholders as a Result of the Merger Will Have Different Rights From the Shares of CNB Common Stock.

Upon completion of the merger, CNB shareholders will become Bridge Bancorp shareholders and their rights as shareholders will be governed by the certificate of incorporation and bylaws of Bridge Bancorp.  The rights associated with CNB common stock are different from the rights associated with Bridge Bancorp common stock. Please see “Comparison of Shareholders’ Rights” on page 141 for a discussion of the different rights associated with Bridge Bancorp common stock.

Goodwill Incurred in the Merger May Negatively Affect Bridge Bancorp’s Financial Condition.

To the extent that the purchase price exceeds the fair value of the net assets, including identifiable intangibles of CNB, that amount will be reported as goodwill.  In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. A failure to realize expected benefits of the merger could adversely impact the carrying value of the goodwill recognized in the merger, and in turn negatively affect Bridge Bancorp’s financial condition.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of Bridge Bancorp and CNB; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii) statements about Bridge Bancorp’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Bridge Bancorp’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond its control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•                  general economic conditions in the areas in which Bridge Bancorp operates;

•                  the businesses of CNB and Bridge Bancorp may not be combined successfully, or such combination may take longer to accomplish than expected;

•                  the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•                  the risk that the merger agreement may be terminated in certain circumstances which would require CNB to pay Bridge Bancorp a termination fee of $5.0 million;

•                  operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•                  governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•                  adverse governmental or regulatory policies may be enacted;

•                  the interest rate environment may change, causing margins to further compress and adversely affecting net interest income;

•                  the risks associated with continued diversification of assets and adverse changes to credit quality;

•                  competition from other financial services companies in Bridge Bancorp’s markets; and

•                  the risk that an economic slowdown could adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Bridge Bancorp’s reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either Bridge Bancorp or CNB or any person acting on behalf of Bridge Bancorp or CNB are expressly qualified in their entirety by the cautionary statements above.  Neither Bridge Bancorp nor CNB undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

BRIDGE BANCORP, INC. ANNUAL MEETING OF SHAREHOLDERS

Date, Time and Place

Bridge Bancorp is mailing this joint proxy statement/prospectus to you as a Bridge Bancorp shareholder on or about April 6, 2015.  With this document, Bridge Bancorp is sending you a notice of the Bridge Bancorp annual meeting of shareholders and a form of proxy that is solicited by the Bridge Bancorp board of directors.  The annual meeting will be held at The Bridgehampton National Bank, 2200 Montauk Highway, Bridgehampton, New York 11932, on Friday, May 8, 2015 at 11:00 a.m., local time.

Matters to be Considered

Bridge Bancorp’s board of directors is sending you this document to request that you allow your shares of Bridge Bancorp common stock to be voted at the annual meeting by the persons named in the enclosed proxy card.  At the annual meeting, the Bridge Bancorp board of directors will ask you to vote on the following matters:

Bridge Bancorp merger proposal.  A proposal to approve the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger, as set forth in the merger agreement;

Bridge Bancorp adjournment proposal.  A proposal to approve one or more adjournments of the annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger;

Bridge Bancorp certificate amendment proposal.  A proposal to amend the Bridge Bancorp certificate of incorporation to increase the number of shares of common stock, par value $0.01 per share, that Bridge Bancorp is authorized to issue from 20 million to 40 million;

Election of directors.  The election of two directors to Bridge Bancorp’s board of directors, to hold office for a term of three years and until their successors are elected and qualified;

Bridge Bancorp “say-on-pay” proposal.  A proposal to approve, on an advisory (non-binding) basis, Bridge Bancorp’s executive compensation as described in this joint proxy statement/prospectus;

Ratification of Crowe Horwath LLP.  A proposal to ratify the appointment of Crowe Horwath LLP as the independent registered public accounting firm for Bridge Bancorp for the year ending December 31, 2015; and

any other business which may properly come before the annual meeting or any adjournment or postponement thereof.

If the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger is not approved by Bridge Bancorp shareholders, the merger cannot be completed.

Shares Held in Street Name

If you are a Bridge Bancorp shareholder and your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in “street name” by returning a proxy card directly to Bridge Bancorp or by voting in person at the Bridge Bancorp special meeting unless you obtain a “legal proxy” from your broker, bank or other nominee. Furthermore, brokers, banks or other nominees who hold shares of Bridge Bancorp common stock on behalf of their customers will not vote your shares of Bridge Bancorp common stock or give a proxy to Bridge Bancorp to vote those shares with respect to any of the proposals other than the proposal to ratify the appointment of Crowe Horwath LLP without specific instructions from you, as brokers, banks and other nominees do not have discretionary voting power on these matters.

Proxy Card, Revocation of Proxy

You should vote by completing and returning the proxy card accompanying this joint proxy statement/prospectus to ensure that your vote is counted at the annual meeting of shareholders, regardless of whether you plan to attend.  You can revoke your proxy at any time before the vote is taken at the annual meeting by:

•                  submitting written notice of revocation to Howard H. Nolan, Corporate Secretary of Bridge Bancorp;

•                  submitting a properly executed proxy bearing a later date before the annual meeting of shareholders; or

•                  voting in person at the annual meeting of shareholders.  However, simply attending the annual meeting without voting will not revoke an earlier proxy.

If your shares are held in “street name,” you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card.  If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the foregoing proposals and “FOR” each of the director nominees. If any other matter properly comes before the annual meeting, the board of directors of Bridge Bancorp intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Bridge Bancorp.  In addition to soliciting proxies by mail, Laurel Hill Advisory Group, LLC, a proxy solicitation firm, will assist Bridge Bancorp in soliciting proxies for the annual meeting.  Bridge Bancorp will pay $6,000, plus expenses, for these services.  Bridge Bancorp will, upon request, reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock.  In addition to solicitations by mail, Bridge Bancorp’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on March 20, 2015 has been fixed as the record date for determining the Bridge Bancorp shareholders entitled to receive notice of and to vote at the annual meeting of shareholders.  At that time, 11,704,184 shares of Bridge Bancorp common stock were outstanding and were held by approximately 951 holders of record.

Voting Rights, Quorum Requirements and Vote Required

Business will be conducted at the annual meeting only if a majority of the outstanding shares of Bridge Bancorp common stock entitled to vote is represented in person or by proxy at the annual meeting.  If you return valid proxy instructions or attend the annual meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting.  Broker non-votes also will be counted for purposes of determining the existence of a quorum.  A broker non-vote occurs when a broker or other nominee holding shares of Bridge Bancorp common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal No. 1:  Approval of the Bridge Bancorp merger proposal.  As to the vote to approve the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger, you may vote in favor of the proposal, vote against the proposal, or abstain from voting. Approval of the Bridge Bancorp merger proposal requires the affirmative vote of a majority of the votes cast at the meeting. Abstentions and broker non-votes will have no effect on the vote on this proposal.   If the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger is not approved by Bridge Bancorp shareholders, the merger cannot be completed.

Proposal No. 2:  Approval of the Bridge Bancorp Adjournment proposal.  As to the vote to approve the adjournment or postponement of the annual meeting, if necessary or appropriate, including adjournments or postponements to permit further solicitation of proxies in favor of the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger, you may vote in favor of the proposal, vote against the proposal, or abstain from voting.  Approval of the Bridge Bancorp Adjournment proposal requires the affirmative vote of a majority of the votes cast at the meeting. Abstentions and broker non-votes will have no effect on the vote on this proposal.

Proposal No. 3:  Approval of Bridge Bancorp certificate amendment proposal.  As to the vote to approve the amendment of the Bridge Bancorp certificate of incorporation to increase the number of shares of common stock, par value $0.01 per share, that Bridge Bancorp is authorized to issue from 20 million to 40 million, you may vote in favor of the proposal, vote against the proposal, or abstain from voting.  Approval of the Bridge Bancorp certificate amendment requires the affirmative vote of a majority of the outstanding shares entitled to vote on the proposal.  Failure to return a properly executed proxy card, or to vote in person, will have the same effect as a vote against the Bridge Bancorp certificate amendment proposal. Broker non-votes and abstentions from voting will have the same effect as voting against the Bridge Bancorp certificate amendment proposal.

Proposal No. 4:  Election of directors. As to the election of directors, the proxy card being provided by the board of directors enables a shareholder to vote “for” the election of the two nominees proposed by the board of directors, or to “withhold authority” to vote for the nominees being proposed.  Directors are elected by a plurality of votes cast, without regard to either broker non-votes, or proxies as to which authority to vote for the nominees being proposed is withheld.

Proposal No. 5:  Non-binding advisory vote regarding executive compensation.  In voting on the nonbinding proposal to approve Bridge Bancorp’s executive compensation as disclosed in this joint proxy statement/prospectus, you may vote in favor of the proposal, vote against the proposal, or abstain from voting. Approval of this proposal requires the affirmative vote of a majority of the votes cast at the meeting. Abstentions and broker non-votes will have no effect on the vote on this proposal. While this vote is required by law, it will neither be binding on Bridge Bancorp or the board of directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, Bridge Bancorp or the board of directors.

Proposal No. 6:  Ratification of Crowe Horwath LLP.   In voting to ratify the appointment of Crowe Horwath LLP as Bridge Bancorp’s independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal, or abstain from voting.  Approval of this proposal requires the affirmative vote of a majority of the votes cast at the meeting. Abstentions and broker non-votes will have no effect on the vote on this proposal.

The Bridge Bancorp board of directors knows of no additional matters that will be presented for consideration at the annual meeting.

Security Ownership of Certain Beneficial Owners

Persons and groups who beneficially own in excess of five percent of the Common Stock are required to file certain reports with Bridge Bancorp and the Securities and Exchange Commission (“SEC”) regarding such beneficial ownership.  The following table sets forth, as of March 20, 2015, certain information as to the shares of Common Stock owned by persons who beneficially own more than five percent of the issued and outstanding shares of Common Stock.  We know of no persons, except as listed below, who beneficially owned more than five percent of the outstanding shares of Common Stock as of March 20, 2015.

Name and Address of Beneficial Owner	Number of Shares Owned and Nature of Beneficial Ownership		Percentage of Outstanding Shares
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	905,738	(1)	7.7	%(1)

Basswood Capital Management L.L.C. 645 Madison Avenue, 10th Floor New York, New York 10022	881,745	(2)	7.5	%(2)

Patrick E. Malloy III Bay Street at the Waterfront Sag Harbor, NY 11963	678,300	(3)	5.7	%(3)

(1)         This information is based on a Schedule 13G/A filed with the SEC on February 12, 2015.

(2)         This information is based on a Schedule 13G filed with the SEC on February 17, 2015.

(3)         Includes 161,300 shares that may be acquired upon conversion of the $5,000,000 principal amount of Convertible Trust Preferred Securities (the “TPS”).

Shareholder Proposals Under SEC Rule14a-8

In order to be eligible for inclusion in the proxy materials for next year’s Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received at the Company’s executive office, 2200 Montauk Highway, P.O. Box 3005, Bridgehampton, New York 11932, no later than December 8, 2015.  Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

Advance Notice of Business or Nominations to be Brought Before an Annual Meeting

The Company’s Bylaws provide an advance notice procedure for certain business, or nominations to the Board of Directors, to be brought before an annual meeting of shareholders.  In order for a shareholder to properly bring business before an annual meeting, the shareholder must give written notice to the Corporate Secretary not less than 90 days prior to the date of the Company’s proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made.  The Bylaws require that the notice must include, among other things, the shareholder’s name, record address, and number of shares owned, describe briefly the proposed business, the reasons for bringing the business before the annual meeting, and any material interest of the shareholder in the proposed business.  Nothing in this paragraph shall be deemed to require the Company to include in its annual meeting proxy statement under SEC Rule 14a-8 any shareholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.  In accordance with the foregoing, advance notice for certain business or nominations to the Board of Directors to be brought before next year’s Annual Meeting of Shareholders must be given to the Company by January 7, 2016.

Other Matters

The Board of Directors is not aware of any business to come before the Annual Meeting other than the matters described above in this proxy statement.  However, if any matters should properly come before the Annual Meeting, it is intended that holders of the proxies will act in accordance with their best judgment. Whether you intend to be present at this meeting or not, you are urged to return your signed proxy promptly.  For your convenience, you may also cast your vote electronically.

AN ADDITIONAL COPY OF THE COMPANY’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014, WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN OR TELEPHONE REQUEST TO HOWARD H. NOLAN, SENIOR EXECUTIVE VICE PRESIDENT AND CORPORATE SECRETARY, 2200 MONTAUK HIGHWAY, P.O. BOX 3005, BRIDGEHAMPTON, NEW YORK 11932, OR CALL (631) 537-1001, EXT. 7255.

Assistance

If you need assistance in completing your proxy card, have questions regarding Bridge Bancorp’s annual meeting or would like additional copies of this joint proxy statement/prospectus, please contact Howard Nolan, Senior Executive Vice President and Chief Financial Officer, (631) 537-1001 x 7255, or Bridge Bancorp’s proxy solicitor, Laurel Hill Advisory Group, LLC, at the following address: 2 Robbins Lane, Suite 201, Jericho, NY 11753, or toll-free phone number: (888) 742-1305.

BRIDGE BANCORP PROPOSALS

PROPOSAL I — BRIDGE BANCORP MERGER PROPOSAL

Bridge Bancorp is asking its shareholders to approve the issuance of shares of Bridge Bancorp common stock to Community National Bank shareholders at the completion of the merger of CNB with and into Bridgehampton Bank pursuant to the merger agreement merger and the transactions contemplated thereby. Holders of Bridge Bancorp common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Bridge Bancorp directors, by a unanimous vote of all directors, approved the merger agreement and the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger.  See “The Merger and the Merger Agreement—Recommendation of the Bridge Bancorp Board of Directors and Reasons for the Merger” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Bridge Bancorp board of director’s recommendation.

THE BRIDGE BANCORP BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE BRIDGE BANCORP MERGER PROPOSAL.

PROPOSAL II — BRIDGE BANCORP ADJOURNMENT PROPOSAL

The Bridge Bancorp annual meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Bridge Bancorp annual meeting to adopt the Bridge Bancorp merger proposal.

If, at the Bridge Bancorp annual meeting, the number of shares of Bridge Bancorp common stock present or represented and voting in favor of the Bridge Bancorp merger proposal is insufficient to adopt the Bridge Bancorp merger proposal, Bridge Bancorp intends to move to adjourn the Bridge Bancorp annual meeting in order to enable the Bridge Bancorp board to solicit additional proxies for approval of the merger. In that event, Bridge Bancorp will ask its shareholders to vote upon the Bridge Bancorp adjournment proposal, but not the Bridge Bancorp merger proposal.

In this proposal, Bridge Bancorp is asking its shareholders to authorize the holder of any proxy solicited by the Bridge Bancorp board on a discretionary basis to vote in favor of adjourning the Bridge Bancorp special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Bridge Bancorp shareholders who have previously voted.

THE BRIDGE BANCORP BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE BRIDGE BANCORP ADJOURNMENT PROPOSAL.

PROPOSAL III - APPROVAL OF AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES OF COMMON STOCK

The Board of Directors recommends approval of an amendment to Article 4 of Bridge Bancorp’s Certificate of Incorporation to increase the number of authorized shares of Common Stock from twenty million (20,000,000) shares to forty million (40,000,000) shares.  If approved by the shareholders, Article 4 of Bridge Bancorp’s Certificate of Incorporation would be amended to read as follows:

4.              (A)The aggregate number of shares which the Corporation shall have authority to issue is 42,000,000 shares, 40,000,000 of which shall be common shares, having a par value of One Cent ($0.01) per share, and 2,000,000 of which shall be preferred shares, having a par value of One Cent ($0.01) per share (“Preferred Shares”).

(B)The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Shares in series, and by filing a certificate of amendment pursuant to the applicable law of the State of New York (such certificate being hereinafter referred to as a “Preferred Share Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.  The number of authorized shares of Preferred Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.:

The Board of Directors believes that the proposed increase in authorized shares of Common Stock is in the best interest of Bridge Bancorp and its shareholders.  As of March 20, 2015, Bridge Bancorp had 11,704,184 shares of Common Stock issued and outstanding, 601,520 shares of Common Stock reserved for issuance under shareholder approved equity plans and 1,095,867 shares of Common Stock reserved for issuance pursuant to the Dividend Reinvestment and Stock Purchase Plan.  Moreover, 5.6 million shares are expected to be issued in connection with the acquisition Community National Bank (subject to shareholder approval of such issuance).  The additional authorized shares would be available for issuance from time to time at the discretion of the Board of Directors, without further shareholder action except as may be required for a particular transaction by law, or other agreements and restrictions.  The shares would be issuable for any proper corporate purpose, including stock splits and dividends, capital-raising transactions, including the ongoing dividend reinvestment and stock purchase plan and future acquisitions.  The Board of Directors believes that these additional authorized shares will provide Bridge Bancorp with needed flexibility to issue shares in the future without the potential expense and delay incident to obtaining shareholder approval for a particular issuance.  We do not have specific plans or intentions with respect to capital raising initiatives or acquisition transactions, or any other use of the authorized but unissued Common Stock.

If additional shares of Common Stock are issued by Bridge Bancorp, it may potentially have an anti-takeover effect by making it more difficult to obtain shareholder approval of various actions, such as a merger or removal of management.  The increase in authorized shares of Common Stock has not been proposed in connection with any anti-takeover related purpose and the Board of Directors and management have no knowledge of any current efforts by anyone to obtain control of Bridge Bancorp.  Additionally, the issuance of additional shares of Common Stock may, among other things, have a dilutive effect on earnings per share and on the equity and voting power of existing shareholders.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock of Bridge Bancorp entitled to vote is necessary to approve the proposed amendment.  Abstentions and broker non-votes will have the same effect as shares voted against the Proposal.

THE BRIDGE BANCORP BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.

PROPOSAL IV - ELECTION OF DIRECTORS

Bridge Bancorp’s Board of Directors currently consists of ten (10) members.  The Board is divided into three classes as nearly equal in number as possible (Class A, B, and C).  Each year one class of Directors is elected to serve for a three-year term and until their respective successors shall have been elected and qualified.

The Board of Directors has nominated Dennis A. Suskind and Albert E. McCoy, Jr. for election as Class A Directors.  It is intended that the proxies solicited on behalf of the Board of Directors will be voted at the Annual Meeting for the election of each of these nominees (other than proxies in which the vote is withheld as to the nominees).  If a nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board of Directors may recommend.  At this time, the Board of Directors knows of no reason why a nominee would be unable to serve, if elected. There are no arrangements or understandings between a nominee and any other person pursuant to which such nominee was selected.

The Bridge Bancorp board recommends a vote “FOR” the Bridge Bancorp election of directors proposal.

The following table sets forth certain information, as of March 20, 2015, regarding the Board of Directors and each named executive officer (“NEO”) identified in the summary compensation table included elsewhere in this Proxy Statement.

Name and Age	Position Held	Director of Bridge Bancorp Since	Shares of Common Stock of Bridge Bancorp Beneficially Owned (1)		Percent
Nominees for Director
Class A (term expiring in 2018)
Dennis A. Suskind Age 72	Director, Vice Chairperson of the Board	2002	113,773	(2)	1.0%
Albert E. McCoy, Jr. Age 51	Director	2008	106,956	(3)	*

Continuing Directors
Class B (term expiring in 2016)
Marcia Z. Hefter Age 71	Director, Chairperson of the Board	1989	87,249	(4)	*
Emanuel Arturi Age 69	Director	2008	58,010	(5)	*
Rudolph J. Santoro Age 70	Director	2009	16,144	(6)	*
Howard H. Nolan Age 54	Senior Executive Vice President, Chief Administrative & Financial Officer and Corporate Secretary, Director	2003	58,409	(7)	*

Class C (term to expire in 2017)
Charles I. Massoud Age 70	Director	2002	18,945		*
Raymond A. Nielsen Age 64	Director	2013	10,426		*
Kevin M. O’Connor Age 52	President and Chief Executive Officer, Director	2007	128,062	(8)	1.1
Thomas J. Tobin Age 70	Director	1989	33,680	(9)	*

Executive Officers
who are not Directors
Kevin L. Santacroce Age 46	Executive Vice President and Chief Lending Officer	—	47,109	(10)	*
James J. Manseau Age 51	Executive Vice President and Chief Retail Banking Officer	—	39,573	(11)	*

Name and Age	Position Held	Director of Bridge Bancorp Since	Shares of Common Stock of Bridge Bancorp Beneficially Owned (1)		Percent
John M. McCaffery Age 50	Executive Vice President and Treasurer	—	18,098	(12)	*
All Directors, Director nominees and Executive Officers as a Group (13 persons)			736,435	(11)	6.2%

*     Represents less than 1%

(1)         Includes shares as to which a person (or his/her spouse) directly or indirectly has or shares voting power and/or investment power (which includes the power to dispose) and all shares which the person has a right to acquire within 60 days of the reporting date. See “Stock Ownership Guidelines” included in the Compensation Discussion and Analysis.

(2)         Includes 3,225 shares that may be acquired upon conversion of the trust preferred securities (the “TPS”).

(3)         Includes 12,903 shares that may be acquired upon conversion of the TPS.

(4)         Includes 16,128 shares that may be acquired upon conversion of the TPS.

(5)         Includes 32,258 shares that may be acquired upon conversion of the TPS.

(6)         Includes 6,451 shares that may be acquired upon conversion of the TPS.

(7)         Includes options to purchase 5,333 shares, 21,275 of restricted stock subject to future vesting but as to which voting may currently be directed and 3,225 shares that may be acquired upon conversion of TPS.

(8)         Includes 44,711 shares of restricted stock subject to future vesting but as to which voting may currently be directed and 19,354 shares that may be acquired upon conversion of TPS.

(9)         Includes options to purchase 2,134 shares and 12,903 shares that may be acquired upon conversion of TPS.

(10)  Includes options to purchase 4,000 shares and 19,793 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(11)  Includes 19,793 shares of restricted stock subject to future vesting but as to which voting may currently be directed and 3,225 shares that may be acquired upon conversion of TPS.

(12)  Mr. McCaffery became NEO in 2014.  Includes 8,875 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(13)  Includes options to purchase 11,467 shares granted to the Directors and Executive Officers, 114,447 shares of restricted stock subject to future vesting but as to which voting may currently be directed and 109,673 shares that may be acquired upon conversion of the TPS.

The business experience of each of Bridge Bancorp’s directors, named executive officers and persons nominated to be elected as directors, as well as the qualifications, attributes and skills that led the Board of Directors to conclude that each director should serve on the Board are as follows:

Directors

Marcia Z. Hefter

Ms. Hefter is senior counsel in the law firm Esseks, Hefter & Angel, LLP located in Riverhead, New York. She is Chairperson of Bridge Bancorp’s Board of Directors and serves on the Compensation Committee.  Ms. Hefter has been a Director of Bridge Bancorp since 1989 and a Director of the Bridgehampton Bank since 1988.  Ms. Hefter is a graduate of Boston University and New York University School of Law.  Ms. Hefter’s background as a lawyer and long standing service as a Director provides the Board of Directors with a unique perspective and counsel in its oversight of Bridge Bancorp.

Dennis A. Suskind

Mr. Suskind is a retired partner with Goldman Sachs & Co.  He is Vice Chairperson of Bridge Bancorp’s Board of Directors and serves on the Audit Committee as a financial expert and as Chairperson of the Corporate Governance and Nominating Committee. He has been a Director of Bridge Bancorp since 2002.  Mr. Suskind is also a Director of the Chicago Mercantile Exchange and serves as a member on its Audit Committee.  His considerable experience in investment banking, capital markets and his service on the Board of Directors of another large publicly traded company are valuable to the Board of Directors in many ways, including its assessment of Bridge Bancorp’s sources and uses of capital.

Emanuel Arturi

Mr. Arturi is Executive Vice Chairman of Knowledgent Group Inc., a business and technology consulting company. Mr. Arturi previously was co-founder of BusinessEdge Solutions Inc., a national consulting firm specializing in financial services, communications and life science industries. He was appointed to Bridge Bancorp’s Board in January 2008 and is Chairperson of the Compensation Committee.  He is a graduate of Montclair State University and Fairleigh Dickinson University.  Mr. Arturi also serves on the board of McGann-Mercy High School in Riverhead, New York.  Mr. Arturi’s business experience and familiarity with the communities served by Bridge Bancorp provide a broad business perspective to the Board of Directors.

Charles I. Massoud

Mr. Massoud is President of Paumanok Vineyards located in Aquebogue, New York.  Mr. Massoud serves as a member of the Audit Committee and Corporate Governance and Nominating Committee and has served as a Director of Bridge Bancorp since 2002. Mr. Massoud is also a member of the Board of Directors for Peconic Bay Medical Center.  Mr. Massoud is a graduate of the Wharton School of the University of Pennsylvania and worked for IBM for nearly 20 years as a marketing executive. Mr. Massoud’s extensive knowledge of local markets, educational background, and business experience benefits the Board of Directors in its oversight of strategic planning and business development.

Albert E. McCoy, Jr.

Mr. McCoy is President of W. F. McCoy Petroleum Products Inc. and the McCoy Bus Company located in Bridgehampton, New York. Mr. McCoy is a member of the Compensation Committee and has served as a Director since April 2008.  He is a graduate of George Washington University and a long standing shareholder of Bridge Bancorp.  Mr. McCoy brings to the Board of Directors an extensive knowledge of local markets and the communities served by Bridge Bancorp which gives him unique insights into Bridge Bancorp’s lending challenges and opportunities.

Raymond A. Nielsen

Mr. Nielsen is the former CEO of Reliance Federal Savings Bank, Herald National Bank, and a 43 year veteran of the banking industry. Mr. Nielsen is a member of the Compensation Committee and has served as a Director since November 2013. Mr. Nielsen also served as a director of North Fork Bancorporation and its subsidiary North Fork Bank for 6 years where he chaired the Compensation and Audit Committees and also served as lead independent director.  Mr. Nielsen attended C.W. Post School of Business Administration and has completed the U.S. League of Savings Institutions Leaders School at University of Connecticut as well as the School of Executive Development at the University of Oklahoma.  Mr. Nielsen’s former position as Chief Executive Officer of two financial institutions, extensive banking experience and knowledge of the communities served by Bridge Bancorp, provides a valuable resource to the Board of Directors.

Rudolph J. Santoro

Mr. Santoro is a retired Partner of Deloitte LLP, where he served as a National Industry Director of the Publishing and Media Industry. Mr. Santoro was appointed to the Board in June 2009 and serves as the Chairperson of the Audit Committee. Mr. Santoro is a graduate of Long Island University and is a Certified Public Accountant with approximately 38 years of public accounting experience. He also serves as Vice President and Board Member of the Suffolk County Council of the Boy Scouts of America, Board Member of the Northeast Region of the Boy Scouts of America and as an Emeritus Board Member of Big Brother/Big Sisters of New York City.  Mr. Santoro’s background in public accounting enhances the Board of Director’s oversight of financial reporting and disclosure issues.

Thomas J. Tobin

Mr. Tobin retired as President Emeritus and Special Advisor to the Board on March 2, 2010. Prior to January 1, 2008, Mr. Tobin was President and Chief Executive Officer, a position he held for 21 years. Mr. Tobin has served as a Director of Bridge Bancorp since 1989 and as a Director of the Bridgehampton Bank since 1986.  Mr. Tobin’s former position as President and Chief Executive Officer of Bridge Bancorp, extensive banking experience and knowledge of the communities served by Bridge Bancorp, provides a valuable resource to the Board of Directors.

Named Executive Officers (“NEOs”) Who Are Directors

Kevin M. O’Connor

Mr. O’Connor is President and Chief Executive Officer of Bridge Bancorp.  He joined Bridge Bancorp in October 2007 as President and Chief Executive Officer Designee and Director. On January 1, 2008, he became President and CEO.  Prior to joining Bridge Bancorp, Mr. O’Connor served as Executive Vice President and Treasurer of North Fork Bancorporation, Inc. from 1997 through 2007.  Mr. O’Connor is a graduate of Adelphi University.  Mr. O’Connor’s background and extensive banking experience provides a valuable resource to the Board of Directors.

Howard H. Nolan

Mr. Nolan is Senior Executive Vice President, Chief Administrative & Financial Officer of Bridge Bancorp. He also serves as Bridge Bancorp’s Corporate Secretary. Mr. Nolan is a Certified Public Accountant and joined the Board as a Director in 2003 and was appointed Chief Operating Officer in June 2006. Prior to 2006, Mr. Nolan was Vice President of Finance and Treasurer for Gentiva Health Services, Inc. and held various management positions at Long Island Savings Bank and was Senior Audit Manager at KPMG. Mr. Nolan is a graduate of Dowling College.  Mr. Nolan’s background and extensive experience in finance and accounting and knowledge of local markets provides a valuable resource to the Board of Directors.

Named Executive Officers Who Are Not Directors

James J. Manseau

Mr. Manseau is Executive Vice President and Chief Retail Banking Officer of Bridge Bancorp.  Mr. Manseau joined Bridge Bancorp as Senior Vice President and Chief Retail Banking Officer in March 2008. Prior to joining Bridge Bancorp, Mr. Manseau served as a Divisional Senior Vice President, Suffolk County Regional Manager with North Fork Bancorporation, Inc. and Capital One.  Mr. Manseau is a graduate of the State University of New York at Farmingdale.

Kevin L. Santacroce

Mr. Santacroce is Executive Vice President and Chief Lending Officer of Bridge Bancorp. Mr. Santacroce joined Bridge Bancorp in March 1997 as Assistant Cashier and Credit Administrator. In January 2004, Mr. Santacroce was promoted to Senior Vice President and Chief Lending Officer.  Mr. Santacroce is a graduate of Bryant University.

John M. McCaffery

Mr. McCaffery is Executive Vice President and Treasurer of Bridge Bancorp. Mr. McCaffery joined Bridge Bancorp in 2012 as Senior Vice President and Treasurer and was promoted to Executive Vice President in 2014.  Prior to BNB, McCaffery was the Treasurer of State Bank of Long Island. Mr. McCaffery is a graduate of Hofstra University.

DIRECTOR NOMINATIONS

The Board of Directors has established a Corporate Governance and Nominating Committee for the selection of Directors to be elected by the shareholders.  Nominations of Directors to the Board are recommended by the Committee and determined by the full Board of Directors.  The Board believes that it is appropriate to have the input of all Directors with respect to the candidates to be considered for election to the Board by the shareholders.  In this regard, the Board believes that each individual director has a unique insight into the operations of Bridge Bancorp and the Bridgehampton Bank, the communities in which we operate, and the needs of Bridge Bancorp with respect to Board membership.

The Board has determined that, except as to Messrs. O’Connor and Nolan, each member of the Board is an “independent director” within the meaning of the corporate governance listing standards of the Nasdaq Stock Market. Messrs. O’Connor and Nolan are not considered independent because they are employees of Bridge Bancorp.  In reaching independence determinations of other Directors, the Board considered loans outstanding that were made on the same terms as available to others and as to the independence of Mr. Tobin, noted that the continuing compensation he receives from Bridge Bancorp for his prior employment as an executive officer, which employment ceased on March 2, 2010, is non-discretionary and not contingent on continuing service.

Bridge Bancorp currently has a Corporate Governance and Nominating Committee Charter which outlines the nomination process.  The Charter is available on Bridge Bancorp’s website, www.bridgenb.com. The Committee identifies nominees by first evaluating the current members of the Board willing to continue in service.  Current members of the Board with skills and experience that are relevant to Bridge Bancorp’s business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of gaining new perspectives.  If any member of the Board does not wish to continue in service, or if the Committee decides not to re-nominate a member for re-election, or if the size of the Board is increased, the Committee would solicit suggestions for director candidates from all Board members. The Board would seek to identify a candidate who at a minimum satisfies the following criteria:

•                  Has the highest personal and professional ethics and integrity and whose values are compatible with Bridge Bancorp’s;

•                  Has had experiences and achievements that have given him or her the ability to exercise and develop good business judgment;

•                  Is willing to devote the necessary time to the work of the Board and its Committees, which includes being available for Board and Committee meetings;

•                  Is familiar with the communities in which Bridge Bancorp operates and/or is actively engaged in community activities;

•                  Is involved in other activities or interests that do not create a conflict with their responsibilities to Bridge Bancorp and its shareholders; and

•                  Has the capacity and desire to represent the balanced, best interests of the shareholders of Bridge Bancorp as a group, and not primarily a special interest group or constituency.

While the Corporate Governance and Nominating Committee does not have a formal policy with respect to diversity on the Board of Directors, consideration is given to nominating persons with different perspectives and experience to enhance the deliberation and decision-making processes of the Board of Directors.

PROCEDURES FOR THE NOMINATION OF DIRECTORS BY SHAREHOLDERS

The Board has adopted procedures for the submission of director nominees by shareholders.  If a determination is made that an additional candidate is needed for the Board of Directors, the Board will consider candidates submitted by a shareholder.  Shareholders can submit the names of qualified candidates for Director by writing to our Corporate Secretary, Bridge Bancorp, Inc., 2200 Montauk Highway, P.O. Box 3005, Bridgehampton, New York 11932.  The Corporate Secretary must receive a submission not less than ninety (90) days prior to the date of Bridge Bancorp’s proxy materials for the preceding year’s annual meeting. The submission must include the following information:

•                  The name and address of the shareholder as they appear on Bridge Bancorp’s books, and number of shares of Common Stock that are owned beneficially by such shareholder (if the shareholder is not a holder of record, appropriate evidence of the shareholder’s ownership will be required);

•                  The name, address and contact information for the candidate, and the number of shares of Common Stock that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of shareholder ownership should be provided);

•                  A statement of the candidate’s business and educational experience;

•                  Such other information regarding the candidate as would be required to be included in the proxy statement pursuant to SEC Regulation 14A;

•                  A statement detailing any relationship between the candidate and Bridge Bancorp;

•                  A statement detailing any relationship between the candidate and any customer, supplier or competitor of Bridge Bancorp;

•                  Detailed information about any relationship or understanding between the proposing shareholder and the candidate; and

•                  A statement that the candidate is willing to be considered and willing to serve as a Director if nominated and elected.

A nomination submitted by a shareholder for presentation by the shareholder at an annual meeting of shareholders must comply with the procedural and informational requirements described in “Advance Notice of Nominations or Business to Be Brought Before an Annual Meeting.”

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

A shareholder of Bridge Bancorp who wants to communicate with the Board of Directors or with any individual Director can write to the Corporate Secretary, Bridge Bancorp, Inc., 2200 Montauk Highway, P.O. Box 3005, Bridgehampton, New York 11932,   Attention:  Board Administration.

The letter should indicate that the author is a shareholder and if shares are not held of record, should include appropriate evidence of stock ownership.  Depending on the subject matter, management will:

•                  Forward the communication to the Director or Directors to whom it is addressed;

•                  Attempt to handle the inquiry directly, for example where it is a request for information about Bridge Bancorp or it is a stock-related matter; or

•                  Not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.

At each Board meeting, management shall present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the Directors.

CODE OF ETHICS

The Board has adopted a Code of Ethics that is applicable to the officers, directors and employees of Bridge Bancorp, including Bridge Bancorp’s principal executive officer, principal administrative officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available on Bridge Bancorp’s website, www.bridgenb.com.  Amendments to and waivers from the Code of Ethics will also be disclosed on Bridge Bancorp’s website.

BOARD MEETINGS AND COMMITTEES

The following three standing committees facilitate and assist the Board in executing its responsibilities:  the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The table below shows current membership for each of the standing Board committees.

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Rudolph J. Santoro*	Emanuel Arturi*	Dennis A. Suskind*
Charles I. Massoud	Marcia Z. Hefter	Charles I. Massoud
Dennis A. Suskind	Albert E. McCoy, Jr.	Rudolph J. Santoro
	Raymond A. Nielsen	Raymond A. Nielsen

*Committee Chairperson

The business of the Board of Directors of Bridge Bancorp and the Bridgehampton Bank is conducted through meetings and activities of the Boards and their Committees. The Board of Directors of Bridge Bancorp and the Bridgehampton Bank meets monthly, or more often as may be necessary.  The Board of Directors of Bridge Bancorp and the Bridgehampton Bank met twenty four times during 2014.  No Director attended fewer than 75% in the aggregate of the total number of Board meetings held and the total number of Committee meetings on which he or she served during 2014, including Board and Committee meetings of the Bridgehampton Bank and Bridge Bancorp.

BOARD LEADERSHIP AND RISK OVERSIGHT

Board Leadership Structure

The Board historically has been chaired by an independent director, rather than the chief executive officer.  The current chairperson is Ms. Marcia Hefter.  The Board of Directors believes that the non-executive chair structure helps to distinguish the role of the chairperson, in managing the board, which in turn serves in an oversight capacity, from the responsibilities of the chief executive officer in managing the operations of Bridge Bancorp.

The Role of the Board in Risk Oversight

The entire Board of Directors is engaged in risk management oversight.  The Audit Committee assists the Board of Directors in its oversight of Bridge Bancorp’s corporate-wide risk management and in identifying, measuring, monitoring, and managing risks, and as to the Audit Committee in particular, material financial risks.  In addition, the Bridgehampton Bank’s Enterprise Risk Management Committee (“ERMC”) includes two independent directors who serve in an advisory role.  The Board of Directors receives regular reports from these independent directors, as well as from the Audit Committee, as to the actions taken by management to adequately address those risks.

THE AUDIT COMMITTEE

The Audit Committee consists of Directors Santoro (Chairperson), Massoud, and Suskind.  Each member of the Audit Committee is considered “independent” as defined in the NASDAQ® corporate governance listing standards and under SEC Rule 10A-3.  The duties and responsibilities of the Audit Committee include, among other things:

•                  Retaining, overseeing and evaluating the Independent Registered Public Accounting Firm to audit the annual consolidated financial statements of Bridge Bancorp;

•                  Overseeing Bridge Bancorp’s financial reporting processes in consultation with the Independent Registered Public Accounting Firm and the internal audit function;

•                  Reviewing the annual audited consolidated financial statements, quarterly financial statements and the Independent Registered Public Accounting Firm’s report with management and the Independent Registered Public Accounting Firm and recommending inclusion of the annual audited consolidated financial statements in Bridge Bancorp’s annual report on Form 10-K;

•                  Maintaining direct lines of communication with the Board of Directors, management, internal audit staff and the Independent Registered Public Accounting Firm;

•                  Overseeing the internal audit function and reviewing management’s administration of the system of internal accounting controls;

•                  Approving all engagements for audit and non-audit services by the Independent Registered Public Accounting Firm; and

•                  Reviewing the adequacy of the Audit Committee charter.

The Audit Committee met nine times during 2014. The Audit Committee reports to the Board on its activities and findings. The Board of Directors has determined that Rudolph Santoro and Dennis Suskind are “Audit Committee Financial Experts” as that term is used in the rules and regulations of the SEC.

AUDIT COMMITTEE REPORT

The Audit Committee operates under a written charter adopted by the Board of Directors.  A copy of the charter of the Audit Committee is available on Bridge Bancorp’s website, www.bridgenb.com.

Management is responsible for the preparation of Bridge Bancorp’s consolidated financial statements and their assessment of the design and effectiveness of Bridge Bancorp’s internal control over financial reporting. The Independent Registered Public Accounting Firm is responsible for performing an independent audit of Bridge Bancorp’s consolidated financial statements and opining on  the effectiveness of Bridge Bancorp’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board

(United States) (“PCAOB”) and issuing their reports thereon.  As provided in its charter, the Audit Committee’s responsibilities include monitoring and overseeing these processes.

In discharging its responsibilities, the Audit Committee has:

•                  Reviewed and discussed with management, and the Independent Registered Public Accounting Firm, Bridge Bancorp’s audited consolidated financial statements for the year ended December 31, 2014;

•                  Reviewed and discussed with the Independent Registered Public Accounting Firm all matters required to be discussed under Auditing Standard No. 16, Communications with Audit Committees, as adopted by the PCAOB; and

•                  Received the written disclosures and the letter from the Independent Registered Public Accounting Firm required by applicable requirements of the PCAOB regarding the Independent Registered Public Accounting Firm’s communications with the audit committee concerning independence, and has discussed with the Independent Registered Public Accounting Firm its independence from Bridge Bancorp.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Bridge Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2014 and filed with the SEC. In addition, the Audit Committee selected Crowe Horwath LLP to be Bridge Bancorp’s Independent Registered Public Accounting Firm for the year ending December 31, 2015, subject to the ratification of this appointment by the shareholders.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Bridge Bancorp specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The foregoing report has been furnished by Committee members:

Rudolph J. Santoro, Chairperson

Charles I. Massoud

Dennis A. Suskind

THE COMPENSATION COMMITTEE

The Compensation Committee met five times in fiscal year 2014.  The Compensation Committee consists of Directors Arturi (Chairperson), Hefter, McCoy Jr., and Nielsen. Each member is considered independent as defined in the NASDAQ® corporate governance listing standards. The Board has adopted a charter for the Compensation Committee, which is available on Bridge Bancorp’s website, www.bridgenb.com.

The Compensation Committee’s responsibilities include, among other duties, the responsibility to:

•                  Establish, review, and modify from time to time as appropriate the overall compensation philosophy of Bridge Bancorp;

•                  Review, evaluate and recommend Company objectives relevant to the CEO’s compensation; evaluate CEO performance relative to established goals; and review, evaluate and recommend to the full Board of Directors, the CEO’s compensation;

•                  Review, evaluate and recommend goals relevant to the compensation of Bridge Bancorp’s other executive management personnel; and review such officers’ performance in light of these goals and determine (or recommend to the full Board of Directors for determination) such officers’ cash and equity compensation based on this evaluation;

•                  Review, evaluate and recommend, in consultation with the corporate governance committee, the compensation to be paid to directors of Bridge Bancorp and of affiliates of Bridge Bancorp for their service on the Board;

•                  Administer Bridge Bancorp’s stock benefit plans; and

•                  Review and oversee incentive compensation arrangements of the Bridgehampton Bank to ensure they are balanced relative to incentives and risk objectives.

Compensation recommendations for the President and Chief Executive Officer (“CEO”), Chief Administrative and Financial Officer (“CAO”), Chief Lending Officer (“CLO”), Chief Retail Banking Officer (“CRO”) and Treasurer, collectively known as NEOs, are made by the Compensation Committee to the Board of Directors.  Decisions regarding non-equity compensation for the other officers are made under the authority of Bridge Bancorp’s CEO. The Committee has engaged McLagan, an AON Hewitt company, an outside and independent national compensation consulting firm, to assist in the annual review of its incentive compensation arrangements for the NEOs and all other employee groups of the Bridgehampton Bank. McLagan has not provided any other services for Bridge Bancorp.

At the request of the Committee, Compensation Committee meetings are regularly attended by the CEO and CAO. At each meeting, the Compensation Committee meets in executive session, which excludes executive management. The Compensation Committee’s Chairperson reports the Committee’s recommendations on executive compensation to the Board. Independent advisors and Bridge Bancorp’s finance department support the Compensation Committee in its duties and, along with the CEO and CAO, may be delegated authority to fulfill certain administrative duties regarding the compensation programs.

In addition, the Committee engaged McLagan to assist in the review of potential risks stemming from Bridge Bancorp’s compensation programs. McLagan conducted a comprehensive review and evaluation of incentive plans covering all employees of Bridge Bancorp. The review included an evaluation of the design features of each plan, the governance and oversight aspects of each plan, the mix of cash and equity incentives opportunities, the use of performance metrics, the performance periods and time horizon of each plan, the various termination provisions associated with the plans, and other dimensions of the plans deemed relevant for the risk review process. McLagan reviewed the results of its assessment with the Committee and with management.  Based on the results of the independent assessment by McLagan and the assessment of risks by the Committee, the Board has determined that Bridge Bancorp’s compensation policies, practices and programs do not promote excessive risk taking or pose risks that are reasonably likely to have a material adverse effect on Bridge Bancorp, Inc.

The Compensation Committee considered the independence of McLagan, in light of SEC rules and NASDAQ listing standards. The Committee requested and received a report from McLagan addressing the independence of McLagan and its consultants, including the following factors: (1) other services provided to us by McLagan; (2) fees paid by us as a percentage of Aon’s total revenue; (3) policies or procedures maintained by McLagan that are designed to prevent a conflict of interest; (4) any business or personal relationships between the consultants and a member of the Committee; (5) any company stock owned by the consultants; and (6) any business or personal relationships between our executive officers and the consultants. The Committee discussed these considerations and concluded that the work performed by McLagan and its consultants involved in the engagements did not raise any conflict of interest and that McLagan has served as an independent compensation consultant.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Directors Arturi (Chairperson), Hefter, McCoy and Nielsen. None of these directors was during 2014, or is formerly, an officer of Bridge Bancorp.  During the year ended December 31, 2014, Bridge Bancorp had no “interlocking” relationships in which any executive officer of Bridge Bancorp is a member of the board of directors or compensation committee of another entity, one of whose executive officers is a member of Bridge Bancorp’s Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The primary goals of the Compensation Committee (“Committee”) for 2014 were consistent with its established philosophy of providing compensation arrangements for executive officers that are designed to attract and retain executives who can perform and manage Bridge Bancorp in the shareholders’ best interest. These compensation arrangements are designed to be aligned with the performance of Bridge Bancorp both on a short-term and long-term basis and are based on individual contributions and Bridge Bancorp’s performance.

Company Performance

Our Company, although certainly impacted by the economic downturn over the past number of  years, has experienced significant growth in assets and earnings while maintaining very favorable credit quality. In 2014, the management team continued to grow our Company and take advantage of opportunities available in this turbulent banking environment.  Considering the environment, the Committee views the performance in 2014 as a continuation of performance at a very high level as shown below:

•                  Performance: Returns on average assets and equity for 2014 were 0.64% and 7.76%, respectively, and Bridge Bancorp’s net income was $13.8 million, 5.1% higher than the $13.1 million reported in 2013. The 2014 results include $5.5 million in costs associated with the acquisition of FNBNY Bancorp Inc. and its wholly owned subsidiary, the First National Bank of New York (Collectively “FNBNY”) in February 2014, the pending acquisition of Community National Bank (CNB) and branch restructuring costs.

•                  Credit Quality: Bridge Bancorp continues to maintain outstanding credit quality with nonperforming assets of $1.2 million or 0.05% of total assets at December 31, 2014, significantly better than peers.

•                  Capital Management and Dividend Payments: Bridge Bancorp has attracted and retained access to the capital markets, raising over $100 million in capital since January 2009, including $37.5 million in a public offering in October 2013. The capital was raised to support the growth associated with the acquisition of FNBNY that closed on February 14, 2014, the acquisition of CNB announced in December 2014, as well as future growth.  In 2014, Bridge Bancorp paid four quarterly dividends to shareholders totaling $0.92 per share. This continues Bridge Bancorp’s long term trend of uninterrupted dividends.

•                  Growth Strategy: Bridge Bancorp has continued its disciplined growth strategy delivering strong growth in both loans and deposits organically and via acquisition.  During 2014, Bridge Bancorp experienced loan growth of $325.1 million, or 32%, with 26% representing organic growth. Deposits increased $294.7 million, or 19%, as Bridge Bancorp opened three new branches in Suffolk County, New York: Bayshore, Port Jefferson and Smithtown. As noted above, Bridge Bancorp acquired FNBNY in February 2014.  FNBNY had total acquired assets on a fair value basis of $211.9 million, with loans of $89.7 million, investment securities of $103.2 million and deposits of $169.9 million with three full-service branches, including Bridge Bancorp’s first two branches in Nassau County located in Merrick and Massapequa, and one in western Suffolk County located in Melville. At December 31, 2014, Bridge Bancorp had total assets of $2.3 billion, including $1.3 billion in loans, $1.8 billion in deposits and 29 branches serving Long Island.

•                  Long-Term Performance: From January 1, 2010 to December 31, 2014, Bridge Bancorp’s tangible book value has increased $4.27 per share or 43% and Bridge Bancorp’s assets have grown $1.4 billion or 155% from approximately $0.9 billion to $2.3 billion.

Key Compensation Decisions — Executive Summary

•                  Increased Base Salaries — Based upon a review of compensation paid to executives in the proxy peer group and in light of Bridge Bancorp’s performance, the Committee and Board increased salaries in 2014 for the NEOs as follows:

	2014	2013
Kevin M. O’Connor	$440,000	$400,000
Howard H. Nolan	$280,000	$255,000
Kevin Santacroce	$260,000	$235,000
James Manseau	$260,000	$235,000
John M. McCaffery(1)	$250,000	—

(1)         John M. McCaffery became a Named Executive Officer in 2014.

There were no increases in base salaries in 2013 as compared to 2012.

•                  Payments Under the Short Term Incentive Plan: The primary performance vehicle for the Bridgehampton Bank is the Short Term Incentive Program (“STIP”).  The STIP is based 40% upon peer relative measures, 40% on absolute measures and 20% on board discretion.  The peer relative measures require the Bridgehampton Bank to achieve the 25th percentile for a threshold, or minimum payout, to occur.  The target is the median or 50th percentile of peer performance and maximum is at the 75th percentile.  For 2014, the Board determined STIP was awarded at 79% achievement which is between target and maximum performance compare to 70% achievement in 2013. The Plan awards are paid 50% in cash and 50% in restricted stock. Please see “Short Term Incentive Program” under the section “2014 Executive Compensation Components” on page 56 for more details.

•                  New Design of Long Term Incentive Plan: During 2014, the Board revised the design of the Long Term Incentive Plan (“LTI Plan”) to include performance based awards. The LTI Plan includes 60% performance vested awards based on 3-year relative Total Shareholder Return (“TSR”) to the proxy peer group and 40% time vested awards. The awards are in the form of restricted stock units and cliff vest after five years and require an additional two year holding period before the RSUs are delivered in shares of common stock.

Chief Executive Officer Compensation:

•                  Base Salary —The Board increased Mr. O’Connor’s 2014 base salary to $440,000 from $400,000 in both 2013 and 2012, in order to align his compensation with CEOs in the peer group and based on the performance of Bridge Bancorp.

•                  STIP Award - The Board awarded Mr. O’Connor STIP an incentive award of 59.3% of base salary, which represents 79% of the overall maximum payout opportunity.  The STIP Award of $260,700 is paid 50% in cash and 50% in restricted stock that was granted in February 2015 and vests over five years.

•                  LTI Plan — As noted above, the Board approved the re-design of the LTI Plan effective with the grant of equity in 2015 for 2014 performance. Under the new LTI Plan, the awards are granted in the form of restricted stock units (RSUs) with 60% performance vested based upon the achievement of target performance (50th percentile of peer banks) measured on the 3 Year Total Shareholder Return, and 40% time vested. Both vest on February 15, 2020 and require an additional two year holding period before the RSUs are delivered in shares of common stock.

The Summary Compensation Table for 2014, includes the cash portion of the STIP award earned in 2014 ($130,350) based on 2014 performance, and restricted stock awards of $308,520 granted on January 28, 2014 based on 2013 performance. The January 2014 restricted stock awards include (i) 4,127 shares valued at $105,000 as of the date of grant that vest over 5 years, related to the 2013 STIP award based on 70% of opportunity, which is between target and maximum performance for 2013 and; (ii) 8,000 shares valued at $203,520 as of the date of grant that vest over 7 years, awarded to Mr. O’Connor under the discretionary Long Term Stock Incentive Program based on 2013 performance.

Other Named Executive Officer Compensation:

•                  Base Salaries — As noted above, the Board increased base salaries for the other executives during 2014.

•                  STIP Award — The Board awarded the 2014 STIP to each of the officers listed below at the same 79% achievement as for Mr. O’Connor.  In a similar fashion, all STIP Awards are paid 50% in cash and 50% in restricted stock that vest over five years.

•                  LTI Plan - The other executives also participated in the new LTI Plan described above with grants of equity in 2015 for 2014 performance.

The Summary Compensation Table includes the cash portion of the STIP award earned in 2014, based on 2014 performance and paid in 2015, and restricted stock awards granted on January 28, 2014 based on 2013 performance as presented below:

			2014 Cash	2014 Stock Awards
		2014 Cash	Incentive	STIP		Long Term
NEO	2014 Base Salary	Incentive	% Salary	Shares	$	Shares	$

Howard H. Nolan	$280,000	$60,850	21.7%	1,930	$49,100	3,500	$89,040

Kevin L. Santacroce	$260,000	$51,350	19.8%	1,618	$41,150	3,500	$89,040

James J. Manseau	$260,000	$51,350	19.8%	1,618	$41,150	3,500	$89,040

John McCaffery	$250,000	$49,400	19.8%	440	$11,200	2,500	$63,600

Shareholder Vote

At our 2014 annual meeting, 88% of our shareholders approved our “say-on-pay” resolution to approve the executive compensation disclosed in last year’s proxy statement. Bridge Bancorp considered the shareholder advisory vote from the most recent annual meeting to be a positive endorsement of its current pay practices and believes the vote result is evidence that its compensation policies and decisions have been in the best interests of shareholders.  As a result, the Compensation Committee retained its overall approach to executive compensation with the exception of the re-design of the Long Term Incentive Plan (“LTI Plan”) to include performance based awards. See “—Key Compensation Decisions — Executive Summary” for additional details on the LTI Plan. Bridge Bancorp will continue to monitor the level of support for each say-on-pay proposal in the future and will consider this alongside other factors as it makes future executive compensation decisions.

Overview of the Compensation Plan

The Committee has responsibility for establishing, implementing and continually monitoring adherence with Bridge Bancorp’s compensation philosophy.  The goal of the Committee is for the total compensation awarded to, earned by, and paid to our named executive officers and “covered employees” to be fair, reasonable and competitive and to comply with the regulatory guidance on Sound Incentive Compensation Policies (“SICP”).  Our Named Executive Officers (referred to as NEOs) are Kevin M. O’Connor, President and Chief Executive Officer, Howard H. Nolan, Senior Executive Vice President, Chief Administrative and Chief Financial Officer, Kevin L. Santacroce, Executive Vice President and Chief Lending Officer, James J. Manseau, Executive Vice President and Chief Retail Banking Officer, and John M. McCaffery, Executive Vice President and Treasurer.  Covered employees included senior executives as well as other employees who, either individually or as part of a group, have the ability to expose Bridge Bancorp or Bank to material amounts of risk.

Compensation Philosophy and Objectives

The compensation philosophy, established by the Committee, provides broad guidance on executive compensation and, more specifically, the compensation of the NEOs and other covered employees.  The incentive compensation plans are designed to be consistent with safety and soundness standards and the regulatory guidance on SICP.  The Plans include consideration of the following key principles:

(1)         Incentive compensation arrangements should provide employees with incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose Bridge Bancorp or Bank to imprudent risk;

(2)         These arrangements should be compatible with effective controls and risk management; and

(3)         These arrangements should be supported by strong corporate governance, including active and effective oversight by Bridge Bancorp’s Board of Directors.

Bridge Bancorp’s policies and procedures related to incentive plans have been reviewed by an independent compensation consultant, McLagan, to determine Bridge Bancorp’s and Bank’s compliance with the SICP.  For NEOs, compensation comparisons are based on a peer group of banks, taking into consideration asset size, geographic location, and performance as well as internally developed goals.  However, reasonable exceptions to this compensation philosophy are considered as appropriate by the Compensation Committee.

Specifically, the compensation philosophy includes:

•                  Aligning shareholder value with compensation;

•                  Providing a direct and transparent link between our performance and pay for the NEOs;

•                  Aligning the interests of Bridge Bancorp’s senior executive officers with that of the shareholders through performance based incentive plans;

•                  Making wise use of Bridge Bancorp’s equity resources to ensure compatibility between management and shareholder interests; and

•                  Awarding total compensation that is both reasonable and effective in attracting, motivating, and retaining key executives.

The compensation objectives of Bridge Bancorp, Inc. and The Bridgehampton National Bank, subject to experience and achieving plan performance, are to:

•                  Pay base salaries to Bridge Bancorp’s senior executives at a level consistent with Bridge Bancorp’s performance related to Bridge Bancorp’s selected peer group (the market);

•                  Provide total cash compensation (salary and cash incentive compensation) to Bridge Bancorp’s senior executives at a level consistent with performance related to market;

•                  Provide total direct compensation (the sum of salary, cash incentives and equity incentives) at a level consistent with performance related to market, based on planned and cumulative performance;

•                  Align senior management’s interest with that of shareholders through increasing equity compensation relative to total incentive compensation; and

•                  Comply with the SICP.

In addition, Bridge Bancorp’s compensation philosophy is to provide retirement benefits that are competitive with market practice.  The Compensation Committee of the Board annually reviews the administration of the compensation plans.

We have considered the most recent shareholder say-on-pay advisory vote in determining compensation policies and decisions.  In light of strong stockholder support, the Committee concluded that no material revisions were necessary to our executive officer compensation program.

Risk Assessment Process to Determine Covered Employees

Our management has reviewed all job positions to determine which positions have the ability to expose us to material risks. In determining whether an employee, or group of employees, may expose us to material risk, management considered the full range of inherent risks arising from or generated by, the employees’ activities, including Credit/Asset Quality, Asset Liability/Interest Rate Risk, Liquidity, Operational/Transactional, Compliance/Legal, Reputation and Strategic risks. Risks are considered to be material if they are material to Bridge Bancorp or Bank, or a business line or operating unit of the Bridgehampton Bank that is itself material to Bridge Bancorp or Bank.

Principle 1: Balanced Risk Taking Incentives

Once determined, all covered employees’ incentive plans were evaluated to determine if the plans appropriately balance risk and financial results in a manner that does not encourage imprudent risks.

Principle 2: Compatibility with Effective Controls and Risk Management

The Bank’s risk management processes and internal controls reinforce and support the development and maintenance of balanced incentive compensation arrangements.  These processes and controls include documentation to permit an audit of the effectiveness of the Bridgehampton Bank’s process for establishing, modifying and monitoring incentive compensation arrangements.

Principle 3: Strong Corporate Governance

Our incentive compensation plans are supported by strong corporate governance, including active and effective oversight by the Compensation Committee and Board. In addition, the Compensation Committee reviews all incentive plans and has hired an independent compensation consultant, McLagan, to assess the incentive compensation arrangements for compliance with SICP. The Committee receives information and analysis from McLagan and management to allow the Committee and Board to assess whether the overall design and performance of the incentive compensation arrangements are consistent with Bridge Bancorp’s and Bank’s safety and soundness.

Role of Executive Officers in Compensation Decisions

The CEO provides recommendations to the Committee and Board on the other NEOs compensation.  The Committee recommends and the Board approves all compensation decisions for the CEO as well as the other NEOs and approves recommendations regarding equity awards to certain officers of Bridge Bancorp.  The NEOs annually review the performance and recommend compensation for senior management of Bridge Bancorp who are not NEOs.

Setting Executive Compensation

Based on the foregoing philosophy and objectives, the Committee has structured Bridge Bancorp’s annual and long-term incentive-based cash and equity compensation to motivate executives to achieve the business goals set by Bridge Bancorp and reward the executives for achieving such goals. In furtherance of this, McLagan’s annual review provides the Committee with relevant market data and alternatives to consider when making compensation decisions for the NEOs and on the recommendations being made by Bridge Bancorp’s management for other key executives.  In making compensation decisions, the Committee compares each element of total compensation against a peer group of publicly-traded financial institutions that are comparable in asset size and performance (collectively, the “Compensation Peer Group”). When selecting the peer group, peer bank performance is taken into consideration.  The key performance measures used in selecting Bridge Bancorp’s peer group are:

•                  Asset Size

•                  Geographic Location

•                  Core Return on Average Equity (“ROAE”)

•                  Non-Performing Assets as a Percentage of Total Assets

•                  Loan Portfolio Focused on Commercial Lending

The Compensation Peer Group is periodically reviewed and updated by the Committee. Not all companies in the Compensation Peer Group reported data for each of our executive positions. The twenty two companies comprising the Compensation Peer Group for fiscal year 2014 for the Named Executive Officers follows:

Compensation Peer Group

Access National Corporation	Hudson Valley Holding Corp
American National Bankshares Inc.	Lakeland Bancorp, Inc.
Bryn Mawr Bank Corporation	Monark Financial Holdings
Cardinal Financial Corporation	Old Line Bancshares, Inc.
Century Bancorp	Oritani Financial Corp.
Community Financial	Peapack-Gladstone Financial
ConnectOne Bancorp	Suffolk Bancorp
Eagle Bancorp	TriState Capital Holdings
Enterprise Bancorp, Inc	Univest Corporation of Pennsylvania
First of Long Island Corporation	WashingtonFirst Bancshares
Hingham Institution for Savings	Washington Trust Bancorp

Market compensation comparisons were based primarily on information from the Compensation Peer Group, which was supplemented with information from McLagan’s proprietary financial institution database. Market data was aged by an annualized factor of 3.0% to adjust for the historical nature of the data.  In addition, data from McLagan’s database was adjusted utilizing data from the Economic Research Institute to reflect the cost of wages in Bridge Bancorp’s local market.

Each NEO’s current compensation was compared to the median of the applicable Compensation Peer Group and the regionally adjusted compensation data from McLagan’s database.   Overall base pay and the targeted level of total direct compensation for 2014 was competitive with the market median (9% below for base salary and 11% above for total direct compensation).  A significant percentage of total compensation is allocated to incentives as a result of the philosophy mentioned above. The Committee’s recommendations on granting options and restricted stock awards are based on the evaluation of Bridge Bancorp’s performance in connection with year-end results, the individual’s accomplishments and the position held by the individual. The NEOs are parties to employment and/or change in control agreements which are described elsewhere in this Proxy statement.

2014 Executive Compensation Components

For fiscal year ended December 31, 2014, the principal components of compensation for NEOs were:

•                  Base salary

•                  Short term incentive program

•                  Long term equity incentive compensation

•                  Retirement and other benefits

•                  Perquisites and other personal benefits

Base Salary

Bridge Bancorp provides NEOs and other employees with base salary to compensate them for services rendered during the fiscal year.  Base salary ranges for NEOs are determined for each executive based on his or her position and responsibility by using market data.  Base salary ranges are designed so that salary opportunities for a given position will generally reflect +/- 15% of the market 50th percentile.  The annual salary of the NEOs is reviewed annually by the Compensation Committee and Board of Directors.

Base salaries for the NEOs for 2014 and 2014 follows:

	2014	2013	% Change
Kevin M. O’Connor	$440,000	$400,000	10.0%
Howard H. Nolan	$280,000	$255,000	9.8%
Kevin Santacroce	$260,000	$235,000	10.6%
James Manseau	$260,000	$235,000	10.6%
John M. McCaffery	$250,000	—	—

The increases in 2014 base salaries addressed the general shortfall to market and to bring the NEOs into alignment with the base salaries of the proxy peers. Mr. McCaffery became a NEO in 2014.

Short Term Incentive Program

Each NEO has an incentive opportunity defined by a target incentive and range that is based on their role and competitive market practice.  Incentive targets/ranges are expressed as a percentage of base salary and determined based on competitive market practice for similar roles in similar organizations. The Board established the financial performance targets to be used in establishing awards under the STIP for fiscal 2014, as well as the percentage of base salary that can be earned by each category of officer based on the achievement of targets. The Plan is structured as follows:

Weighing %
Goals Relative to Peers
Core ROAE	30%
Core Operating Expense to Average Assets	10%
Total Relative Goals	40%

Board Defined “Absolute” Goals
Core EPS	20%
NPA to Assets	10%
Net Chargeoffs to Avg Loans	10%
Total Absolute Goals	40%

Board Discretion	20%
Total	100%

The “relative” peer goals are measured using the trailing twelve months of performance as of September 30. The “absolute” goals are established by the Board and based on the year ended December 31, 2014. The remaining 20% is determined at the discretion of the Board.  Bridge Bancorp also maintains a STIP for non-NEOs based on absolute goals approved by the Committee and Board.  The NEOs have agreed that their performance achievement will not exceed the performance achievement of the non-NEOs’ STIP.  The “Core” goals above exclude the costs associated with the acquisitions of FNBNY and CNB, branch restructuring costs and net losses on the sale of securities. We set our threshold, target and maximum performance levels as follows for the Core ROAE and Core Operating Expense to Average Assets relative peer measures:

•	Threshold Performance:	25th percentile
•	Target Performance:	50th percentile
•	Maximum Performance:	75th percentile

In order to earn a minimum payout, Bridge Bancorp’s performance achievement must equal or exceed the threshold level. If none of the performance criteria are achieved, no short term incentive is earned under the plan. However, the Compensation Committee may at its discretion, recommend to the Board awards it considers reasonable. For 2014, Bridge Bancorp’s performance achievement was as follows:

						% of Max	BDGE
Relative Measures*	Weightings	Threshold	Target	Max	BDGE	Achieved	Achievement

Core ROAE	30%	7.51%	8.12%	11.49%	9.88%	86%	26%
Core Operating Exps/Avg Assets	10%	3.11%	2.70%	2.26%	2.18%	100%	10%
	40%						36%
Absolute Measures
Core EPS	20%	$1.53	$1.58	$1.63	$1.57	60%	12%
NPA’s to Assets	10%	0.50%	0.40%	0.25%	0.05%	100%	10%
Net Charge-offs/ Avg Loans	10%	0.20%	0.15%	0.08%	0.05%	100%	10%
	40%						32%

Quantitative Measures	80%						68%

Board Discretion	20%						11%

Total Achievement	100%						79%

*Relative measures are based on the Twelve Months Ended 9/30/14

Bridge Bancorp’s achievement for the relative peer measures reflects Core ROAE at the 65th percentile and Operating Expense to Average Assets at the 77th percentile. In determining the discretionary % to be awarded, the Committee and Board considered Bridge Bancorp’s % achievement for the quantitative measures as well as the quantitative performance of the non-NEOs’ STIP. As the non-NEOs’ STIP quantitative performance was 61%, the Board adjusted the discretionary component awarded to the NEOs from 18% to 11%,  resulting in total achievement of 79% of the maximum incentive opportunity, consistent with the non-NEOs’ STIP performance achievement, and awarded the following payout % of base salary for each NEO:

	Payout Opportunity as a % of Base Salary			Actual Payout
NEO	Threshold %	Target %	Maximum %	% of Base Salary
Kevin M. O’Connor	25%	50%	75%	59.3%
Howard H. Nolan	18.5%	37%	55%	43.5%
Kevin L. Santacroce	17%	34%	50%	39.5%
James J. Manseau	17%	34%	50%	39.5%
John M. McCaffery	17%	34%	50%	39.5%

As described fully in the proxy filed in 2014, the 2013 Plan had six performance goals; four relative measures vs the compensation peer group: return on average equity, operating expense to average assets, nonperforming assets as a percentage of total assets, and net charge-offs; and two absolute measures determined by the Board: earnings per share growth and management of capital. Bridge Bancorp achieved 70% of the maximum incentive opportunity in 2013 and these results determined the $ value of the equity awards granted in 2014.

In order to further ensure that Bridge Bancorp’s compensation programs do not encourage undue and unnecessary risks and promote a long-term outlook among the NEOs, the Committee and Board determined that the amount earned under the Short Term Incentive Plan for 2014 will be paid to the NEOs, partially (50%) in cash and partially (50%) in restricted stock awards. Each restricted stock award vests over five years, with one third vesting in each of years 3, 4 and 5.  Dividends are paid on unvested restricted stock awards.

The incentive compensation earned by NEOs for the years ended December 31, 2014 and 2013, respectively, reflecting the impact of performance achievements is as follows:

	Incentive Compensation Earned for the Years Ended December 31,
	2014			2013
		Restricted			Restricted
	Cash	Stock	Total	Cash	Stock	Total
Kevin M. O’Connor	$130,350	$130,350	$260,700	$105,000	$105,000	$210,000
Howard H. Nolan	$60,850	$60,850	$121,700	$49,100	$49,100	$98,200
Kevin L. Santacroce	$51,350	$51,350	$102,700	$41,150	$41,150	$82,300
James J. Manseau	$51,350	$51,350	$102,700	$41,150	$41,150	$82,300
John M. McCaffery	$49,400	$49,400	$98,800	$44,800	$11,200	$56,000

The 2013 restricted stock awards noted in the table above are included in the 2014 Summary Compensation Table under the heading “Stock Awards”.

Long Term Stock Incentive Program

The 2012 Stock-Based Incentive Plan (“2012 SBIP”), which was approved by Bridge Bancorp’s stockholders at the 2012 Annual Meeting of Stockholders, gives the Board the latitude to provide incentives and rewards to employees and Directors who are largely responsible for the success and growth of Bridge Bancorp, Inc. and its affiliates, and to assist all such entities in attracting and retaining experienced and qualified Directors, executives and other key employees.

Stock options may be either incentive stock options, which bestow certain tax benefits on the optionee, or non-qualified stock options, not qualifying for such benefits.  All options have an exercise price that is not less than the market value of Bridge Bancorp’s Common Stock on the date of the grant.  Historically, stock based awards under Bridge Bancorp’s plans have either been stock options or shares of restricted stock (which are shares of Common Stock that are forfeitable and are subject to restrictions on transfer prior to the vesting date).

The vesting of restricted stock depends upon the executives continuing to render services to Bridge Bancorp.  Restricted stock awards carry dividend and voting rights from the date of grant.  Restricted shares are forfeited if the award holder departs Bridge Bancorp before vesting.  Options have no value unless Bridge Bancorp’s stock price rises over time, and the value of restricted shares over time also is directly proportionate to the market value of Bridge Bancorp’s stock.  The Committee’s recommendations on granting options and restricted stock awards are based on the evaluation of Bridge Bancorp’s performance in connection with year end results, the individual’s accomplishments, the position held by the individual and the individual’s overall compensation compared to Bridge Bancorp’s compensation peer group.  The Summary Compensation Table includes 21,000 shares of restricted stock granted to the certain NEOs based on 2013 performance (8,000 shares to Mr. O’Connor and 3,500 shares each to Messrs. Nolan, Santacroce and Manseau and 2,500 shares to Mr. McCaffery) on January 28, 2014 as part of the long term stock incentive program. These shares vest over seven years in three equal installments with the first installment vesting on February 15, 2019 and succeeding installments on each anniversary thereafter through February 15, 2021.  Dividends are paid on unvested restricted stock awards.

As discussed previously, in 2014 the Compensation Committee and Board re-designed the LTI Plan for the NEOs to include performance based awards. Sixty percent of the awards are performance vested , and 40% are time vested. The performance based awards are in the form of restricted stock units (“RSUs”) and are subject to adjustment up or down based upon Bridge Bancorp’s 3 year TSR relative to peer banks. The awards cliff vest in five years and require an additional two year holding period before the RSUs are delivered in shares of common stock. Dividends on unvested RSUs accrue to the executive in the form of additional RSUs and are subjective to forfeiture prior to vesting.

Retirement and Other Benefits

The Bank maintains a 401(k) plan (the “401(k) Plan”) for the benefit of its employees.  During 2014, the Bridgehampton Bank matched 100% of the employee’s contributions up to 1% of pay plus 50% of the employee’s contributions that exceed 1% but are less than 6% of pay (a maximum company match of 3.5% of pay).  All employees, including the NEOs, can defer a minimum of 1% and a maximum of 100% of their annual income as long as the deferred compensation does not exceed Internal Revenue Service (IRS) limits. In addition, employees of Tier 2 and Tier 3 (Tiers described below) may receive a discretionary profit sharing benefit.

The Bank maintains a non-contributory, tax-qualified defined benefit pension plan (the “Pension Plan”) for eligible employees.  All employees hired before October 1, 2012 that are at least age 21 and have completed at least one year of service are eligible to participate in the Pension Plan.  The Pension Plan provides for a benefit for each participant according to the Tier the employee belongs to outlined below. Compensation used to determine benefits are all wages, tips, and other compensation as reported on form W-2, such as any amounts which are treated as salary reduction contributions under a 401(k) plan, a cafeteria plan or a qualified flexible benefits plan.  The Normal Benefit Form is a Single Life Pension with 60 payments guaranteed.  There are a number of optional forms of benefit available to the participants, all of which are adjusted actuarially. Participants are eligible for early retirement upon attaining age 55. As required by law, the Pension Plan is covered by the insurance program of the Pension Benefit Guaranty Corporation.

Tier 1 — NEOs and Certain Employees Who Met Specified Age and Service Requirements

•                  These employee’s benefits under the Pension Plan are 1.50% of the participant’s average annual compensation multiplied by creditable service (up to 35 years); plus 1.00% of the participant’s average annual compensation multiplied by creditable service (in excess of 35 years); minus 0.49% of the participant’s average annual compensation in excess of Covered Compensation multiplied by creditable service (up to 35 years). The employee’s average annual compensation is determined using the highest average compensation during five consecutive years of employment or all years of employment, if less than five.

Tier 2 — All Other Employees Hired before October 1, 2012

•                  These employee’s benefits under the Pension Plan are their accrued benefits determined using the Tier 1 formula above, but frozen for increases in service and compensation as of December 31, 2012. In addition, these employees receive benefits under the Pension Plan using a cash balance formula for all plan years beginning after December 31, 2012. The “Pay credits” under the cash balance formula are 3.75% of annual compensation for employees with less than 15 years of service and 5% of annual compensation for employees with more than 15 years of service. The “interest credits” are determined by multiplying the employee’s hypothetical account balance as of the beginning of a plan year by the actual dollar-weighted rate of return on plan investments during that plan year.

Tier 3 — All Employees Hired on or after October 1, 2012

•                  These employees are excluded from the Pension Plan.

The Bank has a Supplemental Executive Retirement Plan (the “SERP”), under which additional retirement benefits are accrued for the CEO and CAO. Under the defined benefit component of the SERP, the amount of supplemental retirement benefits is based upon a benefit at normal retirement which approximates the differences between (i) the total retirement benefit the participant would have received under the Pension Plan without taking into account limitations on compensation and annual benefits; and (ii) the retirement benefit the participant is actually entitled to under the Pension Plan at normal retirement. Under the defined contribution component of the SERP, the amount of the supplemental retirement benefit is the difference between (i) the total matching contribution that would have been contributed by the Bridgehampton Bank to the executive’s account under the 401(k) Plan based on the executive’s compensation, without taking into account limitations on compensation and annual benefits; and (ii) the maximum amount that could have been contributed to the executive’s account under the 401(k) Plan with respect to such compensation.

Perquisites and Other Personal Benefits

Bridge Bancorp provides NEOs with perquisites and other personal benefits that Bridge Bancorp and the Committee believe are reasonable and consistent with its overall compensation program to better enable Bridge Bancorp to attract and retain employees for key positions.  The NEOs are provided use of company automobiles and participation in the plans and programs described above.  Attributed costs of personal benefits described for the NEOs for the fiscal year ended December 31, 2014 are included in the “All Other Compensation” column of the “Summary Compensation Table.”

Bridge Bancorp and the Bridgehampton Bank have entered into employment agreements with Messrs. O’Connor and Nolan, which are described under the heading “Employment Agreements.” Bridge Bancorp and the Bridgehampton Bank have entered into change in control agreements with Messrs. Santacroce, Manseau and McCaffery, which are described under the heading “Change in Control Agreement.”

Tax Implications

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits deductions of compensation paid to NEOs (other than the CFO) to $1 million per year unless the compensation is “performance-based.”  Stock option grants are intended to qualify as performance-based compensation.  Although the Committee does not have a formal policy with respect to the payment of compensation in excess of the deductibility limits, compensation paid to the NEOs historically has fallen within the tax code limitations for deductibility.

Clawback Policy

In February 2009, the Committee adopted a clawback policy, to recover certain incentive payments paid to Bridge Bancorp’s NEOs if (1) the payments or awards were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, and (2) the amount of the incentive compensation, as calculated under the restated financial results, is less than the amount actually paid or awarded under the original financial results.

Stock Ownership Guidelines

The Board of Directors believes that it is in the best interest of Bridge Bancorp and its shareholders to align the financial interests of Company executives and directors with those of shareholders. In March 2011, Stock Ownership Guidelines were implemented for NEOs and Directors of Bridge Bancorp that require the following minimum investment in Company common stock:

Directors:	$100,000
NEOs:	One times (1.0x) annual base salary

Stock holdings are expected to be achieved within three (3) years of the implementation of the ownership guidelines or the starting date of the individual, whichever is later. Stock ownership for NEOs and Directors will be reviewed annually as part of the annual executive performance evaluation process and as part of the Board review. These guidelines will allow for extenuating circumstances and discretion in the evaluation process. The Compensation Committee shall be responsible for the periodic review of the policy. Any changes to the policy will require the approval of the Board of Directors. The Committee monitors executives’ ownership annually.  At this time, all Directors and NEOs have achieved their target stock ownership guidelines.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of Bridge Bancorp has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Emanuel Arturi, Chairperson
Marcia Z. Hefter
Albert E. McCoy, Jr.
Raymond A. Nielsen

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation paid to the Named Executive Officers for the years ended December 31, 2014, 2013 and 2012.

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	Non- Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total

Kevin M. O’Connor	2014	$440,000	—	$308,520	$130,350	$239,767	$61,978	$1,180,615
President & Chief	2013	$400,000	—	$247,365	$105,000	$68,668	$47,806	$868,839
Executive Officer	2012	$400,000	—	$99,375	$107,100	$65,498	$60,783	$732,756

Howard H. Nolan	2014	$280,000	—	$138,140	$60,850	$164,210	$44,329	$687,529
Senior Executive	2013	$255,000	—	$117,585	$49,100	$29,047	$37,148	$487,880
Vice President, Chief Administrative & Financial Officer	2012	$255,000	—	$49,970	$50,050	$63,900	$44,284	$463,204

Kevin L. Santacroce	2014	$260,000	—	$130,190	$51,350	$142,192	$30,769	$614,501
Executive Vice	2013	$235,000	—	$109,485	$41,150	—	$24,650	$410,285
President & Chief Lending Officer	2012	$235,000	—	$41,645	$41,950	$59,743	$29,268	$407,606

James J. Manseau	2014	$260,000	—	$130,190	$51,350	$66,350	$32,737	$540,627
Executive Vice	2013	$235,000	—	$109,485	$41,150	$11,938	$26,359	$423,932
President & Chief Retail Banking Officer	2012	$235,000	—	$41,645	$41,950	$28,973	$32,116	$379,684

John M. McCaffery(6)	2014	$250,000	—	$74,800	$49,400	$10,177	$22,225	$406,602
Executive Vice
President & Treasurer

(1)                      Includes voluntary salary deferrals under Bridge Bancorp’s 401(k) Plan.

(2)                      The amounts shown reflect the grant date fair value of restricted stock awards, computed in accordance with FASB ASC Topic 718.

(3)                      The amounts represent cash awards under the short term incentive plan.

(4)                      Based on the same assumptions used for financial reporting purposes under generally accepted accounting principles for 2014, 2013, and 2012, respectively.  Reflects change in present value of accumulated benefits under the Pension and SERP for each NEO except Mr. Santacroce, Mr. Manseau and Mr. McCaffery, which reflects change in Pension Value only. The increase in pension value and nonqualified deferral compensation earnings are primarily attributable to a decrease in the discount rate from 4.9% in 2013 to 3.9% in 2014 and changes in mortality tables in 2014.

(5)                      Details of the amounts reported in the “All Other Compensation” column for 2014 are provided in the table below.

(6)                      John M. McCaffery first became a Named Executive Officer in 2014.

	Itemization of All Other Compensation
	of Summary Compensation Table For 2014
			Dividends on
	401(k)		Restricted		Directors
	Contribution		Stock	Auto	Fees	Total

Kevin M. O’Connor	$9,100		$38,964	$5,414	$8,500	$61,978

Howard H. Nolan	$9,100		$19,053	$7,676	$8,500	$44,329

Kevin L. Santacroce	$9,100		$17,338	$4,331	$0	$30,769

James J. Manseau	$9,100		$17,407	$6,230	$0	$32,737

John M. McCaffery	$16,028	(1)	$6,620	$6,505	$0	$29,153

(1)                     Mr. McCaffery’s employer 401(k) contribution includes a discretionary profit sharing contribution of $6,928.

EMPLOYMENT AGREEMENTS

Kevin M. O’Connor

The term of the employment agreement with Mr. O’Connor, President and Chief Executive Officer, and a Director of Bridge Bancorp and the Bridgehampton Bank, is two-years, renewing daily, so that the remaining term is twenty-four months, unless notice of non-renewal is provided to the executive.  If his employment is terminated, his service on the Boards also terminates. Base salary is reviewed annually and can be increased but not decreased.  If Mr. O’Connor voluntarily terminates his employment, or his employment is terminated for cause, no benefits are provided under the agreement.  In the event (i) of the executive’s involuntary termination for any reason other than disability, death, retirement or termination for cause, or (ii) the executive’s resignation upon the occurrence of certain events constituting “constructive termination,” including a reduction in the executive’s duties, responsibilities or pay, the executive would be entitled to a severance benefit equal to a cash lump sum payment equal to twenty-four months base salary and the continuation of insurance coverage for twenty-four months.

In the event of a Change in Control, regardless of whether the executive’s employment terminates, Mr. O’Connor is entitled to a severance benefit equal to:

•                  Three times his taxable income for the calendar year preceding the change in control;

•                  Insurance coverage for three years following a termination of employment; and

•                  Reimbursement for any excise taxes due on such payments and for the taxes due on such reimbursement.

Except in the event of a change in control, following termination of employment Mr. O’Connor is subject to non-compete restrictions.

Howard H. Nolan

Mr. Nolan serves as Senior Executive Vice President, Chief Administrative and Financial Officer of the Bridgehampton Bank and Bridge Bancorp, and serves on the Board of Directors of the Bridgehampton Bank and Bridge Bancorp.  Mr. Nolan entered into a new employment agreement with Bridge Bancorp and the Bridgehampton Bank on June 25, 2012.  The term of the employment agreement is thirty-six months (three years from June 25, 2012).  Base salary is reviewed annually (with the first review performed in January 2013) and can be increased but not decreased.

If Mr. Nolan voluntarily terminates his employment without “good reason,” or his employment is terminated for cause, no benefits are provided under the agreement.

In the event (i) of the executive’s involuntary termination for any reason other than disability, death, retirement or termination for cause, or (ii) the executive’s resignation upon the occurrence of certain events constituting “good reason,” including a reduction in the executive’s duties, responsibilities or pay, the executive would be entitled to a severance benefit equal to a cash lump sum payment equal to twenty-four months base salary and the continuation of insurance coverage for twenty-four months.

In the event (i) of the executive’s involuntary termination for any reason other than cause, or (ii) the executive’s resignation upon the occurrence of certain events constituting “good reason,” including a reduction in the executive’s duties, responsibilities or pay, within one year following a change in control, the executive would be entitled to a severance benefit equal to a cash lump sum payment equal to:

•                  Three times his annual compensation for the calendar year preceding the change in control; and

•                  Continued health and medical insurance coverage for up to three years.

Except in the event of a change in control, following termination of employment Mr. Nolan is subject to non-compete restrictions.

CHANGE IN CONTROL AGREEMENTS

Kevin L. Santacroce, James J. Manseau and John M. McCaffery

Bridge Bancorp and the Bridgehampton Bank entered into change in control agreements with Messrs. Santacroce, Manseau and McCaffery which provide that upon an involuntary termination of employment for any reason other than cause, or the executive’s termination of employment for “good reason” (as such term is defined in the agreements) following a change in control and during the term of the agreement, the executive, as applicable, will be entitled to a severance benefit equal to:

•          3 times his annual compensation for the calendar year preceding the year of the change in control; and

•          Continued insurance coverage for three years.

The amount of payments will be reduced, if necessary, to an amount that is $1.00 less than the amount that would otherwise be an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended.

The following table sets forth certain information pertaining to grants of Plan Based Awards to the NEOs during 2014.

GRANTS OF PLAN BASED AWARDS

					All other stock
					awards:
		Estimated Possible Payouts Under Non-Equity			number of	Grant date fair
		Incentive Plan Awards (1)			shares or	value of stock
Name	Grant Date	Threshold	Target	Maximum	units(2)	awards(3)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
K. O’Connor	01/28/14	$55,000	$110,000	$165,000
	01/28/14				4,127	$105,000
	01/28/14				8,000	$203,520

H. Nolan	01/28/14	$25,900	$51,800	$77,000
	01/28/14				1,930	$49,100
	01/28/14				3,500	$89,040

K. Santacroce	01/28/14	$22,100	$44,200	$65,000
	01/28/14				1,618	$41,150
	01/28/14				3,500	$89,040
				,
J. Manseau	01/28/14	$22,100	$44,200	$65,000
	01/28/14				1,618	$41,150
	01/28/14				3,500	$89,040

J. McCaffery	01/28/14	$21,250	$42,500	$62,500
	01/28/14				440	$11,200
	01/28/14				2,500	$63,600

(1)                     Amounts shown in column (c) reflect the minimum cash payout level under Bridge Bancorp’s Short-Term Incentive Plan which is 50% of the target amount shown in column (d).  The amount shown in column (e) is 150% of such target amount.  These amounts are based on the individual’s 2014 salary and position and represent 50% of the total short term incentive plan award. The remaining 50% are paid out in restricted stock, which vests over five years with one third in each of years 3 through 5.

(2)                     The amounts shown in column (f) reflect the number of shares of restricted stock granted to the NEO pursuant to Bridge Bancorp’s 2012 Stock-Based Incentive Plan in 2014, based on 2013 performance. The restricted shares include awards granted associated with the 2013 short term incentive plan and a long term discretionary award.

(3)                     The amounts included in column (g) reflect the full grant date fair value of the restricted stock awards calculated in accordance with FASB ASC No. 718.

The following table sets forth information regarding the value realized by our NEOs on option exercises and stock awards vested during the year ended December 31, 2014.

OPTIONS EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares acquired on exercise	Value realized on exercise	Number of Shares acquired on vesting	Value Realized on vesting
K. O’Connor	—	—	7,349	$184,015
H. Nolan	—	—	3,508	$88,034
K. Santacroce	—	—	2,366	$59,686
J. Manseau	—	—	2,251	$56,822
J. McCaffery	—	—	115	$2,935

The following table sets forth information pertaining to outstanding equity awards held by the NEOs as of December 31, 2014.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards					Stock Awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested		Market Value of shares or units of stock that have not vested(1)
K. O’Connor	—	—	—	—	1,604	(2)	$42,907
					4,000	(3)	$107,000
					2,493	(4)	$66,688
					7,000	(5)	$187,250
					5,044	(6)	$134,927
					5,154	(7)	$137,870
					6,750	(8)	$180,563
					4,127	(9)	$110,397
					8,000	(10)	$214,000

H. Nolan	75	—	$30.60	1/21/2015	957	(2)	$25,600
	5,333	—	$25.25	11/27/2016	2,000	(3)	$53,500
					1,254	(4)	$33,545
					3,500	(5)	$93,625
					2,537	(6)	$67,865
					2,409	(7)	$64,441
					3,250	(8)	$86,938
					1,930	(9)	$51,628
					3,500	(10)	$93,625

K. Santacroce	188	—	$30.60	1/21/2015	535	(2)	$14,311
	4,000	—	$25.25	11/27/2016	2,000	(3)	$53,500
					997	(4)	$26,670
					3,500	(5)	$93,625
					2,114	(6)	$56,550
					2,019	(7)	$54,008
					3,250	(8)	$86,938
					1,618	(9)	$43,282
					3,500	(10)	$93,625

J. Manseau	—	—	—	—	595	(2)	$15,916
					2,000	(3)	$53,500
					997	(4)	$26,670
					3,500	(5)	$93,625
					2,114	(6)	$56,550
					2,019	(7)	$54,008
					3,250	(8)	$86,938
					1,618	(9)	$43,282
					3,500	(10)	$93,625

J. McCaffery	—	—	—	—	2,500	(6)	$66,875
					2,000	(8)	$53,500
					440	(9)	$11,770
					2,500	(10)	$66,875
					462	(11)	$12,359

(1)                     Amounts based on closing price of our Common Stock as of December 31, 2014 ($26.75), as reported on the NASDAQ.

(2)                     Vests over five years; one third in each year commencing in 2013 through 2015.

(3)                     Vests over seven years; one third in each year commencing in 2016 through 2018.

(4)                     Vests over five years; one third in each year commencing in 2014 through 2016.

(5)                     Vests over seven years; one third in each year commencing in 2017 through 2019.

(6)                     Vests over five years; one third in each year commencing in 2015 through 2017.

(7)                     Vests over five years; one third in each year commencing in 2016 through 2018.

(8)                     Vests over seven years; one third in each year commencing in 2018 through 2020.

(9)                     Vests over five years; one third in each year commencing in 2017 through 2019.

(10)              Vests over seven years; one third in each year commencing in 2019 through 2021.

(11)              Vests over five years; one fifth in each year commencing in 2014 through 2018.

The following table sets forth certain information pertaining to the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each such NEO, under the Pension Plan and the Supplemental Executive Retirement Plan.  The amounts reflected have been determined using interest rate and mortality rate assumptions consistent with those used in Bridge Bancorp’s financial statements.

PENSION BENEFITS

Name	Plan Name	Number of years credited service	Present value of accumulated benefit	Payments during Last Fiscal Year
K. O’Connor	Bridgehampton National Bank Pension Plan	6.17	$179,356	—
	Supplemental Executive Retirement Plan	6.17	$350,657	—
H. Nolan	Bridgehampton National Bank Pension Plan	7.50	$234,789	—
	Supplemental Executive Retirement Plan	7.50	$189,317	—
K. Santacroce	Bridgehampton National Bank Pension Plan	17.25	$397,072	—
J. Manseau	Bridgehampton National Bank Pension Plan	5.75	$163,155	—
J. McCaffery	Bridgehampton National Bank Pension Plan	1.92	$19,625	—

As previously disclosed, the Bridgehampton Bank maintains a SERP for the benefit of Messrs. O’Connor and Nolan. Balances in the defined contribution component of the SERP are credited with earnings each year in the same percentages as the participant’s account earned under the Bridgehampton Bank’s 401(k) Plan.

Payments under both the defined contribution and defined benefit pension plan component of the SERP begin six months after the participant separates from service with the Bridgehampton Bank.  In the event of a change in control of the Bridgehampton Bank, the SERP will be terminated and amounts will be paid to participants in a single lump sum payment on the date of the change in control.

The vested balances under the defined benefit pension plan component of the SERP are included in the Pension Benefits table (above).  The following table shows, as of December 31, 2014, Bank contributions and earnings, and the aggregate vested account balances of Messrs. O’Connor and Nolan under the defined contribution component of the SERP.  Aggregate earnings in this table have not been reported in the Summary Compensation Table, respectively, as they are not “preferential” or “above market” as defined in SEC regulations.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
K. O’Connor	—	$18,212	$2,847	—	$102,742
H. Nolan	—	$6,699	$2,503	—	$49,718

POTENTIAL PAYMENT UPON TERMINATION OR A CHANGE IN CONTROL

Under the terms of their employment and change in control agreements, the NEOs are entitled to certain payments upon a termination of employment, including a termination of employment following a change in control. Additionally, the vesting of options and stock awards may accelerate upon a termination of employment or upon a change in control. Set forth below is information as of December 31, 2014, regarding potential payments to the NEOs following a termination of employment.

In addition, the NEOs are entitled to certain retirement benefits under plans maintained by the Bridgehampton Bank or Bridge Bancorp that are not conditioned on a termination of employment or a change in control of the Bridgehampton Bank or Bridge Bancorp. Messrs. O’Connor and Nolan are participants in the SERP described in the Nonqualified Deferred Compensation section of this proxy. Details regarding their vested benefits in the SERP are disclosed in the Pension Benefits table and the Nonqualified Deferred Compensation table of this proxy.

Name	Involuntary Termination		Involuntary Termination after Change in Control		Disability		Death
K. O’Connor
Stock Based Incentive Plans	—		$1,181,602	(1)	$1,181,602	(1)	$1,181,602	(1)
Employment Agreement	$911,956	(2)	$3,665,777	(3)	$911,884	(4)	—

H. Nolan
Stock Based Incentive Plans	—		$570,767	(1)	$570,767	(1)	$570,767	(1)
Employment Agreement	$593,156	(2)	$1,377,765	(3)	$591,884	(4)	—

K. Santacroce
Stock Based Incentive Plans	—		$522,509	(1)	$522,509	(1)	$522,509	(1)
Change in Control Agreement			$691,738	(3)

J. Manseau
Stock Based Incentive Plans	—		$524,114	(1)	$524,114	(1)	$524,114	(1)
Change in Control Agreement			$675,555	(3)

J. McCaffery
Stock Based Incentive Plans	—		$211,379	(1)	$211,379	(1)	$211,379	(1)
Change in Control Agreement			$532,077	(3)

(1)         This amount represents the value of unvested restricted stock awards that become fully vested upon death, disability, change in control of the Bridgehampton Bank or Company, or retirement following the attainment of age 65.

(2)         This amount represents the sum of (i) two times base salary, and (ii) Bank contributions for continued health and medical coverage for 24 months. Amounts payable by the Bridgehampton Bank on an event of termination or a voluntary resignation are subject to a one year non-compete restriction and the executive’s agreement not to disclose any confidential information.

(3)         In the event of a change in control, Messrs. O’Connor and Nolan are entitled to receive a lump sum payment equal to three times the executive’s annual compensation for the year immediately preceding the year of the change in control. The amount includes the value of the employer cost for continued health care coverage for a period of 36 months, and for Mr. O’Connor an excise tax indemnification payment of approximately $1,400,000. Messrs. Santacroce, Manseau and McCaffery are entitled to 3 times the executive’s annual compensation for the taxable year immediately preceding the year of the change in control and continued insurance coverage for 36 months. Messrs. Santacroce’s, Manseau’s and McCaffery’s cash severance is cut-back pursuant to the limitation under Section 280G of the Internal Revenue Code.

(4)         In the event of disability, Messrs. O’Connor and Nolan will receive their after-tax base salary and continued health and medical coverage for 2 years, less amounts payable under any disability programs. This amount represents the total payments and benefits that Messrs. O’Connor and Nolan would receive for such 2-year period, without reduction for taxes or amounts payable under any disability programs.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.  The officers and directors of Bridge Bancorp and beneficial owners of greater than 10% of our shares of common stock (“10% beneficial owners”) are required to file reports on Forms 3, 4 and 5 with the SEC disclosing beneficial ownership and changes in beneficial ownership.  SEC rules require disclosure in our Proxy Statement and Annual Report on Form 10-K of the failure of an officer, director or 10% beneficial owner of the shares of common stock to file a Form 3, 4 or 5 on a timely basis.  Based on our review of such ownership reports for the year ended December 31, 2014, Messrs. Manseau, Massoul, Nolan, Santacroce and Tobin and Ms. Hefter each had one late Form 4 filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Sarbanes-Oxley Act of 2002 allows for loans made by the Bridgehampton Bank, as an FDIC insured institution, to our executive officers and directors in compliance with federal banking regulations.  Federal banking regulations allow for loans made to executive officers or directors under a benefit program maintained by the Bridgehampton Bank that is generally available to all other employees and that does not give preference to any executive officer or director over any other employee. The Bank offers its employees interest rate discounts of up to 100 basis points, based on years of service, for residential mortgage loans on their primary residence. Except for this interest rate discount with respect to loans to executive officers, loans to our directors and executive officers (and their immediate family members and companies in which they are principal owners), are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to, and do not involve more than the normal risk of collectability or present other unfavorable features.

During the year ended December 31, 2014, the Bridgehampton Bank had loans to one executive officers, Howard H. Nolan, SEVP, CAO & CFO with the interest rate discount under the program available to all employees. The loans were residential mortgage loans on their primary residences and; (i) the largest aggregate balance outstanding over the disclosure period was $329,543; (ii) the interest rate on the loans was 3.4%; (iii) principal balance at December 31, 2014 was $322,789; and (iv) principal and interest paid during the year ended December 31, 2014 was $6,754 and $11,018.  The Board (excluding any director involved in the transaction) reviews and approves all transactions between Bridge Bancorp or the Bridgehampton Bank and any director or executive officer that would require proxy statement disclosure pursuant to Item 404(a).

DIRECTOR COMPENSATION

Cash Compensation Paid to Board Members

All of the members of the Board of Directors of Bridge Bancorp also serve on the Board of the Bridgehampton Bank.  For 2014, each outside (non-employee) Director received an annual fee of $17,500 from the Bridgehampton Bank.  The Chairperson of the Board of Directors receives an additional annual fee of $5,000.  The Vice Chairperson of the Board of Directors, the Chairperson of the Audit Committee, and the Chairperson of the Compensation Committee receive an additional annual fee of $2,500.  All Directors are compensated $500 for each Board meeting.  Outside Directors who are members of Board Committees are compensated $500 per meeting attended.  Effective July 1, 2014, the annual retainer for each director was increased by $12,000 payable in cash at $1,000 per month.

Equity Awards Program

In addition, each non-employee director received a $5,000 annual retainer in the form of restricted stock units.

Deferred Compensation Plan

The Directors Deferred Compensation Plan, effective April 1, 2009, is a nonqualified deferred compensation plan, which allows a Director to defer his or her annual retainer earned from May 1 to April 30 (the “Plan Year”) and to have such amounts invested in restricted stock units.  The value of a restricted stock unit will be determined based on the fair market value of a share of Common Stock, with fair market value determined based on the trailing 10-day average.  Directors who elect to defer will be deemed to defer their annual retainer as of the first day of each Plan Year, or May 1.  With respect to each Plan Year’s deferral, a Director will vest pro-rata during such Plan Year and will become fully vested after twelve months of service, except a Director will be fully vested upon disability, death or retirement.  All deferrals will be credited to a Director’s account as restricted stock units and distributions from the Plan will be made in shares of Common Stock.  The restricted stock units do not have any voting rights.  There are no preferential earnings on amounts deferred.  Dividends will be paid on restricted stock units, in the same amount as dividends paid on the Common Stock, and will accrue as additional restricted stock units.  At the time a Director elects to make a deferral election, he or she will also elect the time that the amounts credited to his or her account will be distributed and whether such amounts will be paid in a lump sum or installments.  Such payment shall be made at the time elected by the Director, which shall be the earlier of the Director’s cessation of service, a change in control of Bridge Bancorp or a specified date.

Director Summary Compensation Table

The following table sets forth information pertaining to the compensation paid by Bridge Bancorp to non-employee Directors for the fiscal year ended December 31, 2014:

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($)	Total ($)
Marcia Z. Hefter(3)	$51,700	$5,000	$56,700
Dennis A. Suskind(3)	$40,900	$5,000	$45,900
Emanuel Arturi	$41,000	$5,000	$46,000
Charles I. Massoud(3)	$44,500	$5,000	$49,500
Albert E. McCoy, Jr.	$44,700	$5,000	$49,700
Rudolph J. Santoro	$44,500	$5,000	$49,500
Thomas J. Tobin	$42,125	$5,000	$47,125
Raymond A. Nielsen	$47,000	$5,000	$52,000
Antonia M. Donohue(4)	$13,292	$2,083	$15,375

(1)           Kevin M. O’Connor, Bridge Bancorp’s President and CEO, and Howard H. Nolan, Bridge Bancorp’s Senior Executive Vice President and CAO, are not included in this table as they are Named Executive Officers of Bridge Bancorp.  The director fees received by Messrs. O’Connor and Nolan are shown in the Summary Compensation Table.

(2)           Directors Suskind, Arturi, McCoy, Jr., Santoro, Donohue and Nielsen elected to receive their annual fee in the form of deferred restricted stock units (“RSUs”) pursuant to the Directors Deferred Compensation Plan.

(3)           Option awards are outstanding to the Directors in the following amounts:  Marcia Z. Hefter, Dennis A. Suskind and Charles I. Massoud each have options to purchase 75 shares, and Director Tobin has options to purchase 2,884 shares.

(4)           Ms. Donohue resigned from the Board on June 2, 2014.

PROPOSAL V — ADVISORY NON-BINDING VOTE TO APPROVE EXECUTIVE COMPENSATION

The Board believes that the Company’s compensation programs and policies are centered on a pay for performance culture and are strongly aligned with the long-term interests of shareholders.

We are asking shareholders to vote in an advisory, non-binding manner to approve the compensation paid to our Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K (including the Compensation Discussion and Analysis, compensation tables and accompanying narrative discussion).  Item 402 of Regulation S-K is the SEC regulation that sets forth the disclosure companies must include in their proxy statement as to executive compensation.  At the 2011 Annual Meeting of Shareholders, the Board of Directors recommended, and the shareholders approved, a non-binding vote in favor of holding an annual advisory vote on executive compensation.  As a result, the Board of Directors determined that the Company will hold an annual advisory vote to approve executive compensation.

This proposal, commonly known as a “Say on Pay” proposal, gives you as a shareholder the opportunity to vote on our executive pay program.  The Board of Directors is requesting shareholders to cast a non-binding advisory vote on the following resolution:

“Resolved, that the compensation paid to the Company’s Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”

Because this vote is advisory, it will not be binding upon the Board.  However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL VI - RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Crowe Horwath LLP (“Crowe Horwath”) was the Independent Registered Public Accounting Firm of the Company for the year ended December 31, 2014, and has been selected to serve as the Company’s Independent Registered Public Accounting Firm for 2015.  Representatives of Crowe Horwath are expected to be present at the Annual Meeting.  They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from shareholders.

Shareholder ratification of the selection of Crowe Horwath is not required by the Company’s bylaws or otherwise.  However, the Board is submitting the selection of the Independent Registered Public Accounting Firm to the shareholders for ratification as a matter of good corporate practice.  If the shareholders fail to ratify the selection of Crowe Horwath, the Audit Committee will reconsider whether or not to retain that firm.  Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different Independent Registered Public Accounting Firm at any time during the year if it determines that such change is in the best interests of the Company and its shareholders.

Fees Paid To Crowe Horwath LLP

The following table presents fees for professional audit services rendered by Crowe Horwath for the audit of our annual financial statements and other professional services provided for the years ended December 31, 2014 and 2013.

Type of Fees	2014	2013

Audit Fees (1)	$270,000	$209,500
Audit Related Fees (2)	16,500	68,500
Tax Fees (3)	—	—
All Other Fees (4)	—	—

Total Fees	$286,500	$278,000

(1)         Audit fees for 2014 and 2013 consist of professional services rendered for the annual audit of our financial statements and audit of internal controls over financial reporting, along with the review of financial statements included in our quarterly reports.

(2)         Audit-related fees for 2014 consist of consent procedures associated with the registration statement filed with the SEC on Form S-3 and Form S-4. Audit-related fees for 2013 consist of fees paid to Crowe Horwath LLP for procedures relating to our registration statements associated with our acquisition of FNBNY.

(3)         Crowe Horwath did not provide any services to the Company relating to tax compliance, tax advice and tax planning during the fiscal years ended December 31, 2014 and 2013.

(4)         Crowe Horwath did not provide any other services to the Company during the fiscal years ended December 31, 2014 and 2013.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee has adopted policies and procedures for the pre-approval of the above fees. All requests for services to be provided by Crowe Horwath are submitted to the director of internal audit, who subsequently requests pre-approval from the Audit Committee Chairperson. A schedule of approved services is then reviewed and approved by the entire Audit Committee at the next Audit Committee meeting.

In order to ratify the selection of Crowe Horwath as the Company’s Independent Registered Public Accounting Firm for the 2015 fiscal year, the proposal must receive the affirmative vote of at least a majority of the votes cast at the Annual Meeting, either in person or by proxy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF CROWE HORWATH LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

CNB SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place

CNB is mailing this joint proxy statement/prospectus to you as a CNB shareholder on or about April 6, 2015.  With this document, CNB is sending you a notice of the CNB special meeting of shareholders and a form of proxy that is solicited by the CNB board of directors.  The special meeting will be held be held at 400 Broadhollow Road, Suite 305, Melville, New York 11747, on Thursday, May 7, 2015, at 10:00 a.m. local time.

Matters to be Considered

CNB Merger Proposal.  The purpose of the special meeting of CNB shareholders is to vote on the approval of the merger agreement by which CNB will be merged with and into Bridgehampton Bank.

CNB Adjournment Proposal.  You are also being asked to vote upon a proposal to adjourn or postpone the special meeting of shareholders, if necessary or appropriate, including adjournments or postponements to permit further solicitation of proxies in favor of the approval of the merger agreement.

The CNB board of directors knows of no additional matters that will be presented for consideration at the special meeting.

Shares Held in Street Name

If you are a CNB shareholder and your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in “street name” by returning a proxy card directly to CNB or by voting in person at the CNB special meeting unless you obtain a “legal proxy” from your broker, bank or other nominee. Furthermore, brokers, banks or other nominees who hold shares of CNB common stock on behalf of their customers will not vote your shares of CNB common stock or give a proxy to CNB to vote those shares with respect to any of the proposals without specific instructions from you, as brokers, banks and other nominees do not have discretionary voting power on these matters.

Proxy Card, Revocation of Proxy

You should vote by completing and returning the proxy card accompanying this joint proxy statement/prospectus to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend.  If your shares are not held in “street name” you can revoke your proxy at any time before the vote is taken at the special meeting by:

•                  submitting written notice of revocation to Joseph Lavelle, Corporate Secretary of CNB;

•                  submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•                  voting in person at the special meeting of shareholders.  However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in “street name,” you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card.  If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the foregoing proposals.  The board of directors of CNB is presently unaware of any other matter that may be presented for action at the special meeting of shareholders.  If any other matter does properly come before the special meeting, the board of directors of CNB intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by CNB. In addition to soliciting proxies by mail, Laurel Hill Advisory Group, LLC, a proxy solicitation firm, will assist CNB in soliciting proxies for the special meeting.  CNB will pay $6,000, plus expenses, for these services.  CNB will, upon request, reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock.  In addition to solicitations by mail, CNB’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on March 20, 2015 has been fixed as the record date for determining the CNB shareholders entitled to receive notice of and to vote at the special meeting of shareholders.  At that time, 6,866,181 shares of CNB common stock were outstanding and were held by approximately 147 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The holders of a majority of the shares of CNB common stock outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting.  Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present and have the effect of votes cast against the merger agreement.

CNB Merger Proposal.  Approval of the CNB merger proposal will require the affirmative vote of holders of two-thirds of the issued and outstanding shares of CNB common stock.  Abstentions and broker non-votes will have the same effect as shares voted against the proposal.

CNB Adjournment Proposal. Approval of the CNB adjournment proposal will require the affirmative vote of a majority of the votes cast on the proposal.  Abstentions and broker non-votes will not affect whether the CNB adjournment proposal is approved.

Recommendation of the Board of Directors

The CNB board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement.  The board of directors of CNB believes that the merger agreement is fair to CNB shareholders and is in the best interest of CNB and its shareholders and recommends that you vote “FOR” the adoption of the merger agreement.  See “The Merger and the Merger Agreement—Recommendation of the CNB Board of Directors and Reasons for the Merger.”  CNB’s board of directors also unanimously recommends that CNB shareholders vote “FOR” the CNB adjournment proposal.

Attending the CNB Special Meeting

If you hold your shares of CNB common stock in your name as a shareholder of record and you wish to attend the CNB special meeting and vote in person, please bring your proxy card to the CNB special meeting. You should also bring valid picture identification.

If your shares of CNB common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the CNB special meeting, you need to bring a copy of a bank or brokerage statement to the CNB special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.

Holders of CNB Common Stock Have Dissenters’ Rights

The holders of CNB common stock are entitled to dissent from approval of the merger agreement and to receive the fair value of their shares if the merger is consummated provided they follow certain procedures.  These procedures are described on page 129 in the section “The Merger and the Merger Agreement—Dissenters’ Rights” and set forth in Appendix E hereto.

Assistance

If you need assistance in completing your proxy card, have questions regarding CNB’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Jay McConie, Executive Vice President and Chief Financial Officer at (516) 498-9111, or CNB’s proxy solicitor, Laurel Hill Advisory Group, LLC, at the following address: 2 Robbins Lane, Suite 201, Jericho, New York 11753, or toll-free phone number: (888) 742-1305.

CNB PROPOSALS

Proposal No. 1 CNB Merger Proposal

CNB is asking its shareholders to approve the merger agreement and the transactions contemplated thereby. Holders of CNB common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the CNB board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interests of CNB and the shareholders of CNB. See “The Merger and the Merger Agreement—Recommendation of the CNB Board of Directors and Reasons for the Merger” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the CNB board of director’s recommendation.

THE CNB BOARD RECOMMENDS A VOTE “FOR” THE CNB MERGER PROPOSAL.

Proposal No. 2 CNB Adjournment Proposal

The CNB special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CNB special meeting to adopt the CNB merger proposal.

If, at the CNB special meeting, the number of shares of CNB common stock present or represented and voting in favor of the CNB merger proposal is insufficient to adopt the CNB merger proposal, CNB intends to move to adjourn the CNB special meeting in order to enable the CNB board to solicit additional proxies for approval of the merger. In that event, CNB will ask its shareholders to vote upon the CNB adjournment proposal, but not the CNB merger proposal.

In this proposal, CNB is asking its shareholders to authorize the holder of any proxy solicited by the CNB board on a discretionary basis to vote in favor of adjourning the CNB special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from CNB shareholders who have previously voted.

THE CNB BOARD RECOMMENDS A VOTE “FOR” THE CNB ADJOURNMENT PROPOSAL.

INFORMATION ABOUT BRIDGE BANCORP, INC.

Bridge Bancorp is a bank holding company engaged in commercial banking and financial services through its wholly owned subsidiary, Bridgehampton Bank.  Established in 1910, and headquartered in Bridgehampton, New York, Bridgehampton Bank, with assets of approximately $2.29 billion, total deposits of approximately $1.83 billion and stockholders’ equity of approximately $175 million as of December 31, 2014, has a primary market area of Suffolk and Southern Nassau Counties, Long Island, operates 29 retail branch locations and two loan production offices (one in Manhattan and one in Riverhead, New York). Through this branch network and its electronic delivery channels, Bridgehampton Bank provides deposit and loan products and financial services to local businesses, consumers and municipalities.  Title insurance services are offered through Bridgehampton Bank’s wholly owned subsidiary, Bridge Abstract.  Bridge Financial Services, Inc., a wholly owned subsidiary of Bridgehampton Bank, offers financial planning and investment consultation. The principal executive office of Bridge Bancorp is located at 2200 Montauk Highway, Bridgehampton, New York 11932 and the telephone number is (631) 537-1000.

Bridge Bancorp common stock trades on the Nasdaq Global Select Market under the symbol “BDGE”.

Additional information about Bridge Bancorp and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT COMMUNITY NATIONAL BANK

Founded in 2005, CNB is a national bank regulated by the Office of the Comptroller of the Currency.  CNB engages in general commercial banking business from its main office in Great Neck, New York, eight branch offices located in Nassau and western Suffolk counties on Long Island, one branch office in Manhattan, New York City and one branch office in Queens, New York City.  CNB provides its customers with a variety of banking services such as transactional deposit accounts, time deposit accounts, consumer and business loans and merchant bank card services.

CNB primarily conducts its business in and around the New York City — Long Island metropolitan area, including northern New Jersey.  This area contains a mix of commercial and residential loan opportunities.  As a locally-owned and community-oriented bank, CNB focuses on developing extensive loan and deposit relationships with owner-operated businesses, professionals and individuals.  CNB is able to develop these relationships by employing experienced local professionals to originate loans and deposits, call on customers, and manage its eleven convenient locations.  CNB provides its customers with state of the art technology, such as its desk top banker product, to provide convenience and efficiency to their businesses.  CNB believes that business owners, professionals and individuals want to know and interact with their banker and prefer that decisions made on their respective loan requests be made locally by officers that know their business and the surrounding communities.  CNB provides this service while maintaining strong asset quality through prudent underwriting standards.  CNB’s board of directors and senior management encourage its officers, directors and employees to be actively involved in civic and public organizations and activities in the community.  In addition to providing support to local charities and civic organizations, community participation assists CNB in meeting its obligations under the Community Reinvestment Act and provides CNB with increased name recognition among community and civic leaders.

Subject to lending policies and limitations established from time to time by CNB’s board of directors and to prevailing economic conditions, CNB provides the community with residential loans for one to four unit dwellings, housing rehabilitation loans, home improvement loans, small business loans, commercial and commercial real estate loans and consumer loans.

CNB’s earnings depend primarily on its net interest income, the difference between the income earned on its loans and investments and the interest paid on its deposits and other liabilities.  Among the factors affecting net interest income are the type, volume and quality of CNB’s assets, the type and volume of CNB’s deposits and the relative sensitivity of CNB’s interest-earning assets and interest-bearing liabilities to changes in market interest rates.

In addition, CNB’s income is affected by the fees it receives from other banking services, by gains and losses in its SBA lending and investment portfolio, by required provisions for loan losses and by the level of its operating expenses.  All aspects of CNB’s operations are affected by general market, economic and competitive conditions.

Effective as of January 1, 2015, CNB, as well as other national banks and State-chartered banks, became subject to new regulatory capital standards commonly known as Basel III.  Among other things, Basel III establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets in order to be considered adequately capitalized) and increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets in order to be considered adequately capitalized).  Banks will also be required to have a total capital ratio of 8% (unchanged from current rules) and a Tier 1 leverage ratio of 4% (unchanged from current rules) in order to be considered adequately capitalized.  Basel III also requires a bank to have a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements to be considered adequately capitalized. The “capital conservation buffer” requirement will be phased in beginning in January 1, 2016 at 0.625% of common equity Tier 1 capital to risk-weighted assets and would increase by that amount each year until fully implemented in January 2019 at 2.5% of common equity Tier 1 capital to risk-weighted assets.

As of December 31, 2014, CNB had approximately 118 full-time equivalent employees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Who CNB Is and How It Generates Income

The information in this report reflects the financial condition and results of operations of CNB. CNB’s results of operations are primarily dependent on its net interest income, which is mainly the difference between interest income on loans and investments and interest expense on deposits and borrowings. CNB also generates non-interest income, such as fee income on deposit accounts and net gains on sales of securities and loans and servicing income.  The level of its non-interest expenses, such as salaries and benefits, occupancy and equipment costs, other general and administrative expenses and income tax expense, further affects CNB’s net income. Certain reclassifications have been made to prior year amounts and the related discussion and analysis to conform to the current year presentation.  These reclassifications did not have an impact on net income or total stockholders’ equity.

Year and Quarterly Highlights

•                  Net income was $0.9 million and $0.13 per diluted share for the fourth quarter of 2014 compared to $0.9 million and $0.14 per diluted share for the fourth quarter of 2013. Net income for 2014 was $4.3 million and $0.63 per diluted share, compared to $3.0 million and $0.44 per diluted share in 2013.

•                  Returns on average assets and equity for 2014 were 0.49% and 5.73%, respectively.

•                  Net interest income increased to $30.7 million for 2014 compared to $26.5 million in 2013.

•                  Net interest margin was 3.62% for 2014 and 3.74% for 2013.

•                  Total assets were $950.7 million at December 31, 2014, an increase of $132.1 million or 16.1% from last year.

•                  Total loans held for investment were $761 million at December 31, 2014, an increase of 15.0% from December 31, 2013.

CRITICAL ACCOUNTING POLICIES

Note 1 of CNB’s Notes to The Financial Statements for the year ended December 31, 2014 contains a summary of our significant accounting policies.  Various elements of CNB’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. CNB’s policy with respect to the methodologies used to determine the allowance for loan losses is its most critical accounting policy. This policy is important to the presentation of CNB’s financial condition and results of operations, and it involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions and estimates could result in material differences in CNB’s results of operations or financial condition.

The following is a description of CNB’s critical accounting policy and an explanation of the methods and assumptions underlying its application.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is available to cover probable losses incurred in the loans held-for-investment portfolio. Loans held-for-investment, or portions thereof, deemed uncollectible are charged to the allowance for loan losses, while recoveries, if any, of amounts previously charged-off are added to the allowance.  Amounts are charged-off after giving consideration to such factors as the customer’s financial condition, underlying collateral values and guarantees, and general economic conditions.  The evaluation process for determining the adequacy of the allowance for loan losses and the periodic provisioning for estimated losses is undertaken on a quarterly basis, but may increase in frequency should conditions arise that would require CNB’s prompt attention. Conditions giving rise to such action are acquisitions or dispositions of large quantities of loans, dispositions of non-performing and marginally performing loans by bulk sale or any development which may indicate an adverse trend.  Recognition is also given to the changing risk profile resulting from customer performance, results of ongoing credit-quality monitoring processes and the cyclical nature of economic and business conditions.

The loan portfolio is categorized according to collateral type, loan purpose or borrower type (i.e., commercial, consumer).  The categories used include multifamily mortgages, residential one-to-four family mortgages, commercial mortgages, commercial and industrial, consumer, and construction and land.

Multifamily residential properties and commercial mortgages generally are larger than one-to-four family residential loans and involve a greater degree of risk.  Payments on these loans depend to a large degree on the results of operations and management of the properties or underlying businesses, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general.  Accordingly, the nature of commercial real estate loans makes them more difficult for management to monitor and evaluate.

Commercial and industrial lending generally involves greater risk than mortgage lending and involves risks that are different from those associated with residential and commercial real estate lending.  Real estate lending is generally considered to be collateral based, with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral is viewed as the primary source of repayment in the event of borrower default.  Although commercial and industrial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default is often an insufficient source of repayment because equipment and other business assets may be obsolete or of limited use, among other things.  Accordingly, the repayment of a commercial and industrial loan depends primarily on the creditworthiness of the borrower (and any guarantors), while liquidation of collateral is a secondary and often insufficient source of repayment.

Residential one-to-four family mortgages and home equity lines of credit have as collateral a borrower’s primary residence, second home or investment property.  The risk of loss on these loans would be due to collateral deficiencies due to market deterioration or location and condition of the property. The foreclosure process of a primary residence is usually the final course of action on these types of loans.  Given CNB’s underwriting criteria and the volume and balance of the loans as compared to collateral, the risk in this portfolio segment is less than that of the other segments.

Consumer loans generally have shorter terms and higher interest rates than one-to-four family mortgage loans.  In addition, consumer loans expand the products and services CNB offers to better meet the financial services needs of its customers.  Consumer loans generally involve greater credit risk than residential mortgage loans because of the difference in the underlying collateral.  Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage to, loss of, or depreciation in the underlying collateral.  The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment.  In addition, consumer loan collections depend on the borrower’s personal financial stability. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Construction and land loans are primarily collateralized by the acquired land and the constructed premises.  These loans require continuous attention and monitoring of the construction progress.  The repayment of these loans is contingent upon the borrower’s ability to complete and sell the constructed property or generate enough rental income to service the permanent debt.  As a result, the risk with these loans is that they are contingent upon future events whose probability at the time of origination is uncertain.  Therefore, these loans receive a higher risk rating than all other loan types.

The methodology employed for assessing the adequacy of the allowance consists of the following criteria:

•                  Establishment of reserve amounts for specifically identified criticized loans, including those designated as requiring special attention by CNB’s internal loan review program, or CNB’s regulatory examinations (specific-allowance method).

•                  An allocation to the remaining loans giving effect to historical losses experienced in each loan category, cyclical trends and current economic conditions which may impact inherent losses (loss experience factor method).

The initial allocation or specific-allowance method commences with loan officers and underwriters grading the quality of their loans on a risk classification scale ranging from 1 to 8. Loans identified as below investment grade are referred to CNB’s independent Loan Review Consultant (“LRC”) for further analysis and identification of those factors that may ultimately affect the full recovery or collectability of principal and/or interest.  These loans are subject to continuous review and monitoring while they remain in a criticized category.  Additionally, LRC is responsible for performing periodic reviews of the loan portfolio independent from the identification process employed by loan officers and underwriters.  Loans that fall into criticized categories are further evaluated for impairment. The portion of the allowance allocated to impaired loans is based on the most appropriate of the following measures: discounted cash flows from the loan using the loan’s effective interest rate, the fair value of the collateral for collateral dependent loans, or the observable market price of the impaired loan.

The remaining allocation applies a category specific loss experience factor to loans which have not been specifically reviewed for impairment, including smaller balance homogeneous loans that have been identified as residential and consumer. These category specific factors give recognition to CNB’s historical loss experience as well as economic factors.  These economic factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

These factors are reviewed on a quarterly basis with senior lenders to ensure that the factors applied to each loan category are reflective of trends or changes in the current business environment which may affect these categories.

Upon completion of both allocation processes, the specific and loss experience factor method allocations are combined, producing the allocation of the allowance for loan losses by loan category.  Other factors used to evaluate the adequacy of the allowance for loan losses include the amount and trend of criticized loans, results of regulatory examinations, peer group comparisons and economic data associated with the relevant markets, specifically the local real estate market.  Because many loans depend upon the sufficiency of collateral, any adverse trend in the relevant real estate markets could have a significant adverse effect on the quality of CNB’s loan portfolio.

For additional information regarding our allowance for loan losses, see Note 1 to the Financial Statements.

NET INCOME

Net income for 2014 totaled $4.3 million or $0.63 per diluted share while net income for 2013 totaled $3.0 million or $0.44 per diluted share, as compared to net income of $2.9 million, or $0.43 per diluted share for the year ended December 31, 2012.  Net income in 2014 increased $1.4 million or 45.9% compared to 2013 and net income for 2013 increased $0.1 million or 3.5% as compared to 2012. Significant trends for 2014 include: (i) a $4.2 million or 15.9% increase in net interest income; (ii) a $1.3 million decrease in the provision for loan losses; (iii) a $0.2 million or 5.3% increase in total non-interest income due to higher service charges on deposits; and (iv) a $3.1 million or 14.4% increase in total non-interest expenses including $0.6 million of merger related costs associated with Bridgehampton Bank’s acquisition of CNB.  The effective income tax rate was 41.1% for 2014 compared to 37.1% for 2013.

NET INTEREST INCOME

Net interest income, the primary contributor to earnings, represents the difference between income on interest earning assets and expenses on interest bearing liabilities.  Net interest income depends upon the volume of interest earning assets and interest bearing liabilities and the interest rates earned or paid on them.

The following table sets forth certain information relating to CNB’s average balance sheets and its statements of income for the years indicated and reflect the average yield on assets and average cost of liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown.  Average balances are derived from daily average balances and include nonaccrual loans.  The yields and costs include fees, which are considered adjustments to yields.  Interest on nonaccrual loans has been included only to the extent reflected in the statements of income.  For purposes of this table, the average balances for investments in debt and equity securities exclude unrealized appreciation/depreciation due to the application of FASB ASC 320, “Investments - Debt and Equity Securities.”

	2014			2013			2012
			Avg.			Avg.			Avg.
	Average		Yield/	Average		Yield/	Average		Yield/
Year Ended December 31,	Balance	Interest	Cost	Balance	Interest	Cost	Balance	Interest	Cost
(Dollars in thousands)
Interest earning assets:
Loans held-for-investment	$713,467	$32,476	4.55%	$575,806	$27,904	4.85%	$444,648	$22,953	5.16%
Securities	111,310	2,496	2.24	110,528	2,285	2.07	110,782	2,340	2.11
Money market investments	21,616	45	0.21	20,954	54	0.26	24,048	52	0.21
Total interest earning assets	846,393	35,017	4.14	707,288	30,243	4.28	579,478	25,345	4.37

Non-interest earning assets:
Cash and due from banks	9,157			10,538			8,077
Other assets	28,738			28,139			28,459
Total assets	$884,288			$745,965			$616,014

Interest bearing liabilities:
Savings, NOW & money market	336,101	1,233	0.37%	269,451	931	0.35%	202,450	903	0.45%
Certificates of deposit	220,097	2,743	1.25	182,922	2,370	1.30	185,302	2,922	1.58
Total deposits	556,198	3,976	0.71	452,373	3,301	0.73	387,752	3,825	0.99

Federal Home Loan
Bank Advances	40,133	373	0.93	42,632	482	1.13	29,929	570	1.90
Total interest bearing liabilities	596,331	4,349	0.73	495,005	3,783	0.76	417,681	4,395	1.05
Interest rate spread			3.41			3.52			3.32

Non-interest bearing liabilities:
Demand deposits	206,699			173,889			125,092
Other liabilities	6,135			4,990			3,486
Total liabilities	809,165			673,884			546,259

Stockholders’ equity	75,123			72,081			69,755

Total liabilities and stockholders’ equity	$884,288			$745,965			$616,014

Net interest income & net interest margin		$30,668	3.62%		$26,460	3.74%		$20,950	3.62%

RATE/VOLUME ANALYSIS

Net interest income can be analyzed in terms of the impact of changes in rates and volumes. The following table illustrates the extent to which changes in interest rates and in the volume of average interest earning assets and interest bearing liabilities have affected CNB’s interest income and interest expense during the periods indicated.  Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rates (changes in rates multiplied by prior volume); and (iii) the net changes.  For purposes of this table, changes that are not due solely to volume or rate changes have been allocated to these categories based on the respective percentage changes in average volume and rate.  Due to the numerous simultaneous volume and rate changes during the periods analyzed, it is not possible to precisely allocate changes between volume and rates. In addition, average earning assets include nonaccrual loans.

	2014 vs. 2013			2013 vs. 2012
	Change In			Change In
Years Ended December 31,	Average Volume	Average Rate	Net Interest Income	Average Volume	Average Rate	Net Interest Income
(In thousands)
Interest income from earning assets:
Loans held-for-investment	$6,461	$(1,889)	$4,572	$6,704	$(1,753)	$4,951
Securities	26	185	211	23	(78)	(55)
Money Market Investments	1	(10)	(9)	(7)	9	2
Total Interest Income	6,488	(1,714)	4,774	6,720	(1,822)	4,898
Interest expense on liabilities:
Savings, NOW & money market deposits	$244	$58	$302	$170	$(142)	$28
Certificates of deposit	466	(93)	373	(38)	(514)	(552)
Federal funds purchased and collateralized borrowing	(27)	(82)	(109)	192	(280)	(88)
Total Interest Expense	683	(117)	566	324	(936)	(612)
Net Change in Net Interest Income	$5,805	$(1,597)	$4,208	$6,396	$(886)	$5,510

The net interest margin declined to 3.62% in 2014 compared to 3.74% for the year ended December 31, 2013.  The decrease in 2014 was primarily the result of lower yields on new loan originations.  Total average interest earning assets in 2014 increased $139.1 million or 19.7% over 2013 levels, yielding 4.14% and the overall funding cost was 0.54%, including demand deposits.  The yield on interest earning assets decreased approximately 14 basis points while the cost of interest bearing liabilities decreased slightly by approximately 3 basis points during 2014 compared to 2013.  The increase in average total interest bearing deposits of $103.8 million and the increase in average demand deposits of $32.8 million funded a majority of the loan growth during 2014.  Average net loans grew $137.7 million or 23.9% to $713.5 million at December 31, 2014 when compared to December 31, 2013.

The net interest margin improved to 3.74% in 2013 compared to 3.62% for the year ended December 31, 2012.  The improvement in the margin was due to a 29 basis point decline in total interest bearing liabilities during 2013 as longer term certificate of deposit and Federal Home Loan Bank advances matured into similar terms at lower yields.  In addition, average demand deposits increased $48.8 million or 39% to $173.9 million at December 31, 2013 when compared to the same period in 2012.  The yield on interest earning assets decreased 9 basis points as new loans were originated at lower rates.

Net interest income was $30.7 million in 2014 compared to $26.5 million in 2013 and $21.0 million in 2012.  The increase in net interest income of $4.2 million or 15.9% as compared to 2013, and the increase in net interest income of $5.5 million or 26.3% in 2013 as compared to 2012, primarily resulted from increased volume of average total interest earning assets and a decrease in the cost of average total interest bearing liabilities being greater than the effect of the increase in volume of average total interest bearing liabilities and the decrease in yield on average total interest earning assets.

Average total interest earning assets grew by $139.1 million or 19.7% to $846.4 million in 2014 compared to $707.3 million in 2013.  During this period, the yield on average total interest earning assets decreased to 4.14% from 4.28%.  Average total interest earning assets grew by $127.8 million or 22.1% to $707.3 million in 2013 compared to $579.5 million in 2012.  During this period, the yield on average total interest earning assets decreased to 4.28% from 4.37%.

For the year ended December 31, 2014, average loans grew by $137.7 million or 23.9% to $713.5 million as compared to $575.8 million in 2013 and increased $131.2 million or 29.5% compared to $444.6 million in 2012.  Real estate mortgage loans and commercial loans primarily contributed to the growth. CNB remains committed to growing loans with prudent underwriting, sensible pricing and limited credit and extension risk.

For the year ended December 31, 2014, average securities increased by $0.8 million or 0.7% to $111.3 million as compared to $110.5 million in 2013 and decreased $0.3 million or 0.2% as compared to $110.8 million in 2012.  The securities portfolio is comprised of U.S Agency mortgage back securities and collateralized mortgage obligations and restricted stock in the Federal Home Loan Bank of New York (“FHLB”) and Federal Reserve Bank of New York (“FRB”).  The average securities portfolio as a percentage of average assets has declined from 17.98% in 2012 to 12.58% in 2014.  CNB has maintained a level securities portfolio over the past several years due to the historical low interest rate environment, increased pricing pressure and potential impact of unrealized losses on stockholders equity when interest rates raise in the future.

For the year ended December 31, 2014, average money market investments increased by $0.7 million or 3.2% to $21.6 million as compared to $20.9 million in 2013 and decreased $3.1 million or 12.9% as compared to $24.0 million in 2012.  The money market portfolio is mostly comprised of excess reserve balances held at the Federal Reserve Bank of New York (“FRB”).  These money market funds earned interest between 0.20% and 0.25%.  These excess funds were used for short-term liquidity purposes and to fund near term loan originations.

Average total interest bearing liabilities were $596.3 million in 2014 compared to $495.0 million in 2013 and $417.7 million in 2012.  CNB’s deposits grew in 2014 as a result of one new branch opening in 2013 and one in 2012, new commercial business relationships in new and existing markets and continued expansion of CNB’s municipal banking group.  During 2014, CNB was able to reduce interest rates on deposit products through prudent management of deposit pricing.  The reduction in deposit rates resulted in a decrease in the cost of interest bearing liabilities to 0.73% for 2014 compared to 0.76% for 2013 and 1.05% for 2012.  Since CNB’s interest bearing liabilities generally re-price or mature more quickly than its interest earning assets, an increase in short term interest rates initially results in a decrease in net interest income.  Additionally, the large percentages of deposits in money market accounts re-price at short term market rates, making the balance sheet more liability sensitive.

For the year ended December 31, 2014, average total deposits increased by $103.8 million or 23.0% to $556.2 million as compared to average total deposits of $452.4 million for the year ended December 31, 2013.  Components of this increase include an increase in average demand deposits for 2014 of $32.8 million or 18.8% to $206.7 million as compared to $173.9 million in average demand deposits for 2013 and increased by $48.8 million or 39.0% compared to $125.1 million in average demand deposits for 2012.  The average balances in savings, NOW and money market accounts increased $66.6 million or 24.7% to $336.1 million for the year ended December 31, 2014 compared to $269.5 million for the same period last year and increased $67.0 million or 33.1% over the 2012 amount of $202.5 million.  Average balances in certificates of deposit increased $37.2 million or 20.3% to $220.1 million for 2014 as compared to 2013 and decreased $2.4 million or 1.3% in 2013 as compared to 2012.  Average federal funds purchased and collateralized borrowings, which are mostly comprised of FHLB advances, decreased $2.5 million or 5.9% to $40.1 million for the year ended December 31, 2014 as compared to average balances for 2013 and increased $12.7 million or 42.4% to $42.6 million for the year ended December 31, 2013 as compared to average balances for the same period in 2012.

Total interest income increased to $35.0 million in 2014 from $30.2 million in 2013 and $25.3 million in 2012, an increase of 15.8% during 2014 from 2013 and a 19.3% increase during 2013 from 2012. The ratio of interest earning assets to interest bearing liabilities decreased to 141.9% in 2014 as compared to 142.9% in 2013 and increased from 138.7% in 2012. Interest income on loans increased $4.6 million in 2014 over 2013 and $4.9 million in 2013 over 2012 primarily due to growth in the loan portfolio.  The yield on average loans was 4.55% for 2014, 4.85% for 2013 and 5.16% for 2012.

Interest income on securities increased $0.2 million or 9.2% in 2014 to $2.5 million from $2.3 million in 2013 and was flat at $2.3 million when comparing 2013 to 2012.  Interest income on securities included net amortization of premiums on securities of $0.8 million in 2014 compared to net amortization of premiums on securities of $0.7 million in 2013 and net amortization of premiums on securities of $1.1 million in 2012.  The average yield on total securities increased to 2.24% in 2014 from 2.07% in 2013 and 2.11% in 2012.

Total interest expense increased $0.5 million to $4.3 million for the year ended December 31, 2014 as compared to $3.8 million for the year ended December 31, 2013.  The increase in interest expense from 2013 is due to higher average volume offset by slight declines in average rate from prudent management of deposit pricing.  Total interest expense decreased $0.6 million to $3.8 million for the year ended December 31, 2013 as compared to $4.4 million for the year ended December 31, 2012.  The decrease in interest expense from 2012 was due to the maturity of longer-term high cost certificates of deposits and FHLB advances.  CNB was able to finance the maturing products into similar products with significantly lower market rates.  The cost of average interest bearing liabilities was 0.73% in 2014, 0.76% in 2013, and 1.05% in 2012.

Provision for Loan Losses

CNB’s loan portfolio consists primarily of real estate loans secured by commercial and residential properties located in its principal lending area of Long Island, New York City and to a lesser extent Northern New Jersey.  The interest rates charged by CNB on loans are affected primarily by the demand for such loans, the supply of money available for lending purposes, the rates offered by its competitors, CNB’s relationship with the customer, and the related credit risks of the transaction. These factors are affected by general and economic conditions including, but not limited to, monetary policies of the federal government, including the Federal Reserve Board, legislative policies and governmental budgetary matters.

Loans of approximately $12.3 million or 1.6% of total loans at December 31, 2014 were categorized as classified loans compared to $14.9 million or 2.2% at December 31, 2013 and $2.3 million or 0.71% at December 31, 2012.  Classified loans include loans with credit quality indicators with the internally assigned grades of special mention, substandard and doubtful.  These loans are categorized as classified loans as management has information that indicates the borrower may not be able to comply with the present repayment terms.  These loans are subject to increased management attention and their classification is reviewed at least quarterly.  The increasing trend in the 2014 and 2013 levels of classified loans reflects growth in the loan portfolio.

At December 31, 2014, approximately $11.2 million of these classified loans were commercial and industrial loans and approximately $1.0 million were commercial real estate (“CRE”) loans, which were well secured with real estate as collateral.  The two CRE loans were in non-accrual status.  Of the $11.2 million of commercial and industrial loans, $4.7 million was current and $5.4 million were non-accrual.  The $4.7 million represents one loan, which is classified as a TDR.  This loan has been current on all payments since the loan was modified.  The remaining $5.5 million represents loans to two different borrowers.  Small Business Administration (“SBA”) loans represented $1.1 million, of which $0.5 million is current and $0.6 million in non-accrual status.  CNB believes that any outstanding loan balance over the estimated fair value of the collateral has been specifically reserved for at December 31, 2014.

At December 31, 2013, approximately $12.3 million of classified loans were commercial and industrial loans, with all loans current. CRE loans comprised $2.6 million with $1.9 million current and $0.7 million in non-accrual status.  Approximately $1.4 million of classified loans represented SBA loans, with $1.0 million current and $0.4 million in non-accrual status.

CRE loans, including multi-family loans, represented $356.5 million or 46.9% of the total loan portfolio at December 31, 2014 compared to $292.3 million or 44.2% at December 31, 2013 and $176.3 million or 34.4% at December 31, 2012. CNB’s underwriting standards for CRE loans require an evaluation of the cash flow of the property, the overall cash flow of the borrower and related guarantors as well as the value of the real estate securing the loan. In addition, CNB’s underwriting standards for CRE loans are consistent with regulatory requirements with original loan to value ratios generally less than or equal to 75%.  CNB considers charge-off history, delinquency trends, cash flow analysis, and the impact of the local economy on commercial real estate values when evaluating the appropriate level of the allowance for loan losses.  Real estate values in CNB’s geographic markets increased significantly from 2000 through 2007.  Commencing in 2008, following the financial crisis and significant downturn in the economy, real estate values began to decline. This decline continued into 2009 and stabilized in 2010.  The estimated decline in residential and commercial real estate values during this period ranged from 15-20% from the 2007 levels, depending on the nature and location of the real estate.  Real estate values began to improve in 2012 and 2013 and continued into 2014.

As of December 31, 2014 and December 31, 2013, CNB had impaired loans as defined by FASB ASC No. 310, “Receivables” of $12.3 million and $7.4 million, respectively. For a loan to be considered impaired, management determines after review whether it is probable that CNB will not be able to collect all amounts due according to the contractual terms of the loan agreement. Management applies its normal loan review procedures in making these judgments.  Impaired loans include individually classified nonaccrual loans and troubled debt restructured (“TDR”) loans.  For impaired loans, CNB evaluates the impairment of the loan in accordance with

FASB ASC 310-10-35-22.  Impairment is determined based on the present value of expected future cash flows discounted at the loan’s effective interest rate.  For loans that are collateral dependent, the fair value of the collateral is used to determine the fair value of the loan.  The fair value of the collateral is determined based upon recent appraised values.  The fair value of the collateral or present value of expected cash flows is compared to the carrying value to determine if any write-down or specific loan loss allowance allocation is required.  These methods of fair value measurement for impaired loans are considered level 3 within the fair value hierarchy described in FASB ASC 820-10-50-5.

Nonaccrual loans increased $5.8 million to $7.0 million or 0.92% of total loans at December 31, 2014 from $1.2 million or 0.18% of total loans at December 31, 2013. CNB had approximately $5.3 million and $6.5 million in loans classified as TDRs at December 31, 2014 and 2013, respectively.  These loans were all current and exclusive from the nonaccrual loan amount for both 2014 and 2013.

Net charge-offs were $1.1 million for the year ended December 31, 2014 compared to $1.3 million for the year ended December 31, 2013 and $0.3 million for the year ended December 31, 2012.  The ratio of allowance for loan losses to nonaccrual loans was 157%, 805% and 456%, at December 31, 2014, 2013, and 2012, respectively.

Based on CNB’s continuing review of the overall loan portfolio, the current asset quality of the portfolio, the growth in the loan portfolio and the net charge-offs, a provision for loan losses of $2.7 million was recorded in 2014 as compared to $4.0 million in 2013 and $2.2 million in 2012.  The allowance for loan losses increased to $11.0 million at December 31, 2014 as compared to $9.4 million at December 31, 2013 and $6.6 million at December 31, 2012.  As a percentage of total loans, the allowance was 1.45%, 1.42% and 1.29% at December 31, 2014, 2013 and 2012, respectively.  Management continues to carefully monitor the loan portfolio as well as real estate trends in Long Island and New York City.

December 31,	2014	2013	2012	2011	2010
(Dollars in thousands)
Allowance for loan losses balance at beginning of period	$9,383	$6,606	$4,759	$3,957	$3,282
Charge-offs:
Residential Mortgages	—	—	—	—	300
Home Equity	—	—	—	—	—
Commercial Mortgages	—	—	285	214	365
Multi-family	—	—	—	—	—
Commercial and Industrial	1,120	1,312	106	1,632	264
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Total	1,120	1,312	391	1,846	929

Recoveries:
Residential Mortgages	—	—	—	—	—
Home Equity	—	—	—	—	—
Commercial Mortgages	—	—	—	—	—
Multi-family	—	—	—	—	—
Commercial and Industrial	(54)	(86)	(45)	(20)	(2)
Construction	—	—	—	—	—
Consumer	(1)	—	—	—	—
Total	(55)	(86)	(45)	(20)	(2)
Net Charge-offs	1,065	1,226	346	1,826	927
Provision for loan losses charged to operations	2,690	4,003	2,193	2,628	1,602
Balance at end of period	$11,008	$9,383	$6,606	$4,759	$3,957
Ratio of net charge-offs during the period to average loans outstanding	0.15%	0.21%	0.07%	0.05%	0.03%

Allocation of Allowance for Loan Losses

The following table sets forth the allocation of the total allowance for loan losses by loan type:

Allocation of Allowance for Loan Losses by Loan Type

	2014		2013		2012		2011		2010
		% of		% of		% of		% of		% of
		Loans		Loans		Loans		Loans		Loans
		to		to		to		to		to
		Total		Total		Total		Total		Total
Years Ended December 31,	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
(Dollars in thousands)
Residential Mortgages	$444	29%	$384	29%	$448	30%	$479	36%	$417	39%
Home Equity	15	0%	20	1%	19	1%	17	1%	17	1%
Commercial Mortgages	3,692	42%	3,399	39%	2,768	33%	2,029	30%	2,134	30%
Multi-family	150	5%	239	5%	86	2%	104	1%	167	2%
Commercial and Industrial	6,608	22%	5,271	25%	3,172	33%	2,092	31%	1,032	24%
Construction	95	1%	61	1%	112	2%	35	1%	188	4%
Consumer	4	0%	9	0%	1	0%	3	0%	2	0%
Total	$11,008	100%	$9,383	100%	$6,606	100%	$4,759	100%	$3,957	100%

Non-Interest Income

Total non-interest income increased by $0.2 million or 5.3% in 2014 to $3.9 million and increased by $0.1 million or 3.3% in 2013 to $3.7 million as compared to $3.5 million in 2012.  The increase in total non-interest income in 2014 compared to 2013 was primarily the result of $0.3 million increase in service charges on deposits, partially offset by a decrease of $0.1 million in gains from the sale of loans.  The increase in total non-interest income in 2013 compared to 2012 was due to a significant increase in service charges on deposits also partially offset by a $0.2 million decline in gains from the sale of loans.

Service charges on deposit accounts for the year ended December 31, 2014 totaled $1.4 million, an increase of $0.3 million or 24% as compared to 2013.  For the year ended December 31, 2013, service charges on deposit accounts totaled $1.1 million, an increase of $0.5 million or 82% as compared to 2012.  The significant increases in both years was due to growth in business deposits and higher rates charged by CNB for its services.

Loan fee and servicing income totaled $0.6 million for the year ended December 31, 2014, a slight increase when compared to 2013.  For the year ended December 31, 2013, loan fee and servicing income totaled $0.5 million, an increase of $0.1 million 32% when compared to 2012.  The increase for both years was mostly attributable to higher servicing volume from the SBA loan portfolio.

Bank Owned Life Insurance (“BOLI”) and annuity income was flat at $0.6 million for the years ended December 31, 2014 and 2013, respectively.  For the year ended December 21, 2013, BOLI and annuity income totaled $0.6 million, a decrease of $0.1 or 16% as compared to 2012.  The decline in income for both years was due to the historically low interest rate environment.

Gains on the sale of loans were $1.2 million, $1.3 million and $1.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.  A significant portion of the gains were derived from the sale of SBA loans and, to a much lesser extent, fixed rate residential loans sold to the Federal National Mortgage Association (“FNMA”).  The decrease in gains from year to year was due to lower origination volume.

Net securities gains recognized in 2014 and 2013 were not significant.  For the year ended December 31, 2012, net securities gains were $0.3 million. The sales of securities were due to repositioning of the available for sale investment portfolio.

Non-Interest Expense

Total non-interest expense increased $3.1 million or 14.4% to $24.5 million in 2014 compared to $21.4 million over the same period in 2013 and increased $3.5 million or 19.6% in 2013 from $17.9 million in 2012.  The primary components of these increases were higher salaries and employee benefits, occupancy and equipment, professional services, technology and communications, FDIC and OCC assessments, and other operating expenses. Additionally, during 2014, merger related costs of $0.6 million were incurred, which related to the merger agreement signed on December 14, 2014 whereby Bridgehampton Bank agreed to purchase CNB.

Salaries and benefits increased $1.9 million or 17.5% to $12.6 million in 2014 as compared to $10.7 million in 2013 and increased $1.5 million or 16.8% from $9.2 million as of December 31, 2012.  The increases in salary and benefits reflect additional positions to support CNB’s expanding infrastructure, new branches and a larger loan portfolio, and the related employee benefit costs.

Occupancy and equipment increased $0.6 million or 11.3% to $6.0 million in 2014 compared to $5.4 million in 2013 and increased $0.9 million or 19.0% from $4.5 million in 2012.  The higher occupancy and equipment expense for each of the years presented in 2014, 2013 and 2012 relate to CNB’s increased branch network, expanding corporate infrastructure, additional maintenance expenses on existing branches and higher property taxes.

Other operating expenses increased $0.7 million or 14.3% to $5.9 million in 2014 compared to $5.1 million in 2013 and increased $1.1 million or 27.8% from 4.0 million in 2012.  The higher other operating expenses during 2014 were associated with $0.6 million in merger related expenses, $0.1 million in OCC and FDIC assessments and $0.1 million increase in data and item processing expenses, partially offset by lower professional fees.  In 2013, increased operating expenses were due to additional attorney collections costs, data and item processing, consulting costs and FDIC and OCC assessments.

Income Tax Expense

Income tax expense for December 31, 2014 was $3.0 million representing an increase of $1.3 million from 2013. Income tax expense for 2013 was $1.7 million representing an increase of $0.2 million from 2012.  The increase in 2014 was due to higher income before income taxes of $2.6 million or 55.9% to $7.3 million from $4.7 million in 2013.  The effective tax rate was 41.1% for the year ended December 31, 2014 compared to 37.1% for the year ended December 31, 2013.  The increase was related to a lower percentage of interest income from tax exempt BOLI, certain non-deductible merger related expenses and a change in state income tax laws that resulted in a lower value on CNB’s deferred tax assets.  The effective tax rate for the year ended December 31, 2012 was 35.1%.

FINANCIAL CONDITION

CNB’s assets totaled $950.7 million at December 31, 2014, an increase of $132.1 million or 16.1% from the previous year-end with growth funded by deposits and capital.  This increase reflects strong organic growth in new and existing markets.

Cash and cash equivalents increased $49.3 million or 453.1% to $60.2 million compared to December 31, 2013 levels as excess funds were received from municipalities at year-end. Securities available for sale decreased $16.6 million or 16.5% to $84.3 million compared to December 31, 2013 levels. CNB reduced the securities available for sale portfolio through normal principal amortization to lower interest rate risk.  Securities held to maturity increased $2.2 million or 36% to $8.2 million at December 31, 2014 compared to December 31, 2013.  Securities that are restricted, which are those required to be held by law and are comprised of FHLB and FRB stock, decreased $0.8 million from the prior year due to lower FHLB advances. There were no loans held for sale in 2014 and 2013.  Loans held for investment increased $99.1 million or 14.99% to $760.5 million as compared to 2013.  The ability to grow the loan portfolio, while minimizing interest rate risk sensitivity and maintaining credit quality, remains a strong focus of management.

Total deposits grew $141.7 million to $828.8 million at December 31, 2014 compared to $687.1 million at December 31, 2013.  The deposit growth included new and existing commercial and municipal relationships.  Demand deposits increased $53.5 million to $230.6 million as of December 31, 2014 compared to $177.1 million at December 31, 2013.  Savings, NOW and money market deposits increased $47.5 million to $364.3 million at December, 2014 from $316.8 million at December 31, 2013.  Certificates of deposit increased $40.8 million to $233.9 million at December 31, 2014 from $193.1 million at December 31, 2013.

Federal funds purchased and Federal Home Loan Bank overnight borrowings at December 31, 2014 decreased $29.0 million or 100.0% compared to December 31, 2013.  Federal Home Loan Bank term advances increased $10.0 million or 38.5% to $35.9 million for December 31, 2014 compared to $25.9 million in 2013.  The increase in longer-term advances was part of CNB’s strategy to help reduce its exposure to a higher interest rates. Accrued expenses and other liabilities increased $0.9 million to $5.8 million as of December 31, 2014 from $4.9 million as of December 31, 2013.

Stockholders’ equity was $80.1 million at December 31, 2014, an increase of $8.4 million or 11.8% from December 31, 2013, reflecting primarily net income of $4.3 million, a decrease in the unrealized loss in securities of $2.0 million, and $2.2 million in capital raised through the exercise of stock options and stock option plans.

Loans

During 2014, CNB continued to experience growth trends in commercial and residential real estate lending.  The concentration of loans in our primary market areas may increase risk. Unlike larger banks that are more geographically diversified, CNB’s loan portfolio consists primarily of real estate loans secured by commercial and residential real estate properties and commercial loans to businesses located in CNB’s principal lending area of Long Island, New York City and Northern New Jersey.  The local economic conditions in this region may have a significant impact on the volume of loan originations and the quality of CNB’s loans, the ability of borrowers to repay these loans, and the value of collateral securing these loans.  A considerable decline in the general economic conditions caused by inflation, recession, unemployment or other factors beyond CNB’s control would impact these local economic conditions and could negatively affect the financial results of CNB’s operations.  Additionally, while CNB has a significant amount of commercial and residential real estate loans, of which some are owner-occupied, decreases in tenant occupancy may also have a negative effect on the ability of borrowers to make timely repayments of their loans, which would have an adverse impact on CNB’s earnings.

The interest rates charged by CNB on loans are affected primarily by the demand for such loans, the supply of money available for lending purposes, the rates offered by its competitors, CNB’s relationship with the customer, and the related credit risks of the transaction.  These factors are affected by general and economic conditions including, but not limited to, monetary policies of the federal government, including the Federal Reserve Board, legislative policies and governmental budgetary matters.

CNB targets its business lending and marketing initiatives towards promotion of loans that primarily meet the needs of small to medium-sized businesses.  These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities.  If general economic conditions negatively impact these businesses, the results of operations and financial condition may be adversely affected.

With respect to the underwriting of loans, there are certain risks, including the risk of non-payment that is associated with each type of loan that CNB markets.  Approximately 76.3% of CNB’s loan portfolio at December 31, 2014 is secured by real estate.  Approximately 41.9% of CNB’s loan portfolio is comprised of commercial real estate loans.  Multifamily loans represent 4.9% of CNB’s loan portfolio.  Residential real estate mortgage loans represent 29.0% of CNB’s loan portfolio. Construction loans comprise approximately 1.2% of CNB’s loan portfolio.  Risks associated with a concentration in real estate loans include potential losses from fluctuating values of land and improved properties.  Home equity loans represent loans originated in CNB’s geographic markets with original loan to value ratios generally of 75% or less. Home equity loans comprised less than 1% of the overall loan portfolio. CNB’s residential mortgage portfolio includes approximately $65 million in interest only mortgages.  The underwriting standards for interest only mortgages are consistent with the remainder of the loan portfolio and do not include any features that result in negative amortization.  The largest loan concentrations by industry are loans granted to lessors of commercial property, both owner occupied and non-owner occupied.  CNB uses conservative underwriting criteria to better insulate itself from a downturn in real estate values and economic conditions on eastern Long Island that could have a significant impact on the value of collateral securing the loans as well as the ability of customers to repay loans.

The remainder of the loan portfolio is comprised of commercial and industrial loans, which represent approximately 22.5% of CNB’s loan portfolio. The primary risks associated with commercial loans are the cash flow of the business, the experience and quality of the borrowers’ management, the business climate, and the impact of economic factors.  The primary risks associated with consumer loans relate to the borrower, such as the risk of a borrower’s unemployment as a result of deteriorating economic conditions or the amount and nature of a borrower’s other existing indebtedness, and the value of the collateral securing the loan if CNB must take possession of the collateral.  Consumer loans also have risks associated with concentrations of specific types of consumer loans within the portfolio.  Consumer loan comprised less than 1% of the total loan portfolio.

Total loans grew $98.9 million or 14.9%, during 2014 and $149.8 million or 29.3% during 2013. Average net loans grew $137.7 million or 23.9% during 2014 over 2013 and $131.2 million or 29.5% during 2013 when compared to 2012.  Real estate mortgage loans were the largest contributor of the growth for both 2014 and 2013 and increased $92.9 million or 19.1% and $152.1 million or 45.3%, respectively.  Commercial real estate mortgage loans grew $58.4 million or 22.4% during 2014 and residential mortgage loans grew $29.8 million or 15.6% during

2014.  The multi-family mortgage loans grew $5.7 million or 17.8% during 2014. Commercial and industrial loans increased $3.5 million or 2.1% in 2014 from 2013.  Construction loans increased $3.2 million or 55.6% in 2014.  Fixed rate loans represented 15%, 17% and 19% of total loans at December 31, 2014, 2013, and 2012, respectively.

The following table sets forth the major classifications of loans:

Classification of Loan Table

December 31,	2014	2013	2012	2011	2010
(In thousands)

Residential Mortgages	$220,823	$191,016	$155,153	$140,857	$125,806
Home Equity	2,981	4,043	3,865	3,422	3,340
Commercial Mortgages	318,931	260,492	167,279	119,047	95,616
Multi-family	37,521	31,852	9,038	5,249	6,840
Commercial and Industrial	170,808	167,342	168,176	123,560	79,283
Construction	9,054	5,820	8,325	3,301	12,942
Consumer	615	1,269	168	244	142
Total Loans	760,733	661,834	512,004	395,680	323,969
Net Deferred Loan Costs & Fees	(220)	(446)	(387)	75	569

Allowance for loan losses	(11,008)	(9,383)	(6,606)	(4,759)	(3,957)
Net loans	$749,505	$652,005	$505,011	$390,996	$320,581

Past Due, Nonaccrual and Restructured Loans and Other Real Estate Owned

The following table sets forth selected information about past due, nonaccrual, restructured loans and other real estate owned:

December 31,	2014	2013	2012	2011	2010
(In thousands)
Nonaccrual loans:
Residential Mortgages	$—	$—	$478	$485	$—
Home Equity	—	—	—	—	—
Commercial Mortgages	1,046	721	721	788	4,056
Multi-family	—	—	—	—	—
Commercial and Industrial	5,969	445	251	—	150
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Total Non-Performing Loans	$7,015	$1,166	$1,450	$1,273	$4,206
Other Real Estate Owned, net	—	—	—	623	—
Total Non-Performing Assets	$7,015	$1,166	$1,450	$1,896	$4,206
Restructured loans - Performing	$5,200	$6,500	$260	$283	$—

Securities

Securities available for sale decreased $16.6 million or 16.5% to $84.3 million at December 31, 2014 from $100.9 million at December 31, 2013.  Securities held as available for sale may be sold in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or other factors.  Securities held to maturity increased $2.2 million or 36% to $8.2 million at December 31, 2014 from $6.0 million at December 31, 2013.  The available for sale and held to maturity portfolios are comprised of 100% U.S. government sponsored entity (“U.S. GSE”) securities.  To position the balance sheet for the future and better manage capital, liquidity and interest rate risk, CNB did not reinvest a significant portion of the monthly cash flows back into the available for sale securities portfolio.  The decline in market rates were the primary reasons for the net decrease in unrealized losses in securities available for sale which increased other comprehensive income.

The following table sets forth the fair value, amortized cost, maturities and approximated weighted average yield at December 31, 2014.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

				After One but			After Five But			After
	Within One Year			Within Five Years			Within Ten Years			Ten Years			Total
	Fair	Amortized		Fair	Amortized		Fair	Amortized		Fair	Amortized		Fair	Amortized
	Value	Cost		Value	Cost		Value	Cost		Value	Cost		Value	Cost
December 31, 2014	Amount	Amount	Yield	Amount	Amount	Yield	Amount	Amount	Yield	Amount	Amount	Yield	Amount	Amount

Available for sale:
U.S. Agency pass through	$—	$—	0.00%	$18,144	$18,113	2.01%	$18,440	$18,647	2.22%	$320	$314	4.16%	$36,904	$37,074
U.S. Agency CMO issuances	437	432	2.65%	33,929	34,344	1.93%	13,019	13,341	2.07%	—	—	0.00%	47,385	48,117
Total available for sale	$437	$432	2.65%	$52,073	$52,457	1.96%	$31,459	$31,988	2.16%	$320	$314	4.16%	$84,289	$85,191

Held to maturity:
U.S. Agency pass through	$—	$—	0.00%	$2,588	$2,577	2.10%	$—	$—	0.00%	$—	$—	0.00%	$2,588	$2,577
U.S. Agency CMO issuances	—	—	0.00%	5,669	5,653	2.20%	—	—	0.00%	—	—	0.00%	5,669	5,653
Total held to maturity	$—	$—	0.00%	$8,257	$8,230	2.17%	$—	$—	0.00%	$—	$—	0.00%	$8,257	$8,230

Deposits

Total deposits increased $141.8 million or 20.6% in 2014 as compared to 2013.  The growth in deposits is attributable to an increase in business account balances, the opening of a new branch location in Hewlett, New York at the end of 2013, and new relationships with municipalities.  Demand deposits increased $53.5 million or 30.2% and Savings, NOW and money market deposits increased $47.5 million or 15.0% primarily related to core deposits growth of business money market accounts and municipal deposits. Certificates of deposit increased $40.8 million or 21.1% to $233.9 million at December 31, 2014 from December 31, 2013.

The following table sets forth the remaining maturities of CNB’s time deposits at December 31, 2014:

	Less than	$100,000
(In thousands)	$100,000	or Greater	Total
3 Months or less	$14,380	$22,358	$36,738
Over 3 through 6 months	25,057	58,627	83,684
Over 6 through 12 months	12,713	20,988	33,701
Over 12 months through 24 months	17,591	21,701	39,292
Over 24 months through 36 months	17,221	2,765	19,986
Over 36 months through 48 months	5,603	2,964	8,567
Over 48 months through 60 months	4,436	7,511	11,947
Over 60 months	—	—	—
Total	$97,001	$136,914	$233,915

LIQUIDITY

The objective of liquidity management is to ensure the sufficiency of funds available to respond to the needs of depositors and borrowers, and to take advantage of unanticipated opportunities for CNB’s growth or earnings enhancement.  Liquidity management addresses the ability of CNB to meet financial obligations that arise in the normal course of business.  Liquidity is primarily needed to meet customer borrowing commitments, deposit withdrawals either on demand or contractual maturity, to repay borrowings as they mature, to fund current and planned expenditures and to make new loans and investments as opportunities arise.

CNB’s most liquid assets are cash and cash equivalents, securities available for sale and securities held to maturity due within one year. The levels of these assets are dependent upon CNB’s operating, financing, lending and investing activities during any given period. Other sources of liquidity include loan and investment securities principal repayments and maturities, lines of credit with other financial institutions including the Federal Home Loan Bank and Federal Reserve Bank, growth in core deposits and sources of wholesale funding such as brokered certificates of deposit.  While scheduled loan amortization, maturing securities and short term investments are a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition. CNB adjusts its liquidity levels as appropriate to meet funding needs such as seasonal deposit outflows, loans, and asset and liability management objectives.  Historically, CNB has relied on its deposit base, drawn through its full-service branches that serve its market area and local municipal deposits, as its principal source of funding. CNB seeks to retain existing deposits and loans and maintain customer relationships by offering quality service and competitive interest rates to its customers, while managing the overall cost of funds needed to finance its strategies.

During 2014, 2013 and 2012, CNB grew its core deposits as well as its level of public funds. CNB’s Asset/Liability and Funds Management Policy allows for wholesale borrowings of up to 30% of total assets. As of December 31, 2013, CNB had secured lines of credit with M&T Bank (“M&T”), FHLB of New York (“FHLB”) and the Federal Reserve Bank of New York (“FRB”). The M&T line of credit is secured by CNB’s securities portfolio.  At December 31, 2014, CNB’s M&T secured line of credit was approximately $92.5 million, of which $87.5 million was used to secure municipal deposits and $5.0 million was available. The FHLB line of credit is secured by residential mortgages owned by CNB. As of December 31, 2014, CNB had a $161.7 million line of credit with the FHLB, of which $35.9 million was utilized and $125.8 million remained outstanding. CNB’s third secured line of credit is with the FRB.  CNB had a secured line of credit of $127.4 million with the FRB at December 31, 2014.  There were no outstanding advances on the FRB line of credit. CNB also had aggregate unsecured lines of credit of $35.0 million with unaffiliated correspondent banks to provide short term credit for liquidity requirements.  In addition, CNB has an approved broker relationship for the purpose of issuing brokered certificates of deposit.

Management continually monitors the liquidity position and believes that sufficient liquidity exists to meet all of CNB’s operating requirements.  Based on the objectives determined by the Asset and Liability Committee, CNB’s liquidity levels may be affected by the use of short-term and wholesale borrowings, and the amount of public funds in the deposit mix. The Asset and Liability Committee is comprised of members of CNB’s senior management and Board of Directors.  Excess short-term liquidity is invested in overnight federal funds sold or in an interest earning account at the Federal Reserve.

CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, CNB enters into certain contractual obligations.

The following represents contractual obligations outstanding at December 31, 2014:

	Total
	Amounts	Less than	One to	Four to	Over Five
(in thousands)	Committed	One Year	Three Years	Five Years	Years
Operating Leases	$23,284	$2,694	$5,383	$5,199	$10,008
FHLB term advances	35,891	—	22,100	13,791	—
Time Deposits	233,915	154,123	59,278	20,514	—
Total contractual obligations outstanding	$293,090	$156,817	$86,761	$39,504	$10,008

COMMITMENTS, CONTINGENT LIABILITIES, AND OFF-BALANCE SHEET ARRANGEMENTS

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs.  These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used.  Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.  The same credit policies are used to make such commitments as are used for loans, often including obtaining collateral at exercise of the commitment.  At December 31, 2014, CNB had $43.0 million in outstanding loan commitments and $96.2 million in outstanding commitments for various lines of credit including unused overdraft lines. CNB also has $4.9 million of standby letters of credit as of December 31, 2014.  See Note 11 of the Notes to the Financial Statements for additional information on loan commitments and standby letters of credit.

CAPITAL RESOURCES

Stockholders’ equity increased to $80.1 million at December 31, 2014 from $71.6 million at December 31, 2013 as a result of (i) undistributed net income; (ii) the issuance of shares of common stock through the exercise of stock options and the stock based compensation plan; and (iii) the change in net unrealized loss in securities available for sale, net of deferred taxes.  The ratio of average stockholders’ equity to average total assets increased to 5.73% at year-end 2014 from 4.09% at year-end 2013.

CNB’s capital strength is solid, as reflected in the excess of its regulatory capital ratios over the risk-based capital adequacy ratio levels required for classification as a “well capitalized” institution by the FDIC (see Note 10 of the Notes to the Financial Statements).

CNB has the ability to issue additional common stock should the need arise.

CNB had returns on average equity of 5.73%, 4.09%, and 4.09% and returns on average assets of 0.49%, 0.40%, and 0.46%, for the years ended December 31, 2014, 2013, and 2012, respectively.

IMPACT OF INFLATION AND CHANGING PRICES

The Financial Statements and notes thereto presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.  The primary effect of inflation on CNB’s operations is reflected in increased operating costs.  Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature.  As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices.  Changes in interest rates could adversely affect CNB’s results of operations and financial condition.  Interest rates do not necessarily move in the same direction, or in the same magnitude, as the prices of goods and services. Interest rates are highly sensitive to many factors, which are beyond CNB’s control, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the Federal Reserve Bank.

IMPACT OF PROSPECTIVE ACCOUNTING STANDARDS

For discussion regarding the impact of new accounting standards, refer to Note 1 of the Notes to the Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

Management considers interest rate risk to be CNB’s most significant market risk.  Market risk is the risk of loss from adverse changes in market prices and rates.  Interest rate risk is the exposure to adverse changes in CNB’s net income as a result of changes in interest rates.

CNB’s primary earnings source is net interest income, which is affected by changes in the level of interest rates, the relationship between rates, the impact of interest rate fluctuations on asset prepayments, the level and composition of deposits and liabilities, and the credit quality of earning assets.  CNB’s objectives in its asset and liability management are to maintain a strong, stable net interest margin, to utilize its capital effectively without taking undue risks, to maintain adequate liquidity, and to reduce vulnerability of its operations to changes in interest rates.

CNB’s Asset and Liability Committee evaluates periodically, but at least four times a year, the impact of changes in market interest rates on assets and liabilities, net interest margin, capital and liquidity.  Risk assessments are governed by policies and limits established by senior management, which are reviewed and approved by the full Board of Directors at least annually.  The economic environment continually presents uncertainties as to future interest rate trends.  The Asset and Liability Committee regularly utilizes a model that projects net interest income based on increasing or decreasing interest rates, in order to be better able to respond to changes in interest rates.

Changes in interest rates affect the value of CNB’s interest earning assets and, in particular, its securities portfolio.  Generally, the value of securities fluctuates inversely with changes in interest rates.  Increases in interest rates could result in decreases in the market value of interest earning assets, which could adversely affect CNB’s stockholders’ equity and its results of operations if sold.  CNB is also subject to reinvestment risk associated with changes in interest rates.  Changes in market interest rates also could affect the type (fixed-rate or adjustable-rate) and amount of loans originated by CNB and the average life of loans and securities, which can impact the yields earned on CNB’s loans and securities.  In periods of decreasing interest rates, the average life of loans and securities held by CNB may be shortened to the extent increased prepayment activity occurs during such periods which, in turn, may result in the investment of funds from such prepayments in lower yielding assets.  Under these circumstances, CNB is subject to reinvestment risk to the extent that it is unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities.  Additionally, increases in interest rates may result in decreasing loan prepayments with respect to fixed rate loans (and therefore an increase in the average life of such loans), may result in a decrease in loan demand, and make it more difficult for borrowers to repay adjustable rate loans.

CNB utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure to net interest income to sustained interest rate changes.  Management routinely monitors simulated net interest income sensitivity over a rolling two-year horizon.  The simulation model captures the seasonality of CNB’s deposit flows and the impact of changing interest rates on the interest income received and the interest expense paid on all assets and liabilities reflected on CNB’s balance sheet.  This sensitivity analysis is compared to the asset and liability policy limits that specify a maximum tolerance level for net interest income exposure over a one-year horizon given a 100 and 200 basis point upward shift in interest rates and a 100 basis point downward shift in interest rates.  A parallel and pro-rata shift in rates over a twelve-month period is assumed.

The following reflects CNB’s net interest income sensitivity analysis at December 31, 2014:

	2014
	Potential Change
	in Net
	Interest Income
Change in Interest Rates	$ Change	% Change
(Dollars in thousands)
+200	29,302	4.1%
Static	30,668	0.0%
-100	30,472	0.3%

The preceding sensitivity analysis does not represent CNB’s forecast and should not be relied upon as being indicative of expected operating results.  These hypothetical estimates are based upon numerous assumptions including, but not limited to, the nature and timing of interest rate levels and yield curve shapes, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, and reinvestment and replacement of asset and liability cash flows.  While assumptions are developed based upon perceived current economic and local market conditions, CNB cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences may change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals, prepayment penalties and product preference changes and other internal and external variables.  Furthermore, the sensitivity analysis does not reflect actions that management might take in responding to, or anticipating changes in interest rates and market conditions.  Management considers interest rate risk to be the most significant market risk for CNB. Market risk is the risk of loss from adverse changes in market prices and rates.  Interest rate risk is the exposure to adverse changes in the net income of CNB as a result of changes in interest rates.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

After completion of the merger, the board of directors of Bridge Bancorp and Bridgehampton Bank will be increased by two members and will consist of all the current directors of Bridge Bancorp and two individuals who are current directors of CNB and who will be designated by Bridge Bancorp and Bridgehampton Bank, in consultation with CNB.

Information regarding the current directors and executive officers of Bridge Bancorp, executive compensation and relationships and related transactions is included herein under the heading “Bridge Bancorp Proposals — Proposal No. 4.”

Management

After completion of the merger, the executive officers of Bridge Bancorp and Bridgehampton Bank will consist of the current executive officers of Bridge Bancorp and Bridgehampton Bank.

CERTAIN BENEFICIAL OWNERS OF
CNB COMMON STOCK

The following tables set forth, to the best knowledge and belief of CNB, certain information regarding the beneficial ownership of the CNB common stock as of March 9, 2015 by (i) each director and certain named executive officers of CNB and all of CNB’s directors and executive officers as a group and (ii) by each person known to CNB to be the beneficial owner of more than 5% of the outstanding CNB common stock.

Security Ownership of Management

Direct and indirect ownership of common stock by each of the directors, the named executive officer and by all executive officers as a group is set forth in the following table as of March 9, 2015, together with the percentage of total shares outstanding represented by such ownership.  For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days.

	Amount of Beneficial Ownership
	Common		Percent of
Name of Beneficial Owner	Stock (1)		Class
Directors:
Howard Blatt	251,860	(2)	3.48%
Michael Levin	160,700	(7)	2.22%
Matthew Lindenbaum	1,710,805	(2)(3)	23.63%
Stuart H. Lubow (also Chairman, President and CEO)	208,725	(4)	2.88%
Daniel Rubin	113,684	(8)	1.57%
Fredric Von Stange	128,100	(2)	1.77%
Christian Yegen	275,971	(5)	3.81%
Mark Metzger	127,850	(6)	1.77%
Executive Officers:
Conrad Gunther	58,630	(9)	*
Jay McConie	46,442	(9)	*
Other executive officers as a group (2 people)	81,457	(10)	1.13%

All Directors and Executive Officers as a group (12 persons)	3,164,224		43.70%

(*) Represents less than 1% ownership

Security Ownership of Certain Beneficial Owners

The following sets forth certain information concerning each non-director shareholder known to CNB who may be considered a beneficial owner of more than 5% of the outstanding shares of CNB common stock as of March 9, 2015.

	Amount of Beneficial Ownership
Name and Address of Beneficial Owner	Common Stock		Percent of Class
Nathan J. Lindenbaum	1,710,805	(3)	23.63%
Bennett Lindenbaum	1,710,805	(3)	23.63%
Victoria Feder Trusts	1,710,805	(3)	23.63%
Abigail Tambor Trust	1,710,805	(3)	23.63%
Basswood Hedge Funds (controlled by Matthew Lindenbaum and Bennett Lindenbaum)	1,710,805	(3)	23.63%
Marcel Lindenbaum	1,710,805	(3)	23.63%
Shari A. Lindenbaum Trust	1,710,805	(3)	23.63%
Endicott Opportunity Partners, LP	660,000		9.12%
UDI Partners, LLC — Series L	660,000		9.12%

(1)             Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power.  It also includes shares owned (i) by a spouse, minor children or relatives sharing the same home, (ii) by entities owned or controlled by the named person and (iii) by other persons if the named person has the right to acquire such shares within 60 days of the exercise of any right or option.  Unless otherwise noted, all shares are owned of record and beneficially by the named person.

(2)             Includes 13,500 shares underlying currently exercisable options granted to each of Messrs. Blatt, Matthew Lindenbaum, and Fredric Von Stange under the 2007 Option Plan.

(3)             Matthew Lindenbaum is the son of Marcel Lindenbaum and siblings with Nathan J. Lindenbaum, Bennett Lindenbaum, Abigail Tambor and Victoria Feder. Shari A. Lindenbaum is the spouse of Nathan J. Lindenbaum.  The 1,710,805 shares shown in various places in this table represent the following: 226,500 shares held by Matthew Lindenbaum, 193,000 shares held by Bennett Lindenbaum, 100,000 shares held by Marcel Lindenbaum, 551,122 shares held by the Basswood hedge funds controlled by Matthew and Bennett Lindenbaum, 185,006 shares owned by Nathan J. Lindenbaum, his children’s trust fund and Naftali Asher Investments, LLC, 141,000 shares held by a trust established by Abigail Tambor, 141,000 shares held by two trusts established by Victoria Feder, 26,000 shares held by a trust established by Shari A. Lindenbaum and 147,177 shares owned by officers of Basswood and other immediate family members of Bennett Lindenbaum. The same 1,710,805 shares are shown for each of Matthew, Bennett, Marcel and Nathan Lindenbaum, the Basswood hedge funds and the trusts established by Abigail Tambor, Victoria Feder and Shari A. Lindenbaum, but are only counted once in the calculation of the total shares.  These shares are listed together in the table since each of Matthew, Bennett, Marcel and Nathan Lindenbaum, the Basswood hedge funds and the trusts established by Abigail Tambor, Victoria Feder and Shari A. Lindenbaum may be deemed to beneficially own shares owned by the others.  Each of the persons named in this footnote disclaims beneficial ownership of the shares of the other persons.

(4)             Includes 42,725 shares and 48,000 shares underlying currently exercisable options granted to Mr. Lubow under the Community National Bank 2004 Incentive Stock Option Plan and the 2007 Option Plan, respectively.

(5)             Includes 242,471 shares owned by Mr. Yegen, his spouse and his children and 33,500 shares underlying currently exercisable options granted to Mr. Yegen under the 2007 Option Plan.

(6)             Includes 118,350 shares owned by Mr. Metzger and his daughters and 9,500 shares underlying currently exercisable options granted to Mr. Metzger under the 2007 Option Plan.

(7)             Includes 147,200 shares owned by Mr. Levin, his spouse and trusts of his children and 13,500 shares underlying currently exercisable options granted to Mr. Levin under the 2007 option plan.

(8)             Includes 100,184 shares owned by Mr. Rubin, his spouse and trusts controlled by Mr. Rubin and 13,500 shares currently exercisable options granted to Mr. Rubin under the 2007 option plan.

(9)             Represents shares underlying currently exercisable options granted to Mr. Gunther and Mr. McConie under the Community National Bank 2004 Incentive Stock Option Plan.

(10)      Represents 13,387 shares owned by other executive officers as a group and 68,070 shares underlying currently exercisable options granted to other executive officers as a group under the Community National Bank 2004 Incentive Stock Option Plan.

THE MERGER AND THE MERGER AGREEMENT

The description of the merger and the merger agreement contained in this proxy statement/prospectus describes the material terms of the merger agreement; however, it does not purport to be complete.  It is qualified in its entirety by reference to the merger agreement.  Bridge Bancorp has attached a copy of the merger agreement as Appendix A.

Pursuant to the merger agreement, CNB will merge into Bridgehampton Bank, with Bridgehampton Bank as the surviving entity.  Outstanding shares of CNB common stock will be converted into the right to receive shares of Bridge Bancorp common stock.  Cash will be paid in lieu of any fractional share of CNB common stock.  See “—Merger Consideration; Surrender of Stock Certificates” below.  As a result of the merger, the separate corporate existence of CNB will cease and Bridgehampton Bank will succeed to all the rights of CNB and be responsible for all the obligations of CNB.

The Parties

Bridge Bancorp, Inc.

The Bridgehampton National Bank

Bridge Bancorp is a bank holding company engaged in commercial banking and financial services through its wholly owned subsidiary, Bridgehampton Bank.  Established in 1910, and headquartered in Bridgehampton, New York, Bridgehampton Bank, with assets of approximately $2.29 billion, total deposits of approximately $1.83 billion and stockholders’ equity of approximately $175 million as of December 31, 2014, has a primary market area of Suffolk and Southern Nassau Counties, Long Island, operates 29 retail branch locations and two loan production offices; one in Manhattan, and one in Riverhead, New York. Through this branch network and its electronic delivery channels, Bridgehampton Bank provides deposit and loan products and financial services to local businesses, consumers and municipalities.  Title insurance services are offered through Bridgehampton Bank’s wholly owned subsidiary, Bridge Abstract.  Bridge Investment Services, a division of Bridgehampton Bank, offers financial planning and investment consultation.

The principal executive office of Bridge Bancorp is located at 2200 Montauk Highway, Bridgehampton, New York 11932 and the telephone number is (631) 537-1000.

Community National Bank

Founded in 2005, CNB is a national bank regulated by the Office of the Comptroller of the Currency.  CNB engages in general commercial banking business from its main office in Great Neck, New York, eight branch offices located in Nassau and western Suffolk counties on Long Island, one branch office in Manhattan, New York City, and one branch office in Queens, New York City. CNB provides its customers with a variety of banking services such as transactional deposit accounts, time deposit accounts, consumer and business loans and merchant bank card services.  As of December 31, 2014, CNB’s total assets, deposits, and net loans were approximately $951 million, $829 million, and $750 million, respectively.  CNB’s principal executive office is located at 200 Middle Neck Road, Great Neck, New York 11021 and the telephone number is (516) 498-9111.

Merger Consideration; Surrender of Stock Certificates

Under the terms of the merger agreement, each outstanding share of CNB common stock will convert into the right to receive 0.79 of a share of Bridge Bancorp common stock, subject to the adjustment mechanism described below.  No fractional shares of Bridge Bancorp will be issued in connection with the merger.  Instead, Bridge Bancorp will make a cash payment to each CNB shareholder who would otherwise receive a fractional share.  Based upon the closing price of Bridge Bancorp’s common stock on March 30, 2015 of $25.82, each 0.79 of a share of Bridge Bancorp stock would have a value of $20.40.

It is also possible that the merger consideration may be adjusted prior to the effective date of the merger as a result of changes in the price of Bridge Bancorp common stock.  The merger agreement provides that (i) if the number obtained by dividing the average closing price of Bridge Bancorp common stock during the ten consecutive full trading days immediately preceding the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period) by $26.00 (the “Bridge Ratio”) is less than 0.825 and (ii) Bridge Bancorp’s common stock has under-performed the Nasdaq Stock Bank Index by more than 17.5% during the twenty day period after all bank regulatory approvals necessary for consummation of the merger are received (the “Determination Date”) compared to a measurement period prior to the announcement of the merger agreement, then CNB may elect to terminate the merger agreement unless Bridge Bancorp elects to increase the merger consideration.

See “—Termination; Amendment; Waiver.”  If CNB elects to exercise its termination right as described above, it must give written notice thereof to Bridge Bancorp.  During the five-day period commencing with its receipt of such notice, Bridge Bancorp shall have the option to increase the consideration to be received by the holders of CNB common stock by adjusting the exchange ratio to equal the lesser of: (i) the quotient, the numerator of which is equal to the product of $26.00, 0.825 and 0.79, and the denominator of which is equal to the average of the daily closing prices for shares of Bridge Bancorp common stock for the ten consecutive full trading days immediately preceding the Determination Date, and (ii) the number obtained by dividing the product of the Index Ratio (a number obtained by dividing the average closing prices of the Nasdaq Stock Bank Index over the twenty day trading period immediately preceding the Determination Date, and the average closing price of the Index on December 11, 2014, less 0.175) and 0.79, by the Bridge Ratio.  If Bridge Bancorp elects, it shall give, within such five-day period, written notice to CNB of such election to revise the exchange ratio, whereupon no termination shall be deemed to have occurred and the merger agreement shall remain in full force and effect in accordance with its terms (except as the exchange ratio shall have been so modified).  Because the formula is dependent on the future prices of Bridge Bancorp’s common stock and the Nasdaq Stock Bank Index, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of Bridge Bancorp common stock would be issued, to take into account the extent to which the decline of the average price of Bridge Bancorp’s common stock exceeded the decline in the average price of the common stock of the Index.

Bridge Bancorp will deposit with the exchange agent the certificates representing Bridge Bancorp’s common stock to be issued to CNB shareholders in exchange for CNB common stock.  Within five business days after the completion of the merger, the exchange agent will mail to CNB shareholders a letter of transmittal, together with instructions for the exchange of their CNB stock certificates for the merger consideration.  Upon surrendering his or her certificate(s) representing shares of CNB’s common stock, together with the signed letter of transmittal, the CNB shareholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of Bridge Bancorp common stock, if any, determined in accordance with the exchange ratio and (ii) a check representing the amount of cash in lieu of fractional shares, if any.  Until you surrender your CNB stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any Bridge Bancorp common stock into which your shares have been converted.  No interest will be paid or accrued to CNB shareholders on the cash paid in lieu of fractional shares or unpaid dividends and distributions, if any.  After the completion of the merger, there will be no further transfers of CNB common stock.  CNB stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you submit an election form and before you receive any consideration for your shares.

If any certificate representing shares of Bridge Bancorp’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either (i) pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance or payment to a person other than the registered holder of the certificate surrendered, or (ii) establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the purchase price made available to the exchange agent that remains unclaimed by CNB shareholders for twelve months after the effective time of the merger will be returned to Bridge Bancorp’s transfer agent.  Any CNB shareholder who has not exchanged shares of CNB’s common stock for the purchase price in accordance with the merger agreement before that time may look only to Bridge Bancorp for payment of the purchase price for these shares and any unpaid dividends or distributions after that time.  Nonetheless, Bridge Bancorp, CNB, the exchange agent or any other person will not be liable to any CNB shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Background of the Merger

As part of their ongoing consideration and evaluation of its long-term prospects and strategies, CNB’s board of directors regularly reviewed and assessed CNB’s business development and strategic opportunities.  The board considered various strategic options potentially available to the bank, with the goal of enhancing value for CNB’s shareholders.  Strategic discussions have focused on, among other things, the competitive environment and regulatory burden facing CNB and the growth prospects for CNB as a stand-alone bank, as well as the possibilities of a strategic combination.

From time to time, CNB, through its Chairman, President & Chief Executive Officer, Stuart Lubow, engaged in general discussions with representatives of other financial institutions regarding the possibility of an affiliation.  During the past several years the board of directors also met with representatives of Raymond James to discuss metrics and developments in the merger and acquisition market for financial institutions.  These discussions usually included a review of the financial growth of commercial banks and merger and acquisition prospects for CNB.  With the improvements in the merger and acquisition market for commercial banks in late 2013 and with the growth of CNB to over $800 million in asset size by the end of 2013, the discussions picked up momentum in 2014.

On February 6, 2014, representatives of Raymond James met with the board and presented the names of more than twenty potential acquirers of which eight were listed as likely potential acquirers. Following a discussion with the directors, representatives of Raymond James approached these companies and without disclosing the name of the bank, asked some of the likely acquirers if they would be interested in making acquisitions in general, and specifically in New York, including Long Island.  None of the likely acquirers that were approached showed a high degree of interest.

During the spring of 2014, Mr. Lubow met with Kevin O’Connor, the Chief Executive Officer of Bridge Bancorp on several occasions.  Bridge Bancorp was one of the likely potential acquirers listed by Raymond James.  Bridge Bancorp expressed an interest in a merger with CNB.  On June 14, 2014, Bridge Bancorp and CNB entered into a mutual confidentiality agreement and started to exchange certain limited information.  In July 2014 Bridge Bancorp approached CNB with a proposal for a merger with an exchange ratio of .72 shares of Bridge Bancorp for each share of CNB, which, based on Bridge Bancorp’s then stock price of $24.25, implied a price of $17.50 for each share of CNB.  Mr. Lubow discussed the matter with Mr. Matthew Lindenbaum, who is the largest holder of stock in CNB and a member of the board of directors of CNB.  Mr. Lindenbaum is an experienced bank investor who, together with his brother, Bennett Lindenbaum, manages a $2 billion hedge fund, primarily invested in financial institutions.  Mr. Lubow and Mr. Lindenbaum discussed the matter with a representative of Raymond James.

On July 24, 2014, at a regularly scheduled CNB board of directors meeting, the board and representatives of Raymond James discussed the future of the bank and various strategic alternatives, including the possible combination with Bridge Bancorp.  The Board reviewed a presentation from Raymond James with possible exchange ratios of .72, .77 and .84.  The board focused on the exchange ratio of .84 since that ratio would be sufficient to bring the implied price of CNB shares above $20 per share based upon the 30 day trading average of Bridge Bancorp.

Representatives of Bridge Bancorp and CNB discussed the potential business combination between the two parties during the first two weeks in August, but were unable to come to an agreement and the discussions ceased.

Mr. Lubow and representatives of Raymond James continued to meet and set up meetings with other potential acquirers.

On the afternoon of November 4, 2014, a representative of RBC called a representative of Raymond James and informed him that with the recent increase in the price of Bridge Bancorp stock and the third quarter results of CNB, Bridge Bancorp was prepared to offer an exchange ratio of .77.  After discussions among Mr. Lubow, Mr. Lindenbaum and a representative of Raymond James, it was determined to respond to Bridge Bancorp with a proposed exchange ratio of .81.  During the ensuing week after further discussions between the investment bankers, Bridge Bancorp increased its exchange ratio to .79 of a share of Bridge Bancorp for each share of CNB.

The board of CNB, together with representatives of Raymond James, met in a special session on the evening of November 11, 2014 to hear about the renewed offer from Bridge Bancorp and to discuss the merits of remaining independent.  Representatives of Raymond James made a presentation to the board.  The presentation again included a list of other likely acquirers and the prospects for CNB remaining independent.  The presentation also showed the impact if Bridge Bancorp increased the exchange ratio to .79 or .81.  Mr. Lubow noted that there were many issues to discuss and decide upon relative to any merger transaction.  A lengthy discussion ensued focusing on the ability of CNB to remain independent and continue its balance sheet and EPS growth and concerning the exchange ratio.  At the end of the discussion the board voted to authorize Mr. Lubow and representatives of Raymond James to continue the discussions with Bridge Bancorp.

On November 14, 2014 representatives of Bridge Bancorp sent representatives of CNB an indication of interest and a due diligence list.  The indication of interest offered an exchange ratio of .79, offered one seat on the Bridge Bancorp board of directors and expressed a willingness to discuss a second seat.  The indication of interest required a 30 day exclusivity period for Bridge Bancorp to conduct due diligence during which CNB was not to have discussions with other potential acquirers.  Discussions continued between Bridge Bancorp and CNB.  On November 18, 2014 Bridge Bancorp and CNB executed a confidentiality agreement.

On November 20, 2014 the board, at its regularly scheduled board meeting, set aside a block of time to discuss the Bridge Bancorp indication of interest.  The board invited representatives of Raymond James and CNB’s outside legal counsel, Day Pitney LLP, to the meeting.  Representatives of Raymond James participated by conference call.  Legal counsel, who attended the meeting in person, presented the board a summary of their fiduciary duties and responsibilities in the context of a business combination transaction.  A representative of Raymond James reviewed the history of communications since the beginning of the year with other potentially interested parties, noting that he had informally contacted some of them and that only a few expressed that they would be interested in immediately pursuing an acquisition at that time.  He noted that those that expressed a possible interest may not be willing or able to make an offer as beneficial to CNB shareholders as that of Bridge Bancorp.  In that discussion the representative of Day Pitney noted that Mr. Lindenbaum, through his fund, Basswood Capital Partners, was a significant holder of Bridge Bancorp shares, owning 820,144 shares worth approximately $19.4 million as of September 30, 2014 based on public filings by Basswood.  At the suggestion of counsel, the board resolved to allow Mr. Lindenbaum to participate in merger discussions with the rest of the board, but that Mr. Lindenbaum would be dismissed at some point in the discussion and would be not be permitted to vote on the proposal or be present during such vote.  The board discussed the proposed transaction with Bridge Bancorp extensively without Mr. Lindenbaum in the room.  Following this lengthy discussion, the board voted not to execute the exclusivity agreement but to continue the discussions with Bridge Bancorp.  Mr. Lubow stated that during the pendency of the negotiations with Bridge Bancorp, he would continue to have meetings with other potentially interested parties.

On November 21, Luse Gorman, PC counsel to Bridge Bancorp sent a draft of a definitive merger agreement and a draft due diligence list to Day Pitney.  The draft called for all CNB employee and director options to be converted to Bridge Bancorp options, provided for a break-up fee of $5.8 million payable under certain circumstances.  The draft did not specify how many board seats CNB would receive.  The draft further contained numerous provisions regarding the treatment of CNB employees and the treatment of the executive officers who had change in control agreements with CNB.  The draft merger agreement also contained a walk-away provision which allowed CNB to terminate the merger agreement if Bridge Bancorp’s shares declined by 20% more than the shares of an index of local banks.  On that same date, representatives of Raymond James sent a reverse due diligence list to Bridge Bancorp.

During the period from November 21, 2014 to December 4, 2014 the parties performed due diligence on each other.  CNB set up and populated a virtual data room for Bridge Bancorp to review materials.  On November 26, 2014, management of Bridge Bancorp met at the offices of CNB to review certain CNB loan files and other information requested by Bridge Bancorp.  The due diligence continued through Sunday, November 30.

During this period, the parties also negotiated the merger agreement including the provisions regarding the treatment of CNB stock options, the threshold for the walkaway trigger and issues regarding the treatment of CNB employees  On November 29, 2014, Day Pitney sent a revised version of the merger agreement to Luse Gorman.  The Day Pitney revisions, among other things, called for four CNB directors to join the Bridge Bancorp board, reduced the termination fee to $4.4 million, and called for the walkaway to be triggered if Bridge Bancorp stock dropped by more than 15% than the Nasdaq Stock Bank Index.

On December 1, 2014, Luse Gorman sent Day Pitney a revised draft merger agreement.  Although there remained several open issues, Bridge Bancorp agreed to reduce the termination fee to $5.1 million, made technical changes to the walkaway right and made other legal changes.

During CNB’s regular board meeting on December 4, 2014 Day Pitney provided the board with a summary of the terms of the merger agreement.  The board discussed the terms of the merger agreement in detail and asked questions of legal counsel.  At some point in the meeting, Mr. Lindenbaum was asked to leave the discussion.  Due to ongoing negotiations related to Mr. Lubow’s change in control agreement, Mr. Lubow was also asked to leave the room.  The Board discussed the terms of the merger and Mr. Lindenbaum’ s position as a shareholder of both CNB and Bridge Bancorp.  With respect to issues on the management contracts, the board authorizing hiring counsel for all five officers with contracts, including Mr. Lubow, to negotiate changes with counsel for Bridge Bancorp.  Mr. Lubow and Mr. Lindenbaum rejoined the meeting.  As the discussion continued, Mr. Lubow and Mr. Lindenbaum reported on a meeting they had with the President and CEO of Bridge Bancorp, Mr. O’Conner, in which, among other things, they were led to believe that the Bridge Bancorp board was opposed to more than two directors being added.

During the following week, each side conducted further due diligence.  Bridge Bancorp made a number of changes to the draft merger agreement during the week in response to changes requested by CNB representatives.  In a revised version sent on December 7, 2014 Bridge Bancorp reduced the termination fee to $5.0 million. An agreement was also reached as to the treatment of CNB stock options.  Bridge Bancorp agreed to provide officers and other employees who had options outstanding at the closing with the right to be paid the in the money value of such options in cash, in Bridge Bancorp stock, or 40% in cash and 60% in Bridge Bancorp stock.  Bridge Bancorp also required that director options outstanding at the closing be exchanged for Bridge Bancorp stock based upon the options’ in the money value.  Bridge Bancorp agreed that the walk-away right would be triggered if Bridge Bancorp stock dropped by 17.5% more than the Nasdaq Bank Stock Index.

At a special meeting of the CNB board held on December 12, 2014, legal counsel again presented to the CNB board of directors a summary of their fiduciary duties and responsibilities in the context of a business combination transaction.  Prior to the meeting, legal counsel provided to management for posting to directors the current version of the merger agreement and a revised summary of the terms of the merger agreement.  Legal counsel and representatives of Raymond James reviewed the changes in the merger agreement.  The board again heard that Bridge Bancorp was offering no more than two director seats on the Bridge Bancorp board.  The board discussed the number of directors from CNB that should join the Bridge Bancorp board.  Mr. Lindenbaum described his meeting with the Chairwoman of the Bridge Bancorp board, suggesting that the Bridge Bancorp board was opposed to more than two directors.  Nonetheless, the board asked its advisors to go back with the request for three directors.  The board heard briefly about the status of the officer contracts.

A brief telephone update was held for the board on December 13, 2014.  The board heard from Mr. Lubow and legal counsel and representatives of Raymond James on Bridge Bancorp’s continued rejection of the request for the three board seats.

On the afternoon of December 14, 2014, CNB’s board of directors held a special meeting to consider the proposed definitive merger agreement and ancillary documents.  Representatives of Raymond James and Day Pitney also attended the meeting.  Legal counsel reviewed with the board of directors the proposed definitive merger agreement and related documents, copies of which were delivered to each director before the meeting.  At this meeting, Raymond James reviewed the financial aspects of the proposed merger.  Representatives of Raymond James stated they were prepared to render an opinion to the CNB board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Raymond James as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of CNB common stock.  Matthew Lindenbaum and representatives of Raymond James were asked to leave the room.  The directors, other than Mr. Lindenbaum, together with management and legal counsel, discussed the merger, its possible benefits and the possible advantage of the CNB remaining independent.  The directors present at the meeting, other than Mr. Lindenbaum, discussed the merger and then voted unanimously to approve the merger agreement.  Mr. Lindenbaum and representatives of Raymond James were invited back into the meeting.  Following further discussion, CNB’s board of directors, with Mr. Lindenbaum voting, unanimously approved the merger agreement and authorized and directed management to execute and deliver the merger agreement.

Recommendation of the CNB Board of Directors and Reasons for the Merger

In reaching its decision to adopt the merger agreement, and approve the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders adopt the merger agreement, the

CNB board evaluated the merger in consultation with CNB’s management, as well as CNB’s independent financial and legal advisors, and considered a number of factors, including the following material factors:

•                  the CNB board’s familiarity with and review of CNB’s business, financial condition, results of operations and prospects, including, but not limited to, its business plan and its potential for growth, development, productivity and profitability;

•                  the current and prospective environment in which CNB operates, including national and local economic conditions, the competitive environment for financial institutions generally, the increased regulatory burden on financial institutions generally and the trend toward consolidation in the financial services industry;

•                  the CNB board’s belief that CNB needs to grow to be in a position to deliver a competitive return to its shareholders;

•                  the CNB board’s review, with the assistance of CNB’s management and legal and financial advisors, of strategic alternatives to the merger, including the possibility of remaining independent;

•                  the CNB board’s review, based in part on the due diligence performed by CNB in connection with the transaction, of Bridge Bancorp’s business, financial condition, results of operations and management; the recent performance of Bridge Bancorp’s common stock on both a historical and prospective basis; the strategic fit between the parties; the potential synergies expected from the merger; the geographic fit between CNB’s and Bridge Bancorp’s service areas; and the business risks associated with the merger;

•                  the expectation that the merger will provide holders of CNB common stock the opportunity to receive a significant premium over the historical trading prices for their shares and that the exchange of Bridge Bancorp shares for CNB shares will be tax-free for federal income tax purposes;

•                  the expected pro forma financial impact of the transaction, taking into account anticipated cost savings and other factors, on both CNB shareholders and Bridge Bancorp shareholders;

•                  the CNB board’s expectation that the combined company will have a strong capital position upon completion of the transaction;

•                  the structure of the transaction as a stock-for-stock merger following which CNB’s existing shareholders will continue to participate in the future success of the combined company and reap the benefits of any synergies achieved or any future transactions that might be pursued by the combined company;

•                  the fact that the exchange ratio is fixed, which the CNB board believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•                  the fact that CNB may terminate the merger agreement in the event that the trading price of Bridge Bancorp’s common stock drops by more than 17.5% both on an absolute basis and in relation to an index of bank stocks;

•                  the lack of prospects for a superior offer for a strategic combination;

•                  the CNB board’s review with its legal and financial advisors of the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and termination fee provisions;

•                  the opinion, dated December 14, 2014, of Raymond James to the CNB board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CNB common stock of the exchange ratio in the merger, as more fully described below under “—Fairness Opinion of CNB’s Financial Advisor” on page 103;

•                  the similarity between CNB’s and Bridge Bancorp’s management philosophies, approaches and commitments to the communities, customers and shareholders they each serve and their respective employees;

•                  the effects of the merger on CNB’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Bridge Bancorp;

•                  the impact of the merger on depositors, customers and communities served by CNB and the expectation that the combined entity will continue to provide quality service to the communities and customers currently served by CNB; and

•                  Bridge Bancorp’s agreement, upon the closing of the merger, to appoint two individuals who are directors of CNB as directors of Bridge Bancorp and Bridgehampton Bank, which is expected to provide a degree of continuity and involvement by CNB’s board following the merger and enhance the likelihood that the strategic benefits that CNB expects to achieve as a result of the merger will be realized.

The CNB board also considered potential risks relating to the merger, including the following:

•                  the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•                  the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on CNB’s business and relations with customers, service providers and other stakeholders, whether or not the merger is completed;

•                  the merger agreement provisions generally requiring CNB to conduct its business in the ordinary course and the other restrictions on the conduct of CNB’s business prior to completion of the merger, which may delay or prevent CNB from undertaking business opportunities that may arise pending completion of the merger;

•                  with stock consideration based on a fixed exchange ratio, the risk that the consideration to be paid to CNB shareholders could be adversely affected by a decrease in the trading price of Bridge Bancorp common stock during the pendency of the merger;

•                  expected benefits and synergies sought in the merger, including cost savings and Bridge Bancorp’s ability to successfully market its financial products to CNB’s customers, may not be realized or may not be realized within the expected time period;

•                  the challenges of integrating the businesses, operations and employees of CNB and Bridge Bancorp;

•                  certain provisions of the merger agreement prohibit CNB from soliciting, and limit its ability to respond to, proposals for alternative transactions;

•                  CNB’s obligation to pay Bridge Bancorp a termination fee of $5 million in certain circumstances, as described in the section entitled “—Termination; Amendment; Waiver” on page 137, may deter others from proposing an alternative transaction that may be more advantageous to CNB’s shareholders;

•                  that CNB’s directors and executive officers may have interests in the merger that are different from or in addition to those of its shareholders generally, as described in the section entitled “— Interests of CNB’s Directors and Officers in the Merger that are Different From Yours” on page 130; and

•                  the other risks described in the section entitled “Risk Factors” beginning on page 31 and the risks of investing in Bridge Bancorp common stock identified in the Risk Factors sections of Bridge Bancorp’s periodic reports filed with the SEC and incorporated by reference herein.

The discussion of the information and factors considered by the CNB board is not exhaustive, but includes the material factors considered by the CNB board. In view of the wide variety of factors considered by the CNB board in connection with its evaluation of the merger and the complexity of these matters, the CNB board did not attempt to quantify, rank, or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Furthermore, in considering the factors described above, individual members of the CNB board may have given different weights to different factors. The CNB board evaluated the factors described above and reached the unanimous decision that the merger was in the best interests of CNB and its shareholders. The CNB board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the CNB board concluded that the potential positive factors outweighed the potential risks of completing the merger. It should be noted that this explanation of the CNB board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements” beginning on page 35.

On the basis of these considerations, the CNB Board of Directors unanimously adopted and approved the merger agreement and the transactions contemplated by the merger agreement.

The CNB Board of Directors unanimously recommends that CNB shareholders vote “FOR” the approval of the merger proposal and other merger-related proposals.

Fairness Opinion of CNB’s Financial Advisor

CNB informally retained Raymond James in November 2014 as financial advisor and on December 10, 2014 the parties entered into an engagement letter. Pursuant to that engagement, the CNB board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the Unaffiliated Shareholders of the exchange ratio to be received by such holders pursuant to the merger agreement.

At the December 14, 2014 meeting of the CNB board of directors, representatives of Raymond James rendered its oral opinion, which was confirmed by delivery of a written opinion to the CNB board of directors  dated December 14, 2014, as to the fairness, as of such date, from a financial point of view, to the Unaffiliated Shareholders of the exchange ratio provided for in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix B to this joint proxy statement prospectus. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion.

Raymond James provided its opinion for the information of the CNB board of directors (in its capacity as such) in connection with its consideration of the proposed merger and its opinion only addresses whether the exchange ratio provided for in the merger pursuant to the merger agreement was fair, from a financial point of view, to the Unaffiliated Shareholders.  The opinion of Raymond James does not address any other term, aspect or implication of the merger agreement, the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise.  The Raymond James opinion does not constitute a recommendation to the CNB board of directors, any shareholder of CNB or any other party regarding how the CNB board of directors, such shareholder or any other party should vote or otherwise act on any matter related to the proposed merger.  In addition, pursuant to the terms of its engagement letter with CNB, the Raymond James opinion should not be construed as creating any fiduciary duty on the part of Raymond James to any such party, regardless of any prior or ongoing advice or relationships.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•                  reviewed a draft, dated December 12, 2014, of the merger agreement;

•                  reviewed the audited financial statements for each of CNB and Bridge Bancorp for the years ended December 31, 2011, 2012 and 2013 and the unaudited financial statements for the quarter ended September 30, 2014 for each of CNB and Bridge Bancorp;

•                  reviewed certain other publicly available information regarding each of CNB and Bridge Bancorp;

•                  reviewed and discussed with members of the senior management of CNB and Bridge Bancorp and certain of their representatives and advisors certain information regarding the historical and current financial and operating performance of CNB and Bridge Bancorp as provided by CNB and Bridge Bancorp respectively, certain financial forecasts regarding the future financial results and condition of CNB prepared by CNB’s senior management, which we refer to as the “CNB financial forecasts,” and certain financial forecasts regarding the future financial results and condition of Bridge Bancorp prepared by Bridge Bancorp’s senior management, which we refer to as the “Bridge Bancorp financial forecasts”;

•                  reviewed comparative financial and operating data on the banking industry, CNB, Bridge Bancorp and selected public companies we deemed to be relevant; and

•                  performed such other analyses and reviewed such other information relating to CNB, Bridge Bancorp and the merger as Raymond James deemed relevant.

With CNB’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by or on behalf of CNB, Bridge Bancorp or any other party, as well as publicly available information, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. In addition, Raymond James did not receive or review any individual credit files, nor did Raymond James make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of CNB or Bridge Bancorp or any of their respective subsidiaries, and Raymond James was not furnished with any such evaluations or appraisals. Raymond James is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, Raymond James assumed that such allowances for losses were in the aggregate adequate to cover such losses.  With respect to the CNB financial forecasts, Raymond James was advised by CNB and assumed that the CNB financial forecasts were reasonably prepared in good faith and reflected the best currently available estimates, judgments and assumptions of the management of CNB as to the future financial performance of CNB.  With respect to the Bridge Bancorp financial forecasts, Raymond James was advised by Bridge Bancorp and Raymond James assumed that the Bridge Bancorp financial forecasts were reasonably prepared in good faith and reflected the best currently available estimates, judgments and assumptions of the management of Bridge Bancorp as to the future financial performance of Bridge Bancorp.  Raymond James was authorized by CNB to rely upon such forecasts and other information and data, including without limitation the CNB financial forecasts and the Bridge Bancorp financial forecasts, and Raymond James expressed no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared.  Raymond James assumed that each party to the merger agreement would advise it promptly if any information previously provided to it became inaccurate or was required to be updated during the period of its review.  Raymond James assumed that the final form of the merger agreement, when executed by the parties to the merger agreement, would conform to the draft reviewed by Raymond James in all respects material to its analyses, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any terms or conditions thereto and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the merger, no delay, limitations, restrictions or conditions would be imposed that would have an adverse effect on CNB, Bridge Bancorp or the contemplated benefits of the merger.

The opinion of Raymond James was based upon market, economic, financial and other circumstances and conditions existing and known to Raymond James as of the date of its opinion.  Although subsequent developments could affect its opinion, Raymond James has no obligation to update, revise or reaffirm its opinion.  Raymond James expressed no opinion as to the underlying business decision of the CNB board of directors to effectuate the merger, the structure, legal, tax accounting or regulatory aspects or consequences of the merger or the availability or advisability of any alternatives to the merger.  Raymond James relied upon, without independent verification, the assessment by the respective managements of CNB and Bridge Bancorp and their legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation, that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Raymond James did not express any opinion as to the value of CNB common stock or Bridge Bancorp common stock following the announcement of the proposed merger, the value of Bridge Bancorp common stock following the consummation of the merger, or the prices at which shares of CNB common stock or Bridge Bancorp common stock may be purchased or sold at any time, which in each case, may vary depending on numerous factors, including factors outside of the control of CNB and Bridge Bancorp. With CNB’s consent, Raymond James assumed that the shares of Bridge Bancorp common stock to be issued in the merger would be freely tradable on the NASDAQ Global Select Market.

Raymond James’ opinion is limited to the fairness, from a financial point of view, to the Unaffiliated Shareholders, of the exchange ratio provided for in the merger pursuant to the merger agreement including, without limitation, the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the merger, or class of such persons, relative to the exchange ratio or otherwise.

Financial Analyses

The following summarizes the material financial analyses that were reviewed by Raymond James with the CNB board of directors at its meeting on December 14, 2014 and that were considered by Raymond James in rendering its opinion. No company used in the analyses described below is identical or directly comparable to CNB or Bridge Bancorp.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of thirteen major exchange traded banks that it deemed relevant, including:

•                       Flushing Financial Corp.

•                       Lakeland Bancorp

•                       ConnectOne Bancorp, Inc.

•                       First of Long Island Corp.

•                       Peapack-Gladstone Financial

•                       Suffolk Bancorp

•                       BCB Bancorp Inc.

•                       Unity Bancorp Inc.

•                       1st Constitution Bancorp

•                       Two River Bancorp

•                       Bancorp of New Jersey Inc.

•                       Stewardship Financial Corp.

•                       Sussex Bancorp

Raymond James calculated various financial multiples for each company, including (i) price per share compared to earnings per share for the most recent actual twelve months results ended September 30, 2014, referred to as “TTM,” as well as to Wall Street research analysts’ projected earnings per share for the selected companies for calendar years ending December 31, 2015 and 2016, referred to as “CY15” and “CY16” and (ii) price per share compared to tangible book value, referred to as “TBV,”  per share as of September 30, 2014. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies. The results of the selected public companies analysis are summarized below:

	Price / EPS						Price / TBV per Share
	TTM		CY15E		CY16E		9/30/2014
Mean	15.4	x	12.7	x	11.6	x	123.0%
Median	15.1	x	12.6	x	11.9	x	114.1%
Minimum	11.8	x	9.8	x	10.3	x	68.5%
Maximum	20.2	x	15.5	x	13.3	x	190.9%

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to the actual and projected financial results of both CNB and Bridge Bancorp.  The mean and median of the implied equity prices per share indicated by this analysis were then used to impute a range of exchange ratios for each of the metrics listed below.  The results of this are summarized below:

	Bridge Bancorp		CNB		Implied Exchange Ratio
	Mean	Median	Mean	Median	Low / High		High / Low
Price / TBV per Share	$17.27	$16.02	$14.11	$13.09	0.7582	x	0.8808	x
Price / TTM EPS	17.74	17.42	9.87	9.69	0.5466	x	0.5667	x
Price / 2015E EPS	24.15	24.07	11.01	10.98	0.4546	x	0.4574	x
Price / 2016E EPS	25.03	25.86	11.86	12.25	0.4586	x	0.4893	x

Exchange Ratio							0.7900	x

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of the projected free cash flows of both CNB and Bridge Bancorp for the years ending December 31, 2014 through 2019 on a standalone basis. Raymond James used tangible common equity in excess of a target ratio of 8.0% for free cash flow.

The discounted cash flow analysis was based on the CNB financial forecasts and the Bridge Bancorp financial forecasts. Multiples, ranging from 14.0x to 16.0x of calendar year 2019 net income and 120.0% to 140.0% of 2019 fiscal year end tangible book value were applied in order to derive ranges of terminal values for both CNB and Bridge Bancorp in 2019.

The projected free cash flows and terminal values were discounted using rates ranging from 14.4% to 16.4%.  The resulting range of present equity values was divided by the number of diluted shares outstanding for each institution in order to arrive at a range of present values per CNB and Bridge Bancorp share. Raymond James reviewed the implied exchange ratios derived in the discounted cash flow analysis and compared them to the exchange ratio. The results of the discounted cash flow analysis are summarized below:

	Implied Equity Value		Implied Exchange Ratio
	Bridge Bancorp	CNB	Low / High	High / Low
TBV Terminal Multiple Low	$11.94	$7.42	0.5125x	0.8254x
TBV Terminal Multiple High	14.47	9.86
Net Income Terminal Multiple Low	21.01	7.48	0.2929x	0.4618x
Net Income Terminal Multiple High	25.55	9.70

Exchange Ratio			0.7900x

Contribution Analysis. Raymond James analyzed the relative contribution of CNB and Bridge Bancorp to the pro forma market capitalization, and various pro forma balance sheet and income statement items, of the combined company. Raymond James used balance sheet data for CNB and Bridge Bancorp as of September 30, 2014, actual results for TTM September 30, 2014 net income, and management estimates for December 31, 2015 and December 31, 2016 net income. The results of this analysis are summarized below:

	CNB	Bridge Bancorp	Implied Exchange Ratio
Market Capitalization	28.1%	71.9%	0.6545	x
Total Assets	29.9%	70.1%	0.7140	x
Gross Loans Held for Investment	37.6%	62.4%	1.0096	x
Total Deposits	31.4%	68.6%	0.7671	x
Core Deposits	29.5%	70.5%	0.7020	x
Tangible Common Equity	31.9%	68.1%	0.7842	x
TTM Net Income	25.0%	75.0%	0.5569	x
2015E Net Income	21.6%	78.4%	0.4603	x
2016E Net Income	22.2%	77.8%	0.4781	x

Exchange Ratio			0.7900	x

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of CNB.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of CNB. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the CNB board of directors (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of CNB common stock of the exchange ratio provided for in the merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.  The opinion of Raymond James was one of many factors taken into account by the CNB board in making its determination to approve the merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the CNB board of directors’ or CNB management’s views with respect to CNB or the merger.  Raymond James provided financial advice to CNB board of directors with respect to the proposed transaction.  Raymond James did not, however, recommend any specific amount of consideration to the CNB board of directors or that any specific exchange ratio constituted the only appropriate consideration for the merger.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on December 14, 2014, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James has no obligation to update, revise or reaffirm the opinion at any later date.

Raymond James and its affiliates have in the past provided and are currently providing investment banking and other financial services to Bridge Bancorp for which Raymond James or its affiliates have received, or would expect to receive, compensation, including, during the past two years, having provided advisory services to Bridge Bancorp with respect to portfolios of fixed income securities held or managed by Bridge Bancorp. Raymond James and its affiliates may provide investment banking, financial advisory and other financial services to CNB, Bridge Bancorp or certain of their respective affiliates in the future, for which Raymond James and such affiliates may receive compensation.

Raymond James will receive a transaction fee currently estimated to be approximately $1.4 million for its services as financial advisor to CNB in connection with the merger, of which $150,000 became payable upon delivery of its opinion and the balance of which is contingent upon the closing of the merger. CNB also agreed to reimburse Raymond James for certain of its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James and certain related parties against certain liabilities arising out of its engagement.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of CNB and Bridge Bancorp for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Recommendation of the Bridge Bancorp Board of Directors and Reasons for the Merger

In reaching its decision to approve the merger agreement and the merger, and to recommend shareholder approval of the issuance of shares in connection with the merger and merger agreement, the Bridge Bancorp board of directors consulted with Bridge Bancorp management, as well as its independent financial and legal advisors, and considered a number of factors, including the following:

•                                          each of Bridge Bancorp’s, CNB’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Bridge Bancorp board of directors considered its view that CNB’s financial condition and asset quality are sound, that CNB’s business and operations complement those of Bridge Bancorp and that the merger would result in a combined company with a highly attractive loan portfolio and deposit mix. The board of directors further considered that CNB’s earnings and prospects, and the synergies potentially available in the proposed transaction, create the opportunity for the combined company to have superior future earnings and prospects compared to Bridge Bancorp’s earnings and prospects on a stand-alone basis;

•                                          the anticipated pro forma impact of the merger on the combined company, including the expected impact on financial metrics including earnings and tangible equity per share and on regulatory capital levels;

•                                          the proposed combination would continue Bridge Bancorp’s geographic expansion into the highly attractive markets of Nassau County, Queens County and Manhattan and the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•                                          the current and prospective environment in which Bridge Bancorp and CNB operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Bridge Bancorp both with and without the proposed transaction;

•                                          its review and discussions with Bridge Bancorp’s management and advisors concerning the due diligence examination of the business of CNB; and

•                                          the separate written opinions of each of RBC and Sandler O’Neill, Bridge Bancorp’s financial advisors, to the effect that and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the exchange ratio was fair, from a financial point of view, to Bridge Bancorp.

The foregoing discussion of the information and factors considered by the Bridge Bancorp board of directors is not intended to be exhaustive, but includes the material factors considered by the Bridge Bancorp board of directors. In reaching its decision to approve the merger agreement and the merger, the Bridge Bancorp board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Bridge Bancorp board of directors considered all these factors as a whole, including discussions with, and questioning of, Bridge Bancorp’s management and Bridge Bancorp’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The Bridge Bancorp Board unanimously recommends that the Bridge Bancorp shareholders vote “FOR” the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger as set forth in the merger agreement.

Fairness Opinion of RBC as Bridge Bancorp’s Financial Advisor

On December 12, 2014, RBC Capital Markets, LLC (“RBC”) rendered its written opinion to the board of directors of Bridge Bancorp that, as of that date and subject to the assumptions, qualifications, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to Bridge Bancorp. The full text of RBC’s written opinion dated December 12, 2014 is attached to this joint proxy statement/prospectus as Appendix C and constitutes part of this joint proxy statement/prospectus. RBC’s opinion was approved by RBC’s Fairness Opinion Committee. This summary of RBC’s opinion is qualified in its entirety by reference to the full text of the opinion. Bridge Bancorp urges holders of Bridge Bancorp common stock to read RBC’s opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by RBC.

RBC’s opinion was provided for the information and assistance of the board of directors of Bridge Bancorp in connection with its consideration of the merger. RBC’s opinion did not address the merits of Bridge Bancorp’s underlying decision to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which Bridge Bancorp might engage. RBC’s opinion and the analyses performed by RBC in connection with its opinion, as reviewed by the board of directors of Bridge Bancorp, were only two of many factors taken into consideration by the board of directors in connection with its evaluation of the merger. RBC’s opinion does not constitute a recommendation to any holder of Bridge Bancorp common stock as to how such holder should vote with respect to the adoption of the merger agreement or any other proposal to be voted upon by them in connection with the merger.

RBC’s opinion addressed solely the fairness of the exchange ratio, from a financial point of view, to Bridge Bancorp, and did not in any way address other terms or arrangements of the merger or the merger agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or entered into in connection with, the merger agreement, nor did it address, and RBC expressed no opinion with respect to, the solvency of Bridge Bancorp. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of Bridge Bancorp’s directors, officers or employees, or any class of such persons, relative to the compensation to be paid by Bridge Bancorp in the merger.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all the information that was publicly available to RBC and all of the financial, legal, tax, operating and other information provided to or discussed with RBC by Bridge Bancorp or CNB (including, without limitation, the financial statements and related notes thereto of each of Bridge Bancorp and CNB, respectively), and RBC did not assume responsibility for independently verifying, and did not independently verify, such information. RBC assumed, with the consent of the board of directors of Bridge Bancorp, that all Bridge Bancorp financial forecasts (as defined below) provided to RBC by Bridge Bancorp (including Bridge Bancorp financial forecasts provided to RBC by Bridge Bancorp with respect to certain cost savings and other synergies expected to be realized from the merger) were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Bridge Bancorp as to the future financial performance of Bridge Bancorp or CNB (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). RBC expressed no opinion as to those Bridge Bancorp financial forecasts or the assumptions on which they were based.

In rendering its opinion, RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of Bridge Bancorp or CNB, and RBC was not furnished with any such valuations or appraisals.  RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Bridge Bancorp or CNB.  RBC is not an expert in the evaluation of allowances for loan and lease losses and did not independently verify such allowances or review or examine any individual loan or credit files. RBC assumed, with Bridge Bancorp’s consent, that the aggregate allowances for loan and lease losses set forth in the financial statements of Bridge Bancorp and CNB are adequate to cover such losses.  RBC did not investigate, and made no assumption regarding, any litigation or other claims affecting Bridge Bancorp or CNB.

RBC assumed, with the consent of the board of directors of Bridge Bancorp, in all respects material to its analysis, that all conditions to the consummation of the merger will be satisfied without waiver thereof.  RBC further assumed, with the consent of the Bridge Bancorp board of directors, that the executed version of the merger agreement would not differ, in any respect material to its opinion, from the draft merger agreement that it received.

RBC’s opinion speaks only as of the date thereof, was based on the conditions as they existed and information which RBC was supplied as of the date thereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date.  RBC did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date thereof and does not have an obligation to update, revise or reaffirm its opinion.  RBC did not express any opinion as to the prices at which Bridge Bancorp common stock or CNB common stock have traded or would trade following the announcement of the merger nor the prices at which Bridge Bancorp common stock will trade following the consummation of the merger.

For the purposes of rendering its opinion, RBC undertook such review and inquiries as it deemed necessary or appropriate under the circumstances, including the following:

•                                          reviewed the financial terms of the draft merger agreement;

•                                          reviewed and analyzed certain publicly available financial and other data with respect to Bridge Bancorp and CNB and certain other relevant historical operating data relating to Bridge Bancorp and CNB made available to RBC from published sources and from the internal records of Bridge Bancorp;

•                                          reviewed and analyzed financial projections and forecasts of CNB prepared by Bridge Bancorp’s management, as well as certain publicly available consensus research estimates of financial projections and forecasts of Bridge Bancorp as a standalone entity, as directed by Bridge Bancorp’s management, as well as reviewed and analyzed certain assumptions relating to the future financial performance of Bridge Bancorp as a standalone entity extrapolated from such publicly available projections and forecasts provided by Bridge Bancorp’s management, as well as information with respect to certain synergies expected to be realized from the merger provided by Bridge Bancorp’s management (collectively, the “Bridge Bancorp financial forecasts”);

•                                          conducted discussions with members of the senior management of Bridge Bancorp and CNB, respectively, with respect to the business prospects and financial outlook of Bridge Bancorp and CNB as standalone entities as well as the strategic rationale and potential benefits of the merger;

•                                          reviewed Wall Street research estimates regarding the potential future performance of Bridge Bancorp and CNB as standalone entities;

•                                          reviewed the reported prices and trading activity for Bridge Bancorp common stock and CNB common stock; and

•                                          performed other studies and analyses as RBC deemed appropriate.

Set forth below is a summary of the material financial analyses performed by RBC in connection with the rendering of its opinion, as delivered to the board of directors of Bridge Bancorp in connection with its meeting on December 12, 2014. The order of analyses described does not represent relative importance or weight given to those analyses by RBC. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the summary of the analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.

For purposes of its analyses, RBC reviewed a number of financial and operating metrics, including:

•                                          Tangible Book Value, which means a company’s total book value less the value of any intangible assets, including goodwill (“TBV”); and

•                                          Core Deposit Premium, which means the quotient of (i) the equity value of a company less TBV and (ii) aggregate core deposits, expressed as a percentage (“CDP”).

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing price of Bridge Bancorp common stock and CNB common stock and the closing prices of the selected bank holding companies as of December 11, 2014, (ii) historical financial and operating data for Bridge Bancorp, CNB and the selected companies based on publicly available information for each company as of December 11, 2014, and (iii) transaction values and CDPs for the target companies derived from the selected transactions analysis described below, calculated as of the announcement date of the relevant transaction based on the estimated purchase prices announced on such date for the selected transactions. Accordingly, this information may not reflect current or future market conditions. The calculations of TBV and CDP were as of September 30, 2014. 2015 earnings estimates for Bridge Bancorp, CNB and the selected companies were based on consensus Wall Street research estimates available as of December 11, 2014.  For the purposes of certain analyses described below, the term “implied per share consideration” refers to the implied per share value of the merger consideration of $20.26 based on the exchange ratio of 0.79 shares of Bridge Bancorp common stock per share of CNB common stock and the closing price of Bridge Bancorp common stock as of December 11, 2014 of $25.65.

CNB Financial Analysis

Public Company Analysis. RBC reviewed certain financial and operating information and implied trading multiples for selected publicly-traded companies as compared to the corresponding information and implied trading multiples for CNB. In choosing the selected companies, RBC considered publicly traded banks and thrifts in the New York City metropolitan statistical area with (i) assets ranging from $500 million to $4.0 billion, (ii) a ratio of non-performing assets of less than three percent and (iii) a ratio of tangible common equity to tangible assets of less than 13.0%. RBC excluded mutual holding companies as well as targets of pending mergers.

In this analysis, RBC compared (i) multiples of implied price per share of common equity to TBV, (ii) multiples of implied price per share of common equity to 2015 estimated earnings per share (“EPS”) and (iii) CDP. The list of selected companies and the related high, median and low multiples and percentages for such selected companies and for CNB are as follows:

Selected Companies

•                  Lakeland Bancorp

•                  ConnectOne Bancorp, Inc.

•                  First Long Island Corp.

•                  Peapack-Gladstone Financial

•                  OceanFirst Financial Corp.

•                  Bridge Bancorp Inc.

•                  Suffolk Bancorp

•                  Unity Bancorp Inc.

•                  1st Constitution Bancorp

•                  Bancorp of New Jersey Inc.

	Price/ TBV		Price/ 2015 EPS		Core Deposit Premium
High	1.94	x	16.3	x	12.5%
Median	1.37	x	12.9	x	4.3%
Low	0.99	x	9.8	x	-0.3%

CNB as of 12/11/2014	1.51	x	19.3	x	6.2%
CNB at Implied Per Share Consideration	1.77	x	22.6	x	9.4%

From this data, RBC selected an implied per share common equity reference range for CNB common stock using TBV multiples of 0.99x-1.94x, 2015 estimated EPS multiples of 9.8x-16.3x and CDP percentages of -0.3%-12.5%. This analysis indicated the following implied per share common equity reference range for CNB common stock, as compared to the implied per share consideration:

Implied Per Share Common Equity Reference Range for CNB based on:
TBV	2015 Estimated EPS	Core Deposit Premium	Implied Per Share Consideration
$11.30 - $22.24	$8.80 - $14.59	$11.22 - $23.22	$20.26

Selected Transactions Analysis.  RBC reviewed certain implied transaction multiples and percentages for a set of precedent merger and acquisition transactions as compared to the corresponding implied transaction multiples and percentages for the merger. In selecting these precedent transactions, RBC considered mergers and acquisitions in the Northeast and Mid-Atlantic regions publicly announced from 2012 to present with (i) target assets ranging from $500 million to $4.0 billion, (ii) a ratio of non-performing assets to assets of less than three percent, and (iii) a ratio of tangible common equity to tangible assets of less than 13.0%. RBC excluded from its analysis merger of equals transactions as well as transactions for which implied transaction values were undisclosed.

In this analysis, RBC compared (i) multiples of implied price per share of common equity to TBV, (ii) multiples of implied price per share of LTM core earnings and (iii) CDP. The list of selected transactions and the related high, median and low multiples and percentages for such selected transactions and for CNB are as follows:

Announcement Date	Acquiror	Target
November 5, 2014	Sterling Bancorp	Hudson Valley Holding Corp.
November 4, 2014	Berkshire Hills Bancorp Inc.	Hampden Bancorp Inc.
October 30, 2014	S&T Bancorp Inc.	Integrity Bancshares Inc.
October 29, 2014	WesBanco Inc.	ESB Financial Corp.
June 4, 2014	National Penn Bancshares Inc.	TF Financial Corp.
March 4, 2014	Eastern Bank Corp.	Centrix Bank & Trust
December 20, 2013	Provident Financial Services	Team Capital Bank
June 14, 2013	F.N.B. Corp.	BCSB Bancorp Inc.
October 8, 2012	NBT Bancorp Inc.	Alliance Financial Corp.
July 19, 2012	WesBanco Inc.	Fidelity Bancorp Inc.
June 14, 2012	Investors Bancorp Inc. (MHC)	Marathon Banking Corporation
May 31, 2012	United Financial Bancorp	New England Bancshares
May 1, 2012	Independent Bank Corp.	Central Bancorp Inc.
January 26, 2012	Tompkins Financial Corporation	VIST Financial Corp.

	Price/ TBV		Price/ LTM Core Earnings		Core Deposit Premium
High	2.65	x	56.4	x	18.4%
Median	1.70	x	19.9	x	8.1%
Low	1.17	x	16.8	x	1.3%

CNB at Implied Per Share Consideration	1.77	x	31.5	x	9.4%

From this data, RBC selected an implied per share common equity reference range for CNB common stock using TBV multiples of 1.17x-2.65x, LTM core earnings multiples of 16.8x-56.4x and CDP percentages of 1.3%-18.4%.  This analysis indicated the following implied per share common equity reference range for CNB common stock, as compared to the implied per share consideration:

Implied Per Share Common Equity Reference Range for CNB based on:
TBV	LTM Core Earnings	Core Deposit Premium	Implied Per Share Consideration
$13.45 - $30.43	$10.78 - $36.30	$12.69 - $28.69	$20.26

Discounted Cash Flow Analysis.  RBC performed discounted cash flow analyses of CNB by calculating the estimated net present value of the unlevered, after-tax free cash flows of CNB available for dividends through 2019, based on the Bridge Bancorp financial forecasts.  RBC performed such discounted cash flow analyses both on a standalone basis (the “CNB Standalone DCF”) and including the value of the synergies projected to result from the merger as provided by management of Bridge Bancorp (the “CNB Cost Savings DCF”).  The CNB DCFs assumed a ratio of target tangible common equity to tangible assets of 7.5%, and an opportunity cost of cash of 2.00%. The CNB Cost Savings DCF assumed cost savings equal to 35% of CNB’s non-interest expense, 43% of which was projected to be phased in during 2015, and 100% of which was projected to be achieved during 2016 and thereafter.

RBC performed each of the CNB Standalone DCF and the CNB Cost Savings DCF analysis using discount rates ranging from 12.5% to 15.5%, based on an estimated cost of equity using the capital asset pricing model (“CAPM”), inclusive of an equity size premium, and a terminal value at the end of the forecast period, using terminal multiples ranging from 12.0x to 15.0x estimated 2019 earnings. The terminal multiples were selected based on a review of the multiples of 2015 earnings for the selected public companies referred to above. The CNB Standalone DCF and the CNB Cost Savings DCF indicated the following implied per share common equity reference ranges, as compared to the implied per share consideration:

For CNB based on Standalone DCF Implied Per Share Common Equity Reference Range	For CNB based on Cost Savings DCF Implied Per Share Common Equity Reference Range	Implied Per Share Consideration
$13.21 - $18.12	$21.66 - $29.31	$20.26

Bridge Bancorp Financial Analysis

Public Company Analysis. RBC reviewed certain financial and operating information and implied trading multiples for selected publicly-traded companies as compared to the corresponding information and implied trading multiples for Bridge Bancorp. In choosing the selected companies, RBC considered publicly traded banks and thrifts in the New York City metropolitan statistical area with assets of $1.0 billion to $5.0 billion and a ratio of tangible common equity to tangible assets of less than 13.0%. RBC excluded mutual holding companies as well as targets of pending mergers.

In this analysis, RBC compared (i) multiples of implied price per share of common equity to TBV, (ii) multiples of implied price per share of common equity to 2015 estimated EPS and (iii) CDP.  The list of selected companies and the related high, median and low multiples and percentages for such selected companies and for Bridge Bancorp are as follows:

Selected Companies

•                  Flushing Financial Corp.

•                  Dime Community Bancshares Inc.

•                  Lakeland Bancorp

•                  ConnectOne Bancorp, Inc.

•                  First of Long Island Corp.

•                  Peapack-Gladstone Financial

•                  OceanFirst Financial Corp.

•                  Suffolk Bancorp

	Price/ TBV		Price/ 2015 EPS		Core Deposit Premium
High	1.94	x	16.3	x	12.5%
Median	1.41	x	13.0	x	5.7%
Low	1.17	x	12.1	x	1.5%

Bridge Bancorp	1.83	x	13.5	x	7.9%

From this data, RBC selected an implied per share common equity reference range for Bridge Bancorp common stock using TBV multiples of 1.17x-1.94x, 2015 estimated EPS multiples of 12.1x-16.3x and CDP percentages of 1.5%-12.5%. This analysis indicated the following implied per share common equity reference range for Bridge Bancorp common stock, compared to the December 11, 2014 closing price of Bridge Bancorp common stock:

Implied Per Share Common Equity Reference Range for Bridge Bancorp based on:			Bridge Bancorp
TBV	2015 Estimated EPS	Core Deposit Premium	Common Stock on December 11, 2014
$16.37 - $27.21	$23.01 - $30.83	$16.11 - $31.67	$25.65

Discounted Cash Flow Analysis.  RBC performed a discounted cash flow analysis of Bridge Bancorp by calculating the estimated net present value of the unlevered, after-tax free cash flows of Bridge Bancorp available for dividends through 2019, based on the Bridge Bancorp financial forecasts.  RBC assumed a ratio of target tangible common equity to tangible assets of 7.5% and an opportunity cost of cash of 2.00%.

RBC performed the discounted cash flow analysis using discount rates ranging from 12.5% to 15.5% based on an estimated cost of equity using CAPM, inclusive of an equity size premium and, a terminal value at the end of the forecast period, using terminal multiples ranging from 13.0x to 16.0x estimated 2019 earnings. The terminal multiples were selected based on a review of the multiples of 2015 earnings for the selected public companies referred to above. The discounted cash flow analysis indicated the following implied per share common equity reference range, as compared to the December 11, 2014 closing price of Bridge Bancorp common stock:

Bridge Bancorp Implied Per Share Common Equity Reference Range	Bridge Bancorp Common Stock on December 11, 2014
$21.76 - $29.04	$25.65

Illustrative Pro Forma Analysis. RBC reviewed the potential pro forma effect of the merger on Bridge Bancorp’s 2015 and 2016 GAAP earnings. Estimated financial data for Bridge Bancorp and CNB were based on Bridge Bancorp financial forecasts. Based on the implied per share merger consideration as described above, this analysis indicated that:

1.              the merger could be approximately 6% accretive to 2015 GAAP earnings, and

2.              the merger could be approximately 10% accretive to 2016 GAAP earnings.

Implied Exchange Ratio Analysis

RBC calculated certain implied exchange ratio reference ranges for the merger.

Selected Publicly Traded Companies Exchange Ratio Analysis.  Based on the per share reference ranges for CNB common stock and Bridge Bancorp common stock implied by the selected publicly traded companies analyses described above, and the corresponding assumptions underlying each such analysis, RBC calculated implied exchange ratio reference ranges. In each case, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable CNB common stock implied per share reference range by the high end of the applicable Bridge Bancorp common stock implied per share reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable CNB common stock implied per share reference range by the low end of the applicable Bridge Bancorp common stock implied per share reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Price/TBV	0.4152x - 1.3584x	0.79	x
Price/2015 Estimated EPS	0.2854x - 0.6343x	0.79	x
Core Deposit Premium	0.3542x - 1.4414x	0.79	x

Selected Transactions Exchange Ratio Analysis.  Based on the per share reference ranges for CNB common stock and Bridge Bancorp common stock implied by the selected transactions analysis described above, and the corresponding assumptions underlying each such analysis, RBC calculated implied exchange ratio reference ranges. In each case, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable CNB common stock implied per share selected transactions reference range by the high end of the applicable Bridge Bancorp common stock implied per share selected publicly traded companies reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable CNB common stock implied per share selected transactions reference range by the low end of the applicable Bridge Bancorp common stock implied per share selected publicly traded companies reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Price/TBV	0.4945x - 1.8588x	0.79	x
Core Deposit Premium	0.4006x - 1.7812x	0.79	x

Discounted Cash Flow Exchange Ratio Analysis. Based on the per share reference ranges for CNB common stock and Bridge Bancorp common stock implied by the discounted cash flow analyses described above, and the corresponding assumptions underlying each such analysis, RBC calculated implied exchange ratio reference ranges. RBC calculated such implied exchange ratio reference ranges on both a standalone basis and together with attributing the value of the estimated synergies to CNB. In the scenario excluding estimated synergies, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable CNB common stock implied per share reference range by the high end of the applicable Bridge Bancorp common stock implied per share reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable CNB common stock implied per share reference range by the low end of the applicable Bridge Bancorp common stock implied per share reference range. In the scenario including the value of the synergies, the low end of the implied exchange ratio reference range was calculated by dividing the low end of the CNB Cost Savings DCF implied per share reference range by the high end of the Bridge Bancorp common stock implied per share standalone reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the CNB Cost Savings DCF implied per share reference range by the low end of the standalone Bridge Bancorp common stock implied per share reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Standalone	0.4549x - 0.8328x	0.79	x
With Value of Synergies	0.7459x - 1.3472x	0.79	x

Other Matters

RBC also noted for the board of directors of Bridge Bancorp certain additional factors that were provided for information purposes, including the following analyses:

Trading Range and Research Target Analysis for CNB

Trading Range.  RBC reviewed certain historical stock price information based on closing stock price information over the one year period ended December 11, 2014, for CNB common stock.  This review indicated the following historical stock price information for CNB common stock, as compared to the implied per share consideration.

Trading Period Prior to December 11, 2014	Stock Price
52 Week High	$17.95
52 Week Low	$13.16
Implied Per Share Consideration	$20.26

Analyst Range.  RBC reviewed a research report for CNB common stock published by one equity analyst in October 2014. In order to better compare the published stock price target with the per share consideration, RBC discounted such stock price target to present value (as of December 11, 2014), by applying, for a one year discount period, an illustrative discount rate of 14.75%, which was selected based on RBC’s professional judgment, using the midpoint of RBC’s calculation of CNB’s cost of equity as described above.  This calculation indicated a stock price target for CNB common stock of $16.56 per share.  Public market trading targets published by equity research analysts do not necessarily reflect current market trading prices for CNB common stock and these estimates are subject to uncertainties, including the future financial performance of CNB and future financial market conditions.

Trading Range and Research Target Analysis for Bridge Bancorp

Trading Range. RBC reviewed certain historical stock price information based on closing stock price information over the one year period ended December 11, 2014, for Bridge Bancorp common stock.  This review indicated the following historical stock price information for Bridge Bancorp common stock, as compared to the closing price of Bridge Bancorp common stock on December 11, 2014.

Trading Period Prior to December 11, 2014	Stock Price
52 Week High	$28.06
52 Week Low	$22.83
Closing price of Bridge Bancorp Common Stock on December 11, 2014	$25.65

Analyst Target Stock Price Range.  RBC reviewed research reports for Bridge Bancorp common stock published by five equity research analysts since October, 2014. Four of the analysts published twelve-month forward price targets for Bridge Bancorp common stock and were not discounted to present value.  In order to better compare the published stock price targets with the price of Bridge Bancorp common stock on December 11, 2014, RBC discounted such stock price targets to present value (as of December 11, 2014), by applying, for a one-year discount period, an illustrative discount rate of 14.75%, which was selected based on RBC’s professional judgment, using the midpoint of RBC’s calculations of Bridge Bancorp’s cost of equity as described above. This calculation indicated a range of stock price targets for Bridge Bancorp common stock of $23.53 to $26.14 per share.  Public market trading targets published by equity research analysts do not necessarily reflect current market trading prices for Bridge Bancorp common stock and these estimates are subject to uncertainties, including the future financial performance of Bridge Bancorp and future financial market conditions.

Implied Exchange Ratio Analysis

Reference Range Exchange Ratio Analysis.  Based on the per share reference ranges for CNB common stock and Bridge Bancorp common stock implied by the trading range and equity research analyst target stock price range analyses described above, and the corresponding assumptions underlying each such analysis, RBC calculated implied exchange ratio reference ranges. In the trading range scenario, the low end of the implied exchange ratio reference range was calculated by dividing the low end of the applicable CNB common stock implied per share reference range by the high end of the applicable Bridge Bancorp common stock implied per share reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the applicable CNB common stock implied per share reference range by the low end of the applicable Bridge Bancorp common stock implied per share reference range. In the equity research analyst target stock price range scenario, the low end of the implied exchange ratio reference range was calculated by dividing the CNB common stock implied price target by the high end of the Bridge Bancorp common stock implied per share reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the CNB common stock implied price target by the low end of the Bridge Bancorp common stock implied per share reference range.  The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Trading Range	0.4690x - 0.7862x	0.79	x
Analyst Range	0.6333x - 0.7037x	0.79	x

Overview of Analyses; Other Considerations

No single company or transaction used in the above analyses as a comparison was identical to Bridge Bancorp, CNB or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Several analytical methodologies were used by RBC, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBC were based on all the analyses and factors presented herein taken as a whole and also on application of RBC’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBC therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

Bridge Bancorp selected RBC to render to the board of directors of Bridge Bancorp its opinion based on its qualifications, expertise, reputation and knowledge of Bridge Bancorp’s business and affairs and its experience with community bank holding companies and the industry in which Bridge Bancorp operates. RBC has advised on numerous acquisitions of community bank holding companies.  RBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBC may act as a market maker and broker in the publically traded securities of Bridge Bancorp and/or CNB and receive customary compensation, and may also actively trade securities of Bridge Bancorp and/or CNB for its own account and the accounts of its customers, and, accordingly, RBC and its affiliates may hold a long or short position in such securities. RBC has provided investment banking and financial advisory services to Bridge Bancorp in the past, for which it received customary fees, including, in the past two years, having acted as financial advisor for its acquisition of FNBNY Bancorp, Inc. completed in February 2014, and book-running manager on its offering of Bridge Bancorp common stock completed in October 2013.  In light of RBC’s prior services to Bridge Bancorp and its financial advisory and financing roles for Bridge Bancorp in connection with the merger, RBC anticipates that it may be selected by Bridge Bancorp to provide investment banking and financial advisory and/or financing services that may be required by Bridge Bancorp in the future, regardless of whether the merger is successfully completed.

Under its engagement agreement with Bridge Bancorp, RBC became entitled to a fee of $250,000 upon delivery of its written opinion (the “Opinion Fee”), whether or not the opinion is accepted or whether the merger is consummated. In addition, for RBC’s services as financial advisor to Bridge Bancorp in connection with the merger, if the merger is successfully completed RBC will receive an additional fee of $750,000, against which the Opinion Fee will be credited. In addition, if, in connection with the merger not being completed, Bridge Bancorp receives a termination fee, RBC will be entitled to a portion of such fee, when it is received by Bridge Bancorp. In addition, Bridge Bancorp has agreed to indemnify RBC for certain liabilities that may arise out of RBC’s engagement, including, without limitation, liabilities arising under the federal securities laws, and to reimburse certain out-of-pocket expenses incurred by RBC in performing its services. The terms of RBC’s engagement letter were negotiated at arm’s-length between Bridge Bancorp and RBC, and the board of directors of Bridge Bancorp was aware of this fee arrangement at the time it reviewed and approved the merger agreement.

Fairness Opinion of Sandler O’Neill as Bridge Bancorp’s Financial Advisor

By letter dated December 8, 2014, Bridge Bancorp retained Sandler O’Neill to render a fairness opinion to the Bridge Board in connection with Bridge Bancorp’s business combination with CNB. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions.  In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill rendered a fairness opinion to Bridge Bancorp in connection with the proposed transaction.  At the December 12, 2014 meeting at which the Bridge Board considered and approved the merger agreement, Sandler O’Neill delivered to the Bridge Board its written opinion that, as of such date, the merger consideration was fair to Bridge Bancorp from a financial point of view.  Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s Fairness Opinion Committee.  The full text of Sandler O’Neill’s opinion is attached as Appendix D to this proxy statement/prospectus.  The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.  The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date.  Events occurring or information available after that date could materially affect its opinion.  Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.  The opinion was directed to the Bridge Board and is directed only to the fairness of the merger consideration to Bridge from a financial point of view.  It does not address the underlying business decision of Bridge Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Bridge Bancorp’s common stock as to how such shareholder should vote at the special meeting with respect to the merger.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•                  a draft of the merger agreement dated December 12, 2014

•                  certain publicly available financial statements and other historical financial information of Bridge that Sandler O’Neill deemed relevant

•                  certain publicly available financial statements and other historical financial information of CNB that Sandler O’Neill deemed relevant

•                  publicly available median earnings estimates for Bridge Bancorp for the years ending December 31, 2014, December 31, 2015 and December 31, 2016 and an estimated long term earnings growth rate for the years thereafter as provided by senior management of Bridge Bancorp

•                  internal financial projections for CNB for the years ending December 31, 2014 through December 31, 2017 as provided by CNB and an estimated long-term earnings growth rate for the years thereafter based on guidance from the senior management of Bridge Bancorp

•                  the pro forma financial impact of the merger on Bridge Bancorp based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Bridge Bancorp

•                  a comparison of certain financial information for Bridge Bancorp and CNB with similar institutions for which publicly available information is available

•                  the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available

•                  the current market environment generally and the banking environment in particular

•                  such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Bridge Bancorp the business, financial condition, results of operations and prospects of Bridge Bancorp and held similar discussions with certain members of senior management of CNB regarding the business, financial condition, results of operations and prospects of CNB.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to them from public sources, that was provided to them by Bridge Bancorp and CNB or their respective representatives or that was otherwise reviewed by them and they assumed such accuracy and completeness for purposes of rendering its opinion.  Sandler O’Neill further relied on the assurances of senior management of each of Bridge Bancorp and CNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect.  Sandler O’Neill was not asked to, and did not, undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof.  Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bridge Bancorp or CNB or any of their respective subsidiaries.  Sandler O’Neill did not review any individual credit files of Bridge Bancorp or CNB or make an independent evaluation of the adequacy of the allowance for loan losses of Bridge Bancorp or CNB, and assumed, with Bridge Bancorp’s consent, that the respective allowances for loan losses for both Bridge Bancorp and CNB were adequate to cover any such losses.

In preparing its analyses, Sandler O’Neill used publicly available earnings projections and a long-term growth rate for Bridge Bancorp as provided by senior management of Bridge Bancorp and internal projections for CNB as provided by senior management of CNB and an estimated long-term growth rate as adjusted based on the guidance of senior management of Bridge Bancorp.  Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Bridge Bancorp.  With respect to those projections, estimates and judgments, the respective managements of Bridge Bancorp and CNB confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Bridge Bancorp and CNB, respectively, and Sandler O’Neill assumed that such performance would be achieved.  Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they are based.  Sandler O’Neill has also assumed that there has been no material change in Bridge Bancorp’s and CNB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us.

Sandler O’Neill assumed in all respects material to its analysis that Bridge Bancorp and CNB will remain as going concerns for all periods relevant to its analyses, that the parties to the merger agreement will comply with all material terms of the merger agreement, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the agreement and that the conditions precedent in the merger agreement will not be waived, that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Bridge Bancorp, CNB or the merger, and that the merger will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.  Sandler O’Neill expresses no opinion as to any of the legal, accounting and tax matters relating to the merger and any other transactions contemplated in connection therewith.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses.  The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to the Bridge Board, but is a summary of all material analyses performed and presented by Sandler O’Neill.  The summary includes information presented in tabular format.  In order to fully understand the financial analyses, these tables must be read together with the accompanying text.  The tables alone do not constitute a complete description of the financial analyses.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Bridge Bancorp or CNB and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Bridge Bancorp and CNB and the companies to which they are being compared.  In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered.  Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor.  Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Bridge Bancorp, CNB and Sandler O’Neill.  The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses.  Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Bridge Bancorp’s Board at its December 12, 2014, meeting.  Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.  Such estimates are inherently subject to uncertainty and actual values may be materially different.  Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Bridge Bancorp’s common stock or the prices at which Bridge Bancorp’s or CNB’s common stock may be sold at any time.  The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by the Bridge Board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Bridge Board or management with respect to the fairness of the merger.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed transaction.  As described in the merger agreement, CNB shareholders will receive in exchange for each share of CNB stock 0.7900 shares of Bridge Bancorp’s common stock.  Using Bridge Bancorp’s December 11, 2014 closing price of $25.65, and based upon 6,673,181 common shares currently outstanding plus 900,728 options currently outstanding with a weighted average strike price of $11.308 per share, Sandler O’Neill calculated a per share consideration of $20.26 and the aggregate transaction consideration to be approximately $143.3 million.  Based upon financial information for CNB as of the quarter ended September 30, 2014 (unless otherwise stated below), Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value Per Share:	177%
Transaction Value / Tangible Book Value Per Share:	177%
Transaction Value / Last Twelve Months Earnings Per Share:	31.7	x
Transaction Value / 2014 Analyst Estimated Earnings Per Share:	28.5	x
Transaction Value / 2015 Analyst Estimated Earnings Per Share:	20.3	x
Tangible Book Premium to Core Deposits:	9.9%
Market Premium as of December 11, 2014	17.1%

Comparable Company Analysis.

Sandler O’Neill used publicly available information to compare selected financial information for CNB with a group of financial institutions selected by Sandler O’Neill. The regional peer group consisted of public Mid-Atlantic commercial banks with assets between $800 million and $1.25 billion and non-performing assets as a percentage of total assets less than 2.00% as of the date of the most recent information reported (unless otherwise noted), excluding companies that were merger targets.  The regional peer group consisted of the following companies:

1st Constitution Bancorp	ENB Financial Corp
1st Summit Bancorp of Johnstown, Inc.	First Keystone Corporation
ACNB Corporation	First National CNB Bancorp, Inc.
Adirondack Trust Company	Old Line Bancshares, Inc.(1)
AmeriServ Financial, Inc.	Orrstown Financial Services, Inc.
Bank of Utica	Penns Woods Bancorp, Inc.
Citizens Financial Services, Inc.	QNB Corp.
Codorus Valley Bancorp, Inc.	Somerset Trust Holding Company(2)
CNB Financial Corporation	Unity Bancorp, Inc.

(1)         Leverage and Total RBC ratios taken at the period ending June 30, 2014

(2)         Financial information as of or for the period ended June 30, 2014.

The analysis compared publicly available financial information for CNB with the comparable data for the regional peer group as of the quarter ended September 30, 2014 (unless otherwise stated below), with pricing data as of December 11, 2014. The table below sets forth the data for CNB and the median and mean data for the CNB peer group.

CNB Comparable Company Analysis

CNB	Peer Group Median	Peer Group Mean
Total assets (in millions)	$945	$999	$1,020
Tangible common equity/Tangible assets	8.10%	9.03%	9.23%
Tier 1 Leverage Ratio	8.42%	9.49%	9.88%
Total Risk Based Capital Ratio	12.4%	15.18%	15.14%
Last Twelve Months Return on average assets	0.51%	0.97%	0.97%
Last Twelve Months Return on average equity	5.76%	9.71%	11.15%
Last Twelve Months Net interest margin	3.67%	3.50%	3.47%
Last Twelve Months Efficiency ratio	71.1%	65.6%	66.5%
Loan loss reserves/Gross loans	1.42%	1.35%	1.59%
Non-performing assets1/Total Assets	0.85%	1.14%	1.06%
Net charge-offs/Average loans	0.45%	0.15%	0.26%
Price/Tangible book value	151%	125%	128%
Price/Last Twelve Months Earnings per share	27.0	x	12.4	x	12.7	x
Market value (in millions)	$115	$107	$117

(1)         Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned

Sandler O’Neill used publicly available information to perform a similar analysis for Bridge Bancorp and a group of financial institutions as selected by Sandler O’Neill. The Bridge Bancorp peer group consisted of select Mid-Atlantic commercial banks with assets between $1.0 billion and $5.0 billion and Tangible Common Equity as a percentage of Tangible Assets less than 9.00%, excluding companies that were merger targets.  The Bridge Bancorp peer group consisted of the following companies:

AmeriServ Financial, Inc.	First of Long Island Corporation
Arrow Financial Corporation	First United Corporation
BCB Bancorp, Inc.(1)	Flushing Financial Corporation
Canandaigua National Corporation(2)	Lakeland Bancorp, Inc.
Chemung Financial Corporation	Metro Bancorp, Inc.
CNB Financial Corporation	Orrstown Financial Services, Inc.
Codorus Valley Bancorp, Inc.	Peapack-Gladstone Financial Corporation
ConnectOne Bancorp, Inc.	Sun Bancorp, Inc.
Financial Institutions, Inc.

(1)         Leverage and Total RBC Ratios taken at the period ending June 30, 2014

(2)         Financial data taken as of or for the period ending June 30, 2014

The analysis compared publicly available financial information for Bridge Bancorp with the comparable data for the regional peer group as of the quarter ended September 30, 2014 (unless otherwise stated below), with pricing data as of December 11, 2014. The table below sets forth the data for Bridge Bancorp and the median and mean data for the regional peer group.

Bridge Bancorp Comparable Company Analysis

	Bridge Bancorp		Peer Group Median		Peer Group Mean
Total assets (in millions)	$2,216		$2,209		$2,334
Tangible common equity/Tangible assets	7.41%		7.69%		7.75%
Tier 1 Leverage Ratio	8.60%		9.04%		9.15%
Total Risk Based Capital Ratio	13.20%		14.24%		14.12%
Last Twelve Months Return on average assets	0.65%		0.92%		0.79%
Last Twelve Months Return on average equity	7.62%		9.31%		8.86%
Last Twelve Months Net interest margin	3.36%		3.51%		3.43%
Last Twelve Months Efficiency ratio	59.5%		66.7%		67.9%
Loan loss reserves/Gross loans	1.37%		1.20%		1.25%
Non-performing assets(1)/Total assets	0.35%		0.91%		1.04%
Net charge-offs/Average loans	0.05%		0.16%		0.23%
Price/Tangible book value	183%		142%		142%
Price/Last Twelve Months Earnings per share	22.3	x	14.3	x	15.4	x
Price/Estimated 2014 EPS	20.2	x	14.5	x	14.9	x
Price/Estimated 2015 EPS	13.4	x	13.1	x	15.5	x
Current Dividend Yield	3.6%		2.9%		2.8%
Last Twelve Months Dividend Ratio	80.0%		38.4%		41.2%
Market value (in millions)	$299		$263		$273

(1)         Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed two groups of comparable merger and acquisition transactions. The first group consisted of 11 transactions announced in the Mid-Atlantic region between January 1, 2013 and December 11, 2014 with transaction values between $75 million and $500 million and the selling institution having non-performing assets as a percentage of total assets less than 3.00% (the “Regional Transactions”).  The second group consisted of 33 transactions announced between January 1, 2014 and December 11, 2014 with transaction values between $75 million and $300 million and the selling institution having non-performing assets as a percentage of total assets less than 3.00% (the “Nationwide Transactions”).

The Regional Transactions group was composed of 11 transactions announced in the Mid-Atlantic region between January 1, 2013 and December 11, 2014 with transaction values between $75 million and $500 million and the selling institution having non-performing assets as a percentage of total assets less than 3.00%:

Bryn Mawr Bank Corporation/ Continental Bank Holdings, Inc.
Center Bancorp, Inc./ ConnectOne Bancorp, Inc.
F.N.B. Corporation/ BCSB Bancorp, Inc.
F.N.B. Corporation/ OBA Financial Services, Inc.
National Penn Bancshares, Inc./ TF Financial Corporation
Peoples Financial Services Corp./ Penseco Financial Services Corporation
Provident Financial Services, Inc./ Team Capital Bank
Provident New York Bancorp/ Sterling Bancorp
S&T Bancorp, Inc./ Integrity Bancshares, Inc.
Univest Corporation of Pennsylvania/ Valley Green Bank
WesBanco, Inc./ ESB Financial Corporation

The Nationwide Transactions group was composed of 33 transactions announced between January 1, 2014 and December 11, 2014 with transaction values between $75 million and $300 million and the selling institution having non-performing assets as a percentage of total assets less than 3.00%:

BancorpSouth, Inc./ Ouachita Bancshares Corp.
Bank of the Ozarks, Inc./ Summit Bancorp, Inc.
Berkshire Hills Bancorp, Inc./ Hampden Bancorp, Inc.
BNC Bancorp/ Valley Financial Corporation
Bryn Mawr Bank Corporation/ Continental Bank Holdings, Inc.
Center Bancorp, Inc./ ConnectOne Bancorp, Inc.
CenterState Banks, Inc./ First Southern Bancorp, Inc.
Columbia Banking System, Inc./ Intermountain CNB Bancorp
CU Bancorp/ 1st Enterprise Bank
Eagle Bancorp, Inc./ Virginia Heritage Bank
Eastern Bank Corporation/ Centrix Bank & Trust
F.N.B. Corporation/ OBA Financial Services, Inc.
First Horizon National Corporation/ TrustAtlantic Financial Corporation
HomeStreet, Inc./ Simplicity Bancorp, Inc.
IBERIABANK Corporation/ Florida Bank Group, Inc.
IBERIABANK Corporation/ Georgia Commerce Bancshares, Inc.
IBERIABANK Corporation/ Old Florida Bancshares, Inc.
IBERIABANK Corporation/ Teche Holding Company
Independent Bank Corp./ Peoples Federal Bancshares, Inc.
MidWestOne Financial Group, Inc./ Central Bancshares, Inc.
National Penn Bancshares, Inc./ TF Financial Corporation
Old National Bancorp/ Founders Financial Corporation
Old National Bancorp/ United Bancorp, Inc.
Peoples Bancorp Inc./ NB&T Financial Group, Inc.
Renasant Corporation/ Heritage Financial Group, Inc.
S&T Bancorp, Inc./ Integrity Bancshares, Inc.
Seacoast Banking Corporation of Florida/ BANKshares, Inc.
Simmons First National Corporation/ CNB First Bancshares, Inc.
Simmons First National Corporation/ Liberty Bancshares, Inc.
State Bank Financial Corporation/ Georgia-Carolina Bancshares, Inc.
TriCo Bancshares/ North Valley Bancorp
Univest Corporation of Pennsylvania/ Valley Green Bank
Yadkin Financial Corporation/ VantageSouth Bancshares, Inc.

Sandler O’Neill reviewed the following multiples: transaction price to last twelve month earnings, transaction price to book value per share, transaction price to tangible book value per share, one day market premium and tangible book premium to core deposits.  Sandler O’Neill compared the indicated transaction multiples to the median and mean multiples of the comparable transaction groups.

Regional Transactions:

	Bridge Bancorp / CNB		Median Regional Transactions		Mean Regional Transactions
Transaction value/LTM earnings per share	31.7	x	19.1	x	23.1	x
Transaction value/Book value per share:	177%		166%		171%
Transaction value/Tangible book value per share:	177%		175%		180%
Core deposit premium:	9.9%		10.8%		12.3%
One-day market premium	17.1%		32.6%		37.9%

Nationwide Transactions:

	Bridge Bancorp/ CNB		Median Nationwide Transactions		Mean Nationwide Transactions
Transaction value/LTM earnings per share	31.7	x	19.0	x	23.9	x
Transaction value/Book value per share:	177%		172%		165%
Transaction value/Tangible book value per share:	177%		173%		172%
Core deposit premium:	9.9%		10.9%		11.0%
One-day market premium	17.1%		32.4%		32.9%

Net Present Value Analysis.  Sandler O’Neill also performed an analysis that estimated the net present value per share of CNB common stock assuming CNB performed in accordance with management’s budget and management guidance.  The analysis also assumed that CNB’s regular cash dividend remained at $0.00 per share annually through fiscal year 2018.  To approximate the terminal value of CNB common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 20.0x and multiples of tangible book value ranging from 75% to 200%.  The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CNB’s common stock.  As illustrated in the following tables, the analysis indicates an imputed range of values per share of CNB common stock of $8.13 to $20.38 when applying multiples of earnings to the applicable amounts indicated in the CNB projections and $6.67 to $22.27 when applying multiples of tangible book value to the applicable amounts indicated in the CNB projections.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x

10.0%	$10.19	$12.23	$14.26	$16.30	$18.34	$20.38
11.0%	$9.80	$11.77	$13.73	$15.69	$17.65	$19.61
12.0%	$9.44	$11.33	$13.21	$15.10	$16.99	$18.88
13.0%	$9.09	$10.91	$12.72	$14.54	$16.36	$18.18
14.0%	$8.75	$10.50	$12.26	$14.01	$15.76	$17.51
15.0%	$8.43	$10.12	$11.81	$13.50	$15.18	$16.87
16.0%	$8.13	$9.76	$11.38	$13.01	$14.63	$16.26

Tangible Book Value Multiples

Discount Rate	75%	100%	125%	150%	175%	200%

10.0%	$8.35	$11.14	$13.92	$16.71	$19.49	$22.27
11.0%	$8.04	$10.72	$13.40	$16.08	$18.75	$21.43
12.0%	$7.74	$10.32	$12.90	$15.47	$18.05	$20.63
13.0%	$7.45	$9.93	$12.42	$14.90	$17.38	$19.87
14.0%	$7.18	$9.57	$11.96	$14.35	$16.75	$19.14
15.0%	$6.91	$9.22	$11.52	$13.83	$16.13	$18.44
16.0%	$6.67	$8.89	$11.11	$13.33	$15.55	$17.77

Sandler O’Neill also considered and discussed with the Bridge Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income.  To illustrate this impact, Sandler O’Neill performed a similar analysis assuming CNB’s net income varied from 25% above projections to 25% below projections.  Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%, Sandler O’Neill calculated a 12.87% discount rate for CNB.  This analysis resulted in the following range of per share values for CNB common stock, using the same price to earnings multiples of 10.0x to 20.0x.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x

(25.0)%	$6.85	$8.22	$9.59	$10.96	$12.33	$13.70
(20.0)%	$7.31	$8.77	$10.23	$11.69	$13.15	$14.61
(15.0)%	$7.76	$9.32	$10.87	$12.42	$13.97	$15.53
(10.0)%	$8.22	$9.86	$11.51	$13.15	$14.79	$16.44
(5.0)%	$8.68	$10.41	$12.15	$13.88	$15.62	$17.35
0.0%	$9.13	$10.96	$12.79	$14.61	$16.44	$18.26
5.0%	$9.59	$11.51	$13.42	$15.34	$17.26	$19.18
10.0%	$10.05	$12.05	$14.06	$16.07	$18.08	$20.09
15.0%	$10.50	$12.60	$14.70	$16.80	$18.90	$21.00
20.0%	$10.96	$13.15	$15.34	$17.53	$19.73	$21.92
25.0%	$11.42	$13.70	$15.98	$18.26	$20.55	$22.83

Sandler O’Neill also performed an analysis that estimated the net present value per share of CNB common stock assuming that CNB performed in accordance with management’s budget and management guidance and assuming the estimated annual cost savings related to the transaction were included.  Again, the analysis also assumed that CNB’s regular cash dividend remained at $0.00 per share annually through fiscal 2018.  To approximate the terminal value of CNB common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 20.0x and multiples of tangible book value ranging from 75% to 200%.  The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CNB’s common stock.  As illustrated in the following tables, the analysis indicates an imputed range of values per share of CNB common stock of $13.44 to $33.69 when applying multiples of earnings to the applicable amounts indicated in the CNB projections and $7.99 to $26.71 when applying multiples of tangible book value to the applicable amounts indicated in the CNB projections.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$16.84	$20.21	$23.58	$26.95	$30.32	$33.69
11.0%	$16.21	$19.45	$22.69	$25.93	$29.18	$32.42
12.0%	$15.60	$18.72	$21.84	$24.96	$28.08	$31.21
13.0%	$15.02	$18.03	$21.03	$24.04	$27.04	$30.05
14.0%	$14.47	$17.37	$20.26	$23.16	$26.05	$28.94
15.0%	$13.94	$16.73	$19.52	$22.31	$25.10	$27.89
16.0%	$13.44	$16.13	$18.82	$21.51	$24.19	$26.88

Tangible Book Value Multiples

Discount Rate	75%	100%	125%	150%	175%	200%
10.0%	$10.02	$13.36	$16.69	$20.03	$23.37	$26.71
11.0%	$9.64	$12.85	$16.06	$19.28	$22.49	$25.70
12.0%	$9.28	$12.37	$15.46	$18.56	$21.65	$24.74
13.0%	$8.93	$11.91	$14.89	$17.87	$20.85	$23.82
14.0%	$8.61	$11.47	$14.34	$17.21	$20.08	$22.95
15.0%	$8.29	$11.06	$13.82	$16.58	$19.35	$22.11
16.0%	$7.99	$10.66	$13.32	$15.98	$18.65	$21.31

Sandler O’Neill also considered and discussed with the Bridge Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income.  To illustrate this impact, Sandler O’Neill performed a similar analysis assuming CNB’s net income varied from 25% above projections to 25% below projections.  Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%, Sandler O’Neill calculated a 12.87% discount rate for CNB.  This analysis resulted in the following range of per share values for CNB common stock, using the same price to earnings multiples of 10.0x to 20.0x.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x

(25.0)%	$11.32	$13.59	$15.85	$18.12	$20.38	$22.65
(20.0)%	$12.08	$14.49	$16.91	$19.33	$21.74	$24.16
(15.0)%	$12.83	$15.40	$17.97	$20.53	$23.10	$25.67
(10.0)%	$13.59	$16.31	$19.02	$21.74	$24.46	$27.18
(5.0)%	$14.34	$17.21	$20.08	$22.95	$25.82	$28.69
0.0%	$15.10	$18.12	$21.14	$24.16	$27.18	$30.20
5.0%	$15.85	$19.02	$22.19	$25.36	$28.54	$31.71
10.0%	$16.61	$19.93	$23.25	$26.57	$29.89	$33.22
15.0%	$17.36	$20.84	$24.31	$27.78	$31.25	$34.73
20.0%	$18.12	$21.74	$25.36	$28.99	$32.61	$36.24
25.0%	$18.87	$22.65	$26.42	$30.20	$33.97	$37.74

Sandler O’Neill also performed an analysis that estimated the net present value per share of Bridge Bancorp common stock assuming that Bridge Bancorp performed in accordance with management’s guidance.  To approximate the terminal value of Bridge Bancorp common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 20.0x and multiples of tangible book value ranging from 100% to 225%.  The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Bridge Bancorp’s common stock.  As illustrated in the following tables, the analysis indicates an imputed range of values per share of Bridge Bancorp common stock of $16.05 to $36.53 when applying earnings multiples to the applicable amounts indicated in the Bridge Bancorp projections and $13.06 to $32.27 when applying multiples of tangible book value to the applicable amounts indicated in the Bridge Bancorp projections.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x

10.0%	$19.80	$23.15	$26.49	$29.84	$33.19	$36.53
11.0%	$19.10	$22.32	$25.54	$28.76	$31.98	$35.20
12.0%	$18.44	$21.54	$24.63	$27.73	$30.83	$33.93
13.0%	$17.80	$20.78	$23.77	$26.75	$29.74	$32.72
14.0%	$17.19	$20.06	$22.94	$25.81	$28.69	$31.56
15.0%	$16.61	$19.38	$22.15	$24.92	$27.69	$30.46
16.0%	$16.05	$18.72	$21.39	$24.06	$26.73	$29.40

Tangible Book Value Multiples

Discount Rate	100%	125%	150%	175%	200%	225%

10.0%	$16.05	$19.29	$22.54	$25.78	$29.03	$32.27
11.0%	$15.49	$18.61	$21.74	$24.86	$27.98	$31.10
12.0%	$14.96	$17.96	$20.97	$23.97	$26.98	$29.99
13.0%	$14.45	$17.34	$20.24	$23.13	$26.03	$28.92
14.0%	$13.97	$16.75	$19.54	$22.33	$25.11	$27.90
15.0%	$13.50	$16.19	$18.87	$21.56	$24.24	$26.93
16.0%	$13.06	$15.65	$18.23	$20.82	$23.41	$26.00

Sandler O’Neill also considered and discussed with the Bridge Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income.  To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Bridge Bancorp’s net income varied from 25% above projections to 25% below projections.  This analysis resulted in the following range of per share values for Bridge Bancorp common stock, using the same price to earnings multiples of 10.0x to 20.0x.  Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%, Sandler O’Neill calculated a 12.87% discount rate for Bridge Bancorp.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x

(25.0)%	$14.13	$16.38	$18.63	$20.88	$23.13	$25.38
(20.0)%	$14.88	$17.28	$19.68	$22.08	$24.48	$26.88
(15.0)%	$15.63	$18.18	$20.73	$23.28	$25.83	$28.38
(10.0)%	$16.38	$19.08	$21.78	$24.48	$27.18	$29.88
(5.0)%	$17.13	$19.98	$22.83	$25.68	$28.53	$31.38
0.0%	$17.88	$20.88	$23.88	$26.88	$29.88	$32.88
5.0%	$18.63	$21.78	$24.93	$28.08	$31.23	$34.38
10.0%	$19.38	$22.68	$25.98	$29.28	$32.58	$35.87
15.0%	$20.13	$23.58	$27.03	$30.48	$33.93	$37.37
20.0%	$20.88	$24.48	$28.08	$31.68	$35.27	$38.87
25.0%	$21.63	$25.38	$29.13	$32.88	$36.62	$40.37

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis.  Sandler O’Neill analyzed certain potential pro forma effects of the merger, based on the following: (i) the merger closes in the second calendar quarter of 2015; (ii) 100% of the outstanding shares of CNB common stock are converted into Bridge Bancorp’s common stock at the exchange ratio of 0.7900.  Sandler O’Neill also incorporated the following assumptions as provided by Bridge Bancorp: (a) purchase accounting adjustments include a gross loan mark of $11million; (b) a core deposit intangible of $9 million, representing 1.50% of CNB’s core deposits; amortized sum-of-the-years’ digits over 10 years; (c) cost savings of approximately 35% or $8.5 million based on CNB’s core noninterest expense base of $24 million; and (d) after-tax restructuring charge of $12 million.  The analysis indicated that the merger would be accretive to Bridge Bancorp’s earnings per share in 2015 (based on six months of earnings and excluding non-recurring deal related expenses) and dilutive to tangible book value per share for approximately three years based on crossover method.

In connection with this analyses, Sandler O’Neill considered and discussed with the Bridge Board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship.  Sandler O’Neill rendered a fairness opinion to the Bridge Board in connection with the merger and received a $200,000 fee in connection with the delivery of its fairness opinion.  Bridge Bancorp has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

Employee Matters

The merger agreement provides that Bridge will review all CNB employee benefit plans to determine whether to maintain, terminate or continue such plans.  In the event any CNB employee benefit plan is changed or terminated by Bridge Bancorp, Bridge Bancorp has agreed to provide compensation and benefits to continuing employees that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated Bridgehampton Bank (or applicable Bridge Bancorp subsidiary) employees.

All CNB employees who become participants in any of the Bridge Bancorp compensation or benefit plans will be given credit for service at CNB for eligibility to participate in and the satisfaction of vesting requirements (but not for benefit accrual purposes) under Bridge Bancorp’s compensation and benefit plans.

Any employee of CNB who is not offered employment with Bridge Bancorp as of the closing of the merger or is involuntarily terminated by Bridge Bancorp (other than for cause) within six months following the effective time of the merger, will receive a severance payment equal to two weeks of base pay for each full year of service at CNB, with a maximum of 26 weeks and a minimum of four weeks base pay; provided that such individual executes a release agreement.

Subject to the Settlement Agreement described below, Bridge Bancorp has agreed to honor all obligations under all employment, consulting and change in control agreements applicable to employees of CNB and its subsidiaries, but is not obligated under the merger agreement to maintain the employment of any particular individual after the merger is consummated.  See “-Interests of CNB’s Directors and Executive Officers In the Merger That Are Different From Yours” below for a discussion of the employment agreements and other compensation arrangements applicable to directors and executive officers of CNB that will be honored by Bridge Bancorp.

Dissenters’ Rights

Shareholders of CNB have dissenters’ rights of appraisal, as described herein, which are governed by the National Bank Act, 12 U.S.C. §215a.  If the merger is approved by the required votes of Bridge Bancorp and CNB shareholders and is consummated, any record holder of CNB common stock may require the Bridgehampton Bank to pay the fair or appraised value of his or her common stock, determined as of the effective date of the merger (the “Effective Date”), by complying with 12 U.S.C. § 215a.

A shareholder who votes against the merger, or gives notice in writing to CNB at or prior to the CNB special meeting of shareholders, identifying himself or herself and stating that he or she dissents from the merger agreement, will be entitled to receive in cash the value of the CNB common stock held by him or her, if and when the merger is consummated, upon written request made to Bridgehampton Bank at any time before thirty days after the consummation of the merger, accompanied by the surrender of his or her stock certificates.

The value of such shares will be determined, as of the effective date of the merger, by a committee of three persons, one to be selected by a majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of Bridgehampton Bank, and the third by the two so chosen.  The valuation agreed upon by any two of these three appraisers will govern; but if the value fixed by the appraisers is not satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his or her shares appeal to the OCC, which will cause a reappraisal to be made.  The OCC’s reappraisal will be final and binding as to the value of the shares.  If, within ninety days from the Effective Date, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the OCC will, upon written request of any interested party, cause an appraisal to be made which will be final and binding on all parties.  The expenses of the OCC in making the reappraisal, or the appraisal as the case may be, will be paid by Bridgehampton Bank.

The foregoing summary does not purport to be a complete statement of the provisions of the federal law relating to rights of dissenting shareholders, and is qualified in its entirety by reference to such law, a copy of which is attached hereto as Appendix E.  Failure by a shareholder to follow the steps required by the federal law for perfecting rights as a dissenting shareholder may result in a loss of such rights.  Shareholders’ notices of intent to demand appraisal of all payment for their shares should be sent to: Howard Nolan, Senior Executive Vice President and Chief Financial Officer, The Bridgehampton National Bank, 2200 Montauk Highway, Bridgehampton, New York 11932.

If CNB should abandon its plans to consummate the merger, the right of a dissenting shareholder to be paid the fair value of his shares shall cease.  In the event that the holders of more than 10% of CNB’s common stock perfect their rights to appraisal, Bridgehampton Bank may determine not to consummate the merger.  See “—Conditions to the Merger.”

Interests of CNB’s Directors and Officers in the Merger that are Different From Yours

In considering the recommendation of CNB’s board of directors that you vote to approve the merger agreement, you should be aware that some of CNB’s officers and directors have employment and other compensation agreements or economic interests that are different from, or in addition to, those of CNB shareholders generally.  The independent members of CNB’s Board of Directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending to the shareholders that the merger agreement be approved.

Share Ownership. On the record date for the CNB special meeting, CNB’s directors and officers beneficially owned, in the aggregate, 3,164,223 shares of CNB’s common stock (not including shares that may be acquired upon the exercise of stock options), representing approximately 43.7% of the outstanding shares of CNB common stock.

As described below, certain of CNBs officers and directors have interests in the merger that are in addition to, or different from, the interests of CNB’s shareholders generally. These interests include the ownership interest by Matthew Lindenbaum, a CNB director, and his affiliates of approximately 8% of the outstanding shares of common stock of Bridge Bancorp as well as payments being made pursuant to binding contractual arrangements in existence before the date of the merger agreement. These interests and agreements provide for cash severance payments in an aggregate amount of up to approximately $2.6 million. Interests of the officers and directors include the following:

Termination of Change in Control Agreements.  The Change in Control Agreements previously entered into with CNB and each of Stuart H. Lubow, President and Chief Executive Officer, Donna Frasco, Senior Vice President and Chief Retail Officer, Conrad Gunther, Executive Vice President and Chief Lending Officer, Joseph Lavelle, Senior Vice President and Chief Operations Officer and Jay McConie, Executive Vice President and Chief Financial Officer, and which will be terminated in accordance with each executive’s settlement agreement, provide for a lump sum cash payment in the event of an involuntary termination without cause or a voluntary termination with good reason during the term of the agreement.  The amount of the lump sum cash payment is equal to three times the executive’s highest annual salary and bonus, and the executive will be entitled to purchase his automobile for $1.00 if the car is owned by CNB, or if leased, CNB will pay the executive a sum equal to the remaining amounts owed under the lease.  In addition, the executive is entitled to continued medical and hospital insurance, disability insurance and life insurance for the remainder of the term.  Since each executive has agreed to terminate their Change in Control Agreement, no payments or benefits will be made under the agreements.

Termination of Executive Survivor Income Agreements.  The Executive Survivor Income Agreements previously entered into with CNB and each of Stuart H. Lubow, Donna Frasco, Conrad Gunther, Joseph Lavelle and Jay McConie, and which will be terminated in accordance with each executive’s settlement agreement, provide that upon an executive’s death while he is an employee of CNB, the executive’s beneficiary will be paid a death benefit equal to $1.0 million, except for Mr. Lubow who was provided with $1.5 million; provided, however, that this amount shall be reduced by 20% if the executive dies after reaching age 65 but before reaching age 80, reduced by 25% if the executive dies after reaching age 80 but before reaching age 85, and will be reduced to zero if the executive dies after reaching 85.  Upon a change in control, the death benefit shall become fully vested.  Since each executive has agreed to terminate their Executive Survivor Income Agreement, no payments or benefits will be made under the agreements.

Settlement Agreements.  In accordance with the terms of the merger agreement, Bridge Bancorp, Bridgehampton Bank and CNB have entered into a Settlement, Retention and Release Agreement with Stuart H. Lubow and a Settlement, Retention, Consulting and Release Agreement with each of Donna Frasco, Conrad Gunther, Joseph Lavelle and Jay McConie.  In accordance with the terms of each agreement, which was entered into on the same day the merger agreement was executed, each executive’s change in control agreement and executive survivor income agreement will be terminated, effective immediately prior to the merger date, and in lieu of any payments or benefits under such agreement, Stuart H. Lubow, Donna Frasco, Conrad Gunther, Joseph Lavelle and Jay McConie, respectively, will be entitled to a lump sum cash payment equal to $544,891, $554,670, $691,187, $270,000 and $519,700 less applicable withholding taxes, respectively, and continued medical, hospital, disability and life insurance for three years or in lieu of such coverage Stuart H. Lubow, Donna Frasco, Conrad Gunther, Joseph Lavelle and Jay McConie, respectively, may elect at least 20 days prior to the merger date to receive a cash payment equal to $87,234, $49,543, $89,016, $119,930 and $119,930.  In addition, each executive fully releases Bridge Bancorp and CNB from any and all claims, and Ms. Frasco and Messrs. Gunther, Lavelle and McConie, respectively, will receive a stay bonus of $82,400, $108,400, $79,600, $125,600, respectively, less applicable tax withholding taxes, provided the individual remains employed with CNB through the closing date of the merger, and $41,200, $54,200, $39,800, $62,800, respectively, per month in exchange for consulting services for three months following the closing date of the merger.

Supplemental Executive Retirement Plan.  Stuart H. Lubow is the sole participant in CNB’s Supplemental Executive Retirement Plan.  In accordance with the terms of the merger agreement and Mr. Lubow’s settlement agreement, Bridge Bancorp will honor the terms of the Supplemental Executive Retirement Plan, which provides for a monthly retirement payment equal to the amount which is payable under an annuity contract assuming CNB made a one-time premium payment of $1.4 million under the annuity contract and elected lifetime income withdrawals.  The benefit amount is limited to the amounts paid by the annuity contract, and the monthly payments will commence on the first day of the second month following the later of the date of the executive’s termination of employment or the date the executive attains age 65, and will continue for the executive’s lifetime.  The amounts to be paid under the plan will become fully vested upon the executive’s termination after a change in control, which is expected to occur on the date of the merger.  The annual amount payable under the plan is estimated to be approximately $155,479.  The annuity contract will be placed in a Rabbi trust with an independent bank.

Defense of Tax Position Agreements.  Bridge Bancorp and Bridgehampton Bank have entered into a Defense of Tax Position Agreement with Ms. Frasco and Messrs. Lubow, Gunther, Lavelle and McConie.  Each agreement, which was entered into on the same day the merger agreement was executed, provides the executive with tax indemnification payments if any payments or benefits provided to the executive trigger liability under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended.

Non-Competition and Consulting Agreement with Stuart H. Lubow.  On the same day the merger agreement was executed, Bridgehampton Bank entered into a Non-Competition and Consulting Agreement with Mr. Stuart H. Lubow pursuant to which Mr. Lubow will perform consulting services for a period of six months following the merger.  In addition, Mr. Lubow will agree not to compete with Bridge Bancorp and Bridgehampton Bank for a period of eighteen months for the benefit of any business that competes with Bridgehampton Bank or Bridge Bancorp and has headquarters, offices or a physical presence in any of the following jurisdictions in New York State: Suffolk County, Nassau County or the boroughs of the Bronx, Brooklyn, Manhattan, Queens and Staten Island, except with respect to the boroughs of the Bronx, Manhattan and Staten Island the non-compete term shall be six months. Mr. Lubow has also agreed not to solicit customers of Bridgehampton Bank or offer employment to any employee of Bridgehampton Bank that would cause such person(s) to terminate employment and accept employment with or provide services to any business for twenty-four months following the closing date of the merger, except Mr. Lubow may take any such action with respect to an employee that has been terminated by

Bridgehampton Bank.  In exchange for the consulting services, Bridge Bancorp and Bridgehampton Bank have agreed to pay Mr. Lubow $54,167 per month for six months, and in exchange for Mr. Lubow’s agreement to not compete with Bridge Bancorp and Bridgehampton Bank, Bridge Bancorp and Bridgehampton Bank have agreed to pay Mr. Lubow $2,188,464 by lump sum on the date of the merger.

Outstanding Stock Options.  Under the terms of the merger agreement, outstanding CNB stock options, whether or not vested, will be terminated with a payment to the holder of the option of an amount equal to the product of the excess, if any, of (i) the average value of a share of Bridge Bancorp common stock as reported on the Nasdaq for the five consecutive trading days ending on the fifth trading day preceding the date of the merger and (ii) the exchange ratio of 0.79, over the applicable per share exercise price of that option multiplied by the number of shares of CNB common stock that the holder could have purchased with the option if the holder had exercised the option immediately prior to the date of the merger.  At the holder’s election, payment will be made in the form of cash, 40% cash and 60% Bridge Bancorp common stock or solely in the form of Bridge Bancorp common stock, less applicable tax withholding.  Outstanding CNB stock options may be exercised during the pendency of the merger.  Assuming the value of the merger consideration is $18.61, Ms. Frasco and Messrs. Lubow, Gunther, Lavelle and McConie who hold 88,200, 201,689, 93,150, 16,250 and 80,836 stock options, respectively, will receive $613,611, $1,280,547, $666,481, $111,288 and $587,334, respectively, upon termination of the stock options in the form of cash, cash and Bridge Bancorp common stock or solely Bridge Bancorp common stock subject to each individual’s election.

Regulatory Requirements.  Notwithstanding the foregoing, all payments and benefits under the CNB plans and arrangements are subject to any required regulatory approval or satisfaction of a condition in any regulatory approval, as applicable.

The following table sets forth the estimated potential severance benefits to CNB’s executive officers on termination of employment in connection with a change in control.  This table does not include the value of benefits that the executive officers are vested in without regard to the occurrence of a change in control:

Executive	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Perquisites/ Benefits($)(4)	Tax Reimbursements($)	Other ($)(5)	Total ($)
Stuart H. Lubow	$544,891	$448,076	$1,509,455	$87,234	$—	$2,513,464	$5,103,120
Donna Frasco	$554,670	$134,765	$—	$49,543	$—	$206,000	$944,978
Conrad Gunther	$691,187	$139,946	$—	$89,016	$—	$271,000	$1,191,149
Joseph Lavelle	$270,000	$10,766	$—	$119,930	$—	$199,000	$599,696
Jay McConie	$519,700	$139,409	$—	$119,930	$—	$314,000	$1,093,039

(1)                                 Assumes that the date of change in control is February 28, 2015. The cash severance reflects the amount payable under each individual’s settlement agreement and is considered a “single trigger” benefit since it is payable upon the occurrence of a change in control of CNB.

(2)                                 Consists of unvested options to acquire 21,540, 77,282, 22,290, 1,700 and 22,227 shares, respectively, of CNB common stock for Ms. Frasco and Messrs. Lubow, Gunther, Lavelle and McConie, respectively.  For these purposes, we assumed the value of the CNB common stock is the average closing market price of CNB common stock over the first five business days following the first public announcement of the merger, which is $19.80.  The amount shown represents the difference between $19.80 and the exercise price of the stock options.  In addition, we assumed that the stock option awards will be cashed out at closing; however, each executive may exercise their stock options before the date of the merger.

(3)                                 This amount represents the estimated present value of the lifetime benefits payable to Mr. Lubow under his supplemental executive retirement plan as a result of a change in control of CNB and assuming his employment terminates on the date of the merger, which is expected to occur.

(4)                                 This amount reflects projected employer premiums of continued medical, hospital, disability and life insurance for three years, and each executive may elect at least 20 days prior to the merger date to receive this benefit in cash.

(5)                                 Consists of: (i) for Ms. Frasco and Messrs. Gunther, Lavelle and McConie, respectively, a stay bonus of $82,400, 108,400, 79,600 and 125,600  payable by lump sum on the closing date of the merger, less applicable tax withholding, provided that the executive remains employed through the closing date of the merger, (ii) for Ms. Frasco and Messrs. Lubow, Gunther, Lavelle and McConie, respectively, a payment of $123,600, 325,000, 162,600, 119,400 and 188,400  payable over three months following the merger date in exchange for consulting services; and (iii) for Mr. Lubow only, a lump sum payment of $2,188,464 payable on the closing date the merger in exchange for Mr. Lubow’s agreement to not compete with Bridge Bancorp and Bridgehampton Bank.

Two New Directors.  In accordance with the merger agreement, two individuals who are directors of CNB, as determined by Bridge Bancorp and Bridgehampton Bank in consultation with CNB, will be appointed and elected to the Bridge Bancorp and Bridgehampton Bank boards of directors.  The fees paid to the directors will be the same as the fees paid to similarly situated board members of Bridge Bancorp and Bridgehampton Bank.

Indemnification.  Pursuant to the merger agreement, for a period of six years after the effective time, Bridge Bancorp has agreed to indemnify, defend and hold harmless each present and former officer, director or employee of CNB against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments and amounts that are paid in settlement (with the approval of Bridge Bancorp, which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of CNB if such claim pertains to any matter of fact arising, existing or occurring at or before the closing date (including, without limitation, the merger and other transactions contemplated thereby), regardless of whether such claim is asserted or claimed before or after the effective time.

Directors’ and Officers’ Insurance.  Bridge Bancorp has further agreed, for a period of six years after the effective time, to cause the persons serving as officers and directors of CNB immediately prior to the effective date to continue to be covered by CNB’s current directors’ and officers’ liability insurance policy (provided that Bridge Bancorp may substitute policies therefor of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to acts or omissions occurring at or prior to the effective date which were committed by such officers and directors in their capacity as such.  Bridge Bancorp is not required to spend more than 300% of the annual cost currently incurred by CNB for its insurance coverage.

Effective Date of Merger

The parties expect that the merger will be effective during the second quarter of 2015, or as soon as possible after the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods.  The merger will be completed legally by the filing of the certificate of merger with the OCC.  If the merger is not consummated by November 30, 2015, the merger agreement may be terminated by either CNB or Bridge Bancorp, unless the failure to consummate the merger by this date is due to the breach by the party seeking to terminate the merger agreement of any of its obligations under the merger agreement.  See “—Conditions to the Merger” below.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of CNB before the effective time of the merger.  In general, the merger agreement obligates CNB to conduct its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve its business organization and assets and maintain its rights and franchises.  In addition, CNB has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of Bridge Bancorp, it will not, among other things:

•                  change or waive any provision of its Articles of Incorporation or Bylaws, or appoint a new director to the board of directors;

•                  change the number of authorized or issued shares of its capital stock, issue any shares of CNB common stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock;

•                  enter into, amend in any material respect or terminate any contract or agreement, except in the ordinary course of business;

•                  make application for the opening or closing of any, or open or close any, branch or automated banking facility;

•                  grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except in the ordinary course of business consistent with past practice to non-officer employees;

•                  enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

•                  change any method, practice or principle of accounting, except as may be required from time to time by generally accepted accounting principles (without regard to any optional early adoption date) or any bank regulator responsible for regulating CNB;

•                  purchase or sell any equity securities, or purchase any securities other than securities with a weighted average life of not more than three years as of the date of purchase;

•                  make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit), or modify any existing loan, in an amount in excess of $4,500,000 for a commercial real estate loan, $1,500,000 for a commercial business loan, or $1,500,000 for a residential loan, or make any new loans or loan commitments to any director or executive officer, without the prior approval of Bridge Bancorp;

•                  make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than pursuant to binding commitments existing on the date of the merger agreement and expenditures necessary to maintain existing assets in good repair;

•                  purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies; or

•                  pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $50,000 individually or $10,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date, and each party’s agreement to use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by Bridgehampton Bank and CNB regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind.  They include, among other things:

•                  the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•                  the absence of conflicts with and violations of law and various documents, contracts and agreements;

•                  the absence of any development materially adverse to the companies;

•                  the absence of material adverse litigation;

•                  the accuracy of reports and financial statements filed with the Securities and Exchange Commission or banking regulators;

•                  the accuracy and completeness of the statements of fact made in filings with governmental entities in connection with the merger agreement;

•                  the existence, performance and legal effect of certain contracts (CNB only);

•                  the filing of tax returns, payment of taxes and other tax matters by either party;

•                  labor and employee benefit matters; and

•                  compliance with applicable environmental laws by both parties.

All representations, warranties and covenants of the parties, other than those covenants and agreements which by their terms apply in whole or part after the consummation of the merger, terminate upon the consummation of the merger.

Conditions to the Merger

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•                  the receipt of all regulatory approvals and other necessary approvals of governmental entities (other than those the failure of which to obtain would not cause a material adverse effect (as defined in the merger agreement)), including the OCC’s approval of the merger and the expiration of all applicable statutory waiting periods;

•                  approval of the merger agreement by the affirmative vote of two-thirds of the total CNB shares entitled to be voted on the proposal;

•                  approval of the issuance of shares of Bridge Bancorp common stock to CNB shareholders at the completion of the merger, by the affirmative vote of a majority of the votes cast by Bridge Bancorp shareholders;

•                  there must be no statute, rule, regulation, order, injunction or decree in existence which enjoins or prohibits the completion of the merger;

•                  Bridge Bancorp’s registration statement, of which this joint proxy statement/prospectus is a part, shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•                  the shares of Bridge Bancorp common stock to be issued to CNB shareholders in the merger must have been approved for listing on the Nasdaq;

•                  with respect to each of CNB and Bridge Bancorp, the representations and warranties of the other party to the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the date of the closing (except to the extent such representations and warranties speak as of an earlier date).  If a representation or warranty was qualified as to materiality, it must be true or correct after giving effect to the materiality standard. In addition, each party must have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the effective time of the merger;

•                  both Bridge Bancorp and CNB must have received a legal opinion from their respective counsels that the merger will qualify as a tax-free reorganization under United States federal income tax laws; and

•                  Bridge Bancorp may terminate the merger agreement if holders of more than 10% of CNB’s common stock exercise their right to dissent from approving the merger and instead demand the fair value of their shares, or if any of the regulatory approvals necessary to consummate the merger shall include any term, condition or restriction upon Bridge Bancorp or Bridgehampton Bank that imposes a Burdensome Condition, as defined in the merger agreement.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so.  Shareholder approval and regulatory approvals may not be legally waived.

Although Bridge Bancorp anticipates the closing will occur during the second quarter of 2015, because the satisfaction of certain of these conditions is beyond our control, Bridge Bancorp cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether the merger will be completed.

Regulatory Approvals Required for the Merger

General.  CNB and Bridge Bancorp have agreed to use best efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary to consummate the merger.  That includes the approval of the OCC.  Bridge Bancorp and CNB have filed an application with the OCC.  The merger cannot be completed without such approval.  Bridge Bancorp cannot assure that it will obtain the required regulatory approval, when it will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals.  Bridge Bancorp also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

Bridge Bancorp is not aware of any material governmental approvals or actions that are required prior to the merger other than those described below.  Bridge Bancorp presently contemplates that it will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, Bridge Bancorp cannot assure that it will obtain any such additional approvals or actions.

Office of the Comptroller of the Currency.  The merger is subject to approval by the OCC.  On January 21, 2015, Bridgehampton Bank filed the required application with the OCC.

The OCC may not approve any business combination that would result in a monopoly or be in furtherance of any conspiracy attempt to monopolize the business of banking in the United States.  It will also not approve any transaction whose effect may be substantially to lessen competition or tend to create a monopoly or in any other manner restrain trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed by the probable effects of the transaction in meeting the convenience and needs of the community.  In addition, the OCC considers the financial and managerial resources of the banks involved, their future prospects and the convenience and needs of the communities to be served.  Under the Community Reinvestment Act, the OCC must take into account the record of performance of each company in meeting the credit needs of its entire communities, including low and moderate income neighborhoods, served by each company.  Each of Bridgehampton Bank and CNB has a satisfactory CRA rating.  Finally, the OCC considers the effectiveness of the parties in combating money laundering activities and any risk to stability of the U.S. banking or financial systems.

Federal law requires publication of notice of, and the opportunity for public comment on, the applications submitted by Bridgehampton Bank for approval of the merger.  The comment period expired on February 21, 2015.  The OCC is authorized to hold a public hearing in connection with the application if it determines that such a hearing would be appropriate.  Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review.  In addition, under federal law, a period of 30 days must expire following approval by the OCC within which period the Department of Justice may file objections to the merger under the federal antitrust laws.  This waiting period may be reduced to 15 days if the Department of Justice has not provided any adverse comments relating to the competitive factors of the transaction.  If the Department of Justice were to commence an antitrust action, that action would stay the effectiveness of OCC approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the Department of Justice could analyze the merger’s effect on competition differently than the OCC, and it is possible that the Department of Justice could reach a different conclusion than the OCC regarding the merger’s competitive effects.

No Solicitation

Until the merger is completed or the merger agreement is terminated, CNB has agreed that it, and its officers, employees, directors and representatives, will not:

•                  initiate, solicit, induce or knowingly encourage any inquiries, offers or proposals to acquire CNB;

•                  participate in any discussions or negotiations regarding any proposal to acquire CNB, or furnish, or otherwise afford access, to any person any information or data with respect to CNB or otherwise relating to an acquisition proposal;

•                  release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which CNB is a party; or

•                  enter into any agreement, agreement in principle, or letter of intent with respect to any proposal to acquire CNB, or approve or resolve to approve an acquisition proposal.

At any time prior to CNB’s special meeting of shareholders, CNB may, however, furnish information regarding CNB to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal if:

•                  CNB’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such proposal may be or could be superior to the merger with Bridgehampton Bank from a financial point of view for CNB’s shareholders (a “superior proposal”);

•                  CNB notifies Bridge Bancorp within at least two business days prior to such determination; and

•                  CNB receives a confidentiality agreement from a third party with terms no less favorable to CNB than those contained in the existing confidentiality agreement between CNB and Bridge Bancorp.

At any time prior to CNB’s special meeting of shareholders, CNB may approve or recommend to CNB’s shareholders a superior proposal and withdraw its recommendation of Bridge Bancorp’s proposal after having given Bridge Bancorp two business days’ notice of the superior proposal and the opportunity to adjust modify or amend the terms of the Bridge Bancorp proposal in response to the superior proposal.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval of the merger by CNB’s shareholders, as follows:

•                  by mutual written agreement of Bridge Bancorp, Bridgehampton Bank and CNB;

•                  by the board of directors of either Bridge Bancorp or CNB if the merger has not occurred on or before November 30, 2015, and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•                  by Bridge Bancorp or CNB if CNB’s shareholders do not approve the merger agreement and merger, or if Bridge Bancorp’s shareholders do not approve the issuance of shares of Bridge Bancorp common stock as the merger consideration;

•                  by the board of directors of a non-breaching party if the other party (1) breaches any covenants or agreements contained in the merger agreement or (2) breaches any representations or warranties contained in the merger agreement, in each case if such breach by its nature cannot be cured by November 30, 2015 or has not been cured within 30 days after written notice from the terminating party of the breach, and which breach would cause the failure of conditions to the terminating party’s obligation to close (provided that the terminating party is not then in material breach of the merger agreement);

•                  by either party if any required regulatory approvals for consummation of the merger are not obtained;

•                  by the board of directors of Bridge Bancorp or Bridgehampton Bank if any regulatory approval includes a burdensome condition;

•                  by Bridge Bancorp if CNB shall have received a superior proposal and the CNB board of directors enters into an acquisition agreement with respect to a superior proposal and terminates the merger agreement or fails to recommend that the shareholders of CNB approve the merger agreement, or withdraws, modifies or changes such recommendation in a manner which is adverse to Bridge Bancorp; or

•                  by CNB in order to accept a superior proposal, which has been received and considered by CNB in compliance with the applicable terms of the merger agreement.

If CNB elects to terminate the merger agreement because CNB has determined to accept a superior proposal or if Bridge Bancorp elects to terminate the merger agreement because CNB accepted a superior proposal and fails to recommend that the shareholders of CNB approve the merger agreement or withdraws, modifies or changes its recommendation in a manner adverse to Bridge Bancorp, CNB shall pay to Bridge Bancorp a fee of $5.0 million.  This fee would also be payable to Bridge Bancorp if CNB enters into a merger agreement with a third party within twelve months of the termination of the merger agreement by Bridge Bancorp, if the termination was due to a willful breach of a representation, warranty, covenant or agreement by CNB, or the failure of the shareholders of CNB to approve the merger agreement after the public disclosure or public awareness that CNB received a third party acquisition proposal.

Additionally, CNB may terminate the merger agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period) (the “Determination Date”), such termination to be effective if both of the following conditions are satisfied:

•                  the number obtained by dividing the average of the daily closing prices of Bridge Bancorp common stock for the ten consecutive trading days immediately preceding the Determination Date, by $26.00 (the “Bridge Ratio”) is less than 0.825; and

•                  the Bridge Ratio is less than the quotient obtained by dividing the average closing price of the entities comprising the Nasdaq Stock Bank Index for the twenty consecutive trading days immediately preceding the Determination Date by the average closing price of the Nasdaq Stock Bank Index on December 11, 2014, minus 0.175 (the “Index Ratio”).

If CNB elects to exercise its termination right as described above, it must give written notice thereof to Bridge Bancorp.  During the five-day period commencing with its receipt of such notice, Bridge Bancorp shall have, at its sole discretion, the option to increase the consideration to be received by CNB common stock shareholders by adjusting the exchange ratio to equal the lesser of: (i) the number obtained by dividing the product of $26.00, 0.825 and 0.79, by the average closing prices of Bridge Bancorp common stock for the ten consecutive trading immediately preceding the Determination Date, and (ii) the number obtained by dividing the product of the Index Ratio and 0.79, by the Bridge Ratio.  If Bridge Bancorp elects, it shall give, within such five-day period, written notice to CNB of such election to revise the exchange ratio, whereupon no termination shall be deemed to have occurred and the merger agreement shall remain in full force and effect in accordance with its terms (except as the exchange ratio shall have been so modified).  Because the formula is dependent on the future price of Bridge Bancorp’s common stock and that of the Nasdaq Stock Bank Index, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of Bridge Bancorp common stock would be issued, to take into account the extent to which the decline in the average price of Bridge Bancorp’s common stock exceeded the decline in the average price of the common stock of the index group.

Subject to applicable law, at any time prior to the closing and effective time of the merger, whether before or after the approval of the merger agreement by the CNB shareholders, the merger agreement may be amended by the parties.  However, after such approval by the CNB shareholders, no amendment may be made without their approval if it reduces the amount, value or changes the form of consideration to be delivered to CNB shareholders.

The parties may waive any of their conditions to closing, unless they may not be waived under law.

Fees and Expenses

Bridge Bancorp and CNB will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby, except as described above.  However, the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be equally borne by Bridge Bancorp and CNB.

Material United States Federal Income Tax Consequences of the Merger

General.  Bridge Bancorp has received the opinion of Luse Gorman, PC, and CNB has received the opinion of Day Pitney LLP as to the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of CNB common stock with respect to the exchange of CNB common stock for Bridge Bancorp common stock pursuant to the merger. The opinions assume that U.S. Holders hold their CNB common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. The opinions are based on the Internal Revenue Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this document. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The opinions do not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction.  In addition, the opinions do not address all aspects of United States federal income taxation that may apply to U.S. Holders of CNB common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Internal Revenue Code, such as holders of CNB common stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their CNB common stock through a partnership or other pass-through entity), persons who acquired shares of CNB common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their CNB common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of these opinions, a “U.S. Holder” is a beneficial owner of CNB common stock that is for United States federal income tax purposes:

•                  a United States citizen or resident alien;

•                  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•                  a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•                  an estate, the income of which is subject to United Sates federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds CNB common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Opinions. Bridge Bancorp and CNB have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of Bridge Bancorp to consummate the merger is conditioned upon the receipt of an opinion from Luse Gorman, PC, counsel to Bridge Bancorp, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Bridge Bancorp and CNB.  The obligation of CNB to consummate the merger is conditioned upon the receipt of an opinion from Day Pitney LLP, counsel to CNB, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Bridge Bancorp and CNB.  Bridge Bancorp and CNB have not requested and do not intend to request any ruling from the Internal Revenue Service. Accordingly, Bridge Bancorp urges each CNB shareholder to consult their own tax advisors as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.  In the opinion of Luse Gorman, PC and Day Pitney LLP, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the material United States federal income tax consequences of the merger to a U.S. Holder are as follows:

•                  no gain or loss will be recognized by Bridge Bancorp, its subsidiaries or CNB by reason of the merger;

•                  you will not recognize gain or loss if you exchange your CNB common stock solely for Bridge Bancorp common stock, except to the extent of any cash received in lieu of a fractional share of Bridge Bancorp common stock;

•                  your aggregate tax basis in the Bridge Bancorp common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your aggregate tax basis in the CNB common stock you surrendered, less any basis attributable to fractional share interests in CNB common stock for which cash is received; and

•                  your holding period for the Bridge Bancorp common stock that you receive in the merger will include your holding period for the shares of CNB common stock that you surrender in the merger; and

•                  a shareholder of CNB who receives cash instead of a fractional share of Bridge Bancorp common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption of Bridge Bancorp common stock.  As a result, a CNB shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above.  This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year.

CNB urges CNB shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Backup Withholding and Information Reporting.  Payments of cash to a holder of CNB common stock instead of a fractional share of Bridge Bancorp common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules.  Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Accounting Treatment

In accordance with U.S. generally accepted accounting principles, the merger will be accounted for using the purchase method.  The result of this is that the recorded assets and liabilities of Bridge Bancorp will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of CNB will be adjusted to fair value at the date of the merger.  In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired.  To the extent that the purchase price, consisting of the shares of Bridge Bancorp common stock to be issued to former CNB shareholders and option holders at fair value, exceeds the fair value of the net assets including identifiable intangibles of CNB at the merger date, that amount will be reported as goodwill.  In accordance with ASC 350, “Intangibles — Goodwill and Other,” goodwill will not be amortized but will be evaluated for impairment annually.  Identified intangibles will be amortized over their estimated lives.  Further, the purchase accounting method results in the operating results of CNB being included in the consolidated income of Bridge Bancorp beginning from the date of consummation of the merger.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

Bridge Bancorp is incorporated under the laws of the State of New York and CNB is a national bank, chartered and regulated by the OCC.  As a result of the merger, CNB shareholders will become shareholders of Bridge Bancorp.  Thus, following the merger, the rights of CNB shareholders who become Bridge Bancorp shareholders in the merger will be governed by the laws of the State of New York and will also then be governed by the Bridge Bancorp certificate of incorporation and the Bridge Bancorp bylaws.  The Bridge Bancorp certificate of incorporation and bylaws will be unaltered by the merger.

Comparison of Shareholders’ Rights

Set forth on the following page is a summary comparison of material differences between the rights of a Bridge Bancorp shareholder under the Bridge Bancorp certificate of incorporation, Bridge Bancorp bylaws and New York corporate law (right column) and the rights of a shareholder under the CNB articles of association, CNB bylaws and OCC laws and regulations (left column).  The summary set forth below is not intended to provide a comprehensive summary of New York law, OCC laws and regulations or of each entity’s governing documents.  This summary is qualified in its entirety by reference to the full text of the Bridge Bancorp certificate of incorporation and Bridge Bancorp bylaws, and the CNB articles of association and CNB bylaws.  Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “References to Additional Information” on the inside front cover of this document.

COMMUNITY NATIONAL BANK	BRIDGE BANCORP, INC.

CAPITAL STOCK

Authorized Capital. 10 million shares of common stock, par value $5 per share. As of March 20, 2015, there were 6,866,181 shares of CNB common stock issued and outstanding.

Authorized Capital. 20 million shares of common stock par value $0.01 per share, 2 million shares of preferred stock, par value $0.01 per share. At this year’s annual meeting of shareholders, we are requesting shareholder approval to increase the number of shares of common stock, par value $0.01 per share, that we are authorized to issue from 20 million to 40 million. As of March 20, 2015, there were 11,704,184 shares of Bridge Bancorp common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Preferred Stock. Bridge Bancorp’s certificate of incorporation authorize the board of directors, without further shareholder action, to issue up to 2 million shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.

Convertible Trust Preferred Securities. In October 2009, Bridge Bancorp completed the private placement of $16.0 million in aggregate liquidation amount of 8.50% cumulative convertible trust preferred securities (the “TPS”), through its wholly-owned subsidiary, Bridge Statutory Capital Trust II. The TPS have a liquidation amount of $1,000 per security and are convertible into our common stock, at an effective conversion price of $31 per share. The TPS mature in

30 years but are callable by Bridge Bancorp at par any time after September 30, 2014.

Bridge Bancorp issued $16.0 million of junior subordinated debentures (the “Debentures”) to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with current accounting guidance, the trust is not consolidated in Bridge Bancorp’s financial statements, but rather the Debentures are shown as a liability. The Debentures bear interest at a fixed rate equal to 8.50% and mature on December 31, 2039. Consistent with regulatory requirements, the interest payments may be deferred for up to five years, and are cumulative. The Debentures have the same prepayment provisions as the TPS.

The Debentures are included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

BOARD OF DIRECTORS

Number of Directors. Not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full board of directors or by resolution of a majority of the shareholders at any annual or special meeting thereof. CNB currently has eight directors.

Number of Directors. Not less than five, nor more than twenty-five, such number as is fixed by the board of directors from time to time. Bridge Bancorp currently has ten directors.

Classification of Directors. CNB does not have a classified board. CNB’s Articles of Association provide that the terms of all directors expire at the annual meeting of shareholders.

Classification of Directors. Bridge Bancorp’s Bylaws provide for a classified board to which approximately one-third of its Board of Directors is elected each year at the annual meeting of shareholders.

Vacancies and Newly Created Directorships. Filled by action of a majority of the remaining directors. Terms of directors selected to fill vacancies expire at the next annual meeting of shareholders.

Vacancies and Newly Created Directorships. Filled by a majority vote of the directors then in office, even if less than a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.

Qualification of Directors. Each director must own CNB capital stock with either an aggregate par, fair market, or equity value of $1,000.

Qualification of Directors. Every director must be a shareholder of Bridge Bancorp. No person shall be eligible to be newly elected or appointed as a director if he attains the age of 75 on or prior to the date of his election.

PRE-EMPTIVE RIGHTS

CNB shareholders do not have preemptive rights.	Bridge Bancorp shareholders do not have preemptive rights.

SPECIAL MEETINGS

Special Meetings of the Board. Special meetings of the board of directors may be called at the request of two or more members of the board of directors.

Special Meetings of the Board. Special meetings of the board of directors may be called by the President, the Executive Vice President or at the request of three or more members of the board of directors.

Special Meetings of the Shareholders. Special meetings may be called by the Board of Directors or by one or more shareholders holding, in the aggregate, not less than fifty-one percent (51%) of the voting power of the corporation.

Special Meetings of the Shareholders. Special meetings of the shareholders may be called by a resolution adopted by the board of directors.

DESCRIPTION OF CAPITAL STOCK OF BRIDGE BANCORP, INC.

Bridge Bancorp is authorized to issue 22 million shares of capital stock, 20 million of which are shares of common stock, par value of $0.01 per share, and 2 million of which are shares of preferred stock, par value of $0.01 per share. At this year’s annual meeting of shareholders, we are requesting shareholder approval to increase the number of shares of common stock, par value $0.01 per share, that we are authorized to issue from 20 million to 40 million.  As of March 20, 2015, Bridge Bancorp had 11,704,184 shares of common stock outstanding, and no shares of preferred stock outstanding.

Description of Common Stock

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Dividends

The holders of Bridge Bancorp common stock are entitled to receive and share equally in such dividends, if any, declared by the board of directors out of funds legally available therefor. Under the New York Business Corporation Law, Bridge Bancorp may pay dividends on its outstanding shares except when Bridge Bancorp is insolvent or would be made insolvent by the dividend. In addition, Bridge Bancorp may pay dividends either out of surplus, so that its net assets remaining after such payment shall at least equal the amount of stated capital, or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared, or the preceding fiscal year. If Bridge Bancorp issues preferred stock, the holders thereof may have a priority over the holders of Bridge Bancorp common stock with respect to dividends.

Voting Rights

The holders of Bridge Bancorp common stock are generally entitled to one vote per share. Holders of Bridge Bancorp common stock are not entitled to cumulate their votes in the election of directors.

Liquidation

In the event of Bridge Bancorp’s liquidation, dissolution or winding up, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities and the holders of any preferred stock, all of its assets available for distribution.

No Preemptive or Redemption Rights

Holders of Bridge Bancorp’s common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Description of Preferred Stock

Bridge Bancorp’s certificate of incorporation permits the board of directors to authorize the issuance of up to 2 million shares of preferred stock, par value $0.01, in one or more series, without shareholder action. The board of directors can fix the number of shares to be included in each such series, and the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Therefore, without shareholder approval, Bridge Bancorp’s board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. None of Bridge Bancorp’s preferred stock is currently outstanding.

CERTAIN PROVISIONS OF BRIDGE BANCORP, INC.
CERTIFICATE OF INCORPORATION AND BYLAWS

The following discussion is a general summary of the material provisions of Bridge Bancorp’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Bridge Bancorp’s certificate of incorporation and bylaws, reference should be made in each case to the document in question.  See “References to Additional Information” as to how to review a copy of these documents.

Provisions in Bridge Bancorp’s Certificate of Incorporation, Bylaws and Federal Law Affecting Bridge Bancorp’s Shareholders

Bridge Bancorp’s certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Bridge Bancorp board of directors or management more difficult. Such provisions include, among others, the requirement of a supermajority vote of shareholders to approve certain business combinations and other corporate actions, special procedural rules for certain business combinations, a classified board of directors, restrictions on the calling of special meetings of shareholders that do not provide for the calling of special meetings by the shareholders, and a provision in its certificate of incorporation allowing the board of directors to oppose a tender or other offer for the Bridge Bancorp securities, including through the issuance of authorized but unissued securities or treasury stock or granting stock options, based on a wide range of considerations. The foregoing is qualified in its entirety by reference to Bridge Bancorp’s certificate of incorporation and bylaws, both of which are on file with the SEC.

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Bridge Bancorp. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of Bridge Bancorp’s voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Bridge Bancorp, could constitute acquisition of control of the bank holding company.

Directors. The board of directors is divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of Bridge Bancorp’s board of directors.  Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Restrictions on Call of Special Meetings.  The certificate of incorporation and bylaws provide that special meetings of shareholders can be called only by the board of directors.  Shareholders are not authorized to call a special meeting of shareholders.

Authorized but Unissued Shares.  Bridge Bancorp has authorized but unissued shares of common and preferred stock.  See “Description of Capital Stock of Bridge Bancorp, Inc.”  The certificate of incorporation authorizes 2,000,000 shares of serial preferred stock.  Bridge Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class).  In the event of a proposed merger, tender offer or other attempt to gain control of Bridge Bancorp that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of Bridge Bancorp.  The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws.  Amendments to the certificate of incorporation must be approved by at least 75% of the outstanding voting stock is generally required to amend the following provisions:

(i)            The granting of preemptive rights to the holders of any class of capital stock;

(ii)           The ability of the board of directors to oppose a tender or other offer for the securities of Bridge Bancorp under certain circumstances;

(iii)          The ability of the board of directors to require a super-majority vote to limit purchase or otherwise acquire Bridge Bancorp; and

(iv)          The limitation on the liability of directors.

The bylaws may be amended by the affirmative vote of a majority of the directors of Bridge Bancorp.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a national bank unless the OCC has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition. Similarly, no person may acquire control of the parent bank holding company of a national bank unless the Federal Reserve has been given 60 days prior written notice and has not issued a notice disapproving of the proposal acquisition.

Control, as defined under federal law, means ownership, control of or holding with power to vote 25% or more of any class of voting stock.  Acquisition of more than 10% of any class, subject to rebuttal, of a bank’s or bank holding company’s voting securities is presumed to constitute control if the securities are registered under the Securities Exchange Act of 1934 or no other person will hold a greater percentage of that class of voting securities after the acquisition.

An acquisition of control may be disapproved if the regulators find, among other things, that:

1.                                      the acquisition would result in a monopoly or substantially lessen competition;

2.                                      the financial condition of the acquiring person or the financial prospects of the institution is such as might jeopardize the financial stability of the institution or prejudice the interests of depositors;

3.                                      the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person; or

4.                                      the proposed acquisition would result in an adverse effect on the Deposit Insurance Fund.  If a company or existing bank holding seeks to acquire control of a national bank or bank holding company, filings must be made under the Bank Holding Company Act and the Federal Reserve Board must issue its approval of the transaction prior to its consummation.  The standards reviewed by the Federal Reserve Board in such a case are similar to those referenced above.

EXPERTS

The consolidated balance sheets of Bridge Bancorp, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, included in its Annual Report on Form 10-K for the year ended December 31, 2014, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The balance sheets of CNB as of December 31, 2014 and 2013, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, have been included in this joint proxy statement/prospectus in reliance upon the report of Crowe Horwath LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the Bridge Bancorp common stock to be issued in the merger will be passed upon by Luse Gorman, PC, Washington, D.C., counsel to Bridge Bancorp.  In addition, Luse Gorman, PC will deliver its opinion to Bridge Bancorp, and Day Pitney LLP will deliver its opinion to CNB, respectively, as to certain United States federal income tax consequences of the merger.  See “The Merger and the Merger Agreement—Material United Sates Federal Income Tax Consequences of the Merger.”

OTHER MATTERS

As of the date of this document, neither the CNB board of directors nor the Bridge Bancorp board of directors knows of any matters that will be presented for consideration at their respective meetings other than as described in this document.  However, if any other matter shall properly come before the CNB special meeting or the Bridge Bancorp annual meeting, or any adjournments or postponements thereof, and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of meeting.  However, no proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement.

SHAREHOLDER PROPOSALS

CNB will hold its 2015 annual meeting only if the merger is not completed.  CNB’s bylaws provide that in order for a shareholder to make nominations for the election of directors, a shareholder must deliver notice of such nominations to the president of CNB not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided that, that if less than 21 days’ notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president of CNB no later than the close of business on the seventh day following the day on which the notice of the meeting was mailed.

Bridge Bancorp’s bylaws provide an advance notice procedure for certain business, or nominations to the board of directors, to be brought before an annual meeting of shareholders.  Advance notice for certain business or nominations to the board of directors to be brought before next year’s Bridge Bancorp annual meeting of shareholders must be given to Bridge Bancorp by January 7, 2016. In order to be eligible for inclusion in the proxy materials for next year’s Bridge Bancorp annual meeting of shareholders, any shareholder proposal to take action at such meeting must be received at Bridge Bancorp’s executive office, 2200 Montauk Highway, P.O. Box 3005, Bridgehampton, New York 11932, no later than December 8, 2015.  Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

Bridge Bancorp has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of Bridge Bancorp common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Bridge Bancorp in addition to being a proxy statement for Bridge Bancorp and CNB shareholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about Bridge Bancorp and Bridge Bancorp common stock.

Bridge Bancorp also files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as Bridge Bancorp and CNB, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Bridge Bancorp with the SEC are also available at Bridge Bancorp’s website at www.bridgenb.com under the tab “Investor Relations—Documents—SEC Filings.” The web addresses of the SEC and Bridge Bancorp and United are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.

The SEC allows Bridge Bancorp to incorporate by reference information in this joint proxy statement/prospectus. This means that Bridge Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Bridge Bancorp previously filed with the SEC. They contain important information about the companies and their financial condition.

Bridge Bancorp SEC Filings
(SEC File No. 001-34096)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2014

Current Reports on Form 8-K or 8-K/A	Filed on January 7, 2015 (other than any portions of the documents deemed to be furnished and not filed)

Bridge Bancorp also incorporates by reference the description of its common stock set forth in the registration statement on Form 8-A12B (No. 001-34096) and any amendment or report filed with the SEC for the purpose of updating this description.

June 9, 2008

Bridge Bancorp also incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the Bridge Bancorp annual meeting, provided that Bridge Bancorp is not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, Bridge Bancorp has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Bridge Bancorp, and CNB has supplied all information contained or incorporated by reference relating to CNB.

Documents incorporated by reference are available from Bridge Bancorp without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from Bridge Bancorp at the following address and phone number:

Bridge Bancorp, Inc.

2200 Montauk Highway

Bridgehampton, New York 11932

Attention:  Howard Nolan

Senior Executive Vice President, Chief Financial Officer and Corporate Secretary

Bridge Bancorp shareholders requesting documents must do so by May 1, 2015 to receive them before the annual meeting. You will not be charged for any of these documents that you request.

Additional information about Community National Bank may be obtained by contacting Jay McConie, Executive Vice President and Chief Financial Officer, at (516) 498-9111. To obtain additional information from Community National Bank before the special meeting, you must make your request no later than April 30, 2015.

Neither Bridge Bancorp nor CNB has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X 021X5E 1 U PX + Annual Meeting Revocable Proxy Card . + A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 6. For Against Abstain 1. A proposal to approve the issuance of shares of Bridge Bancorp, Inc. common stock to Community National Bank shareholders at the completion of the merger of Community National Bank with and into The Bridgehampton National Bank pursuant to an Agreement and Plan of Merger dated December 14, 2014. 2. A proposal to approve one or more adjournments of the annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the issuance of shares of Bridge Bancorp, Inc. common stock to Community National Bank shareholders at the completion of the merger. IMPORTANT ANNUAL MEETING INFORMATION 4. The election of Dennis A. Suskind and Albert E. McCoy Jr. as directors of Bridge Bancorp, Inc,. to hold office for a term of three years and until their successors are elected and qualified. To withhold authority to vote for a nominee, vote “For” and write that nominee’s name on the line below. 5. A proposal to approve, on an advisory (non-binding) basis, Bridge Bancorp’s executive compensation as described in the attached joint proxy statement/prospectus. 6. A proposal to ratify the appointment of Crowe Horwath LLP as the independent registered public accounting firm for Bridge Bancorp, Inc. for the year ending December 31, 2015. 3. A proposal to amend Bridge Bancorp, Inc.’s certificate of incorporation to increase the number of shares of common stock, par value $0.01 per share, Bridge Bancorp, Inc. is authorized to issue from 20 million to 40 million. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below B Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. If the signer is a corporation, please sign full corporate name by duly authorized officer. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. qIF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Proxies submitted by the Internet or telephone must be received by 11:59 p.m., EST, on May 7, 2015. Vote by Internet • Go to www.investorvote.com/BDGE • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website Vote by telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone • Follow the instructions provided by the recorded message

. Notice of 2015 Annual Meeting of Shareholders Bridgehampton National Bank, 2200 Montauk Highway, Bridgehampton, NY 11932 Proxy Solicited by Board of Directors for Annual Meeting – May 8, 2015 The undersigned shareholder of Bridge Bancorp, Inc. (the “Company”), hereby appoints the full Board of Directors, with full powers of substitution, as attorneys in fact and agents for and in the name of the undersigned, to vote such shares as the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company’s subsidiary, The Bridgehampton National Bank, 2200 Montauk Highway, Bridgehampton, New York 11932, on Friday, May 8, 2015 at 11:00 a.m. local time, and at any and all adjournments thereof. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, an executed proxy will be voted “FOR” Items 1, 2, 3, 4, 5 and 6. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side.) Revocable Proxy – Bridge Bancorp, Inc. Change of Address — Please print your new address below. Comments — Please print your comments below. C Non-Voting Items Meeting Attendance Mark the box to the right if you plan to attend the Annual Meeting. qIF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X 021X6D 1 U PX + q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Annual Meeting Revocable Proxy Card . Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below B Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. If the signer is a corporation, please sign full corporate name by duly authorized officer. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. + IMPORTANT ANNUAL MEETING INFORMATION A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 6. For Against Abstain 1. A proposal to approve the issuance of shares of Bridge Bancorp, Inc. common stock to Community National Bank shareholders at the completion of the merger of Community National Bank with and into The Bridgehampton National Bank pursuant to an Agreement and Plan of Merger dated December 14, 2014. 2. A proposal to approve one or more adjournments of the annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the issuance of shares of Bridge Bancorp, Inc. common stock to Community National Bank shareholders at the completion of the merger. 4. The election of Dennis A. Suskind and Albert E. McCoy Jr. as directors of Bridge Bancorp, Inc,. to hold office for a term of three years and until their successors are elected and qualified. To withhold authority to vote for a nominee, vote “For” and write that nominee’s name on the line below. 5. A proposal to approve, on an advisory (non-binding) basis, Bridge Bancorp’s executive compensation as described in the attached joint proxy statement/prospectus. 6. A proposal to ratify the appointment of Crowe Horwath LLP as the independent registered public accounting firm for Bridge Bancorp, Inc. for the year ending December 31, 2015. 3. A proposal to amend Bridge Bancorp, Inc.’s certificate of incorporation to increase the number of shares of common stock, par value $0.01 per share, Bridge Bancorp, Inc. is authorized to issue from 20 million to 40 million.

q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q . Notice of 2015 Annual Meeting of Shareholders Bridgehampton National Bank, 2200 Montauk Highway, Bridgehampton, NY 11932 Proxy Solicited by Board of Directors for Annual Meeting – May 8, 2015 The undersigned shareholder of Bridge Bancorp, Inc. (the “Company”), hereby appoints the full Board of Directors, with full powers of substitution, as attorneys in fact and agents for and in the name of the undersigned, to vote such shares as the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company’s subsidiary, The Bridgehampton National Bank, 2200 Montauk Highway, Bridgehampton, New York 11932, on Friday, May 8, 2015 at 11:00 a.m. local time, and at any and all adjournments thereof. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, an executed proxy will be voted “FOR” Items 1, 2, 3, 4, 5 and 6. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side.) Revocable Proxy – Bridge Bancorp, Inc.

INDEX TO FINANCIAL STATEMENTS

OF COMMUNITY NATIONAL BANK

INDEPENDENT AUDITOR’S REPORT

Audit Committee

Community National Bank

Great Neck, New York

Report on the Financial Statements

We have audited the accompanying financial statements of Community National Bank which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community National Bank as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Livingston, New Jersey

March 16, 2015

COMMUNITY NATIONAL BANK

BALANCE SHEETS

December 31, 2014 and 2013

(Dollar amounts in thousands except share data)

	2014	2013
ASSETS
Cash and due from financial institutions	$15,093	$8,784
Federal funds sold and other interest-bearing deposits	45,121	2,102
Cash and cash equivalents	60,214	10,886

Securities available for sale	84,289	100,895
Securities held to maturity (fair value: $8,257 in 2014 & $5,939 in 2013)	8,230	6,053
Securities, restricted	4,580	5,409

Loans held for investment	760,513	661,388
Less: allowance for loan losses	(11,008)	(9,383)
Loans held for investment, net	749,505	652,005

Premises and equipment, net	10,008	11,117
Accrued interest receivable	2,683	2,403
Bank-owned life insurance (“BOLI”)	21,171	18,598
Other assets	9,991	11,216

Total assets	$950,671	$818,582

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$230,608	$177,108
NOW and money market	311,352	231,847
Savings	52,927	84,961
Certificates of deposit	233,915	193,134
Total deposits	828,802	687,050
Federal Funds Purchased & Federal Home Loan Bank (FHLB) overnight borrowings	—	29,000
FHLB term advances	35,891	25,921
Accrued interest payable	92	59
Accrued expenses and other liabilities	5,821	4,926
Total liabilities	870,606	746,956

Commitments and contingent liabilities (Note 11)	—	—

Shareholders’ equity
Common stock, $5 par value; 10,000,000 shares authorized; issued 6,862,181 and 6,673,181 shares at December 31, 2014 and 2013, respectively	34,311	33,366
Additional paid-in-capital	35,581	34,362
Retained earnings	10,714	6,407
Accumulated other comprehensive (loss)	(541)	(2,509)
Total shareholders’ equity	80,065	71,626

Total liabilities and shareholders’ equity	950,671	818,582

See accompanying notes to financial statements

COMMUNITY NATIONAL BANK

STATEMENTS OF INCOME

Years ended December 31, 2014, 2013 and 2012

(Dollar amounts in thousands except share data)

	2014	2013	2012
Interest and dividend income:
Loans	$32,476	$27,904	$22,953
Investment securities	226	244	286
Mortgage-backed securities	2,270	2,041	2,054
Federal funds sold and other interest-bearing deposits	45	54	52
Total interest income	35,017	30,243	25,345

Interest expense:
NOW and money market	976	528	326
Savings	258	403	577
Certificates of deposit	2,742	2,370	2,922
Borrowed funds	373	482	570
Total interest expense	4,349	3,783	4,395

Net interest income	30,668	26,460	20,950

Provision for loan losses	2,690	4,003	2,193

Net interest income after provision for loan losses	27,978	22,457	18,757

Non-interest income:
Service charges on deposits	1,424	1,148	630
Loan fee and servicing income	576	540	408
BOLI and annuity income	590	606	722
Net gains on sale of loans	1,205	1,342	1,508
Net gains on sale of investments	64	29	281
Total non-interest income	3,859	3,665	3,549

Non-interest expense:
Salaries and employee benefits	12,562	10,689	9,153
Occupancy and equipment	5,987	5,381	4,521
Advertising	102	223	218
Other operating	5,868	5,134	4,018
Total non-interest expense	24,519	21,427	17,910

Income before income taxes	7,318	4,695	4,396

Income tax expense	3,011	1,743	1,545

Net income	$4,307	$2,952	$2,851

Earnings per share: (see Note 1)
Basic	$0.64	$0.44	$0.43
Diluted	$0.63	$0.44	$0.43
Weighted average shares outstanding — basic	6,681,466	6,673,181	6,673,181
Weighted average shares outstanding — diluted	6,801,116	6,774,277	6,689,481

See accompanying notes to financial statements

COMMUNITY NATIONAL BANK

STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2014, 2013 and 2012

(Dollar amounts in thousands except share data)

	2014	2013	2012

Net income	$4,307	$2,952	$2,851

Other comprehensive income (loss):
Unrealized (losses)/gains on securities:
Change in unrealized (losses)/gains arising during the period	3,344	(5,622)	848
Reclassification adjustment for gains included in net income	(64)	(29)	(281)

Gross change in unrealized (losses)/gains on securities	3,280	(5,651)	567

Related tax effect on unrealized (losses)/gains during the period	(1,312)	2,261	(227)

Total other comprehensive (loss)/income	1,968	(3,390)	340

Comprehensive (loss)/income	$6,275	$(438)	$3,191

See accompanying notes to financial statements

COMMUNITY NATIONAL BANK

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2014, 2013 and 2012

(Dollar amounts in thousands except share data)

				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-in	Retained	Income
	Stock	Capital	Earnings	(Loss)	Total

Balance at January 1, 2012	$33,336	$33,872	$604	$541	$68,383

Net income	—	—	2,851	—	2,851
Other comprehensive income	—	—	—	340	340
Stock option expense	—	229	—	—	229

Balance at December 31, 2012	33,366	34,101	3,455	881	71,803

Net income	—	—	2,952	—	2,952
Other comprehensive income	—	—	—	(3,390)	(3,390)
Stock option expense	—	261	—	—	261

Balance at December 31, 2013	33,366	34,362	6,407	(2,509)	71,626

Net income	—	—	4,307	—	4,307
Exercise of stock options	945	945	—	—	1,890
Other comprehensive income	—	—	—	1,968	1,968
Stock option expense	—	274	—	—	274

Balance at December 31, 2014	$34,311	$35,581	$10,714	$(541)	$80,065

See accompanying notes to financial statements

COMMUNITY NATIONAL BANK

STATEMENTS OF CASH FLOWS

Years ended December 31, 2014, 2013 and 2012

(Dollar amounts in thousands except share data)

	2014	2013	2012
Cash flows from operating activities:
Net income	$4,307	$2,952	$2,851
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	2,690	4,003	2,193
Depreciation and amortization of fixed assets	1,595	1,287	1,219
Stock option expense	274	261	229
Net securities amortization	764	720	1,072
Net gains on sale of securities	(64)	(30)	(281)
Loans originated for sale	(11,905)	(17,183)	(20,269)
Proceeds from loans sold	13,338	18,724	21,777
Net gains on sale of loans	(1,205)	(1,342)	(1,508)
Increase in accrued interest receivable	(280)	(444)	(229)
Increase in cash surrender value of BOLI	(573)	(587)	(722)
(Increase) decrease in other assets	(314)	(1,936)	268
Increase (decrease) in accrued interest payable	33	(9)	(64)
Increase (decrease) in accrued expenses and other liabilities	895	(672)	2,532
Net cash provided by operating activities	9,555	5,744	9,068

Cash flows from investing activities
Net increase in loans	(100,190)	(150,997)	(116,208)
Purchases of securities held-to-maturity	(3,484)	(6,137)	—
Principal payments on mortgage-backed securities held-to-maturity	1,245	79	—
Purchases of securities available-for-sale	(3,117)	(33,417)	(85,119)
Proceeds from sales and call of securities available-for-sale	9,831	8,200	50,654
Purchases of securities, restricted	(6,634)	(13,469)	(1,044)
Redemption of securities, restricted	7,463	11,965	1,418
Principal payments on mortgage-backed securities available-for-sale	12,534	18,112	24,631
Investment in BOLI	(2,000)	—	(1,500)
Investment in annuity	—	—	(1,400)
Purchase of premises and equipment	(487)	(3,696)	(1,206)
Net cash used in investing activities	(84,839)	(169,360)	(129,774)

Cash flows from financing activities
Net increase in deposits	141,752	123,707	138,091
Net increase (decrease) in short term FHLB advances	(29,000)	29,000	(5,000)
Proceeds from long term FHLB advances	12,300	24,000	—
Repayment of long term FHLB advances	(2,330)	(23,050)	(5,003)
Proceeds from exercise of stock options	1,890	—	—
Net cash provided by financing activities	124,612	153,657	128,088

Net (decrease) increase in cash and cash equivalents	49,328	(9,959)	7,382
Beginning cash and cash equivalents	10,886	20,845	13,463
Ending cash and cash equivalents	$60,214	$10,886	$20,845
Supplemental cash flow information:
Cash paid during the period for:
Interest	$4,316	$3,792	$4,459
Income taxes	4,052	3,527	1,522

See accompanying notes to financial statements

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business:  Community National Bank (the “Bank”) commenced business on April 7, 2005. The Bank provides financial services through eleven branch locations throughout Nassau, Suffolk, Queens and Manhattan Counties. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential and commercial mortgages, commercial and industrial loans and lines of credit, Small Business Administration (“SBA”) loans, and installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from the operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates:  To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and the fair value of financial instruments are particularly subject to change.

Subsequent Events:  The Bank has evaluated subsequent events for recognition and disclosure through March 16, 2015, which is the date the financial statements were available to be issued.

Cash Flows:  Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and interest bearing deposits in other financial institutions.

Securities:  Securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Securities that may be sold in response to, or in anticipation of changes in interest rates and resulting prepayment risk, or other factors, and marketable equity securities, are classified as available-for-sale and carried at fair value. The unrealized gains and losses on these securities are reported separately in the statement of comprehensive income and as a component of shareholders’ equity.

Interest income on securities, including amortization of premiums and accretion of discounts, is recognized using the level yield method over the lives of the individual securities. Realized gains and losses on sales of securities are computed using the specific identification method. The cost basis of individual held-to-maturity and available-for-sale securities is reduced through write-downs to reflect other-than-temporary impairments in value.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Securities:  The Bank is a member of the Federal Reserve Bank (“FRB”) and the Federal Home Loan Bank (“FHLB”) systems. Members are required to own a certain amount of stock based on the level of borrowings, capital, and other factors, and may invest in additional amounts. These restricted securities are carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held for Sale:  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loans sold.

The Bank also sells the guaranteed portion of SBA loans to the secondary market. SBA loans intended for sale are carried at the lower of aggregate cost or market and accounted for similar to mortgage loans held for sale. Gains on sales of SBA loans are based on the difference between the selling price and the fair value allocated to the guaranteed portion of the related loans sold.

Transfers of Financial Assets:  Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished.  Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loans Held for Investment:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan loss. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method.

Non-Accrual and Restructured Loans:  Loans are generally placed on non-accrual status when payments become 90 days past due, unless they are well secured and in the process of collection. Loans may also be placed on non-accrual status if management has doubt as to the collectability of interest and principal prior to a loan becoming 90 days past due. Interest and fees previously accrued, but not collected, are generally reversed and charged against interest income at the time a loan is placed on non-accrual status. Interest payments received on non-accrual loans are recorded as reductions of principal if, in management’s judgment, principal repayment is in doubt. Loans may be reinstated to an accrual or performing status if the loan is current with all payments, future payments of principal and interest are reasonably assured, and the loan has a demonstrated period of performance.

Loans are classified as restructured when management grants, for economic or legal reasons related to the borrower’s financial condition, concessions to the borrower that the Bank would not otherwise consider. Generally, this occurs when the cash flows of the borrower are insufficient to service the loan under its original terms.

Allowance for Loan Losses:  The allowance for loan losses is available to cover probable losses incurred in the loans held-for-investment portfolio. Loans held-for-investment, or portions thereof, deemed uncollectible are charged to the allowance for loan losses, while recoveries, if any, of amounts previously charged-off are added to the allowance. Amounts are charged-off after giving consideration to such factors as the customer’s financial condition, underlying collateral values and guarantees, and general economic conditions.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The evaluation process for determining the adequacy of the allowance for loan losses and the periodic provisioning for estimated losses is undertaken on a quarterly basis, but may increase in frequency should conditions arise that would require our prompt attention. Conditions giving rise to such action are acquisitions or dispositions of large quantities of loans, dispositions of non-performing and marginally performing loans by bulk sale or any development which may indicate an adverse trend. Recognition is also given to the changing risk profile resulting from customer performance, results of ongoing credit-quality monitoring processes and the cyclical nature of economic and business conditions.

The loan portfolio is categorized according to collateral type, loan purpose or borrower type (i.e., commercial, consumer). The categories used include multifamily mortgages, residential one-to-four family mortgages, commercial mortgages, commercial and industrial, consumer, and construction and land.

Multifamily residential properties and commercial mortgages generally are larger than one-to-four family residential loans and involve a greater degree of risk. Payments on these loans depend to a large degree on the results of operations and management of the properties or underlying businesses, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of commercial real estate loans makes them more difficult for management to monitor and evaluate.

Commercial and industrial lending generally involves greater risk than mortgage lending and involves risks that are different from those associated with residential and commercial real estate lending. Real estate lending is generally considered to be collateral based, with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral is viewed as the primary source of repayment in the event of borrower default. Although commercial and industrial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default is often an insufficient source of repayment because equipment and other business assets may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial and industrial loan depends primarily on the creditworthiness of the borrower (and any guarantors), while liquidation of collateral is a secondary and often insufficient source of repayment.

Residential one-to-four family mortgages and home equity lines of credit have as collateral a borrower’s primary residence, second home or investment property. The risk of loss on these loans would be due to collateral deficiencies due to market deterioration or location and condition of the property. The foreclosure process of a primary residence is usually the final course of action on these types of loans. Given our underwriting criteria and the volume and balance of the loans as compared to collateral, the risk in this portfolio segment is less than that of the other segments.

Consumer loans generally have shorter terms and higher interest rates than one-to-four family mortgage loans. In addition, consumer loans expand the products and services we offer to better meet the financial services needs of our customers. Consumer loans generally involve greater credit risk than residential mortgage loans because of the difference in the underlying collateral. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage to, loss of, or depreciation in the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower’s personal financial stability. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Construction loans are primarily collateralized by the acquired land and the constructed premises. These loans require continuous attention and monitoring of the construction progress. The repayment of these loans is contingent upon the borrower’s ability to complete and sell the constructed property or generate enough rental income to service the permanent debt. As a result the risk with these loans is that they are contingent upon future events whose probability at the time of origination is uncertain. Therefore these loans receive a higher risk rating than all other loan types.

The methodology employed for assessing the adequacy of the allowance consists of the following criteria:

•                  Establishment of reserve amounts for specifically identified criticized loans, including those designated as requiring special attention by the Bank’s internal loan review program, or bank regulatory examinations (specific-allowance method).

•                  An allocation to the remaining loans giving effect to historical losses experienced in each loan category, cyclical trends and current economic conditions which may impact inherent losses (loss experience factor method).

The initial allocation or specific-allowance method commences with loan officers and underwriters grading the quality of their loans on a risk classification scale ranging from 1 to 8. Loans identified as below investment grade are referred to the Bank’s independent Loan Review Consultant (“LRC”) for further analysis and identification of those factors that may ultimately affect the full recovery or collectability of principal and/or interest. These loans are subject to continuous review and monitoring while they remain in a criticized category. Additionally, LRC is responsible for performing periodic reviews of the loan portfolio independent from the identification process employed by loan officers and underwriters. Loans that fall into criticized categories are further evaluated for impairment. The portion of the allowance allocated to impaired loans is based on the most appropriate of the following measures: discounted cash flows from the loan using the loan’s effective interest rate, the fair value of the collateral for collateral dependent loans, or the observable market price of the impaired loan.

The remaining allocation applies a category specific loss experience factor to loans which have not been specifically reviewed for impairment, including smaller balance homogeneous loans that have been identified as residential and consumer. These category specific factors give recognition to the Bank’s historical loss experience as well as economic factors. These economic factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

These factors are reviewed on a quarterly basis with senior lenders to ensure that the factors applied to each loan category are reflective of trends or changes in the current business environment which may affect these categories.

Upon completion of both allocation processes, the specific and loss experience factor method allocations are combined, producing the allocation of the allowance for loan losses by loan category. Other factors used to evaluate the adequacy of the allowance for loan losses include the amount and trend of criticized loans, results of regulatory examinations, peer group comparisons and economic data associated with the relevant markets, specifically the local real estate market. Because many loans depend upon the sufficiency of collateral, any adverse trend in the relevant real estate markets could have a significant adverse effect on the quality of the Bank’s loan portfolio.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing Rights:  When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.  All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets, which are reported in other assets on the balance sheet, totaled $839,000 and $875,000 at December 31, 2014 and 2013, respectively.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. The Bank’s servicing rights are not impaired as of December 31, 2014 and 2013.

Servicing fee income, which is reported on the income statement as loan fee and servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $418,000, $405,000 and $311,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

Premises and Equipment:  Premises and equipment, including leasehold improvements, are stated at cost, net of accumulated depreciation and amortization. Equipment, which includes furniture and fixtures, are depreciated over the assets’ estimated useful lives using the straight-line method (five to ten years). Leasehold improvements are amortized, using the straight line method, over the estimated useful life of the related asset or the lease term, whichever is shorter. Maintenance, repairs and minor improvements are charged to non-interest expense in the period incurred.

Bank-Owned Life Insurance (“BOLI”):  The Bank has purchased life insurance policies on certain key employees. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Loan Commitments and Related Financial Instruments:  Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees are recorded at fair value.

Earnings Per Share:  Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  The Bank had 707,978 stock options outstanding of which 119,650 were dilutive and included in the calculation of diluted earnings per share for 2014.  The Bank had 765,278 stock options outstanding of which 101,096 were dilutive and included in the calculation of diluted earnings per share for 2013. The Bank had 701,028 stock options outstanding of which 16,300 were dilutive and included in the calculation of diluted earnings per share for 2012.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Bank recognizes interest and/or penalties related to income tax matters in income tax expense.

Stock Based Compensation:  Compensation cost is recognized for stock option awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Other Real Estate Owned (“OREO”):  Included in other assets is OREO which consists of properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. These assets are initially recorded at the fair value of the property, less any estimated costs of disposal. Loan losses arising from the acquisition of such assets are charged to the allowance for loan losses and subsequent valuation write-downs are charged to non-interest expense and a valuation allowance is established. Operating costs associated with the properties are charged to expense as incurred. Gains and losses on the sale of OREO are included in income when title has passed to the Bank. The Bank did not have any other real estate owned at December 31, 2014 and 2013, respectively.

Retirement Plans:  A savings plan is maintained under section 401(k) of the Internal Revenue Code and covers substantially all current employees. Newly hired employees can elect to participate in the savings plan after completing six months of service. Under the provisions of the savings plan, employee contributions are partially matched by the Bank with cash contributions. Participants can invest their account balances into several investment alternatives.

A supplemental executive retirement plan is maintained for the benefit of the Chief Executive Officer.  The liability is expensed over the service period through expected retirement.

Comprehensive Income (Loss):  Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments:  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 12. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications:  Certain items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - SECURITIES

The carrying amount, gross unrealized gains and losses, and estimated fair value of securities available—for-sale were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2014
U.S. agency pass-through certificates	$37,074	$228	$(398)	$36,904
U.S. agency CMO issuances	48,117	135	(867)	47,385

	$85,191	$363	$(1,265)	$84,289

December 31, 2013
U.S. agency pass-through certificates	$42,706	$3	$(1,852)	$40,857
U.S. agency CMO issuances	62,371	121	(2,454)	60,038

	$105,077	$124	$(4,306)	$100,895

The carrying amount, gross unrealized gains and losses, and estimated fair value of securities held—to-maturity were as follows (in thousands):

	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2014
U.S. agency pass-through certificates	$2,577	$11	$—	$2,588
U.S. agency CMO issuances	5,653	20	(4)	5,669

	$8,230	$31	$(4)	$8,257

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2013
U.S. agency pass-through certificates	$3,018	$—	$(56)	$2,962
U.S. agency CMO issuances	3,035	—	(58)	2,977

	$6,053	$—	$(114)	$5,939

Proceeds from the sale and call of securities were approximately $9.8 million, $8.2 million and $50.7 million for the years ended December 31, 2014, 2013 and 2012, respectively. The Bank had gross realized gains of $64,000, $54,000 and $461,000 for the years ended December 31, 2014, 2013 and 2012, respectively. The Bank had no gross realized losses for the year ended December 31, 2014. The Bank had $24,000 and $180,000 in gross realized losses for the years ended December 31, 2013 and 2012, respectively.

The Bank classifies FRB stock as a restricted stock and is held at cost. The Bank is required to own such restricted stock based upon a percentage of the Bank’s capital. The Bank held $2.0 million of FRB stock at December 31, 2014 and 2013, respectively. The Bank was also required to own restricted stock in the Federal Home Loan Bank of New York (“FHLB”) and a Bankers’ Bank. The Bank held $2.5 million and $3.3 million of FHLB stock and $50,000 of the Bankers’ Bank stock at December 31, 2014 and 2013, respectively.

Securities pledged had carrying amounts of approximately $87.5 million and $80.4 million at December 31, 2014 and 2013, respectively, and were used to secure public deposits and FHLB borrowings. At December 31, 2014, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

At December 31, 2014, the Bank had 21 securities totaling $54.3 million with unrealized losses of $1.3 million that were in an unrealized loss position for more than twelve months.  At December 31, 2013, the Bank had 3 securities totaling $11.0 million with unrealized loss position for more than twelve consecutive months.  The total unrealized loss on these three securities was $0.8 million.

At December 31, 2014, the Bank had 1 security totaling $1.0 million with unrealized loss position for less than twelve consecutive months. The total unrealized loss on this one securities was $8 thousand.  At December 31, 2013, the Bank had 34 securities totaling $83.8 million with unrealized losses of $3.5 million that were in an unrealized loss position for less than twelve consecutive months.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 2 — SECURITIES (Continued)

At December 31, 2014, the mortgage-backed securities and CMOs held by the Bank were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Bank does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Bank does not consider these securities to be other-than-temporarily impaired at December 31, 2014.

When purchasing investment securities, the Bank’s overall interest-rate risk profile is considered as well as the adequacy of expected returns relative to risks assumed, including prepayments. Management occasionally sells investment securities as a result of changes in interest rates and spreads, actual or anticipated prepayments, or credit risk associated with a particular security.

NOTE 3 - LOANS

The composition of loans held for investment at December 31 is summarized below (in thousands):

	2014	2013
Real estate:
Residential	$220,823	$191,016
Home equity	2,981	4,043
Commercial	318,931	260,492
Multifamily	37,521	31,852
Commercial and industrial	170,808	167,342
Construction	9,054	5,820
Consumer	615	1,269
Gross Loans Held-for-investment	760,733	661,834

Net deferred loan income (costs)	(220)	(446)
Allowance for loan losses	(11,008)	(9,383)

Loans held for investment, net	$749,505	$652,005

Included in the table above are approximately $190.8 million and $168.8 million of interest-only loans as of December 31, 2014 and 2013, respectively. Interest-only residential loans were approximately 34% of total interest-only loans at December 31, 2014 and 2013. Interest-only commercial loans were approximately 66% of total interest-only loans at December 31, 2014 and 2013.

The total amount of loans serviced for others was approximately $88.6 million and $93.6 million at December 31, 2014 and 2013, respectively. The amount of loans serviced which was attributable to SBA loans was approximately $58.0 million and $61.0 million at December 31, 2014 and 2013, respectively.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 3 - LOANS (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment of loans by category and based on impairment method as of December 31, 2014 and 2013 (in thousands):

	Real Estate				Commercial
		Home		Multi-	and
	Residential	Equity	Commercial	Family	Industrial	Construction	Consumer	Total

December 31, 2014
Allowance for loan losses:
Individually evaluated for impairment	$—	$—	$—	$—	$3,661	$—	$—	$3,661
Collectively evaluated for impairment	444	15	3,692	150	2,947	95	4	7,347

Total allowance balance	$444	$15	$3,692	$150	$6,608	$95	$4	$11,008

Loans:
Individually evaluated for impairment	$—	$—	$1,046	$—	$11,221	$—	$—	$12,267
Collectively evaluated for impairment	222,028	2,994	317,696	37,521	158,338	9,054	615	748,246

Total loan balance	$222,028	$2,994	$318,742	$37,521	$169,559	$9,054	$615	$760,513

December 31, 2013
Allowance for loan losses:
Individually evaluated for impairment	$—	$—	$—	$—	$1,297	$—	$—	$1,297
Collectively evaluated for impairment	384	20	3,399	239	3,974	61	9	8,086

Total allowance balance	$384	$20	$3,399	$239	$5,271	$61	$9	$9,383

Loans:
Individually evaluated for impairment	$—	$—	$721	$—	$6,637	$—	$—	$7,358
Collectively evaluated for impairment	192,032	4,049	259,500	31,852	159,508	5,820	1,269	654,030

Total loan balance	$192,032	$4,049	$260,221	$31,852	$166,145	$5,820	$1,269	$661,388

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 3 - LOANS (Continued)

The following table presents loans individually evaluated for impairment by category as of December 31, 2014, 2013 and 2012 (in thousands):

Allowance
	Unpaid		for Loan	Interest	Average
	Principal	Recorded	Losses	Income	Recorded
	Balance	Investment	Allocated	Recognized	Investment
December 31, 2014
With no related allowance recorded:
Real estate:
Residential	$—	$—	$—	$—	$—
Home equity	—	—	—	—	—
Commercial	1,046	1,046	—	—	1,047
Multifamily	—	—	—	—	—
Commercial and industrial	1,508	1,508	—	—	1,597
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Subtotal	2,554	2,554	—	—	2,644

With an allowance recorded:
Real estate:
Residential	—	—	—	—	—
Home equity	—	—	—	—	—
Commercial	—	—	—	—	—
Multifamily	—	—	—	—	—
Commercial and industrial	9,713	9,713	3,661	124	9,905
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Subtotal	9,713	9,713	3,661	124	9,905

Total	$12,267	$12,267	$3,661	$124	$12,549

December 31, 2013
With no related allowance recorded:
Real estate:
Residential	$—	$—	$—	$—	$—
Home equity	—	—	—	—	—
Commercial	721	721	—	—	721
Multifamily	—	—	—	—	—
Commercial and industrial	150	150	—	—	160
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Subtotal	871	871	—	—	881

With an allowance recorded:
Real estate:
Residential	—	—	—	—	—
Home equity	—	—	—	—	—
Commercial	—	—	—	—	—
Multifamily	—	—	—	—	—
Commercial and industrial	6,487	6,487	1,297	132	6,565
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Subtotal	6,487	6,487	1,297	132	6,565

Total	$7,358	$7,358	$1,297	$132	$7,446

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 3 - LOANS (Continued)

Allowance
	Unpaid		for Loan	Interest	Average
	Principal	Recorded	Losses	Income	Recorded
	Balance	Investment	Allocated	Recognized	Investment

December 31, 2012
With no related allowance recorded:
Real estate:
Residential	$—	$—	$—	$—	$—
Home equity	—	—	—	—	—
Commercial	721	721	—	12	722
Multifamily	—	—	—	—	—
Commercial and industrial	251	251	—	2	251
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Subtotal	972	972	—	14	973

With an allowance recorded:
Real estate:
Residential	—	—	—	—	—
Home equity	—	—	—	—	—
Commercial	—	—	—	—	—
Multifamily	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Subtotal	—	—	—	—	—

Total	$972	$972	$—	$14	$973

The following table represents the unpaid recorded investments of loans in non-accrual by loan type as of December 31 (in thousands):

	2014	2013
Real estate:
Residential	$—	$—
Home equity	—	—
Commercial	1,046	721
Multifamily	—	—
Commercial and industrial	5,969	445
Construction	—	—
Consumer	—	—

Total	$7,015	$1,166

The Bank did not have any loans over 90 days and still accruing at December 31, 2014.  The Bank had one insignificant consumer loan over 90 days and still accruing at December 31, 2013.

The Bank did not recognize any interest income on nonaccrual loans on a cash basis during 2014 and 2013, respectively.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The following table presents the aging of the unpaid principal balance of past due loans as of December 31, 2014 and 2013, (in thousands):

	30 – 59	60 – 89	Greater Than
	Days	Days	89 Days	Loans Not
	Past Due	Past Due	Past Due	Past Due	Total

December 31, 2014
Real estate:
Residential	$—	$—	$—	$222,028	$222,028
Home equity	—	—	—	2,994	2,994
Commercial	—	—	1,046	317,696	318,742
Multifamily	—	—	—	37,521	37,521
Commercial and industrial	262	—	5,969	163,328	169,559
Construction	—	—	—	9,054	9,054
Consumer	—	—	—	615	615

Total	$262	$—	$7,015	$753,236	$760,513

December 31, 2013
Real estate:
Residential	$972	$—	$—	$191,060	$192,032
Home equity	—	—	—	4,049	4,049
Commercial	640	—	721	258,860	260,221
Multifamily	—	—	—	31,852	31,852
Commercial and industrial	—	—	445	165,700	166,145
Construction	—	—	—	5,820	5,820
Consumer	—	—	7	1,262	1,269

Total	$1,612	$—	$1,173	$658,603	$661,388

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 3 - LOANS (Continued)

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as:  current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes commercial, multifamily, commercial and industrial, and construction type loans individually by classifying the loans as to credit risk. This analysis is performed on an annual basis. The Bank uses the following definitions for risk ratings:

Special Mention:  The loan has potential weaknesses that deserve Management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.

Substandard:  The loan is inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Loans classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful:  The loan has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be “pass” rated loans. Loans listed as “not rated” are homogeneous residential and consumer type loans which are evaluated based on payment performance as previously disclosed in the aging of past due loans.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands):

	Not		Special
	Rated	Pass	Mention	Substandard	Doubtful
December 31, 2014
Real estate:
Residential	$222,028	$—	$—	$—	$—
Home equity	2,994	—	—	—	—
Commercial	—	317,696	—	1,046	—
Multifamily	—	37,521	—	—	—
Commercial and industrial	—	158,319	19	11,221	—
Construction	—	9,054	—	—	—
Consumer	615	—	—	—	—

Total	$225,637	$522,590	$19	$12,267	$—

December 31, 2013
Real estate:
Residential	$192,032	$—	$—	$—	$—
Home equity	4,049	—	—	—	—
Commercial	—	257,620	1,880	721	—
Multifamily	—	31,852	—	—	—
Commercial and industrial	—	153,866	5,416	6,863	—
Construction	—	5,820	—	—	—
Consumer	1,269	—	—	—	—

Total	$197,350	$449,158	$7,296	$7,584	$—

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 3 - LOANS (Continued)

Loans to related parties include loans to directors and their related companies and executive officers of the Bank. The Bank does not extend loans to its directors and executive officers for the purpose of financing the purchase of its common stock. Related party loans, principally consisting of residential mortgage loans, commercial loans and standby letter of credit, have an aggregated outstanding balance of approximately $17.3 million and $15.7 million at December 31, 2014 and 2013, respectively.

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2014, 2013 and 2012 (in thousands):

	Real Estate				Commercial
		Home		Multi-	and
	Residential	Equity	Commercial	Family	Industrial	Construction	Consumer	Total

December 31, 2014
Allowance for loan losses:
Beginning balance	$384	$20	$3,399	$239	$5,271	$61	$9	$9,383
Provision for loan losses	60	(5)	293	(89)	2,403	34	(6)	2,690
Loans charged-off	—	—	—	—	(1,120)	—	—	(1,120)
Recoveries	—	—	—	—	54	—	1	55

Total ending allowance balance	$444	$15	$3,692	$150	$6,608	$95	$4	$11,008

December 31, 2013
Allowance for loan losses:
Beginning balance	$448	$19	$2,768	$86	$3,172	$112	$1	$6,606
Provision for loan losses	(64)	1	631	153	3,325	(51)	8	4,003
Loans charged-off	—	—	—	—	(1,312)	—	—	(1,312)
Recoveries	—	—	—	—	86	—	—	86

Total ending allowance balance	$384	$20	$3,399	$239	$5,271	$61	$9	$9,383

December 31, 2012
Allowance for loan losses:
Beginning balance	$479	$17	$2,029	$104	$2,092	$35	$3	$4,759
Provision for loan losses	(31)	2	1,024	(18)	1,141	77	2	2,193
Loans charged-off	—	—	(285)	—	(106)	—	—	(391)
Recoveries	—	—	—	—	45	—	—	45

Total ending allowance balance	$448	$19	$2,768	$86	$3,172	$112	$1	$6,606

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Troubled Debt Restructurings

As of December 31, 2014 and 2013, the Bank has a recorded investment in troubled debt restructurings of $5.3 million and $6.5 million, respectively. The Bank has allocated $1.3 million and $0.1 million in reserves for these loans at December 31, 2014 and 2013. The Bank had no commitments to lend additional amounts to loans that were classified as troubled debt restructurings.

A restructuring constitutes a troubled debt restructuring when the restructuring includes a concession by the Bank and the borrower is experiencing financial difficulty. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. The Bank performs the evaluation under its internal underwriting policy.

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2014, 2013 and 2012 (dollars in thousands):

		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number	Recorded	Recorded
	of Loans	Investment	Investment
2014
Troubled debt restructurings:
Commercial and industrial	—	$—	$—

2013
Troubled debt restructurings:
Commercial and industrial	6	$6,247	$6,247

2012
Troubled debt restructurings:
Commercial and industrial	3	$260	$260

There are no troubled debt restructurings for which there was a payment default during 2014, 2013 and 2012 that were modified during the twelve-month period prior to default. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.  Modifications involving an extension of the maturity date were for periods ranging from twelve months to thirty-six months.

NOTE 4 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31 (in thousands):

	2014	2013

Leasehold improvements	$12,456	$12,453
Furniture and fixtures	2,236	2,203
Office equipment	3,533	3,081
Construction in progress	95	97
	18,320	17,834
Less: accumulated depreciation	(8,312)	(6,717)
Fixed assets, net	$10,008	$11,117

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Depreciation and amortization expense was approximately $1.6 million, $1.3 million and $1.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 5 - DEPOSITS

The following is a summary of the remaining maturity of certificates of deposits at December 31, 2014, (in thousands):

	$250,000	Greater than
	Or Less	$250,000

2015	$127,920	$26,204
2016	33,935	5,357
2017	19,335	650
2018	8,302	264
2019	10,378	1,570
	$199,870	$34,045

Time deposits that meet or exceed the FDIC insurance limit of $250,000 at year-end 2014 and 2013 were $34.0 million and $26.7 million, respectively.

Deposits from principal officers, directors, and their affiliates at December 31, 2014 and 2013 were $6.5 million and $8.0 million, respectively.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 6 - FHLB ADVANCES AND OTHER SECURED BORROWINGS

The table below provides the contractual maturity of non-callable fixed rate FHLB term advances at December 31, 2014 (dollars in thousands):

	FHLB	Average
	Advances	Rates

2015	$—	—%
2016	3,000	0.72
2017	19,100	0.93
2018	10,000	1.11
2019	3,791	1.20
Thereafter	—	—

	$35,891	0.99%

The table below provides the contractual maturity of non-callable fixed rate FHLB term advances at December 31, 2013 (dollars in thousands):

	FHLB	Average
	Advances	Rates

2014	$1,921	0.56%
2015	—	—
2016	—	—
2017	14,000	0.94
2018	10,000	1.11
Thereafter	—	—

	$25,921	0.76%

The Bank had $0 and $29 million in FHLB overnight borrowings outstanding at December 31, 2014 and 2013, respectively.

As of December 31, 2014 and 2013, the Bank had $35.9 million and $54.9 million in FHLB advances outstanding. The Bank has the ability to borrow an additional $258 million from M&T Bank, FHLB and FRB on a secured basis, utilizing securities of approximately $5 million, residential mortgage loans of approximately $126 million and commercial real estate loans of $127 million as collateral as of December 31, 2014.

Arrangements with correspondent banks are maintained to provide short-term unsecured line of credit for regulatory liquidity requirements. Including access to brokered deposits, these available lines of credit aggregated approximately $45 million at December 31, 2014. Management continually monitors the Bank’s liquidity position and believes that sufficient liquidity exists to meet all of our operating requirements.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 7 - BENEFIT PLAN

The Bank has established a 401(k) benefit plan for its employees. The Bank has elected a safe harbor whereby the Bank will contribute up to a maximum of 4% to an employee’s 401(k) retirement account provided that the employee has elected to participate in the contributory plan. The employer matching expense was $247,000, $211,000 and $180,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

In April 2012, the Bank entered into an agreement with the Chief Executive Officer to provide a supplemental executive retirement plan (“SERP”). The agreement requires the Bank to maintain an annuity for the purpose of paying the Chief Executive Officer lifetime benefits upon retirement. The SERP benefit would fully vest if the Chief Executive Officer’s service ended after a change of control. The Bank purchased an annuity for $1,400,000 which is included in other assets on the balance sheet. The accrued SERP liability was $218,000 and $131,000 at December 31, 2014 and 2013, respectively, and is included in other liabilities on the balance sheet.

NOTE 8 - INCOME TAXES

The components of the provision for income tax expense/benefit are shown below for the years ended December 31 (in thousands):

	2014	2013	2012

Current expense	$2,900	$2,320	$1,681
Federal	913	751	541
State	44	34	22
City	3,857	3,105	2,244

Deferred benefit
Federal	(686)	(1,005)	(516)
State	(147)	(340)	(176)
City	(12)	(17)	(7)
	(846)	(1,362)	(699)

Total	$3,011	$1,743	$1,545

The effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following (in thousands):

	2014	2013	2012

Federal statutory rate times pre-tax income	$2,488	$1,596	$1,495
Effect of
State taxes, net of federal benefit	561	278	251
BOLI	(195)	(200)	(217)
Incentive stock options	61	50	48
Other, net	96	19	(32)

Total	$3,011	$1,743	$1,545

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 8 - INCOME TAXES (Continued)

At December 31, 2014 and 2013, deferred tax assets were due to the following (in thousands):

	2014	2013

Deferred tax assets:
Allowance for loan losses	$4,728	$4,028
Start-up costs	84	103
Deferred rent	741	720
Non-qualified stock options	285	248
SERP	94	57
Unrealized loss on securities available-for-sale	361	1,673
Gross deferred tax asset	6,293	6,829

Deferred tax liabilities:
Fixed assets	(247)	(440)
Other	(560)	(437)
Gross deferred tax liability	(807)	(877)

Net deferred tax asset	$5,486	$5,952

There were no interest and penalties recorded in the statement of operations for the years ended December 31, 2014, 2013 and 2012, respectively.

The Bank is subject to U.S. federal income tax as well as income tax of the state of New York. The Bank is subject to examination by taxing authorities for years after 2010.

NOTE 9 - STOCK OPTIONS

Options to buy stock are granted to directors, officers and employees under the Bank’s Stock Option Plan, which provides for issue of up to 900,000 options. Option awards are generally granted with an exercise price equal to the market price of the Bank’s common stock at the date of grant; those option awards have vesting periods ranging from three to five years and have ten-year contractual terms. All stock option grants would fully vest upon a change in control.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Bank’s common stock. The Bank uses historical data to estimate option exercise and post-vesting termination behavior. (Employee and management options are tracked separately.)  The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2014	2013	2012
Risk-free interest rate	1.53%	0.89%	1.81%
Expected term	5 years	5 years	7 years
Expected stock price volatility	11%	25%	27%
Dividend yield	0%	0%	0%

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 9 - STOCK OPTIONS (Continued)

A summary of the activity in the plan follows (in thousands, except number of options and exercise price):

		Year Ended December 31, 2014
				Weighted
		Weighted		Average
		Average	Aggregate	Remaining
	Number of	Exercise	Intrinsic	Contractual
	Options	Price	Value	Term

Outstanding at beginning of year	765,278	$10.85
Granted	131,700	$15.40
Exercised	(189,000)	$10.00
Forfeited	—	$—

Outstanding at end of year	707,978	$11.88	$6,105	6.22
Options exercisable at end of year	420,108	$10.85	$4,052	4.74

Information related to the stock option plan during each year follows:

	2014	2013	2012

Intrinsic value of options exercised	$1,380	$—	$—
Cash received from option exercises	$1,890	$—	—
Weighted average fair value of options granted	2.08	3.03	3.66

As of December 31, 2014, there was approximately $638,000 of total unrealized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average term of 3.36 years.

The aggregate intrinsic value is the difference between the exercise price of underlying awards and the quoted price of our common stock for those awards that have an exercise price currently below the closing price. As of December 31, 2014, we had options outstanding to purchase an aggregate intrinsic value of approximately $6.0 million.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 10 - REGULATORY CAPITAL MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2014, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At December 31, 2014 and 2013, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. These capital levels are in excess of “well capitalized’ levels generally applicable to banks under current regulations.

The following table sets forth the Bank’s actual capital amounts and ratios under current regulations (dollars in thousands):

					Minimum to be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirements		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2014
Total capital (to risk-weighted assets)	$89,410	12.74%	$56,162	8.00%	$70,203	10.00%
Tier I capital (to risk-weighted assets)	80,606	11.48	28,081	4.00	42,122	6.00
Tier I capital (to average assets)	80,606	8.63	37,373	4.00	46,716	5.00

December 31, 2013
Total capital (to risk-weighted assets)	$81,938	13.16%	$49,808	8.00%	$62,260	10.00%
Tier I capital (to risk-weighted assets)	74,135	11.91	24,904	4.00	37,356	6.00
Tier I capital (to average assets)	74,135	9.12	32,525	4.00	40,656	5.00

Generally, capital distributions are limited to the current year-to-date undistributed net income and prior two years’ undistributed net income, as long as the institution remains well capitalized after the proposed distribution. The Bank does not anticipate the payment of dividends at this time.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 11 - LOAN AND OTHER COMMITMENTS

Loan Commitments

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make commitments for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at December 31, 2014 and 2013, were as follows (in thousands):

	2014		2013
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate

Commitments to make loans	$—	$42,986	$—	$64,959
Unused lines of credit	—	96,204	—	81,771
Standby letters of credit	4,876	—	5,176	—

Commitments to make loans are generally made for periods of 60 days or less.

Lease Commitments

The Bank leases eleven branch properties under non-cancelable operating leases. The eleven branch properties are located in Great Neck, Garden City, Woodbury, Oceanside, New Hyde Park, Huntington, Rockville Centre, Bayside, Melville, Hewlett and Manhattan. The Bank did not enter into any leases during 2014.

At December 31, 2014, the minimum annual rental commitments, exclusive of taxes, other charges and before consideration of renewal options, which are present in each lease, are as follows (in thousands):

2015	$2,694
2016	2,732
2017	2,651
2018	2,563
2019	2,636
Thereafter	10,008

Total	$23,284

Rent expense was $2.9 million, $2.9 million and $2.2 for the years ended December 31, 2014, 2013 and 2012, respectively.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 12 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of impaired loans is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of multiple approaches including sales and the income approach. Adjustments are continually made in the appraisal process by appraisers to adjust for differences between comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 12 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Bank has elected the fair value option, are summarized below (in thousands):

	Fair Value Measurements
	At December 31 Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
2014
Assets:
Agency pass-through certificates	$—	$36,904	$—
CMO agency issuances	—	47,385	—

Total investment securities available for sale	$—	$84,289	$—
2013
Assets:
Agency pass-through certificates	$—	$40,857	$—
CMO agency issuances	—	60,038	—

Total investment securities available for sale	$—	$100,895	$—

There were no transfers between Level 1 and Level 2 during 2014 or 2013.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 12 - FAIR VALUE (Continued)

Assets Measured at Fair Value on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below (in thousands):

Fair Value Measurements
At December 31, 2014 Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Impaired loans:
Commercial Real Estate	$—	$—	$—	$—
Commercial and industrial	—	—	—	—

Fair Value Measurements
At December 31, 2013 Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Impaired loans:
Commercial Real Estate	$—	$—	$721	$721
Commercial and industrial	—	—	—	—

Loans that are measured for impairment using the fair value of the collateral for collateral dependent loans had a net carrying amount of approximately $721 thousand, with no valuation allowance, resulting in no additional provision at December 31, 2013.

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The tables below provides the carrying amounts and estimated fair values of financial instruments at December 31, 2014 and 2013 (in thousands):

	Carrying
December 31, 2014	Amount	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$60,214	$60,214	$—	$—
Securities available-for-sale	84,289	—	84,289	—
Securities held-to-maturity	8,230	—	8,257	—
Securities restricted	4,580	N/A	N/A	N/A
Loans held for investment	760,513	—	—	763,793
Accrued interest receivable — Investments	224	—	224	—
Accrued interest receivable — Loans	2,459	—	—	2,459

Financial liabilities
Demand, NOW, savings and money market	$594,887	$594,887	$—	$—
Certificate of deposits	233,915	—	235,205	—
FHLB Advances	35,891	—	35,697	—
Accrued interest payable	92	—	92	—

	Carrying
December 31, 2013	Amount	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$10,886	$10,886	$—	$—
Securities available-for-sale	100,895	—	100,895	—
Securities held-to-maturity	6,053	—	5,939	—
Securities, restricted	5,409	N/A	N/A	N/A
Loans held for investment	661,388	—	—	663,850
Accrued interest receivable — Investments	273	—	273	—
Accrued interest receivable — Loans	2,130	—	—	2,310
Financial liabilities
Demand, NOW, savings and money market	$493,916	$493,916	$—	$—
Certificate of deposits	193,134	—	194,572	—
FHLB Advances	54,921	—	54,555	—
Accrued interest payable	59	—	59	—

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE 12 - FAIR VALUE (Continued)

The methods and assumptions used to estimate fair value are described as follows:

The carrying amounts for cash and cash equivalents are reasonable estimates of fair value. The fair value of securities is estimated as previously described. It was not practicable to determine the fair value of restricted stock due to the illiquidity of the underlying shares. Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting the estimated cash flows through expected maturity or re-pricing using the current rates at which similar loans would be made to borrowers with similar credit risks. For non-performing loans, the fair value of loans with specific allocations is estimated as previously described. The carrying amounts for demand deposits, savings, NOW, money market accounts and borrowings with an interest sensitive period of 90 days or less are reasonable estimates of their fair values. Fair values for time deposits and borrowings are estimated by discounting the future cash flows using the rates currently offered for deposits and borrowings of similar remaining maturities. The fair value of commitments to extend credit and letters of credit is based on fees currently charged to enter into similar agreements with comparable credit risks and the current creditworthiness of the counterparties. Commitments to extend credit issued by the Bank are generally short-term in nature and, if drawn upon, are issued under current market terms and conditions for credits with comparable risks. At December 31, 2014 and 2013, there was no significant unrealized appreciation or depreciation on these financial instruments.

NOTE 13 — OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) components and related income tax effects were as follows:

Unrealized Gains/Losses
on Available- for-Sale
Securities
December 31, 2014

Beginning Balance	$(2,509)
Unrealized holding (losses)/gains on available for sale securities	(3,344)
Reclassification adjustment for gains realized in income	(64)
Income tax effect	(1,312)
Net Change in unrealized (losses)/gains on available for sale securities	(1,968)
Ending Balance	$(541)

December 31, 2013

Beginning Balance	$881
Unrealized holding (losses)/gains on available for sale securities	(5,622)
Reclassification adjustment for gains realized in income	(29)
Income tax effect	(2,261)
Net Change in unrealized (losses)/gains on available for sale securities	(3,390)
Ending Balance	$(2,509)

(Continued)

COMMUNITY NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The following is a summary of the accumulated other comprehensive income balances, net of income tax:

		Current
	Balance as of	Period	Balance as of
	December 31, 2013	Change	December 31, 2014

Unrealized (losses)/gains on available for sale securities	$(2,509)	$1,968	$(541)

The following represents the reclassifications out of accumulated other comprehensive income for the year ended December 31, 2014:

(In thousands)

Realized gain on sale of available for sale securities	$64	Gains on sale of investments
Income tax expense	3	Income tax expense
Net of income tax	$61

NOTE 14 — OTHER EVENTS

On December 14, 2014, Bridgehampton National Bank, the wholly owned subsidiary of Bridge Bancorp, and Community National Bank entered into an Agreement and Plan of Merger (“the merger agreement”) pursuant to which Bridge Bancorp will acquire, in an all stock merger, Community National Bank. Under the terms of the Merger Agreement, each outstanding share of Community National Bank common stock will be converted into the right to receive 0.79 of a share of Bridge Bancorp common stock.  Based on Bridge Bancorp’s closing price on December 12, 2014 of $25.35, the transaction implies a per share value of $20.03 and an aggregate estimated value of $141 million. The proposed merger is subject to customary closing conditions, including the receipt of regulatory approvals and approval by stockholders of Bridge Bancorp and Community National Bank. The merger is currently expected to be completed in the second quarter of 2015. In connection with the proposed merger, two directors of Community National Bank will be appointed to the Board of Directors of Bridge Bancorp and the Bridgehampton National Bank.

Appendix A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

BRIDGE BANCORP, INC.

THE BRIDGEHAMPTON NATIONAL BANK

AND

COMMUNITY NATIONAL BANK

DATED AS OF DECEMBER 14, 2014

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of December 14, 2014, by and between Bridge Bancorp, Inc., a New York corporation (“Bridge Bancorp”), The Bridgehampton National Bank (“Bridge Bank”), a wholly owned subsidiary of Bridge Bancorp, and Community National Bank, a national banking association (“CNB”).

WHEREAS, the Board of Directors of each of Bridge Bancorp, Bridge Bank and CNB (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has adopted a resolution approving this Agreement and declaring its advisability; and

WHEREAS, in accordance with the terms of this Agreement, CNB will merge with and into Bridge Bank (the “Merger”); and

WHEREAS, as a condition to the willingness of Bridge Bancorp and Bridge Bank to enter into this Agreement, each of the directors and executive officers of CNB have entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with Bridge Bancorp (the “Voting Agreements”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of common stock of CNB owned by such person or entity in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreements; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1.                           Certain Definitions.

As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

“ACBB” means the Atlantic Community Bankers Bank.

“Acquisition Proposal” has the meaning set forth in Section 6.10(a).

“Acquisition Transaction” has the meaning set forth in Section 6.10(a).

“Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, and any amendment hereto.

“Applications” means the applications for regulatory approval that are required by the transactions contemplated hereby.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the OCC and the FRB, which regulates Bridge Bancorp, Bridge Bank, or CNB, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Bridge Bank” shall mean The Bridgehampton National Bank, a national banking association, with its principal offices located at 2200 Montauk Highway, Bridgehampton, New York, 11932 which is a wholly owned subsidiary of Bridge Bancorp.

“Bridge Bancorp” shall mean Bridge Bancorp, Inc., a New York corporation, with its principal executive offices located at 2200 Montauk Highway, Bridgehampton, New York, 11932.

“Bridge Bancorp Closing Price” shall mean the average of the closing sales price of a share of Bridge Bancorp Common Stock, as reported on Nasdaq for the five (5) consecutive trading days ending on the fifth trading day preceding the Closing Date.

“Bridge Bancorp Common Stock” shall mean the common stock, par value $0.01 per share, of Bridge Bancorp.

“Bridge Compensation and Benefit Plans” has the meaning set forth in Section 5.11.

“Bridge Bancorp Disclosure Schedule” shall mean a written disclosure schedule delivered by Bridge Bancorp to CNB specifically referring to the appropriate section of this Agreement.

“Bridge Bancorp Financial Statements” shall mean the (i) the audited consolidated balance sheets (including related notes and schedules) of Bridge Bancorp as of December 31, 2013 and 2012 and the consolidated statements of income, comprehensive income, stockholders’ equity and cash flows (including related notes and schedules, if any) of Bridge Bancorp and subsidiaries for each of the three years ended December 31, 2013, 2012 and 2011, as set forth in

Bridge Bancorp’s annual report for the year ended December 31, 2013, and (ii) the unaudited interim consolidated financial statements of Bridge Bancorp as of the end of and for the period ending each calendar quarter following December 31, 2013, and for the periods then ended, as filed by Bridge Bancorp in its Securities Documents.

“Bridge Bancorp Recommendation” has the meaning set forth in Section 8.1.(b).

“Bridge Bancorp Shareholders Meeting” has the meaning set forth in Section 8.1.(b).

“Bridge Bancorp Stock Benefit Plan” shall mean the Bridge Bancorp, Inc. 2012 Stock-Based Incentive Plan.

“Bridge Bancorp Subsidiary” means any entity, of which twenty-five percent (25%) or more of the capital stock is owned, either directly or indirectly, by Bridge Bancorp or Bridge Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of Bridge Bank.

“Burdensome Condition” has the meaning set forth in Section 8.3.

“Certificate” shall mean certificates evidencing shares of CNB Common Stock.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“CNB” shall mean Community National Bank, a national banking association, with its headquarters located at 4200 Middle Neck Road, Great Neck, New York, 11021.

“CNB Common Stock” shall have the meaning set forth in Section 4.3.1.

“CNB Disclosure Schedule” shall mean a written disclosure schedule delivered by CNB to Bridge Bancorp specifically referring to the appropriate section of this Agreement.

“CNB Financial Statements” shall mean (i) the audited balance sheets (including related notes and schedules, if any) of CNB as of December 31, 2013 and 2012, and the statements of operations and comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of CNB for each of the years ended December 31, 2013 and 2012, and (ii) the unaudited interim financial statements of CNB as of the end of and for the period ending each calendar quarter following December 31, 2013, and for the periods then ended, through the Closing Date as disclosed in CNB’s quarterly earnings press releases.

“CNB Recommendation” shall have the meaning set forth in Section 8.1(a).

“CNB Regulatory Agreement” shall have the meaning set forth in Section 4.11.3.

“CNB Regulatory Reports” means the call reports, including any accompanying schedules, as filed by CNB with the FDIC, for each calendar quarter beginning with the quarter ended March 31, 2013 through the Closing Date, and all other reports and filings submitted by

CNB to a Bank Regulator from September 30, 2014 through the Closing Date and permitted to be shared with third parties.

“CNB Shareholders Meeting” shall have the meaning set forth in Section 8.1(a).

“CNB Stock Option” shall mean an option to purchase shares of CNB Common Stock granted pursuant to the CNB Stock Option Plans and the related option agreements, as set forth in CNB Disclosure Schedule 4.3.2.

“CNB Stock Option Plans” shall mean the CNB Stock Option Plans, copies of which are attached to CNB Disclosure Schedule 4.3.2.

“CNB Subsidiary” means any entity, of which more than twenty-five percent (25%) or more of the capital stock is owned, either directly or indirectly, by CNB, except any corporation the stock of which is held in the ordinary course of the lending activities of CNB.

“CNB Subsequent Determination” shall have the meaning set forth in Section 6.10(e).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 12.1 of this Agreement.

“Continuing Options” shall have the meaning set forth in Section 3.3.

“Convertible Notes” shall have the meaning set forth in Section 5.3.1.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” shall have the meaning set forth in Section 3.1.4.

“Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.

“Environmental Laws” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq.; the Federal

Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq.; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean Registrar & Transfer Company (or its successor, Computershare Inc.) or such other bank or trust company or other agent designated by Bridge Bancorp, and reasonably acceptable to CNB, which shall act as agent for Bridge Bancorp in connection with the exchange procedures for converting Certificates into the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.2.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.3.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of New York.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“IRS” shall mean the United States Internal Revenue Service.

“Joint Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known by, (i) as to Bridge Bancorp, the executive officers (as defined in Rule 3b-7 under the Exchange Act), and (ii) as to CNB, those persons set forth in CNB Disclosure Schedule 1.1, and in each case shall include any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by such Person.

“Material Adverse Effect” shall mean, with respect to Bridge Bancorp or CNB, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole, or CNB, or (ii) does or would materially impair the ability of either CNB, on the one hand, or Bridge Bancorp, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties or any of their Subsidiaries, (f) the expenses incurred by either party in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, or (g) changes caused by the impact of the execution or announcement of the Agreement and the consummation of the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement).

“Material Contracts” shall have the meaning set forth in Section 4.8.3.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Merger” shall have the meaning set forth in the preamble.

“Merger Consideration” shall mean the fraction of a share of Bridge Bancorp Common Stock to be issued for each share of CNB Common Stock issued and outstanding as of the Closing Date, as set forth in Section 3.1.3.

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Bridge Bancorp Common Stock to be offered to holders of CNB Common Stock in connection with the Merger.

“Nasdaq” shall mean the Nasdaq Global Select Market.

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.10(e).

“OCC” shall mean the Office of the Comptroller of the Currency.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“Pension Plan” shall have the meaning set forth in Section 4.12.2.

“Per Bridge Bancorp Share Cash Consideration” means the product of (A) the Exchange Ratio times (B) the Bridge Bancorp Closing Price.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger and the related transactions contemplated by this Agreement.

“Representatives” has the meaning set forth in Section 6.10(a).

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Superior Proposal” shall have the meaning set forth in Section 6.10(b).

“Surviving Corporation” shall have the meaning set forth in Section 2.1 hereof.

“Tax” shall have the meaning set forth in Section 4.7.2 hereof.

“Tax Return” shall have the meaning set forth in Section 4.7.3 hereof.

“Termination Date” shall mean November 30, 2015.

“Treasury Stock” shall have the meaning set forth in Section 3.1.2.

“WARN Act” shall have the meaning set forth in Section 7.8.6.

Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1.                           Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) CNB shall merge with and into Bridge Bank, with Bridge Bank as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of CNB shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of CNB shall be vested in and assumed by Bridge Bank.  As part of the Merger, each share of CNB Common Stock (other than Treasury Stock and Dissenting Shares) will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof.

2.2.                            Effective Time.

The closing (“Closing”) shall be that date and time (the “Closing Date”) selected by Bridge Bancorp upon no less than five business days written notice to CNB, and shall occur no later than the close of business on the tenth business day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date and time that may be mutually agreed to in writing by the parties.  The “Effective Time” means the date and time that the Merger is effective (which shall be on or immediately following the Closing Date).

2.3.                            Articles of Association and Bylaws.

The Articles of Association and Bylaws of Bridge Bank as in effect immediately prior to the Effective Time shall be the Articles of Association and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.4.                            Directors and Officers of Surviving Corporation.

Subject to Section 7.10, the directors and officers of Bridge Bank immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association and Bylaws of the Surviving Corporation.

2.5.                            Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the National Bank Act and the regulations of the OCC.

2.6.                            Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.  From and after the date of this Agreement and until the Closing, each party hereto shall use its best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.  Following the Closing, neither Bridge Bancorp, nor any of its affiliates, shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

2.7.                            Additional Actions.

If, at any time after the Effective Time, Bridge Bank shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Bridge Bank its right, title or interest in, to or under any of the rights, properties or assets of CNB, or (ii) otherwise carry out the purposes of this Agreement, CNB and its officers and directors shall be deemed to have granted to Bridge Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Bridge Bank its right, title or interest in, to or under any of the rights, properties or assets of CNB or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Bridge Bank are authorized in the name of CNB or otherwise to take any and all such action.

ARTICLE III

CONVERSION OF SHARES

3.1.                            Conversion of CNB Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of Bridge Bancorp, CNB or the holders of any of the shares of CNB Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1.               Each share of Bridge Bancorp Common Stock and Bridge Bank common stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2.               All shares of CNB Common Stock held in the treasury of CNB and each share of CNB Common Stock owned by Bridge Bancorp prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (“Treasury Stock”) shall, at the Effective Time, cease to exist, and such shares, including any Certificates therefor, shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3.            Subject to the foregoing provisions of this Section 3.1, each outstanding share of CNB Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall become and be converted into the right to receive 0.79 shares (the “Exchange Ratio”) of Bridge Bancorp Common Stock (the “Merger Consideration”).

3.1.4.            Notwithstanding anything in this Agreement to the contrary, Bridge Bank shall pay for any Dissenters’ Shares in accordance with 12 U.S.C. Section 215a(b), and the holders thereof shall not be entitled to receive any Merger Consideration; provided, that if appraisal rights under 12 U.S.C. Section 215a(b) with respect to any Dissenters’ Shares shall have been effectively withdrawn or lost, such shares will thereupon cease to be treated as Dissenters’ Shares and shall be converted into the right receive the Merger Consideration pursuant to Section 3.1.2.

3.1.5.            Upon the Effective Time, outstanding shares of CNB Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and except as to Dissenting Shares, shall thereafter by operation of this Section 3.1 represent only the right to receive the Merger Consideration.

3.1.6.          Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Bridge Bancorp Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Bridge Bancorp Common Stock shall be payable on or with respect to any fractional share interests, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Bridge Bancorp.  In lieu of the issuance of any such fractional share, Bridge Bancorp shall pay to each former holder of CNB Common Stock who otherwise would be entitled to receive a fractional share of Bridge Bancorp Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Bridge Bancorp Closing Price.  For purposes of determining any fractional share interest, all shares of CNB Common Stock owned by a CNB shareholder shall be combined so as to calculate the maximum number of whole shares of Bridge Bancorp Common Stock issuable to such CNB shareholder.

3.1.7.            In the event Bridge Bancorp changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Bridge Bancorp Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, reclassification, or similar transaction with respect to the outstanding Bridge Bancorp Common Stock and the record date therefor shall be prior to the Effective Time, the Merger Consideration shall be proportionately and appropriately adjusted; provided, that no such adjustment shall be made with regard to Bridge Bancorp Common Stock if Bridge Bancorp issues additional shares of Common Stock and receives fair value consideration for such shares.

3.2.                            Procedures for Exchange of CNB Common Stock.

3.2.1.            Bridge Bancorp to Make Merger Consideration Available.  No later than the Closing Date, Bridge Bancorp shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of CNB Common Stock, for exchange in accordance with this

Section 3.2, certificates representing the shares of Bridge Bancorp Common Stock, or at its option, evidence of shares in book entry form, and cash in lieu of fractional shares (such certificates for or evidence of shares of Bridge Bancorp Common Stock, together with any cash respect to fractional shares, being hereinafter referred to as the “Exchange Fund”).

3.2.2.                  Exchange of Certificates.  Bridge Bancorp shall take all steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration and cash in lieu of fractional shares, if any, into which the CNB Common Stock represented by such Certificates shall have been converted as a result of the Merger.  The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent or as prescribed by Section 3.2.7. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of Bridge Bancorp Common Stock (if any) to which such former holder of CNB Common Stock shall have become entitled pursuant to the provisions of Section 3.1 hereof and (ii) a check representing the amount of cash (if any) payable in lieu of fractional shares of Bridge Bancorp Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.2, and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on the cash payable in lieu of fractional shares.

3.2.3.                  Rights of Certificate Holders after the Effective Time.  The holder of a Certificate that prior to the Merger represented issued and outstanding CNB Common Stock shall have no rights, after the Effective Time, with respect to such CNB Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement and as to Dissenting Shares such rights as provided under the National Bank Act.  No dividends or other distributions declared after the Effective Time with respect to Bridge Bancorp Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2.  After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Bridge Bancorp Common Stock represented by such Certificate.

3.2.4.            Surrender by Persons Other than Record Holders.  If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.2.5.                  Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of CNB of the CNB Common Stock that was outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

3.2.6.                  Return of Exchange Fund. At any time following the one (1) year period after the Effective Time, Bridge Bancorp shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Bridge Bancorp (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Bridge Bancorp nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.2.7.                  Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Bridge Bancorp, the posting by such person of a bond in such amount as Bridge Bancorp may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.2.8.                  Withholding.  Bridge Bancorp or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of CNB Common Stock such amounts as Bridge Bancorp (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. Tax law.  To the extent that such amounts are properly withheld by Bridge Bancorp or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the CNB Common Stock in respect of whom such deduction and withholding were made by Bridge Bancorp or the Exchange Agent.

3.2.9.                  Reservation of Shares.  Bridge Bancorp shall reserve for issuance a sufficient number of shares of the Bridge Bancorp Common Stock for the purpose of issuing shares of Bridge Bancorp Common Stock to the CNB shareholders in accordance with this Article III.

3.3.                            Treatment of CNB Stock Options.

CNB Disclosure Schedule 4.3.2 sets forth all of the outstanding CNB Stock Options as of the date hereof.  As of the Effective Time, all issued and outstanding CNB Stock Options set forth on CNB Disclosure Schedule 4.3.2, whether or not vested or exercisable, shall be terminated and the holder thereof shall be paid by Bridge Bancorp an amount determined by multiplying (a) the excess, if any, of the Per Bridge Bancorp Share Cash Consideration over the applicable per share exercise price of that option by (b) the number of shares of CNB Common Stock subject to such option, and at the holder’s election payment (less applicable tax withholding) will be made in the form of (i) cash, or (ii) 40% cash and 60% Bridge Bancorp Common Stock, or (iii) Bridge Bancorp Common Stock.  In all instances the fair market value of Bridge Bancorp Common Stock issued pursuant to this Section 3.3 will be determined by the Bridge Bancorp Closing Price.  In lieu of the issuance of any such fractional share, Bridge Bancorp shall pay to each former holder of CNB Stock Options who otherwise would be entitled to receive a fractional share of Bridge Bancorp Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Per Bridge Bancorp Share Cash Consideration.  Any CNB Stock Options with an exercise price equal to or greater than the Per Bridge Bancorp Share Cash Consideration shall be cancelled as of the Effective Time and such CNB Stock Options shall not be entitled to any payment.  Subject to the foregoing, the CNB Stock Option Plans and all CNB Stock Options issued thereunder shall terminate at the Effective Time.  Prior to the Effective Time, CNB shall take such actions as may be necessary to give effect to the transactions contemplated by this Section 3.3, including, without limitation, the provision of any notices to holders of CNB Options as may be provided for in the CNB Stock Option Plans and the adoption of any necessary amendments to such plans.  The shares of Bridge Bancorp Common Stock to be issued to the holders of CNB Stock Options shall be registered with the SEC under the Merger Registration Statement and listed on the Nasdaq as of the Effective Time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CNB

4.1.                            General.  CNB represents and warrants to Bridge Bank and Bridge Bancorp that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), except as set forth in the CNB Disclosure Schedules delivered by CNB to Bridge Bancorp on the date hereof, and except as to any representation or warranty which relates to a specific date.  CNB has made a good faith effort to ensure that the disclosure on each schedule of the CNB Disclosure Schedules corresponds to the section referenced herein.  However, for purposes of the CNB Disclosure Schedules, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.

4.2.                            Organization.

4.2.1.                  CNB is a is a national banking association duly organized and validly existing under the laws of the United States and has the corporate power to own its properties and assets, to incur its liabilities and to carry on its business as it is now being conducted.  CNB is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on CNB.

4.2.2.                  The deposits of CNB are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by CNB when due.  CNB is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.2.3.                  There is no CNB Subsidiary.

4.2.4.                  The minute books of CNB have been made available to Bridge Bancorp and accurately record, in all material respects, all material corporate actions of shareholders and boards of directors (including committees). The books and records of CNB have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.2.5.                  CNB has made available to Bridge Bancorp true and correct copies of the articles of association and bylaws of CNB.

4.3.                            Capitalization.

4.3.1.                  The authorized capital stock of CNB consists of (i) 10,000,000 shares of common stock, $5.00 par value per share (“CNB Common Stock”) and (ii) no shares of preferred stock.  As of the date hereof, there are six million six hundred seventy three thousand one hundred and eighty one (6,673,181) shares of CNB Common Stock issued and outstanding.  All of the issued and outstanding shares of CNB Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and free of preemptive rights issued and outstanding.  There are no shares of CNB Common Stock held by CNB as treasury stock.  The CNB Common Stock is not required to be registered under Section 12 of the Exchange Act.

4.3.2.                  Except for outstanding CNB Stock Options, CNB is not bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of CNB Common Stock, or any other security of CNB or any securities representing the right to vote, purchase or otherwise receive any shares of CNB Common Stock or any other security of CNB.  As of the date hereof, CNB has outstanding options to acquire eight hundered ninety six thousand nine hundred and seventy eight (896,978) shares of CNB Common Stock at a weighted average exercise price of $11.52 per share.  CNB Disclosure Schedule 4.3.2 sets forth: the name of each holder of a CNB Stock Option, identifying the number of shares each such individual may acquire pursuant to the exercise of such options, the grant, vesting and expiration dates, and the exercise price relating to the options held, and whether the CNB Stock Option is an incentive stock option or a nonqualified stock option.  As of the date hereof, there are no awards of restricted stock of CNB issued pursuant to an equity incentive plan or otherwise.

4.3.3.                  CNB does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in a fiduciary capacity, and stock in the FHLB, Federal Reserve Bank of New York and the ACBB.

4.3.4.                  CNB Disclosure Schedule 4.3.4. includes a list of every record holder of CNB Common Stock, setting forth the number of shares held by each such holder. Except as set forth in CNB Disclosure Schedule 4.3.4, to CNB’s Knowledge, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of CNB Common Stock.

4.4.                            Authority; No Violation.

4.4.1.                  CNB has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals, and the approval of this Agreement by the holders of the CNB Common Stock, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by CNB and the consummation by CNB of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of CNB, and no other corporate proceedings on the part of CNB, except for the requisite approval of the holders of the CNB Common Stock, are necessary to consummate the transactions contemplated hereby, including the Merger.  This Agreement has been duly and validly executed and delivered by CNB, and subject to approval by the shareholders of CNB and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by Bridge Bancorp and Bridge Bank, constitutes the valid and binding obligation of CNB, enforceable against CNB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.4.2.                  Subject to receipt of Regulatory Approvals and CNB’s, Bridge Bank’s and Bridge Bancorp’s compliance with any conditions contained therein, receipt of the approval of the Merger Agreement and the Merger by the holders of the CNB Common Stock, and receipt of the approval of the shareholders of Bridge Bancorp for the issuance of shares of Bridge Bancorp Common Stock in connection with the Merger, (A) the execution and delivery of this Agreement by CNB, (B) the consummation of the transactions contemplated hereby, and (C) compliance by CNB with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the articles of association or bylaws of CNB; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CNB or its properties or assets; or (iii)  violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of CNB under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which CNB is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CNB.

4.5.                            Consents.

Except as set forth in CNB Disclosure Schedule 4.5 and for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing with the SEC of the Merger Registration Statement, including the Joint Proxy Statement-Prospectus, and (c) approval of the listing of Bridge Bancorp Common Stock to be issued in the Merger on the Nasdaq, (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bridge Bancorp Common Stock pursuant to this Agreement, (e) the approval of this Agreement by the requisite vote of the holders of the CNB Common Stock, and (f) the approval by the shareholders of Bridge Bancorp for the issuance of shares of Bridge Bancorp Common Stock in connection with the Merger, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to CNB’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, to accomplish (x) the execution and delivery of this Agreement by CNB, and (y) the completion of the Merger by CNB.

4.6.                            Financial Statements.

4.6.1.                  CNB has previously made available to Bridge Bancorp the CNB Regulatory Reports.  The CNB Regulatory Reports, to the extent they contain financial information, have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

4.6.2.                  CNB has previously made available to Bridge Bancorp the CNB Financial Statements.  The CNB Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), the consolidated financial position, results of operations and cash flows of CNB as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto.

4.6.3.                  At the date of each balance sheet included in the CNB Financial Statements or the CNB Regulatory Reports, CNB had no liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such CNB Financial Statements or CNB Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material, either individually or in the aggregate, or which were incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

4.6.4.                  The records, systems, controls, data and information of CNB are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of CNB or its accountants (including all means of access thereto and there from), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6.4. CNB (x) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, which system has been reviewed by CNB’s external auditors, and (y) has disclosed to CNB’s outside auditors and the audit committee of CNB’s Board of Directors any fraud, whether or not material, that involves management or other employees who have a significant role in CNB’s internal control over financial reporting. These disclosures (if any) were made in writing by management to CNB’s auditors and audit committee and a copy has previously been made available to Bridge Bancorp.

4.6.5.                  Since January 1, 2010, (i)  CNB has not, nor to the Knowledge of CNB, has any director, officer, employee, auditor, accountant or representative of CNB, received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of CNB or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CNB has engaged in illegal accounting or auditing practices, and (ii) no attorney representing CNB has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation with respect to CNB, or any of its officers, directors, employees or agents to the Board of Directors of CNB.

4.7.                            Taxes.

4.7.1                               CNB has duly filed all federal, state and material local Tax Returns required to be filed by or with respect to CNB on or prior to the date hereof, taking into account any extensions (all such returns, to CNB’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local Taxes which have been incurred by or are due or claimed to be due from CNB by any taxing authority or pursuant to any written Tax sharing agreement on or prior to the Closing Date other than Taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined.  Except as set forth in CNB Disclosure Schedule 4.7, CNB has received no written notice of, and to CNB’s Knowledge there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any Taxes of CNB, and no written claim has been made by any authority in a jurisdiction where CNB does not file Tax Returns that CNB is subject to taxation in that jurisdiction.  CNB has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material Tax due that is currently in effect. CNB has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and CNB, to CNB’s

Knowledge, has timely complied in all material respects with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. CNB (A) has never been a member of an affiliated group filing a consolidated federal income Tax Return, and (B) has no liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  CNB has not been, within the past two years or otherwise, part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  CNB has never participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

4.7.2.                            As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

4.7.3.                  As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

4.8.                            Material Contracts; Leases; Defaults.

4.8.1.                  Except as set forth in CNB Disclosure Schedule 4.8.1, CNB is not a party to or subject to: (i) any employment agreement, change in control agreement, consulting or severance agreement or other material agreement with any past or present officer, director or employee of CNB, except for “at will” arrangements; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of CNB; (iii) any collective bargaining agreement with any labor union relating to employees of CNB; (iv) any agreement which by its terms limits the payment of dividends by CNB; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which CNB is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Bridge Bancorp, Bridge Bank or any Bridge Bancorp Subsidiary; (vi) any other agreement, written or oral, that obligates CNB for the payment of more than $25,000 annually or for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the-shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by CNB (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

4.8.2.                  Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed in CNB Disclosure Schedule 4.8.2 identifying the section of the lease that contains such prohibition or restriction.

4.8.3.                  True and correct copies of agreements, contracts, arrangements and instruments referred to in Sections 4.8.1 and 4.8.2 (“Material Contracts”) have been made available to Bridge Bancorp on or before the date hereof, and are, including to the extent applicable in the case of CNB Compensation and Benefit Plans, in full force and effect on the date hereof and CNB has not (nor, to the Knowledge of CNB, has other party to any such contract, arrangement or instrument) materially breached any provision of, or is not in material default in any respect under any term of, any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default or breach.  Except as listed on CNB Disclosure Schedule 4.8.3, no party to any Material Contract will have the right to terminate any or all of the provisions of any such Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

4.8.4.                  Except as set forth in CNB Disclosure Schedule 4.8.4, since December 31, 2013, through and including the date of this Agreement, CNB has not (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law or the terms of agreements listed on CNB Disclosure Schedule 4.12.1, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2013 (which amounts have been previously made available to Bridge Bancorp), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or as required or permitted under the terms of severance plans or policies listed on CNB Disclosure Schedule 4.12.1, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of CNB Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee, (iii)  established or increased the benefits payable under any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, except to the extent required by the Patient Protection and Affordable Care Act and the regulations issued thereunder, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of CNB, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $100,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of CNB affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.9.                            Ownership of Property; Insurance Coverage.

4.9.1.                  CNB has good and, as to real property, marketable title to all material assets and properties owned by CNB in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the CNB Regulatory Reports and in the CNB Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by an CNB acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the CNB Financial Statements. CNB, as lessee, has the right under valid and existing leases of real and personal properties used by CNB in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

4.9.2.                  With respect to all material agreements pursuant to which CNB has purchased securities subject to an agreement to resell, if any, CNB has a lien or security interest (which to CNB’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.9.3.                  CNB currently maintains insurance considered by it to be reasonable for its operations.  Except as disclosed in CNB Disclosure Schedule 4.9.3, CNB has not received notice from any insurance carrier during the past five years that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be materially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by CNB under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years CNB has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. CNB Disclosure Schedule 4.9.3 identifies all material policies of insurance maintained by CNB, as well as the other matters required to be disclosed under this Section.

4.10.                     Legal Proceedings.

Except as set forth in CNB Disclosure Schedule 4.10, there is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting CNB (and CNB is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, if determined adversely to CNB, would be (A) material to its businesses, or (B) reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.  There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by CNB or to which its assets are subject.

4.11.                     Compliance With Applicable Law.

4.11.1.           Except as set forth in CNB Disclosure Schedule 4.11.1, to CNB’s Knowledge, CNB is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act of 1977, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and CNB has not received any written notice to the contrary.  The Board of Directors of CNB has adopted and CNB has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been declared ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder. CNB is not a party to any agreement with any individual or group regarding CRA matters.

4.11.2.           CNB has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CNB; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects and, to the Knowledge of CNB, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

4.11.3.           Except as set forth in CNB Disclosure Schedule 4.11.3, CNB is not, and since January 1, 2010 has not been, subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or ordered to pay any civil money penalty by, any Bank Regulator.

Except as set forth in CNB Disclosure Schedule 4.11.3, since January 1, 2010, CNB has not received any written notification or, to CNB’s Knowledge, any other communication from any Bank Regulator (i) asserting that CNB is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to CNB; (iii) requiring, or threatening to require, CNB, or indicating that CNB may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of CNB, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of CNB, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “CNB Regulatory Agreement”). The most recent regulatory rating given to CNB as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

4.11.4.           CNB Disclosure Schedule 4.11.4 sets forth, as of December 31, 2013 and continuing to the date of this Agreement, a schedule of all executive officers and directors of CNB who have outstanding loans from CNB, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

4.12.                     Employee Benefit Plans.

4.12.1.           CNB Disclosure Schedule 4.12.1 includes a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans (including paid time off policies and other material benefit policies and procedures), fringe benefit plans, employment, consulting, change in control agreements and all other material benefit practices, policies and arrangements maintained by CNB in which any employee or former employee, consultant or former consultant or director or former director of CNB participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “CNB Compensation and Benefit Plans”).  CNB has no commitment to create any additional CNB Compensation and Benefit Plan or to materially modify, change or renew any existing CNB Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required by applicable law or Governmental Entity or to maintain the qualified status thereof.  CNB has made available to Bridge Bancorp true and correct copies of the CNB Compensation and Benefit Plans.

4.12.2.           Except as disclosed in CNB Disclosure Schedule 4.12.2, each CNB Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, Patient Protection and Affordable Care Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and

Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full, if due.  Each CNB Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code is established pursuant to IRS-approved prototype or volume submitter documents or has received a favorable determination letter from the IRS, and CNB is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter.  There is no material pending or, to the Knowledge of CNB, threatened action, suit or claim relating to any of the CNB Compensation and Benefit Plans (other than routine claims for benefits).  CNB has not engaged in a transaction, or omitted to take any action, with respect to any CNB Compensation and Benefit Plan that would reasonably be expected to subject CNB to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

4.12.3.         CNB has never maintained or contributed to and has no liability under a CNB Compensation and Benefit Plan which is subject to Title IV of ERISA.

4.12.4.         All material contributions required to be made under the terms of any CNB Compensation and Benefit Plan have been timely made or are accrued on CNB’s Financial Statements to the extent required by GAAP.

4.12.5.           CNB has no obligation to provide post-employment health, life insurance, or disability insurance, or, except as set forth in CNB Disclosure Schedule 4.12.5, any retiree death benefits under any CNB Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.  Except as set forth in CNB Disclosure Schedule 4.12.5, there has been no communication to employees by CNB that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree death benefits.

4.12.6.           CNB does not maintain any CNB Compensation and Benefit Plans covering employees who are not United States residents.

4.12.7.           With respect to each CNB Compensation and Benefit Plan, if applicable, CNB has provided or made available to Bridge Bancorp copies of the:  (A) trust instruments and insurance contracts; (B) two most recent Forms 5500 filed with the IRS; (C) three most recent actuarial reports and financial statements; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5300, 5310 or Form 5330 filed with the IRS within the last two years; and (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

4.12.8.           Except as provided in CNB Disclosure Schedule 4.12.8, the consummation of the Merger will not (alone or in combination with any other event, including, without limitation, any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause and continue to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under any CNB Compensation and Benefit Plan, (C) result in any increase in benefits payable under any CNB Compensation and Benefit Plan, or (D) entitle any current or former employee, director or independent contractor of CNB to any actual or deemed payment (or benefit) which could reasonably be construed to constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

4.12.9.           Except as disclosed in CNB Disclosure Schedule 4.12.9, CNB does not maintain any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder, it being understood that CNB makes no representation or warranty regarding the effect of the transactions contemplated by this Agreement or any actions taken by Bridge Bancorp or any of its Subsidiaries or Affiliates on the deductibility of any compensation under Section 162(m) of the Code and the regulations issued thereunder.

4.12.10. Except as disclosed in CNB Disclosure Schedule 4.12.10, all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) are exempt from, or in material compliance with, both in form and operation, Section 409A of the Code and the regulations issued thereunder.

4.12.11. Except as disclosed in CNB Disclosure Schedule 4.12.11, there are no stock options, warrants, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the CNB Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.12.12. CNB Disclosure Schedule 4.12.12 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees of CNB, their title and annual rate of salary, and their date of hire.

4.13.                     Brokers, Finders and Financial Advisors.

CNB has not, nor has any of its respective officers, directors, employees or agents, employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Raymond James & Associates, Inc. (“Raymond James”) by CNB and the fees payable pursuant thereto.  A true and correct copy of the engagement agreements with Raymond James, setting forth the fees payable to Raymond James for services rendered to CNB in connection with the Merger and transactions contemplated by this Agreement, is attached to CNB Disclosure Schedule 4.13.

4.14.                     Environmental Matters.

4.14.1.           Except as may be set forth in CNB Disclosure Schedule 4.14 and any Phase I Environmental Report identified therein, with respect to CNB:

(A)                               To the knowledge of CNB, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by CNB (including Participation Facilities) (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon CNB.  To the Knowledge of CNB, no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to CNB by reason of any Environmental Laws.  CNB has not during the past five years received any written notice from any Person or Governmental Entity that CNB or the operation or condition of any property ever owned, operated (including Participation Facilities), or held as collateral or in a fiduciary capacity by CNB is currently in violation of or otherwise is alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon CNB;

(B)                               There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to CNB’s Knowledge, threatened, before any court, governmental agency or other forum against CNB, (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by CNB;

(C)                               To CNB’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by CNB, and to CNB’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by CNB or any Participation Facility except in compliance with Environmental Laws in all material respects; and

(D)                               “Participation Facility” means any facility in which CNB participates in the management, whether as a fiduciary, lender in control of the facility, owner or operator.

4.15.                     Loan Portfolio and Investment Securities.

4.15.1.           The allowance for loan losses reflected in CNB’s audited consolidated balance sheet at December 31, 2013 was, and the allowance for loan losses shown on the balance sheets in CNB’s Financial Statements for periods ending after December 31, 2013 was, adequate, as of the date thereof, under GAAP.

4.15.2.           CNB Disclosure Schedule 4.15.2 sets forth a listing, as of September 30, 2014, by account, of: (A) all loans (including loan participations) of CNB that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of CNB which have been terminated by CNB during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified CNB during the past twelve months of, or has asserted against CNB, in each case in writing, any “lender liability” or similar claim; (D) all loans, (1) that are contractually past due 60 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are contractually past due 90 days or more in the payment of principal and/or interest days or more and still accruing; (4) classified as troubled debt restructurings; (5) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (6) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (7) where a specific reserve allocation exists in connection therewith; and (E) all assets classified by CNB as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all real estate owned and other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.15.3.           All loans receivable (including discounts) and accrued interest entered on the books of CNB arose out of bona fide arm’s-length transactions and were made for good and valuable consideration in the ordinary course of CNB’s business.  All such loans are owned by CNB free and clear of any liens.

4.15.4.           The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

4.15.5.           CNB has good and marketable title to all securities owned by it, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of CNB.  Such securities are valued on the books of CNB in accordance with GAAP in all material respects.  CNB employs investment, securities, risk management and other policies, practices and procedures which CNB believes are prudent and reasonable.

4.15.6.           CNB is not now, nor has it ever been since January 1, 2010, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Bank Regulator relating to the origination, sale or servicing of mortgage or consumer Loans.

4.16.                     Other Documents.

CNB has made available to Bridge Bancorp copies of its (i) annual report to shareholders for the years ended December 31, 2013 and 2012, and (ii) proxy materials used or for use in connection with its meeting of shareholders held in 2014 and 2013.

4.17.                     Related Party Transactions.

Except as set forth in CNB Disclosure Schedule 4.17, CNB is not a party to any transaction (including any loan or other credit accommodation) with any director, executive officer (or an immediate family member, as defined in SEC Regulation S-K Item 404, of such person), greater than 5% shareholder, or Affiliate of CNB. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). No loan or credit accommodation to any director, executive officer (or an immediate family member, as defined in SEC Regulation S-K Item 404, of such person), greater than 5% shareholder, or Affiliate of CNB is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended.  To the Knowledge of CNB, CNB has not been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by CNB is inappropriate.

4.18.                     Deposits.

Except as set forth in CNB Disclosure Schedule 4.18, as of the date of this Agreement, none of the deposits of CNB is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

4.19.                     Required Vote.

The affirmative vote of two-thirds of the issued and outstanding shares of CNB Common Stock is the only shareholder approval required to approve this Agreement and the Merger under CNB’s articles of association and the National Bank Act.

4.20.                     Registration Obligations.

CNB is not under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.21.                     Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for CNB’s own account or for the account of one or more of its customers (all of which are set forth in CNB Disclosure Schedule 4.21), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of CNB, with counterparties believed to be financially responsible at the time; and to CNB’s Knowledge each of them constitutes the valid and legally binding obligation of CNB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.

CNB is not, nor to the Knowledge of CNB is any other party thereto, in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.22.                     Opinion of Financial Advisor.

Prior to the execution of this Agreement, the Board of Directors of CNB has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Raymond James to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of CNB Common Stock.  Such opinion has not been amended or rescinded as of the date of this Agreement.

4.23.                     Trust Accounts.

CNB does not exercise fiduciary powers requiring OCC approval.

4.24.                     Intellectual Property.

CNB owns or, to CNB’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of CNB’s business, and except in each case which, either individually or in the aggregate, the absence of which would not reasonably be expected to have a Material Adverse Effect on CNB, and CNB has not received any notice of conflict with respect thereto that asserts the rights of others.  CNB has performed all the material obligations required to be performed, and is not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.  To the Knowledge of CNB, the conduct of the business of CNB as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party, except to such an extent as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CNB.

4.25.                     Labor Matters.

There are no labor or collective bargaining agreements to which CNB is a party.  To the Knowledge of CNB, there is no union organizing effort pending or to the Knowledge of CNB, threatened against CNB.  There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of CNB, threatened against CNB.  There is no unfair labor practice proceeding pending or, to the Knowledge of CNB, threatened against CNB (other than routine employee grievances that are not related to union employees).  To the Knowledge of CNB, CNB is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, except for such noncompliance which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CNB.

4.26.                     No Material Adverse Effect

Since December 31, 2013, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CNB.  Except as set forth in CNB Disclosure Schedule 4.26, since December 31, 2013, CNB has carried on its businesses in all material respects in the ordinary course.

4.27.                     CNB Information Supplied.

The information relating to CNB to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not, to the Knowledge of CNB, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.28.                     No Other Representations or Warranties

Except for the representations and warranties made by CNB in this Article IV, neither CNB nor any other person makes any express or implied representation or warranty with respect to CNB, its businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and CNB hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither CNB nor any other person makes or has made any representation or warranty to Bridge Bancorp, Bridge Bank or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CNB, any of its businesses, or (ii) except for the representations and warranties made by CNB in this Article IV, any oral or written information presented to Bridge Bancorp or Bridge Bank or any of its affiliates or representatives in the course of their due diligence investigation of CNB, the negotiation of this Agreement or in the course of the transactions contemplated hereby.  CNB acknowledges and agrees that neither Bridge Bancorp, Bridge Bank nor any other person has made or is making any express or implied representation or warranty other than those contained in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BRIDGE BANCORP

5.1.                            General.

Bridge Bancorp represents and warrants to CNB that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), except as set forth in the Bridge Bancorp Disclosure Schedules delivered by Bridge Bancorp to CNB on the date hereof, and except as to any representation or warranty which relates to a specific date.  Bridge Bancorp has made a good faith effort to ensure that the disclosure on each schedule of the Bridge Bancorp Disclosure Schedules corresponds to the section referenced herein.  However, for purposes of the Bridge Bancorp Disclosure Schedules, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.  References to the Knowledge of Bridge Bancorp shall include the Knowledge of Bridge Bank.

5.2.                            Organization.

5.2.1.                  Bridge Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and is duly registered as a bank holding company under the BHCA.  Bridge Bancorp has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2.                  Bridge Bank is a national bank duly organized, validly existing and in good standing (to the extent required) under federal law.  The deposits of Bridge Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  Bridge Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

5.2.3.                  Bridge Bancorp Disclosure Schedule 5.2.3 sets forth each Bridge Bancorp Subsidiary.  Each Bridge Bancorp Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

5.2.4.                  The respective minute books of Bridge Bancorp and each Bridge Bancorp Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

5.2.5.                  Prior to the date of this Agreement, Bridge Bancorp has made available to CNB true and correct copies of the certificate of incorporation and bylaws of Bridge Bancorp and the Bridge Bancorp Subsidiaries.

5.3.                            Capitalization.

5.3.1.            The authorized capital stock of Bridge Bancorp consists of 20,000,000 shares of common stock, $0.01 par value, of which eleven million six hundred fifty thousand one hundred and fifty (11,650,150) shares are issued and outstanding, and 2,000,000 shares of preferred stock, $0.01 par value (“Bridge Bancorp Preferred Stock”), none of which are outstanding.  All of the issued and outstanding shares of Bridge Bancorp Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and free of preemptive rights. There are six hundred and twenty four (624) shares of Bridge Bancorp Common Stock held by Bridge Bancorp as treasury stock.  As of the date hereof, Bridge Bancorp has outstanding options to acquire thirty nine thousand eight hundred and seventy (39,870) shares of Bridge Bancorp Common Stock at a weighted average exercise price of $25.63 per share, there are five hundred sixteen thousand one hundred and twenty nine (516,129) shares of Bridge Bancorp Common Stock issuable upon conversion of 8.5% cumulative convertible trust preferred securities issued by a special purpose trust subsidiary of Bridge Bancorp (the “Convertible Notes”), and there are two hundred forty thousand nine nine hundred and forty six (249,946) shares of restricted stock issued and outstanding and subject to future vesting. Except as set forth in Bridge Bancorp Disclosure Schedule 5.3.1, neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Bridge Bancorp Common Stock, or any other security of Bridge Bancorp or any securities representing the right to vote, purchase or otherwise receive any shares of Bridge Bancorp Common Stock or any other security of Bridge Bancorp, other than shares issuable under the Bridge Bancorp Stock Benefit Plan.

5.3.2.                  Bridge Bancorp owns all of the capital stock of Bridge Bank free and clear of any lien or encumbrance.

5.3.3.                  Except as disclosed in the Bridge Bancorp Proxy Statement relating to its 2014 Annual Meeting of Shareholders, to the Knowledge of Bridge Bancorp, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Bridge Bancorp Common Stock.

5.3.4.                  Except as set forth in Bridge Bancorp Disclosure Schedule 5.3.4, Bridge Bancorp owns all of the capital stock of each Bridge Bancorp Subsidiary, free and clear of any lien or encumbrance. Except for the Bridge Bancorp Subsidiaries, Bridge Bancorp does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Bridge Bancorp Subsidiaries, equity interests held by Bridge Bancorp Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Bridge Bancorp Subsidiaries, including stock in the FHLB.  Either Bridge Bancorp or any Bridge Bancorp Subsidiary owns all of the outstanding shares of capital stock of each Bridge Bancorp Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

5.3.5.                  Except for the Convertible Notes, no bonds, debentures, notes or other indebtedness issued by Bridge Bancorp or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders or equityholders of Bridge Bancorp or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Bridge Bancorp or any of its Subsidiaries, are issued or outstanding.

5.4.                            Authority; No Violation.

5.4.1.                  Bridge Bancorp has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals and the approval of the shareholders of Bridge Bancorp of the issuance of Bridge Bancorp Common Stock in the Merger, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Bridge Bancorp and the completion by Bridge Bancorp of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Bridge Bancorp, and except for the approval of the shareholders of Bridge Bancorp for the issuance of shares of Bridge Bancorp Common Stock in connection with the Merger, no other corporate proceedings on the part of Bridge Bancorp are necessary to complete the transactions contemplated hereby, including the Merger.  This Agreement has been duly and validly executed and delivered by Bridge Bancorp, and subject to the receipt of the Regulatory Approvals, the receipt of the approval of the shareholders of Bridge Bancorp for the issuance of shares of Bridge Bancorp Common Stock in connection with the Merger, and due and valid execution and delivery of this Agreement by CNB, constitutes the valid and binding obligations of Bridge Bancorp, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.  Bridge Bancorp has approved the Merger Agreement and the Merger in its capacity as the sole shareholder of Bridge Bank.

5.4.2.                  Subject to receipt of Regulatory Approvals and CNB and Bridge Bancorp’s compliance with any conditions contained therein, and receipt of the approval of the shareholders of Bridge Bancorp for the issuance of shares of Bridge Bancorp Common Stock in connection with the Merger, (A) the execution and delivery of this Agreement by Bridge Bancorp, (B) the consummation of the transactions contemplated hereby, and (C) compliance by Bridge Bancorp with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of Bridge Bancorp or any Bridge Bancorp Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bridge Bancorp or any Bridge Bancorp Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Bridge Bancorp or any Bridge Bancorp Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Bridge Bancorp.

5.5.                            Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing with the SEC of (i) the Merger Registration Statement, including the Joint Proxy Statement-Prospectus, and (ii) such reports under Sections 13(a), 13(d), 13(g) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (c) approval of the listing of Bridge Bancorp Common Stock to be issued in the Merger on the Nasdaq, (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bridge Bancorp Common Stock pursuant to this

Agreement, and (e) the approval of this Agreement by the requisite vote of the shareholders of CNB, and (f) the approval of the shareholders of Bridge Bancorp for the issuance of shares of Bridge Bancorp Common Stock in connection with the Merger, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to Bridge Bancorp’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by Bridge Bancorp, and (y) the completion of the Merger.

5.6.                            Financial Statements.

5.6.1.                  Bridge Bancorp has previously made available to CNB the Bridge Bancorp Financial Statements.  The Bridge Bancorp Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of Bridge Bancorp and the Bridge Bancorp Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.6.2.                  At the date of each balance sheet included in the Bridge Bancorp Financial Statements, Bridge Bancorp did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Bridge Bancorp Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which were incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

5.6.3.                  The records, systems, controls, data and information of Bridge Bancorp and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Bridge Bancorp or its Subsidiaries or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.6.3.  Bridge Bancorp (x) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, which system has been reviewed by Bridge Bancorp’s external auditors, and (y) has disclosed to Bridge Bancorp’s outside auditors and the audit committee of Bridge Bancorp’s Board of Directors any fraud, whether or not material, that involves management or other employees who have a significant role in Bridge Bancorp’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Bridge Bancorp’s auditors and audit committee and a copy has previously been made available to CNB.

5.6.4.                  Since January 1, 2012, (i) neither Bridge Bancorp nor any of its Subsidiaries nor, to the Knowledge of Bridge Bancorp, any director, officer, employee, auditor, accountant or representative of Bridge Bancorp or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bridge Bancorp or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Bridge Bancorp or any of its Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Bridge Bancorp or any of its Subsidiaries, whether or not employed by Bridge Bancorp or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Bridge Bancorp or any of its officers, directors, employees or agents to the Board of Directors of Bridge Bancorp or any committee thereof or to any director or officer of Bridge Bancorp.

5.6.5.                  The allowance for credit losses reflected in Bridge Bancorp’s audited statement of condition at December 31, 2013 was, and the allowance for credit losses shown on the balance sheets in Bridge Bancorp’s Securities Documents for periods ending after December 31, 2013 will be, adequate, as of the dates thereof, under GAAP.

5.7.                            Taxes.

Bridge Bancorp and the Bridge Bancorp Subsidiaries that are at least 80% owned by Bridge Bancorp are members of the same affiliated group within the meaning of Code Section 1504(a).  Bridge Bancorp has duly filed all federal, state and material local Tax Returns required to be filed by or with respect to Bridge Bancorp and each Bridge Bancorp Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of Bridge Bancorp, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local Taxes which have been incurred by or are due or claimed to be due from Bridge Bancorp and any Bridge Bancorp Subsidiary by any taxing authority or pursuant to any written Tax sharing agreement on or prior to the Closing Date other than Taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined.  Bridge Bancorp has received no written notice of, and to Bridge Bancorp’s Knowledge there is no, audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any material Taxes of Bridge Bancorp or any Bridge Bancorp Subsidiary, and no written claim has been made by any authority in a jurisdiction where Bridge Bancorp or any Bridge Bancorp Subsidiary does not file Tax Returns that Bridge Bancorp or any Bridge Bancorp Subsidiary is subject to taxation in that jurisdiction.  Bridge Bancorp and the Bridge Bancorp Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material Tax due that is currently in effect.  Bridge Bancorp and each Bridge Bancorp Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Bridge Bancorp and each of its Subsidiaries, to the Knowledge of Bridge Bancorp, has timely complied in all material respects with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income

Tax Return (other than a group the common parent of which was Bridge Bancorp) or (B) has any liability for the Taxes of any person (other than Bridge Bancorp or any Bridge Bancorp Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has been, within the past two years or otherwise, part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

5.8.                            Ownership of Property; Insurance Coverage.

5.8.1.                  Bridge Bancorp and each Bridge Bancorp Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by Bridge Bancorp or each Bridge Bancorp Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Bridge Bancorp Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Bridge Bancorp Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Bridge Bancorp Financial Statements.  Bridge Bancorp and the Bridge Bancorp Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Bridge Bancorp and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

5.8.2.                  Bridge Bancorp and each Bridge Bancorp Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations.  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has received notice from any insurance carrier during the past 3 years that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be materially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Bridge Bancorp or any Bridge Bancorp Subsidiary under such policies (other than with respect to health or disability insurance).  All such insurance is valid and enforceable and in full force and effect, and within the last three years Bridge Bancorp and each Bridge Bancorp Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Bridge Bancorp Disclosure Schedule 5.8.2 identifies all material policies of insurance maintained by Bridge Bancorp and each Bridge Bancorp Subsidiary as well as the other matters required to be disclosed under this Section.

5.9.                            Legal Proceedings.

There is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting Bridge Bancorp or any of its Subsidiaries (and it is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, is (A) material to it and its Subsidiaries’ businesses, or (B) reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.  There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Bridge Bancorp, any of its Subsidiaries or to which such assets are subject.

5.10.                     Compliance With Applicable Law.

5.10.1.           To the Knowledge of Bridge Bancorp, Bridge Bancorp and each Bridge Bancorp Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act of 1977, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has received any written notice to the contrary. The Board of Directors of Bridge Bank has adopted and Bridge Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been declared ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act and the regulations thereunder.

5.10.2.           Each of Bridge Bancorp and each Bridge Bancorp Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Bridge Bancorp, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

5.10.3.           Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary is, nor since January 1, 2011 has Bridge Bancorp or any Bridge Bancorp Subsidiary been, subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or ordered to pay any civil money penalty by, any Bank Regulator.  Since January 1, 2013, neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has received any written notification or, to the Knowledge of Bridge Bancorp, any other communication from any Bank Regulator (i) asserting that Bridge Bancorp or any Bridge Bancorp Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Bridge Bancorp or Bridge Bank; (iii) requiring or threatening to require Bridge Bancorp or any Bridge Bancorp Subsidiary, or indicating that Bridge Bancorp or any Bridge Bancorp Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Bridge Bancorp or any Bridge Bancorp Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Bridge Bancorp or any Bridge Bancorp Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Bridge Regulatory Agreement”). Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has consented to or entered into any currently effective Bridge Regulatory Agreement.  The most recent regulatory rating given to Bridge Bank as to compliance with the CRA is satisfactory or better.

5.10.4.           Following the completion of the Merger, Bridge Bank’s regulatory capital ratios shall be at or above the levels required for Bridge Bank to be considered “well-capitalized” under applicable bank regulatory guidelines without the need to raise capital.

5.11.                    Employee Benefit Plans.

5.11.1.           Bridge Bancorp Disclosure Schedule 5.11 includes a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, welfare benefit plans (including paid time off policies and other material benefit policies and procedures), fringe benefit plans, employment, consulting, severance and change in control agreements, and all other benefit practices, policies and arrangements maintained by Bridge Bancorp or any Bridge Bancorp Subsidiary in which any employee or director of Bridge Bancorp or any Bridge Bancorp Subsidiary participates or to which any such employee or director is a party or is otherwise entitled to receive benefits (the “Bridge Bancorp Compensation and Benefit Plans”).

5.11.2.           Each Bridge Bancorp Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, Patient Protection and Affordable Care Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full, if due.  Each Bridge Bancorp Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and Bridge Bancorp is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter.  There is no material pending or, to the Knowledge of Bridge Bancorp, threatened action, suit or claim relating to any of the Bridge Bancorp Compensation and Benefit Plans (other than routine claims for benefits).  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Bridge Bancorp Compensation and Benefit Plan that would reasonably be expected to subject Bridge Bancorp or any Bridge Bancorp Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

5.11.3.           All material contributions required to be made under the terms of any Bridge Bancorp Compensation and Benefit Plan have been timely made or are accrued on Bridge Bancorp’s Financial Statements in accordance with GAAP.  Bridge Bancorp and its Subsidiaries have duly expensed and accrued as a liability the present value of future benefits under each applicable Bridge Bancorp Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

5.12.                     Environmental Matters.

5.12.1.           To the Knowledge of Bridge Bancorp, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Bridge Bancorp or any of Bridge Bancorp Subsidiary.  To the Knowledge of Bridge Bancorp, no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Bridge Bancorp or any Bridge Bancorp Subsidiary by reason of any Environmental Laws.  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary during the past five years has received any written notice from any Person that Bridge Bancorp or any Bridge Bancorp Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Bridge Bancorp or any Bridge Bancorp Subsidiary.

5.12.2.           There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Bridge Bancorp’s Knowledge, threatened, before any court, governmental agency or other forum against Bridge Bancorp or any Bridge Bancorp Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Bridge Bancorp or any Bridge Bancorp Subsidiary.

5.13.                     Securities Documents

Since January 1, 2011, Bridge Bancorp has filed with the SEC all forms, reports, schedules, registration statements, and definitive proxy statements required to be filed by it with the SEC.  As of their respective dates, these Securities Documents filed by Bridge Bancorp complied as to form with the requirements of the Exchange Act or the Securities Act, as applicable, and the applicable rules and regulations of the SEC promulgated thereunder in all material respects.  As of their respective dates and as of the date any information has been incorporated by reference therein, these Bridge Bancorp Securities Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein made, in light of the circumstances under which they were made, not misleading.

5.14.                     Brokers, Finders and Financial Advisors

Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of RBC Capital Markets, LLC (“RBC”) and Sandler O’Neill + Partners, L.P. (“Sandler O’Neill”) and the fee payable pursuant thereto.

5.15.                     Opinion of Financial Advisor

Prior to the execution of this Agreement, the Board of Directors of Bridge Bancorp has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from RBC and from Sandler O’Neill to the effect that, as of the date of such opinions, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Bridge Bancorp.  Such opinions have not been amended or rescinded as of the date of this Agreement.

5.16.                     Intellectual Property

Bridge Bancorp and each Bridge Bancorp Subsidiary owns or, to Bridge Bancorp’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Bridge Bancorp’s or each of Bridge Bancorp’s Subsidiaries’ business, except in each case the absence of which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole and neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others.  Bridge Bancorp and each Bridge Bancorp Subsidiary has performed all the material obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.  To the Knowledge of Bridge Bancorp, the conduct of the business of Bridge Bancorp and each Bridge

Bancorp Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party, except in each case which, either individually or in the aggregate, would not have a Material Adverse Effect on Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole.

5.17.                     Labor Matters

There are no labor or collective bargaining agreements to which Bridge Bancorp or any Bridge Bancorp Subsidiary is a party.  There is no union organizing effort pending or, to the Knowledge of Bridge Bancorp, threatened against Bridge Bancorp or any Bridge Bancorp Subsidiary.  There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Bridge Bancorp, threatened against Bridge Bancorp or any Bridge Bancorp Subsidiary.  There is no unfair labor proceeding pending or, to the Knowledge of Bridge Bancorp, threatened in writing against Bridge Bancorp or any Bridge Bancorp Subsidiary (other than routine employee grievances that are not related to union employees).  Bridge Bancorp and each Bridge Bancorp Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice, except for such noncompliance which, either individually or in the aggregate, would not have a Material Adverse Effect on Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole.

5.18.                     No Material Adverse Effect

Since December 31, 2013, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole.

5.19.                     Risk Management Instruments

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Bridge Bancorp’s own account, or for the account of one or more Bridge Bancorp Subsidiaries or their customers, were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of Bridge Bancorp, with counterparties believed to be financially responsible at the time; and to Bridge Bancorp’s Knowledge each of them constitutes the valid and legally binding obligation of Bridge Bancorp or one of the Bridge Bancorp Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither Bridge Bancorp or Bridge Bank is, nor to the Knowledge of Bridge Bancorp is any other party thereto, in breach of any of its obligations under any such agreement or arrangement in any material respect.

5.20.                     Loan Portfolio

5.20.1.     The allowance for loan losses reflected in Bridge Bancorp’s audited consolidated balance sheet at December 31, 2013 was, and the allowance for loan losses shown on the balance sheets in Bridge Bancorp’s Financial Statements for periods ending after December 31, 2013 was, adequate, as of the date thereof, under GAAP.

5.20.2.     Bridge Bancorp Disclosure Schedule 5.20.2 sets forth a listing of loans that as of September 30, 2014 are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder.

5.20.3.     All loans receivable (including discounts) and accrued interest entered on the books of Bridge Bank arose out of bona fide arm’s-length transactions and were made for good and valuable consideration in the ordinary course of Bridge Bank’s business.  All such loans are owned by Bridge Bank free and clear of any liens.

5.20.4.     The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

5.20.5.     Bridge Bancorp and the Bridge Bancorp Subsidiaries have good and marketable title to all securities owned by them, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Bridge Bancorp or a Bridge Bancorp Subsidiary.  Such securities are valued on the books of Bridge Bancorp in accordance with GAAP in all material respects.  Bridge Bancorp employs investment, securities, risk management and other policies, practices and procedures which Bridge Bancorp believes are prudent and reasonable.

5.21.                     Bridge Bancorp Common Stock

The shares of Bridge Bancorp Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.22.                     Required Vote

The affirmative vote of a majority of the votes cast in favor of or against the issuance of Bridge Bancorp Common Stock by Bridge Bancorp in the Merger is the only shareholder approval required to approve this Agreement and the Merger under Bridge Bancorp’s certificate of incorporation and the New York Business Corporation Law.

5.23.                     Bridge Bancorp Information Supplied

The information relating to Bridge Bancorp and any Bridge Bancorp Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank

Regulator or other Governmental Entity in connection herewith, will not, to the Knowledge of Bridge Bancorp, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Merger Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Bridge Bancorp with respect to statements made or incorporated by reference therein based on information supplied by CNB specifically for inclusion or incorporation by reference in the Merger Registration Statement.

5.24.                     No Other Representation or Warranties

Except for the representations and warranties made by Bridge Bancorp and Bridge Bank in this Article V, neither Bridge Bancorp, Bridge Bank nor any other person makes any express or implied representation or warranty with respect to Bridge Bancorp, Bridge Bank, their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Bridge Bancorp and Bridge Bank hereby disclaim any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Bridge Bancorp, Bridge Bank nor any other person makes or has made any representation or warranty to CNB or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Bridge Bancorp, Bridge Bank, or any of their respective subsidiaries or businesses, or (ii) except for the representations and warranties made by Bridge Bancorp and Bridge Bank in this Article V, any oral or written information presented to CNB or any of its affiliates or representatives in the course of their due diligence investigation of Bridge Bancorp and Bridge Bank, the negotiation of this Agreement or in the course of the transactions contemplated hereby.  Bridge Bancorp and Bridge Bank each acknowledge and agree that neither CNB nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE VI

COVENANTS OF CNB

6.1.                            Conduct of Business.

6.1.1.                  Affirmative Covenants.  During the period from the date of this Agreement to the Effective Time, except with the written consent of Bridge Bancorp, which consent shall not be unreasonably withheld or delayed, CNB will: operate its business, only in the usual, regular and ordinary course of business consistent with past practice; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would, or would be reasonably likely to, (i) have a Material Adverse Effect on the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) have a Material Adverse Effect on its ability to perform its covenants and agreements under this Agreement.

6.1.2.                  Negative Covenants.  CNB agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in CNB Disclosure Schedule 6.1.2, or consented to by Bridge Bancorp in writing (which consent shall not be unreasonably withheld or delayed, it being agreed that such consent shall be deemed to have been given, in the case of subsection (M) below, if Bridge Bancorp has not responded to CNB’s request within two business days of the making of such request), it will not:

(A)                               change or waive any provision of its Articles of Association or Bylaws, or appoint a new director to the board of directors;

(B)                               change the number of authorized or issued shares of its capital stock, issue any shares of CNB Common Stock, including any shares that are held as “treasury shares” as of the date of this Agreement, except pursuant to a CNB Stock Option outstanding on the date hereof and listed on CNB Disclosure Schedule 4.3.2; or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock; make any grant or award of any options, warrants or similar instruments; or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock.

(C)                               enter into, amend in any material respect or terminate any Material Contract, except in the ordinary course of business;

(D)                               make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(E)                                other than retention bonuses that in the aggregate do not to exceed $250,000, and as mutually agreed upon by Bridge Bancorp and CNB with respect to any individual who is to receive a retention bonus of $25,000 or greater (and subject in either case to consultation between CNB and Bridge Bancorp, and to each recipient entering into a retention incentive agreement in the form set forth in Bridge Bancorp Disclosure Schedule 6.1.2(E)), grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments and severance plans and policies existing on the date hereof and set forth on CNB Disclosure Schedules 4.8.1 and 4.12.1, and (ii) pay increases in the ordinary course of business consistent with past practice to non-officer employees, and (iii) as may be required by law.  CNB shall not hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $75,000, except pursuant to offers of employment outstanding as of the date hereof and set forth on CNB Disclosure Schedule 4.8.1, provided that CNB may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(F)                                 enter into or, except as may be required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(G)                               sell or lease all or any substantial portion of the assets or business of CNB; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between CNB and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender any of its certificates of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(H)                              sell or otherwise dispose of the capital stock of CNB or sell or otherwise dispose of any asset of CNB other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of CNB to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise become responsible for obligations of any other individual, corporation or other entity, except in the ordinary course of business consistent with past practice;

(I)                                   voluntarily take any action that is intended or may reasonably be expected to result in any of the representations and warranties of CNB set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;

(J)                                   materially change any method, practice or principle of accounting, except as may be required from time to time by GAAP or any Bank Regulator responsible for regulating CNB;

(K)                              waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which CNB is a party, other than in the ordinary course of business, consistent with past practice;

(L)                                purchase any equity securities, or purchase any securities other than securities with a weighted average life of not more than three years (based on the assumption that interest rates rise 300 basis points) as of the date of purchase;

(M)                            except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the CNB Disclosure Schedule 6.1.2(M), and with respect to the loans held by CNB and set forth in CNB Disclosure Schedule 6.1.2(M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit), or modify any existing loan, in an amount in excess of $4,500,000 for a commercial real estate loan, or in excess of $1,500,000 for a commercial business loan, or in excess of $1,500,000 for a residential loan.  In addition, the prior approval of Bridge Bancorp is required with respect to the following:  (i) any new loan or credit facility commitment in an amount of $2 million or greater to any borrower or group of affiliated borrowers whose credit exposure with CNB, in the aggregate, exceeds $4 million prior thereto or as a result thereof; or (ii) except for existing commercial relationships or mortgage loans on residential properties, any new loan or loan commitment to any director or executive officer.

(N)                               except as set forth on the CNB Disclosure Schedule 6.1.2(N), enter into, renew or modify any transaction with an officer, director or affiliate, directly or indirectly through an entity affiliated or associated with such officer, director or Affiliate, other than a deposit transaction with CNB in the ordinary course of business consistent with past practice;

(O)                               enter into any futures contract, option, interest rate caps (other than with respect to residential ARMs), interest rate floors (other than with respect to commercial loans), interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(P)                                 except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(Q)                               make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(R)                               except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any CNB Employee Plan;

(S)                                 except as set forth in CNB Disclosure Schedule 6.1.2(S), make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(T)                                except as set forth in CNB Disclosure Schedule 6.1.2(T), purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(U)                               sell any participation interest in any loan, other than in the ordinary course of business consistent with past practice;

(V)                               undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by CNB of more than $25,000 annually, or containing any financial commitment extending beyond 24 months from the date hereof;

(W)                            pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $50,000 individually or $100,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(X)                               foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

(Y)                               purchase or sell any mortgage loan servicing rights;

(Z)                                issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Bridge Bancorp and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of Bridge Bancorp (which shall not be unreasonably withheld) or issue any broadly distributed communication of a general nature to customers without the prior approval of Bridge Bancorp (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(AA)                      agree to do any of the foregoing.

6.2.                            Current Information.

6.2.1.                  During the period from the date of this Agreement to the Effective Time, CNB will cause one or more of its representatives to confer with representatives of Bridge Bank and report the general status of its ongoing operations at such times as Bridge Bank may reasonably request.  CNB will promptly notify Bridge Bank of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the initiation or the threat of material litigation involving CNB and take such other actions as set forth in Bridge Bancorp Disclosure Schedule 6.2.1.  Without limiting the foregoing, as requested by Bridge Bank, senior officers of CNB shall meet with senior officers of Bridge Bank on a monthly basis to review the financial and operational affairs of CNB.

6.2.2.                  CNB and Bridge Bank shall meet on a regular basis to discuss and plan for the conversion of CNB’s data processing and related electronic informational systems to those used by Bridge Bank, which planning shall include, but not be limited to, discussion of the possible termination by CNB of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by CNB in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that CNB shall not be obligated to take any such action prior to the Effective Time and, unless CNB otherwise agrees, no conversion shall take place prior to the Effective Time.

6.2.3.                  CNB shall provide Bridge Bank, within 15 business days of the end of each calendar month, a written list of all CNB delinquent loans and classified assets.  On a monthly basis, CNB shall provide Bridge Bank with a schedule of (i) all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan, and (ii) loan grading changes.

6.2.4.                  CNB shall promptly inform Bridge Bancorp upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of CNB under any labor or employment law.

6.3.                            Access to Properties and Records.

Subject to Section 12.1 hereof, CNB shall permit Bridge Bank reasonable access during normal business hours upon reasonable notice to its properties, and shall disclose and make available to Bridge Bank during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter CNB reasonably determines should be treated as confidential) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which Bridge Bank may have a reasonable interest; provided, however, that CNB shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or as not permitted by law or regulation. CNB shall provide and shall request its auditors to provide Bridge Bancorp with such historical financial information regarding it (and related audit reports and consents) as Bridge Bancorp may reasonably request for securities disclosure purposes.  Bridge Bancorp and Bridge Bank shall use commercially reasonable efforts to minimize any interference with CNB’s regular business operations during any such access to CNB’s property, books and records.

6.4.                            Financial and Other Statements.

6.4.1.                  Promptly upon receipt thereof, CNB will furnish to Bridge Bancorp copies of each annual, interim or special audit of the books of CNB made by its independent auditors and copies of all internal control reports submitted to CNB by such auditors in connection with each annual, interim or special audit of the books of CNB made by such auditors.

6.4.2.                  As soon as reasonably available, but in no event later than the date such documents are filed with the Bank Regulators, CNB will deliver to Bridge Bancorp the CNB Regulatory Reports.  CNB will furnish to Bridge Bancorp copies of all documents, statements and reports as it shall send to its shareholders, the FDIC, the FRB or any other regulatory authority, except as legally prohibited thereby.  Within 15 days after the end of each month, CNB will deliver to Bridge Bancorp a monthly financial package that shall include a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

6.4.3.                  CNB will advise Bridge Bancorp promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of CNB.

6.4.4.                  With reasonable promptness, CNB will furnish to Bridge Bancorp such additional financial data that CNB possesses and as Bridge Bancorp may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.5.                            Maintenance of Insurance.

CNB shall maintain insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business.

6.6.                            Disclosure Supplements.

From time to time prior to the Effective Time, CNB will promptly supplement or amend the CNB Disclosure Schedules delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such CNB Disclosure Schedules or which is necessary to correct any information in such CNB Disclosure Schedules which has been rendered materially inaccurate thereby; provided, however, that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 6.6 or the failure of any condition set forth in Article IX to be satisfied, or otherwise constitute a breach of this Agreement by CNB, unless the underlying breach would independently result in a failure to satisfy of the conditions set forth in Article IX.  No supplement or amendment to such CNB Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7.                            Consents and Approvals of Third Parties.

CNB shall use its best efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.8.                            Best Efforts.

Subject to the terms and conditions herein provided, CNB agrees to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6.9.                            Failure to Fulfill Conditions.

In the event that CNB determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Bridge Bancorp.

6.10.                     No Solicitation.

(a)                                CNB shall not, and shall cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Bridge Bancorp) any information or data with respect to CNB or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which CNB is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by CNB or any Representative, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of CNB or otherwise, shall be deemed to be a breach of this Agreement by CNB. CNB and its Subsidiaries shall, and shall cause each of CNB Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Bridge Bancorp), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving CNB; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of CNB representing, in the aggregate, 25% or more of the assets of CNB and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 25% or more of the votes attached to the outstanding securities of CNB; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 25% or more of any class of equity securities of CNB; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b)                                Notwithstanding Section 6.10(a), CNB may take any of the actions described in clause (ii) of Section 6.10(a) if, but only if, (i) prior to the CNB Shareholders Meeting, CNB has received a bona fide unsolicited written Acquisition Proposal, that did not result from a breach of this Section 6.10; (ii) the CNB Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and, with respect to financial matters, its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal; (iii) CNB has provided Bridge Bancorp with at least two Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to CNB or otherwise relating to an Acquisition Proposal, CNB receives from such Person a confidentiality agreement with terms no less favorable to CNB than those contained in the Confidentiality Agreement. CNB shall promptly provide to Bridge Bancorp any non-public information regarding CNB or its Subsidiaries provided to any other Person that was not previously provided to Bridge Bancorp, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the CNB Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of CNB Common Stock or all, or substantially all, of the assets of CNB; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of CNB Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to CNB’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and (B) is, in light of the other terms of such proposal, more favorable to CNB’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c)                                  CNB shall promptly (and in any event within 24 hours) notify Bridge Bancorp in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with CNB or any CNB Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers.

(d)                                 Subject to Section 6.10(e), neither the CNB Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Bridge Bancorp in connection with the transactions contemplated by this Agreement (including the Merger), the CNB Recommendation (as defined in Section 8.1), or make any statement, filing or release, in connection with the CNB Shareholders Meeting or otherwise, inconsistent with the CNB Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the CNB Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.10(b)) or (B) requiring CNB to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e)                                  Notwithstanding Section 6.10(d), prior to the date of the CNB Shareholders Meeting, the CNB Board may approve or recommend to the shareholders of CNB a Superior Proposal and withdraw, qualify or modify the CNB Recommendation in connection therewith (a “CNB Subsequent Determination”) after the second Business Day following Bridge Bancorp’s receipt of a notice (the “Notice of Superior Proposal”) from CNB advising Bridge Bancorp that the CNB Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.10) constitutes a Superior Proposal (it being understood that CNB shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that CNB proposes to accept and the subsequent notice period shall also be two Business Days) if, but only if at the end of such two Business Day period, after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Bridge Bancorp since its receipt of such Notice of Superior Proposal (provided, however, that Bridge Bancorp shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), CNB Board has again in good faith made the determination that such Acquisition Proposal constitutes a Superior Proposal.

6.11.                     Board of Directors and Committee Meetings

Following the receipt of all Regulatory Approvals (without regard to any waiting periods associated therewith), CNB shall permit two representatives of Bridge Bank to attend any meeting of their Board of Directors, executive committee, loan (or credit) committee and asset liability committee as observers, provided that CNB shall not be required to permit these representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any Acquisition Proposal or during any other matter that the CNB Board of Directors has been advised of by counsel that such attendance by these representatives may violate or be inconsistent with a confidentiality obligation or fiduciary duty or any legal, regulatory or Nasdaq requirement.

ARTICLE VII

COVENANTS OF BRIDGE BANCORP

7.1.                            Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of CNB, which consent will not be unreasonably withheld or delayed, Bridge Bancorp will, and it will cause each Bridge Bancorp Subsidiary to, use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and voluntarily take no action that would or would be reasonably likely to: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or other approvals of Governmental Entities required for the transaction contemplated hereby, or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; (iii) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied; (iv) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; (vi) issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock other than any grant or award of any options, restricted stock, restricted stock units, warrants or similar instruments; or (vii) agree to do any of the foregoing.

7.2.                            Regulatory Filings Relating to Merger.

In furtherance and not in limitation of Sections 8.2 and 8.3 hereof, Bridge Bancorp will furnish to CNB copies of all documents, statements and reports that it or Bridge Bank files with any other Bank Regulator or the SEC with respect to the Merger and provide CNB with a reasonable opportunity to comment thereon prior to submitting such materials to the Bank Regulator or the SEC.

7.3.                            Maintenance of Insurance

Bridge Bancorp shall maintain, and cause each Bridge Bancorp Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business.

7.4.                            Disclosure Supplements.

From time to time prior to the Effective Time, Bridge Bancorp will promptly supplement or amend the Bridge Bancorp Disclosure Schedule delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Bridge Bancorp Disclosure Schedule or which is necessary to correct any information in such Bridge Bancorp Disclosure Schedule which has been rendered inaccurate thereby; provided, however, that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 7.4 or the failure of any condition set forth in Article IX to be satisfied, or otherwise constitute a breach of this Agreement by Bridge Bancorp, unless the underlying breach would independently result in a failure to satisfy of the conditions set forth in Article IX. No supplement or amendment to such Bridge Bancorp Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5.                            Consents and Approvals of Third Parties.

Bridge Bancorp shall use its best efforts to obtain as soon as practicable all consents and approvals, necessary or desirable for the consummation of the transactions contemplated, and in the manner contemplated, by this Agreement.

7.6.                            Best Efforts.

Subject to the terms and conditions herein provided, Bridge Bancorp agrees to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

7.7.                            Failure to Fulfill Conditions.

In the event that Bridge Bancorp determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify CNB.

7.8.                            Employee Benefits.

7.8.1.                  Bridge Bancorp will review all CNB Compensation and Benefit Plans to determine, in its sole and absolute discretion, whether to maintain, terminate or continue such plans.  In the event employee compensation and/or benefits as currently provided by CNB are changed or terminated by Bridge Bancorp, in whole or in part, Bridge Bancorp shall provide Continuing Employees (as defined below) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of Bridge Bancorp or applicable Bridge Bancorp Subsidiary (as of the date any such compensation or benefit is provided). Employees of CNB who become participants in a Bridge Bancorp Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits (and not for benefit accrual purposes) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of CNB prior to the Effective Time.  This Agreement shall not be construed to limit the ability of Bridge Bancorp or Bridge Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.

7.8.2.                  Notwithstanding anything in this Agreement to the contrary, each of Messrs. Lubow, Gunther, Lavelle, McConie and Ms. Frasco shall sign the agreements included in Bridge Bancorp Disclosure Schedule 7.8.2, agreeing to the payments and benefits that will be made to them in and acknowledging the satisfaction of all amounts and benefits due under their change in control agreements .  The supplemental executive retirement plan entered into between CNB and Stuart Lubow shall not be affected by such agreement, and Mr. Lubow will receive the benefits under this plan pursuant to its terms.

7.8.3.                  Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed by Bridge Bancorp hereunder or by operation of law, Bridge Bancorp shall have no obligation arising from and after the Effective Time to continue in its employ or in any specific job or to provide to any specified level of compensation or any incentive payments, benefits or perquisites to any individual who is an employee of CNB as of the Effective Time.  Bridge Bancorp agrees that each CNB employee who (i) is not offered employment with Bridge Bancorp or Bridge Bank as of the Effective Time or (ii) is involuntarily terminated by Bridge Bancorp or Bridge Bank (other than for cause) within six months of the Effective Time and who is not covered by a separate employment agreement, change in control agreement, severance, consulting, or similar agreement shall receive a severance payment equal to (A) two weeks of base pay (at the rate in effect on the termination date) for each full year of service at CNB, with a maximum of 26 weeks and a minimum of four weeks of base pay, plus (B) amounts payable to such employee for accrued vacation and personal days; provided, that such individual executes a release agreement in a form approved by Bridge Bancorp. For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full year.

7.8.4.                  In the event of any termination or consolidation of any CNB health plan with any Bridge Bank health plan, Bridge Bank shall make available to employees of CNB who continue employment with Bridge Bancorp or Bridge Bank (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to similarly situated Bridge Bank employees.  Unless a Continuing Employee affirmatively terminates coverage under a CNB health plan prior to the time that such Continuing Employee becomes eligible to participate in a Bridge Bank health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the CNB health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all similarly situated employees of Bridge Bank and their dependents.  In the event of a termination or consolidation of any CNB health plan, terminated CNB employees and qualified beneficiaries will have the right to continued coverage under group health plans of Bridge Bank in accordance with COBRA, consistent with the provisions below.  All CNB employees who cease participating in a CNB health plan and become participants in a comparable Bridge Bank health plan shall receive credit for any co-payment and deductibles paid under CNB health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the Bridge Bank health plan, upon substantiation, in a form satisfactory to Bridge Bank that such co-payment and/or deductible has been satisfied.

7.8.5.                  If requested by Bridge Bancorp in writing prior to the Effective Time and after the CNB Shareholders Meeting, and subject to the occurrence of the Effective Time, CNB shall cause to be adopted prior to the Effective Time resolutions of the Board of Directors of CNB and any necessary amendments to terminate any and all 401(k) Plans immediately prior to the Effective Time or cease all contributions to any and all 401(k) Plan maintained or sponsored by CNB (collectively, the “401(k) Plan”), and to prohibit the entry of new participants to the 401(k) Plan as of the day preceding the Effective Time. In the sole discretion of Bridge Bancorp, the 401(k) Plan may be merged into the Bridge Bancorp 401(k) Plan or terminated immediately prior to the Effective Time.  The form and substance of such resolutions and any necessary amendments shall be subject to the review and approval of Bridge Bancorp, which shall not be unreasonably withheld. CNB shall deliver to Bridge Bancorp an executed copy of such resolutions and any necessary amendments as soon as practicable following their adoption by the Board of Directors of CNB and shall fully comply with such resolutions and any necessary amendments.  If, in accordance with this Section 7.8.5, Bridge Bancorp requests in writing that CNB freeze entry of new participants into the 401(k) Plan, CNB shall take such actions as Bridge Bancorp may reasonably require in furtherance of the assumption of the 401(k) Plan by Bridge Bancorp, including, but not limited to, adopting such amendments to the 401(k) Plan as may be necessary to effect such assumption. In the event the 401(k) Plan is terminated, Bridge Bancorp shall, or shall cause its Affiliates to, use reasonable best efforts to cause the Bridge Bancorp 401(k) Plan to accept a “direct rollover” of such Continuing Employee’s account balances (and to use reasonable best efforts to include the rollover of promissory notes evidencing all outstanding loans) under the 401(k) Plan, provided that such rollover is elected in accordance with applicable law and is permitted by the terms and conditions of the Bridge Bancorp 401(k) Plan.

7.8.6.                  If requested by Bridge Bancorp, CNB shall take all such actions as Bridge Bancorp may request in order to fully and timely comply with any and all requirements of both the federal Worker Adjustment and Retraining Notification Act of 1988 and any state specific WARN Act statutes (collectively, the “WARN Act”), including providing notices to CNB’s employees.

7.9.                            Directors and Officers Indemnification and Insurance.

7.9.1.                  For a period of six years after the Effective Time, Bridge Bancorp shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of CNB (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Bridge Bancorp, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of CNB if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by CNB under the regulations of the OCC, including as applicable the DCGL, and under CNB’s Articles of Association and Bylaws.  Bridge Bancorp shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by CNB under the National Bank Act and the regulations of the OCC, including as applicable the DCGL, and under CNB’s Articles of Association and Bylaws, upon receipt of an undertaking to repay such advance payments if such officer, director or employee shall be adjudicated or determined to be not entitled to indemnification.  Any Indemnified Party wishing to claim indemnification under this Section 7.9.1 upon learning of any Claim, shall notify Bridge

Bancorp (but the failure so to notify Bridge Bancorp shall not relieve it from any liability which it may have under this Section 7.9.1, except to the extent such failure materially prejudices Bridge Bancorp) and shall deliver to Bridge Bancorp the undertaking referred to in the previous sentence.

7.9.2.                  In the event that either Bridge Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Bridge Bancorp shall assume the obligations set forth in this Section 7.9.

7.9.3.                  Either Bridge Bank or Bridge Bancorp shall maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of CNB (provided, that Bridge Bancorp or Bridge Bank may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Bridge Bancorp or Bridge Bank be required to expend in the aggregate pursuant to this Section 7.9.3 more than 300% of the annual cost currently expended by CNB with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Bridge Bancorp or Bridge Bank shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, CNB agrees in order for Bridge Bancorp or Bridge Bank to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

7.9.4.                  The obligations of Bridge Bank and Bridge Bancorp provided under this Section 7.9 are intended to be enforceable against Bridge Bank and Bridge Bancorp directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Bridge Bancorp and Bridge Bank.

7.10.                     Board of Directors

Bridge Bancorp and Bridge Bank shall take such corporate actions as necessary so that effective immediately after the Closing Date, two individuals who are directors of CNB and who are designated by Bridge Bancorp and Bridge Bank, in consultation with CNB, shall be appointed and elected to the Bridge Bancorp and Bridge Bank Boards of Directors.

7.11.                     Stock Listing.

Bridge Bancorp agrees to list on the Nasdaq (or such other national securities exchange on which the shares of the Bridge Bancorp Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of Bridge Bancorp Common Stock to be issued in the Merger.

7.12.                     Current Information

During the period from the date of this Agreement to the Closing Date, Bridge Bancorp will cause one or more of its representatives to confer with representatives of CNB and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as CNB may reasonably request.  Bridge Bancorp will promptly notify CNB, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), which might adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; or the institution of material litigation involving Bridge Bancorp and any Bridge Bancorp Subsidiary.  Bridge Bancorp shall be reasonably responsive to requests by CNB for access to such information and personnel regarding Bridge Bancorp and Bridge Bank as may be reasonably necessary for CNB to confirm that the representations and warranties of Bridge Bancorp and Bridge Bank contained herein are true and correct and that the covenants of Bridge Bancorp and Bridge Bank contained herein have been performed in all material respects; provided, however, that neither Bridge Bancorp nor Bridge Bank shall be required to take any action that would provide access to or to disclose information where such access or disclosure, in Bridge Bancorp’s or Bridge Bank’s reasonable judgment, would interfere with the normal conduct of Bridge Bancorp’s or Bridge Bank’s business or would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel.

7.13.                     Stock Reserve.

Bridge Bancorp agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock to fulfill its obligations under this Agreement.

ARTICLE VIII

REGULATORY AND OTHER MATTERS

8.1.                            Shareholder Meetings.

(a)                                 CNB will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of the holders of CNB Common Stock (the “CNB Shareholders Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in CNB’s reasonable judgment, necessary or desirable, and (ii) subject to Section 6.10, have its Board of Directors recommend approval of this Agreement to the CNB shareholders (the “CNB Recommendation”).

(b)                                 Bridge Bancorp will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of the holders of Bridge Bancorp Common Stock (the “Bridge Bancorp Shareholders Meeting”), for the purpose of approving the issuance of shares of Bridge Bancorp Common Stock as Merger Consideration pursuant to this Agreement and the

Merger, and for such other purposes as may be, in Bridge Bancorp’s reasonable judgment, necessary or desirable, and (ii) subject to its fiduciary duties, have its Board of Directors recommend approval of this Agreement to the Bridge Bancorp shareholders (the “Bridge Bancorp Recommendation”)

8.2.                            Joint Proxy Statement-Prospectus.

8.2.1.                  For the purposes of (x) registering Bridge Bancorp Common Stock to be offered to holders of CNB Common Stock in connection with the Merger with the SEC under the Securities Act, (y) holding the CNB Shareholders Meeting, and (z) holding the Bridge Bancorp Shareholders Meeting, Bridge Bancorp shall draft and prepare, and CNB shall cooperate in the preparation of, the Merger Registration Statement, including, to the extent required by law in the judgment of counsel to either party or otherwise desired by the parties, a joint proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such prospectus and joint proxy statement, in the form mailed to the CNB and Bridge Bancorp shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Joint Proxy Statement-Prospectus”).  Bridge Bancorp shall use its best efforts to file the Merger Registration Statement, including the Joint Proxy Statement-Prospectus, as promptly a practicable following the date of this Agreement.  Each of Bridge Bancorp and CNB shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of CNB and Bridge Bancorp shall thereafter promptly mail the Joint Proxy Statement-Prospectus to their respective shareholders. Bridge Bancorp shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and CNB shall furnish all information concerning CNB and the holders of CNB Common Stock as may be reasonably requested in connection with any such action.

8.2.2.                  CNB shall provide Bridge Bancorp with any information concerning itself that Bridge Bancorp may reasonably request in connection with the drafting and preparation of the Joint Proxy Statement-Prospectus, and Bridge Bancorp shall notify CNB promptly of the receipt of any comments of the SEC with respect to the Joint Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to CNB promptly copies of all correspondence between Bridge Bancorp or any of their representatives and the SEC. Bridge Bancorp shall give CNB and its counsel the opportunity to review and comment on the Joint Proxy Statement-Prospectus prior to its being filed with the SEC and shall give CNB and its counsel the opportunity to review and comment on all amendments and supplements to the Joint Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of Bridge Bancorp and CNB agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Joint Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to their respective shareholders at the earliest practicable time.

8.2.3.                  CNB and Bridge Bancorp shall promptly notify the other party if at any time it becomes aware that the Joint Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, CNB shall cooperate with Bridge Bancorp in the preparation of a supplement or amendment to such Joint Proxy Statement-Prospectus that corrects such misstatement or omission, and Bridge Bancorp shall file an amended Merger Registration Statement with the SEC, and Bridge Bancorp and CNB shall mail an amended Joint Proxy Statement-Prospectus to their respective shareholders.

8.3.                            Regulatory Approvals.

Each of CNB and Bridge Bancorp will cooperate with the other and use best efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall Bridge Bancorp or Bridge Bank be required to agree to any prohibition, limitation, or other requirement that would prohibit or materially limit the ownership or operation by any of them of the business or assets of CNB, materially limit the business currently conducted by Bridge Bancorp or Bridge Bank, compel any of them to dispose of or hold separate all or any material portion of the business or assets of CNB (together, a “Burdensome Condition”).  CNB and Bridge Bancorp will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Joint Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of CNB, Bridge Bancorp to any Bank Regulatory or governmental body in connection with the Merger, and the other transactions contemplated by this Agreement. CNB shall have the right to review and approve in advance any filing made in connection with the transactions contemplated by this Agreement with any governmental body.  Bridge Bancorp shall give CNB and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator or the SEC and shall give CNB and its counsel the opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator or the SEC.

ARTICLE IX

CLOSING CONDITIONS

9.1.                            Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1.                  Shareholder Approvals. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of CNB,

and the issuance of shares of Bridge Bancorp Common Stock as Merger Consideration pursuant to this Agreement and the Merger shall have been approved by the requisite vote of the shareholders of Bridge Bancorp.

9.1.2.                  Injunctions.  None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3.  Regulatory Approvals.  All Regulatory Approvals required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals shall have expired; all other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired.

9.1.4.                  Effectiveness of Merger Registration Statement.  The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Bridge Bancorp Common Stock in the Merger is subject to the Blue Sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5.                  Nasdaq Listing.  The shares of Bridge Bancorp Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

9.2.                            Conditions to the Obligations of Bridge Bancorp and Bridge Bank under this Agreement.

The obligations of Bridge Bancorp under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.5 at or prior to the Closing Date:

9.2.1.                  Representations and Warranties.  The representations and warranties of CNB set forth in the Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of CNB that are not so qualified shall be true and correct as in all material respects, in each case as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date). Bridge Bancorp shall have received a certificate signed on behalf of CNB by the Chief Executive Officer and the Chief Financial Officer of CNB to the foregoing effect.

9.2.2.                  Agreements and Covenants.  CNB shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and Bridge Bancorp shall have received a certificate signed on behalf of CNB by the Chief Executive Officer and Chief Financial Officer of CNB to such effect dated as of the Effective Time.

9.2.3.                  Regulatory Approvals.  None of the Regulatory Approvals necessary to consummate the Mergers and the transactions contemplated by this Agreement shall include any term, condition or restriction upon Bridge Bancorp or Bridge Bank that imposes a Burdensome Condition.

9.2.4.                  Limitation on Dissenters’ Rights.  As of the Closing Date, the holders of no more than 10% of the CNB Common Stock shall have taken the actions required by the National Bank Act and the regulations of the OCC, to qualify their CNB Common Stock as Dissenting Shares.

9.2.5.              Tax Opinion.  Bridge Bancorp shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C., dated the Closing Date, to the effect that the Merger will constitute a reorganization under Section 368(a) of the Code.  In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of Bridge Bancorp, Bridge Bank and CNB, reasonably satisfactory in form and substance to such counsel.

9.3.                            Conditions to the Obligations of CNB under this Agreement.

The obligations of CNB under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.4 at or prior to the Closing Date:

9.3.1.                  Representations and Warranties.  The representations and warranties of Bridge Bancorp and Bridge Bank set forth in this Agreement that are qualified as to materiality shall be true and correct, and each of the representations and warranties of Bridge Bancorp and Bridge Bank that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date).  CNB shall have received a certificate signed on behalf of Bridge Bancorp by the Chief Executive Officer and the Chief Financial Officer of Bridge Bancorp to the foregoing effect.

9.3.2.                  Agreements and Covenants.  Bridge Bancorp shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and CNB shall have received a certificate signed on behalf of Bridge Bancorp by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.

9.3.3.                  Payment of Merger Consideration.  Bridge Bancorp shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide CNB with a certificate evidencing such delivery.

9.3.4.  Tax Opinion.  CNB shall have received an opinion of Day Pitney, LLC, dated the Closing Date, to the effect that the Merger will constitute a reorganization under Section 368(a) of the Code.  In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of Bridge Bancorp, Bridge Bank and CNB, reasonably satisfactory in form and substance to such counsel.

ARTICLE X

THE CLOSING

10.1.                     Time and Place.

Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place by mail or electronic delivery, or, at the option of the Bridge Bancorp, at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m., or at such other place or time upon which Bridge Bancorp and CNB mutually agree.  A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place on the day prior to the Closing Date.

10.2.                     Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to Bridge Bancorp and CNB the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, Bridge Bancorp shall have delivered the Merger Consideration as set forth under Section 9.3.4 hereof.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1.                     Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of CNB:

11.1.1. At any time by the mutual written agreement of Bridge Bancorp, Bridge Bank and CNB;

11.1.2. By the Board of Directors of either Bridge Bancorp and Bridge Bank, on the one hand, or CNB on the other hand (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by CNB) or Section 9.3.1 (in the case of a breach of a representation or warranty by Bridge Bancorp or Bridge Bank);

11.1.3. By the Board of Directors of either Bridge Bancorp and Bridge Bank, on the one hand, or CNB on the other hand (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.3 unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.2 (in the case of a breach of covenant by CNB) or Section 9.3.2 (in the case of a breach of covenant by Bridge Bancorp or Bridge Bank);

11.1.4. At the election of the Board of Directors of either Bridge Bancorp and Bridge Bank, on the one hand, or CNB on the other hand, if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Bridge Bancorp, Bridge Bank and CNB; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5. By the Board of Directors of either Bridge Bancorp and Bridge Bank, on the one hand, or CNB on the other hand, if (i) the shareholders of CNB shall have voted at the CNB Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions, or (ii) the shareholders of Bridge Bancorp shall have voted at the Bridge Bancorp Shareholders Meeting on the issuance of shares of Bridge Bancorp Common Stock as Merger Consideration pursuant to this Agreement and the Merger, and such vote shall not have been sufficient to approve such issuance or the Merger;

11.1.6. By the Board of Directors of either Bridge Bancorp and Bridge Bank, on the one hand, or CNB on the other hand, if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.7. By the Board of Directors of Bridge Bancorp and Bridge Bank, if any Regulatory Approval includes a Burdensome Condition.

11.1.8. By the Board of Directors of Bridge Bancorp and Bridge Bank if CNB has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of CNB has entered into an acquisition agreement with respect to the Superior

Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to Bridge Bancorp;

11.1.9. By the Board of Directors of CNB if CNB has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of CNB has made a determination to accept such Superior Proposal;

11.1.10. By CNB, if the CNB Board of Directors determines by a vote of the majority of the members of the entire CNB Board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)                                     The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “Bridge Bancorp Ratio”) shall be less than 0.825; and

(ii)                                  The Bridge Bancorp Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.175 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”); subject, however, to the following three sentences.  If the CNB elects to exercise its termination right pursuant to this Section 11.1.10, it shall give written notice to Bridge Bancorp (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period).  During a five-day period commencing with its receipt of such notice, Bridge Bancorp shall have the option to increase the consideration to be received by the holders of CNB Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.825 and the Exchange Ratio by (B) the Average Closing Price and (z) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Bridge Bancorp Ratio.  If Bridge Bancorp so elects within such five-day period, it shall give prompt written notice to CNB of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 11.1.10 and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified.)

For purposes of this Section 11.1.10, the following terms shall have the meanings indicated.

“Average Closing Price” shall mean the average of the daily closing prices for shares of Bridge Bancorp Common Stock for the ten consecutive full trading days on which such shares are actually traded on the Nasdaq (as reported by the Nasdaq) ending on the trading day immediately preceding the Determination Date.

“Determination Date” shall mean the first date on which all Regulatory Approvals have been received (disregarding any waiting period).

“Final Index Price” shall mean the average of the Index Prices for the twenty consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the Nasdaq Stock Bank Index.

“Index Price” shall mean the average closing price of the entities comprising the Index Group taken as a whole without regard to market capitalization.

“Starting Date” shall mean December 11, 2014.

“Starting Price” shall mean $26.00.

If Bridge Bancorp or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices of the common stock of Bridge Bancorp or such company shall be appropriately adjusted for the purposes of applying this Section 11.1.10.

11.2.                     Effect of Termination.

11.2.1.           In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.2, 12.4, 12.5, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2.           If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A)                               Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement-Prospectus and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by Bridge Bancorp and CNB.

(B)                               In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C)                               As a condition of Bridge Bancorp’s willingness, and in order to induce Bridge Bancorp, to enter into this Agreement, CNB hereby agrees to pay Bridge Bancorp, and Bridge Bancorp shall be entitled to payment of a fee of $5,000,000 (the “Bridge Bancorp Fee”).  The Bridge Bancorp Fee shall be paid within three business days after written demand for payment is made by Bridge Bancorp, following the occurrence of any of the events set forth below:

(i)                                     CNB terminates this Agreement pursuant to Section 11.1.9 or Bridge Bancorp terminates this Agreement pursuant to Section 11.1.8; or

(ii)                                  The entering into a definitive agreement by CNB relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving CNB within twelve months after the occurrence of any of the following: (a) the termination of the Agreement by Bridge Bancorp and Bridge Bank pursuant to Section 11.1.2 or 11.1.3 because of, in either case, a willful breach by CNB after the public disclosure, or public awareness or CNB’s awareness, of an Acquisition Proposal; or (b) the failure of the shareholders of CNB to approve this Agreement after the public disclosure or public awareness of an Acquisition Proposal.

(D)                               The right to receive payment of the Bridge Bancorp Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of Bridge Bancorp against CNB and its Subsidiaries and their respective officers and directors with respect to a termination under (i) or (ii) above.

11.3.                     Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of CNB), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of CNB, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to CNB’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII

MISCELLANEOUS

12.1.                     Confidentiality.

Except as specifically set forth herein, Bridge Bancorp, Bridge Bank and CNB mutually agree to be bound by the terms of the confidentiality agreement dated November 18, 2014 (the “Confidentiality Agreement”) previously executed by Bridge Bancorp and CNB, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

12.2.                     Public Announcements.

CNB and Bridge Bancorp shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither CNB, on the one hand, nor Bridge Bancorp and Bridge Bank on the other hand, shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

12.3.                     Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

12.4.                     Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to CNB, to:	Stuart H. Lubow Chairman, President and Chief Executive Officer Community National Bank 400 Broadhollow Road Melville, New York 11747 Fax: (516) 498-1011 Email: slubow@cnbny.com

With required copies (which shall not constitute notice) to:	Day Pitney LLP 7 Times Square New York, New York 10036 Attention: Ronald H. Janis Fax: (212) 881-9023 Email: rjanis@daypitney.com

If to Bridge Bancorp and/or Bridge Bank, to:	Kevin M. O’Connor President and Chief Executive Officer Bridge Bancorp, Inc. 2200 Montauk Highway Bridgehampton, New York 11932 Fax: (631) 537-1835 Email: koconnor@bridgenb.com

With required copies (which shall not constitute notice) to:	John J. Gorman, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Fax: (202) 362-2902 Email: jgorman@luselaw.com or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three business days after being delivered to the U.S. mail, postage prepaid; or (c) one business day after being delivered to the overnight courier.

12.5.                     Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.  Except  for the provisions of Article III and Section 7.9., following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.6.                     Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7.                     Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.  A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

12.8.                     Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9.                     Governing Law.

This Agreement shall be governed by the laws of State of New York.

12.10.              Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  The recitals hereto constitute an integral part of this Agreement.  References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”).  The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.  The term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, or (b) included in the virtual data room of a party prior to the date hereof. Any reference to the other party vis-à-vis CNB, shall mean both Bridge Bancorp and Bridge Bank. The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.11.              Specific Performance; Jurisdiction.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the Eastern District of New York or in any state court in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Eastern District of New York or of any state court located in the State of New York in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the United States District Court for the Eastern District of New York or a state court located in the State of New York.

12.12.              Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT:  (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.12.

IN WITNESS WHEREOF, Bridge Bancorp, Bridge Bank and CNB have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

Bridge Bancorp, Inc.

Dated: December 14, 2014	By:	/s/ Kevin M. O’Connor
	Name:	Kevin M. O’Connor
	Title:	President and Chief Executive Officer

The Bridgehampton National Bank

Dated: December 14, 2014	By:	/s/ Kevin M. O’Connor
	Name:	Kevin M. O’Connor
	Title:	President and Chief Executive Officer

Community National Bank

Dated: December 14, 2014	By:	/s/ Stuart H. Lubow
	Name:	Stuart H. Lubow
	Title:	Chairman, President and Chief Executive Officer

APPENDIX B

December 14, 2014

Board of Directors

Community National Bank

400 Broadhollow Road

Suite 305

Melville, NY 11747

Members of the Board:

You have advised us that Community National Bank (the “Company”) is contemplating entering into an Agreement and Plan of Merger (the “Agreement”) with Bridge Bancorp, Inc. (“Bridge”) and The Bridgehampton National Bank, a wholly owned subsidiary of Bridge (“Bridge Bank”), pursuant to which, among other things, (i) the Company will merge with and into Bridge Bank (the “Merger”), and (ii) each outstanding share of the Company’s common stock, $5.00 par value (“Company Common Stock”), other than those shares of Company Common Stock beneficially owned by the Company, Bridge or their respective subsidiaries, will be converted into the right to receive 0.79 shares of common stock, $0.01 par value (“Bridge Common Stock”), of Bridge (the “Exchange Ratio”).  In connection with your evaluation of the Merger, you have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of Company Common Stock other than Bridge and its affiliates (the “Unaffiliated Shareholders”) of the Exchange Ratio provided for in the Merger pursuant to the Agreement. Our opinion addresses the fairness, from a financial point of view, to the Unaffiliated Shareholders in their capacity as holders of Company common stock, and not in any other capacity.

In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things:

1.              reviewed a draft, dated December 12, 2014, of the Agreement;

2.              reviewed the audited financial statements for each of the Company and Bridge for the years ended December 31, 2011, 2012 and 2013 and the unaudited financial statements for the quarter ended September 30, 2014 for each of the Company and Bridge;

3.              reviewed certain other publicly available information regarding each of the Company and Bridge;

4.              reviewed and discussed with members of the senior management of the Company and Bridge and certain of their representatives and advisors certain information regarding the historical and current financial and operating performance of the Company and Bridge as provided by the Company and Bridge respectively, certain financial forecasts regarding the future financial results and condition of the Company (the “Company Financial Forecasts”) prepared by the Company’s senior management, and certain financial forecasts regarding the future financial results and condition of Bridge (the “Bridge Financial Forecasts”) prepared by Bridge’s senior management;

880 Carillon Parkway // St. Petersburg, FL 33716 // T 727.567.1000 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

5.              reviewed comparative financial and operating data on the banking industry, the Company, Bridge, and selected public companies we deemed to be relevant; and

6.              performed such other analyses and reviewed such other information relating to the Company, Bridge and the Merger as Raymond James deemed relevant.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by or on behalf of the Company, Bridge or any other party, as well as publicly available information, and we have not undertaken any duty or responsibility to verify independently, and have not so verified, any of such information.  In addition, we have not received or reviewed any individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Bridge or any of their respective subsidiaries and we have not been furnished with any such evaluations or appraisals. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses.

With respect to the Company Financial Forecasts, we have been advised by the Company and we have assumed that the Company Financial Forecasts have been reasonably prepared in good faith and reflect the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of the Company.  With respect to the Bridge Financial Forecasts, we have been advised by Bridge and we have assumed that the Bridge Financial Forecasts have been reasonably prepared in good faith and reflect the best currently available estimates, judgments and assumptions of the management of Bridge as to the future financial performance of Bridge.  We have been authorized by the Company to rely upon such forecasts and other information and data, including without limitation the Company Financial Forecasts and the Bridge Financial Forecasts, and we express no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared.  We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.

We have assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses, that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any terms or conditions thereof and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Merger, no delays, limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company, Bridge or the contemplated benefits of the Merger.

Our Opinion is based upon market, economic, financial and other circumstances and conditions existing and known to us as of the date hereof.  Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion.

We express no opinion as to the underlying business decision of the Board of Directors of the Company to effectuate the Merger, the structure or legal, tax, accounting or regulatory aspects or consequences of the Merger or the availability or advisability of any alternatives to the Merger. We have relied upon, without independent verification, the assessment by the respective managements of the Company and Bridge and their legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to the value of Company Common Stock or Bridge Common Stock following the announcement of the proposed Merger, the value of Bridge Common Stock following the consummation of the Merger, or the prices at which shares of Company Common Stock or Bridge Common Stock may be purchased or sold at any time, which in each case, may vary depending on numerous factors, including factors outside of the control of the Company and Bridge.  With your consent, we have assumed that the shares of Bridge Common Stock to be issued in the Merger will be freely tradable on the NASDAQ Global Select Market.

Our Opinion is limited to the fairness, from a financial point of view, to the Unaffiliated Shareholders of the Exchange Ratio provided for in the Merger pursuant to the Agreement and does not address any other term, aspect or implication of the Agreement, the Merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise.  The delivery of this Opinion was approved by our internal opinion committee in conformity with its policies and procedures.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has acted as financial advisor to the Company in connection with the Merger and will receive a fee for such services, a substantial portion of which is contingent upon the successful completion of the Merger.  In addition, Raymond James will receive a fee for rendering this Opinion, which fee is not contingent upon the successful completion of the Merger.  In addition, the Company has agreed to indemnify us and certain related parties against certain liabilities arising out of our engagement.

Raymond James and its affiliates have in the past provided and are currently providing investment banking and other financial services to Bridge for which Raymond James or its affiliates have received, or would expect to receive, compensation, including, during the past two years, having provided advisory services to Bridge with respect to portfolios of fixed income securities held or managed by Bridge. Raymond James and its affiliates may provide investment banking, financial advisory and other financial services to the Company, Bridge or certain of their respective affiliates in the future, for which Raymond James and such affiliates may receive compensation.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Bridge for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors (in its capacity as such) of the Company in connection with its consideration of the proposed Merger and does not constitute a recommendation to the Board of Directors, any shareholder of the Company or any other party regarding how to vote or act on any matter relating to the proposed Merger.  Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party, regardless of any prior or ongoing advice or relationships.

Based upon and subject to the foregoing, it is our opinion that, as of December 14, 2014, the Exchange Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Unaffiliated Shareholders.

Very truly yours,

/s/ Raymond James & Associates, Inc.
RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX C

December 12, 2014

The Board of Directors

Bridge Bancorp, Inc.

2200 Montauk Highway

Bridgehampton, NY 11932

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Bridge Bancorp, Inc., a New York corporation (“Bridge Bancorp”), of the Exchange Ratio (as defined below) provided for under the terms of the proposed Agreement and Plan of Merger (the “Agreement”) by and between Bridge Bancorp, The Bridgehampton National Bank, a wholly owned subsidiary of Bridge Bancorp (“Bridge Bank”) and Community National Bank, a national banking association (“Community National”).  Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that Community National will merge with and into Bridge Bank (the “Merger”) and, at the Effective Time, each share of common stock, par value $5.00 per share, of Community National (“Community National Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares held by Community National or Bridge Bank, which will be cancelled for no consideration, and Dissenters’ Shares) will be converted into the right to receive 0.79 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Bridge Bancorp (“Bridge Bancorp Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as a financial advisor to Bridge Bancorp in connection with the Merger and we will receive a fee for our services upon delivery of this opinion (the “Delivery Fee”), which is not contingent upon the successful completion of the Merger.  In addition, for our services as financial advisor to Bridge Bancorp in connection with the Merger, if the Merger is successfully completed we will receive an additional fee (the “Success Fee”), against which the Delivery Fee will be credited. In addition, if, in connection with the Merger not being completed, Bridge Bancorp receives a termination fee, we will be entitled to a portion of such fee, when received by Bridge Bancorp.  Bridge Bancorp has also agreed to indemnify us for certain liabilities that may arise out of our engagement.

In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of Bridge Bancorp and/or Community National and receive customary compensation, and may also actively trade securities of Bridge Bancorp and/or Community National for our own account and the accounts of our customers, and, accordingly, RBCCM and its affiliates, may hold a long or short position in such securities.

RBCCM has provided investment banking and financial advisory services to Bridge Bancorp in the past, for which it received customary fees, including, in the past two years, having acted as financial advisor for its acquisition of FNBNY Bancorp, Inc. completed in February 2014, and book-running manager on its offering of Bridge Bancorp Common Stock completed in October 2013.  In light of RBCCM’s prior services to Bridge Bancorp and its financial advisory and financing roles for Bridge Bancorp in connection with the Merger, RBCCM anticipates that it may be selected by Bridge Bancorp to provide investment banking and financial advisory and/or financing services that may be required by Bridge Bancorp in the future, regardless of whether the Merger is successfully completed.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following:  (i) we reviewed the financial terms of the draft Agreement dated December 5, 2014 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to Bridge Bancorp and Community National and certain other relevant historical operating data relating to Bridge Bancorp and Community National made available to us from published sources and from the internal records of Bridge Bancorp; (iii) we reviewed and analyzed financial projections and forecasts of Community National prepared by Bridge Bancorp’s management, as well as certain publicly available consensus research estimates of financial projections and forecasts of Bridge Bancorp as a standalone entity, as directed by Bridge Bancorp’s management, as well as reviewed and analyzed certain assumptions relating to the future financial performance of Bridge Bancorp as a standalone entity extrapolated from such publicly available projections and forecasts provided by Bridge Bancorp’s management, as well as information with respect to certain synergies expected to be realized from the Merger provided by Bridge Bancorp’s management (collectively, “Forecasts”); (iv) we conducted discussions with members of the senior management of Bridge Bancorp and Community National, respectively, with respect to the business prospects and financial outlook of Bridge Bancorp and Community National as standalone entities as well as the strategic rationale and potential benefits of the Merger; (v) we reviewed Wall Street research estimates regarding the potential future performance of Bridge Bancorp and Community National as standalone entities; (vi) we reviewed the reported prices and trading activity for Bridge Bancorp Common Stock and Community National Common Stock; and (vii) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph:  (i) we performed a valuation analysis of each of Bridge Bancorp and Community National as a standalone entity, using research price target, comparable company and discounted cash flow analyses with respect to each of Bridge Bancorp and Community National as well as precedent transaction analysis with respect to Community National; and (ii) we performed a pro forma combination analysis, determining the potential impact of the Merger on the projected 2015-2016 earnings per share, as well as other selected historical and projected metrics, of Bridge Bancorp.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached.  Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.  The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment.  Such conclusions may involve significant elements of subjective judgment and qualitative analysis.  We therefore give no opinion as to the value or merit standing alone of any one or more parts of such analysis.

In rendering our opinion, we have assumed and relied upon, with your consent, the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Bridge Bancorp or Community National (including, without limitation, the financial statements and related notes thereto of each of Bridge Bancorp and Community National, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information.  We have assumed, with your consent, that all Forecasts provided to us by Bridge Bancorp (including Forecasts provided to us by Bridge Bancorp with respect to certain cost synergies expected to be realized from the Merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Bridge Bancorp as to the future financial performance of Bridge Bancorp or Community National (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company).  We express no opinion as to such Forecasts or the assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of Bridge Bancorp or Community National, and we have not been furnished with any such valuations or appraisals.  We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Bridge Bancorp or Community National.  We are not experts in the evaluation of allowances for loan and lease losses and have not independently verified such allowances or reviewed or examined any individual loan or credit files. We assumed, with your consent, that the aggregate allowances for loan and lease losses set forth in the financial statements of Bridge Bancorp and Community National are adequate to cover such losses.  We have not investigated, and make no assumption regarding, any litigation or other claims affecting Bridge Bancorp or Community National.

We have assumed with your consent, in all respects material to our analysis that all conditions to the consummation of the Merger will be satisfied without waiver thereof.  We have further assumed with your consent that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date.  We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion.  We are not expressing any opinion herein as to the prices at which Bridge Bancorp Common Stock or Community National Common Stock have traded or will trade following the announcement of the Merger nor the prices at which Bridge Bancorp Common Stock will trade following the consummation of the Merger.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Bridge Bancorp in connection with the Merger.  We express no opinion and make no recommendation to any holder of Bridge Bancorp Common Stock as to how such holder should vote with respect to the approval of the issuance of shares of Bridge Bancorp Common Stock pursuant to the Agreement and the Merger or any other proposal to be voted upon by them in connection with the Merger.  All advice and opinions (written and oral) rendered by RBCCM are intended for the use and benefit of the Board of Directors of Bridge Bancorp.  Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM.  If required by applicable law, such opinion may be included in any disclosure document filed by Bridge Bancorp with the Securities and Exchange Commission with respect to the Merger; provided however, that such opinion must be reproduced in full and that any description of or reference to RBCCM be in a form reasonably acceptable to RBCCM and its counsel.  RBCCM shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by Bridge Bancorp to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which Bridge Bancorp might engage.

Our opinion addresses solely the fairness of the Exchange Ratio, from a financial point of view, to Bridge Bancorp.  Our opinion does not in any way address other terms or arrangements of the Merger or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement, nor does it address, and we express no opinion with respect to, the solvency of Bridge Bancorp.  Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of Bridge Bancorp’s officers, directors or employees, or class of such persons, relative to the compensation to be paid by Bridge Bancorp in the Merger.

Our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Bridge Bancorp.

Very truly yours,

/s/ RBC CAPITAL MARKETS, LLC

RBC CAPITAL MARKETS, LLC

APPENDIX D

December 12, 2014

Board of Directors

Bridge Bancorp, Inc.

2200 Montauk Highway

Bridgehampton, New York 11932

Ladies and Gentlemen:

Bridge Bancorp, Inc. (“Bridge”),  The Bridgehampton National Bank (“Bridge Bank”) and Community National Bank (“Community”) intend to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Community will merge with and into Bridge Bank (the “Merger”).  Under the terms of the Agreement, upon consummation of the Merger, each share of Community common stock issued and outstanding immediately prior to the Merger, other than certain shares specified in the Agreement, will be converted into the right to receive 0.79 (the “Exchange Ratio”) of a share of Bridge common stock (the “Merger Consideration”).  The terms of the merger are more fully described in the Agreement.  Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.  You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Bridge.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.  In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 12, 2014; (ii) certain publicly available financial statements and other historical financial information of Bridge that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Community that we deemed relevant; (iv) publicly available median earnings estimates for Bridge for the years ending December 31, 2014, December 31, 2015 and December 31, 2016 and an estimated long term rate for the years thereafter as provided by senior management of Bridge; (v) internal financial projections for Community for the years ending December 31, 2014 through December 31, 2017 as provided by Community and an estimated long-term growth for the years thereafter based on guidance from the senior management of Bridge; (vi) the pro forma financial impact of the Merger on Bridge based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Bridge; (vii) a comparison of certain financial information for Bridge and Community with similar institutions for which publicly available information is available; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.  We also discussed with certain members of senior management of Bridge the business, financial condition, results of operations and prospects of Bridge and held similar discussions with certain members of senior management of Community regarding the business, financial condition, results of operations and prospects of Community.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Bridge and Community or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion.  We have further relied on the assurances of the respective managements of Bridge and Community that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.  We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bridge and Community or any of their respective subsidiaries.  We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Bridge and Community. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Bridge and Community, or the combined entity after the Merger and we have we not reviewed any individual credit files relating to Bridge and Community.  We have assumed, with your consent, that the respective allowances for loan losses for both Bridge and Community are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly earnings projections and long-term growth rate for Bridge as provided with senior management of Bridge and internal projections for Community as provided by senior management of Community and an estimated long-term growth rate as adjusted based on the guidance of senior management of Bridge.  Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Bridge.  With respect to those projections, estimates and judgments, the respective managements of Bridge and Community confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Bridge and Community, respectively, and we assumed that such performance would be achieved.  We express no opinion as to such estimates or the assumptions on which they are based.  We have also assumed that there has been no material change in Bridge’ and Community’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us.

We have also assumed, with your consent, that (i) the draft of the Agreement we reviewed did not change in any material respect prior to the time it is executed by Bridge and Community; (ii) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived; (iii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Bridge, Community or the Merger; (iv) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements and (v) the Merger will qualify as a tax-free reorganization for federal income tax purposes.  Finally, we express no opinion as to the legal, accounting and tax advice Bridge has received from its advisors relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof could materially affect this opinion.  We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.  We will receive a fee for rendering this opinion.  Bridge has also agreed to indemnify us against certain liabilities arising out of our engagement.  In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Bridge and Community and their affiliates.

Our opinion is directed to the Board of Directors of Bridge in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of either Bridge or Community as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger.  Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to Bridge and does not address the underlying business decision of Bridge to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Bridge or the effect of any other transaction in which Bridge might engage.  This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent.  This Opinion has been approved by Sandler O’Neill’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to Bridge from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

APPENDIX E

DISSENTERS’ RIGHTS STATUTE

§ 215a.  Mergers of national banks or State banks into national banks

. . .

(b)           Dissenting shareholders. If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c)           Valuation of shares. The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d)           Application to shareholders of merging associations: Appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law. If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

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